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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-219135

         LETTER TO TRIBUNE SHAREHOLDERS

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Fellow Tribune Shareholder:

          We cordially invite you to attend a special meeting of shareholders of Tribune Media Company, a Delaware corporation, which we refer to as "Tribune," to be held on October 19, 2017, at 9:00 a.m., local time, at the Omni Hotel, located at 251 South Olive Street, Los Angeles, California 90012, which we refer to as the "special meeting." As previously announced, on May 8, 2017, Tribune entered into a merger agreement providing for the acquisition of Tribune by Sinclair Broadcast Group, Inc., a Maryland corporation, which we refer to as "Sinclair." At the special meeting, you will be asked to consider and vote on a proposal to adopt the merger agreement.

          If the transaction is completed, you will be entitled to receive for each share of Tribune Class A common stock and Tribune Class B common stock you own merger consideration consisting of $35.00 in cash, without interest and less any required withholding taxes, and 0.2300 of a share of Sinclair Class A common stock. Sinclair Class A common stock is traded on the Nasdaq Global Select Market, which we refer to as the "NASDAQ," under the trading symbol "SBGI." We encourage you to obtain quotes for the Sinclair Class A common stock, given that part of the merger consideration is payable in shares of Sinclair Class A common stock. Sinclair expects to issue approximately 20.1 million shares of Sinclair Class A common stock in connection with the merger.

          The transaction cannot be completed unless holders of Tribune Class A common stock and Tribune Class B common stock, voting together as a single class, which we refer to as the "Tribune shareholders," holding at least a majority of the shares of Tribune common stock outstanding as of the close of business on September 5, 2017, the record date for the special meeting, which we refer to as the "record date," vote in favor of the approval and adoption of the merger agreement at the special meeting.

          Your vote is very important, regardless of the number of shares you own. A failure to vote or an abstention will have the same effect as a vote "AGAINST" the approval and adoption of the merger agreement.

          Even if you plan to attend the special meeting in person, Tribune requests that you complete, sign, date and return, as promptly as possible, the enclosed proxy or voting instruction card in the accompanying prepaid reply envelope or submit your proxy by telephone or the Internet prior to the special meeting to ensure that your shares of Tribune common stock will be represented at the special meeting if you are unable to attend. If you hold your shares in "street name" through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

          YOUR PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS OF TRIBUNE, WHICH WE REFER TO AS THE "TRIBUNE BOARD." AFTER CAREFUL CONSIDERATION, THE TRIBUNE BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER CONTEMPLATED BY THE MERGER AGREEMENT, WHICH WE REFER TO AS THE "MERGER," AS A RESULT OF WHICH TRIBUNE WILL BE ACQUIRED BY SINCLAIR, AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, ARE FAIR TO AND IN THE BEST INTERESTS OF TRIBUNE AND ITS SHAREHOLDERS AND APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND DIRECTED THAT THE MERGER AGREEMENT BE SUBMITTED TO THE SHAREHOLDERS. OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT AND, IF YOU ARE A TRIBUNE CLASS A COMMON STOCK HOLDER, "FOR" THE OTHER PROPOSALS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. THE BOARD MADE ITS DETERMINATION AFTER EVALUATING THE TRANSACTION IN CONSULTATION WITH TRIBUNE'S MANAGEMENT AND LEGAL AND FINANCIAL ADVISORS AND CONSIDERING A NUMBER OF FACTORS.

          In considering the recommendation of the Tribune board, you should be aware that directors and executive officers of Tribune have certain interests in the transaction that may be different from, or in addition to, the interests of Tribune shareholders generally. See the sections entitled "Special Meeting and Proposals" beginning on page 48 of the accompanying proxy statement/prospectus and "Transaction Summary—Interests of Tribune's Directors and Executive Officers in the Merger" beginning on page 109 of the accompanying proxy statement/prospectus for a more detailed description of these interests.

          In particular, we urge you to read carefully the section entitled "Risk Factors" beginning on page 35 of the accompanying proxy statement/prospectus. If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Tribune's proxy solicitor, Innisfree M&A Incorporated, which we refer to as "Innisfree," at the telephone numbers, email address or address below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
(888) 750-5834

Shareholders Call Toll Free: (888) 750-5834
Banks and Brokerage Firms Call: (212) 750-5833

          We urge you to read carefully and in its entirety the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference.

          On behalf of the Tribune board, thank you for your consideration and continued support.

  By Order of the Tribune Board of Directors,

  Peter M. Kern
  Interim Chief Executive Officer

          Neither the U.S. Securities and Exchange Commission, which we refer to as the "SEC," nor any state securities commission has approved or disapproved of the merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

          This proxy statement/prospectus is dated September 6, 2017, and is first being mailed to Tribune shareholders on or about September 6, 2017.

NOTICE OF SPECIAL MEETING OF TRIBUNE SHAREHOLDERS
TO BE HELD ON OCTOBER 19, 2017

435 North Michigan Avenue
Chicago, IL 60611

To Fellow Tribune Shareholders:

        NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Tribune Media Company, which we refer to as the "special meeting," will be held at 9:00 a.m., local time, on October 19, 2017 at the Omni Hotel, located at 251 South Olive Street, Los Angeles, California 90012.

ITEMS OF BUSINESS:

  •
  To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 8, 2017, as it may be amended from time to time, which we refer to as the "merger agreement," a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, and the transactions contemplated by the merger agreement, by and among Tribune and Sinclair, and following the execution and delivery of a joinder, Merger Sub, which we refer to as the "merger proposal";

  •
  To consider and vote on a non-binding, advisory proposal to approve the compensation that may become payable to Tribune's named executive officers in connection with the consummation of the merger, which we refer to as the "compensation proposal"; and

  •
  To consider and vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal, which we refer to as the "adjournment proposal."

        The proxy statement/prospectus, including the annexes, contains further information with respect to the business to be transacted at the special meeting. We urge you to read the proxy statement/prospectus, including any documents incorporated by reference, and the annexes carefully and in their entirety. Tribune will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof. Please refer to the proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the special meeting.

BOARD OF DIRECTORS' RECOMMENDATION:

        After careful consideration, the board of directors of Tribune Media Company, which we refer to as the "Tribune board," on May 7, 2017, approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Tribune and its shareholders and further resolved that it is recommended to the Tribune shareholders, that they adopt a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Tribune's named executive officers in connection with the merger pursuant to already existing contractual obligations of Tribune.

        The Tribune board unanimously recommends that you vote "FOR" each of the merger proposal, the compensation proposal and the adjournment proposal.

WHO MAY VOTE:

        Only holders of record of Tribune Class A common stock, par value $0.001 per share, which we refer to as the "Tribune Class A common stock," and Tribune Class B common stock, par value $0.001 per share, which we refer to as the "Tribune Class B common stock" and together with the Tribune Class A common stock, the "Tribune common stock," as of the record date, are entitled to receive notice of the special meeting and to vote at the special meeting or any adjournments or postponements thereof. As of the record date, there were 87,282,099 and 5,605 shares of Tribune Class A common stock and Tribune Class B common stock outstanding, respectively. Each share of Tribune common stock is entitled to one vote on the approval of the merger proposal. Holders of Tribune Class A common stock are also entitled to one vote on the approval of the compensation proposal and the adjournment proposal. Holders of Tribune Class B common stock are entitled to vote on only the merger proposal. Tribune shareholders will vote as a single class on the merger proposal. A list of Tribune shareholders of record entitled to vote at the special meeting will be available at the executive offices of Tribune at 435 North Michigan Avenue, Chicago, Illinois 60611 at least ten days prior to the special meeting and will also be available for inspection at the special meeting by any Tribune shareholder for purposes germane to the meeting.

VOTE REQUIRED FOR APPROVAL:

        Your vote is very important. We cannot complete the merger without the approval of the merger proposal. If the merger proposal is not approved by the holders of the requisite number of shares of Tribune common stock, then the transaction will not occur. Assuming a quorum is present, the affirmative vote of a majority of the outstanding shares of Tribune common stock, voting as a single class, entitled to vote on such proposal is required to approve the merger proposal. Approval of each of the compensation proposal and the adjournment proposal require the affirmative vote of at least a majority of the outstanding shares of Tribune Class A common stock present in person or represented by proxy at the special meeting and entitled to vote on such proposals.

        To ensure your representation at the special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting.

By Order of the Board of Directors,
Edward P. Lazarus Executive Vice President, General Counsel, Chief Strategy Officer and Corporate Secretary

Chicago, Illinois
September 6, 2017

REFERENCES TO ADDITIONAL INFORMATION

        Sinclair Broadcast Group, Inc., which we refer to as "Sinclair," has filed a registration statement on Form S-4 to which this proxy statement/prospectus relates. This proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement to which the accompanying proxy statement/prospectus relates.

        This proxy statement/prospectus also incorporates by reference important business and financial information about Sinclair and Tribune Media Company, which we refer to as "Tribune" from documents previously filed by Sinclair or Tribune with the SEC, that are not included in or delivered with this proxy statement/prospectus. In addition, Sinclair and Tribune each file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC.

        This proxy statement/prospectus and the Annexes hereto, the registration statement to which this proxy statement/prospectus relates and the exhibits thereto, the information incorporated by reference herein and the other information filed by Sinclair and Tribune with the SEC is available for you to review at the SEC's Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can also obtain these documents through the SEC's website at www.sec.gov or on either Sinclair's website at http://www.sbgi.net in the "Investors" section or on Tribune's website at http://www.tribunemedia.com in the "Investors" section. By referring to Sinclair's website, Tribune's website, and the SEC's website, Sinclair and Tribune do not incorporate any such website or its contents into this proxy statement/prospectus.

        This proxy statement/prospectus incorporates important business and financial information about Sinclair and Tribune from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain these documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Sinclair Broadcast Group, Inc. 10706 Beaver Dam Road Hunt Valley, Maryland 21030 (410) 568-1500 Attn: Lucy Rutishauser	Tribune Media Company 435 North Michigan Avenue Chicago, Illinois (646) 563-8296 Attn: Investor Relations

        See "Incorporation of Certain Documents by Reference" beginning on page 185 for more information about the documents incorporated by reference in this proxy statement/prospectus.

        If you hold your shares in "street name," through a bank, broker or other nominee, you should contact such bank, broker or other nominee if you need to obtain a voting instruction card or have questions on how to vote your shares.

i

ii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE SPECIAL MEETING

        The following are brief answers to common questions that you may have regarding the merger agreement, the transaction, the consideration to be received in the transaction and the special meeting (as discussed below). The questions and answers in this section may not address all questions that might be important to you as a Tribune shareholder. To better understand these matters, and for a description of the legal terms governing the transaction, we urge you to read carefully and in its entirety this proxy statement/prospectus, including the Annexes to, and the documents incorporated by reference in, this proxy statement/prospectus, as well as the registration statement to which this proxy statement/prospectus relates, including the exhibits to the registration statement. See "Incorporation of Certain Documents by Reference" beginning on page 185 and "Where You Can Find More Information" beginning on page 187.

Q:
What is the transaction?

A:
On May 8, 2017, Sinclair, Tribune and Samson Merger Sub Inc., one of Sinclair's wholly-owned subsidiaries, which we refer to as "Merger Sub," entered into the merger agreement. The merger agreement is attached to this proxy statement/prospectus as Annex A. The merger agreement provides for a merger with Tribune, as a result of which Tribune will be acquired by Sinclair. We sometimes refer to the merger and the other transactions contemplated by the merger agreement, taken as a whole, as the "transaction." The merger will be effective, after all of the conditions to the closing of the transaction are satisfied or, to the extent permitted by law, waived, at the time a certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time and date designated jointly by Sinclair and Tribune in the certificate of merger, which we refer to as the "effective time."

Q:
What will I receive in the merger?

A:
In the merger, each share of Tribune Class A common stock, par value $0.001 per share, and Tribune Class B common stock, par value $0.001 per share, which we refer to as the "Tribune Class A common stock" and the "Tribune Class B common stock" respectively, and together as the "Tribune common stock," issued and outstanding immediately prior to the effective time, will be converted into the right to receive (i) $35.00 in cash, without interest and less any required withholding taxes, which we refer to as the "cash consideration" and (ii) 0.2300 of a share of Sinclair's Class A common stock, par value $0.01 per share, which we refer to as the "Sinclair Class A common stock," and such consideration which we refer to as the "stock consideration." We refer to the cash consideration and the stock consideration together as the "merger consideration." We also refer to the 0.2300 of a share of Sinclair Class A common stock constituting the stock consideration as the "exchange ratio."

  No fractional shares of Sinclair Class A common stock will be issued in the merger. Tribune shareholders will receive cash, without interest, in lieu of any fractional shares.

Q:
Why am I receiving this document?

A:
In order to complete the transaction, the Tribune shareholders must vote upon and approve and adopt the merger agreement and the merger at the special meeting. Tribune will hold for this purpose a special meeting of its shareholders, which we refer to as the "special meeting." We are sending you these materials to help you decide how to vote your shares with respect to the matters to be considered at the special meeting. This proxy statement/prospectus contains important information about the transaction and the special meeting. You should read carefully and in its entirety this proxy statement/prospectus, including the Annexes to, and the documents incorporated by reference in, this proxy statement/prospectus, as well as the registration statement to which this proxy statement/prospectus relates, including the exhibits to the registration statement. The enclosed proxy or voting instruction cards allow you to authorize the voting of your shares without attending the special meeting.

  Your vote is very important. We encourage you to submit a proxy or voting instructions as soon as possible.

Q:
What equity stake will the pre-transaction Tribune shareholders and Sinclair shareholders hold after the closing of the transaction?

A:
The merger will result in the pre-transaction Tribune shareholders owning approximately 16.8% of the outstanding shares of Sinclair common stock and existing Sinclair shareholders owning approximately 83.2% of the outstanding shares of Sinclair common stock immediately following the closing of the transaction. In August 2017, Sinclair repurchased approximately 997,300 shares of Sinclair Class A common stock under its existing share repurchase program. If Sinclair repurchases additional shares of Sinclair Class A common stock prior to the closing of the transaction, the percentages that the pre-transaction Tribune shareholders and Sinclair shareholders will own of Sinclair's common stock immediately following the closing of the transaction will correspondingly adjust. We refer to the Sinclair Class A common stock and Sinclair Class B common stock collectively as the "Sinclair common stock."

Q:
What voting stake will the pre-transaction Tribune shareholders and Sinclair shareholders hold after the closing of the transaction?

A:
After the closing of the transaction, the pre-transaction Tribune shareholders will receive approximately 20.1 million shares of Sinclair Class A common stock. The pre-transaction Tribune shareholders will not receive any shares of Sinclair Class B common stock. David Smith, Frederick Smith, J. Duncan Smith and Robert Smith hold substantially all of the Sinclair Class B common stock and a portion of the Sinclair Class A common stock. Holders of the Sinclair Class A common stock are entitled to one vote per share, and holders of the Sinclair Class B common stock are entitled to ten votes per share, except for votes relating to "going private" and certain other transactions. The holders of Sinclair Class A common stock and Sinclair Class B common stock vote as a single class except as otherwise may be required by Maryland law on all matters presented for a vote. Shares of Sinclair Class B common stock are convertible into Sinclair Class A common stock at the election of the holder and in certain circumstances are automatically converted into shares of Sinclair Class A common stock. For additional information regarding the rights of the holders of the Sinclair Class A common stock and Sinclair Class B common stock, see "Description of Sinclair Capital Stock—Sinclair Class A Common Stock" beginning on page 169 and "Description of Sinclair Capital Stock—Sinclair Class B Common Stock" beginning on page 170.

After the closing of the transaction and assuming there are no conversions prior to such closing of shares of Sinclair Class B common stock into shares of Sinclair Class A common stock, based on the number of shares of Sinclair Class A common stock expected to be issued to the Tribune shareholders in the merger and the number of shares of Sinclair Class A common stock outstanding as of May 8, 2017, the pre-transaction Tribune shareholders will hold shares representing (i) approximately 5.8% of the voting power of the Sinclair Class A common stock and Sinclair Class B common stock in circumstances in which the holders of Sinclair Class B common stock are entitled to ten votes per share and (ii) approximately 16.8% of the voting power of the Sinclair Class A common stock and Sinclair Class B common stock in circumstances in which the holders of the Sinclair Class B common are entitled to one vote per share. In August 2017, Sinclair repurchased approximately 997,300 shares of Sinclair Class A common stock under its existing share repurchase program. If Sinclair repurchases additional shares of Sinclair Class A common stock prior to the closing of the transaction, the percentages that the pre-transaction Tribune shareholders and Sinclair shareholders will own of Sinclair's common stock immediately following the closing of the transaction will correspondingly adjust.

Q:
What is the value of the merger consideration?

A:
Based on the closing price of $36.95 per share for the Sinclair Class A common stock on May 5, 2017, the last trading day before the announcement of the execution of the merger agreement, the stock consideration had an implied value of $8.50. Adding this amount to the cash consideration of $35.00 results in an implied value for the merger consideration of $43.50 per share of Tribune common stock. The value of the merger consideration Tribune shareholders will receive on the closing of the transaction will depend in part on the market value of the Sinclair Class A common stock immediately before the transaction is completed. The market value at that time could vary significantly from the closing price for the Sinclair Class A common stock on May 5, 2017. Tribune shareholders are advised to obtain current market quotations for the Sinclair Class A common stock.

Q:
When do you expect the transaction to be completed?

A:
The transaction is expected to close in the fourth quarter of 2017. However, the closing of the transaction is subject to various conditions, including the approval and adoption of the merger agreement and the merger at the special meeting, as well as required approval of the transaction by the Federal Communications Commission, which we refer to as the "FCC" and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the "HSR Act," the listing of the Sinclair Class A common stock to be issued in the merger on the NASDAQ and the absence of certain legal impediments to the consummation of the merger. No assurance can be provided as to when or if the transaction will be completed, and it is possible that factors outside the control of Sinclair and Tribune could result in the transaction being completed at a later time, or not at all. See "The Agreements—Description of the Merger Agreement—Other Covenants and Agreements—Efforts to Consummate the Transaction" beginning on page 144 and "The Agreements—Description of the Merger Agreement—Conditions to the Transaction" beginning on page 150.

Q:
What are the conditions to the completion of the transaction?

A:
In addition to the approval of the merger agreement by the Tribune shareholders, completion of the merger is subject to the satisfaction of a number of other conditions, including certain regulatory approvals. For additional information on the regulatory approvals required to complete the merger, see "Transaction Summary—Regulatory Approvals," beginning on page 118 and "The Agreements—Description of the Merger Agreement—Efforts to Consummate the Transaction," beginning on page 144. For additional information on the conditions to completion of the merger, see "The Agreements—Description of the Merger Agreement—Conditions to the Transaction," beginning on page 150.

Q:
What effects will the merger have on Tribune/Sinclair?

A:
Upon completion of the merger, Merger Sub will be merged with and into Tribune, as a result of which Tribune will become a wholly-owned subsidiary of Sinclair. As a condition to closing, the shares of Sinclair Class A common stock issued in connection with the merger are expected to be approved for listing on the NASDAQ.

Q:
What if I hold Tribune warrants?

A:
In accordance with the terms of the warrants, Sinclair will assume each outstanding warrant to purchase Tribune common stock, which we refer to as the "warrants," and each outstanding warrant will thereafter be exercisable, at its current exercise price of $0.001, for the merger consideration in respect of each share of Tribune Class A common stock and/or Tribune Class B common stock subject to the warrant prior to the merger.

Q:
What if I hold Tribune stock options or other equity awards?

A:
Each stock option of Tribune that is outstanding immediately prior to the effective time, whether vested or unvested, will be immediately cancelled and converted into the right to receive, with respect to each share of Tribune common stock underlying each such stock option, a cash payment. Any stock option with an exercise price as of the effective time that is greater than or equal to the per share merger consideration will be immediately cancelled in exchange for no consideration. For more information concerning options and other equity compensation, see "The Agreements—Description of the Merger Agreement—Treatment of Stock Options, Warrants and Other Stock-Based Awards."

Q:
What are the material U.S. federal income tax consequences of the merger to me?

A:
The exchange of shares of Tribune common stock by a shareholder for cash and shares of Sinclair Class A common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, any shareholder that is a U.S. Holder (as defined in the section entitled "Material U.S. Federal Income Tax Consequences of the Merger") generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value as of the effective time of the shares of Sinclair Class A common stock received in the merger and (2) the U.S. Holder's adjusted tax basis in the shares of Tribune common stock exchanged in the merger.

  A shareholder that is a Non-U.S. Holder (as defined in the section entitled "Material U.S. Federal Income Tax Consequences of the Merger—Non-U.S. Holders") generally will not be subject to U.S. federal income tax with respect to the exchange of shares of Tribune common stock for cash and shares of Sinclair Class A common stock in the merger unless such Non-U.S. Holder has certain connections to the United States as described in "Material U.S. Federal Income Tax Consequences of the Merger—Non-U.S. Holders."

  Please carefully review the information set forth in the section "Material U.S. Federal Income Tax Consequences of the Merger" on page 123 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences of the merger will depend on your own situation. Please consult your own tax advisors as to the specific tax consequences of the merger to you.

Q:
When and where will the special meeting be held?

A:
The special meeting will be held at the Omni Hotel, located at 251 South Olive Street, Los Angeles, California 90012, on October 19, 2017 at 9:00 a.m., local time.

Q:
What are the proposals on which I am being asked to vote and what is the recommendation of the board with respect to each proposal?

A:
At the special meeting, you will be asked to:

•
consider and vote on a proposal to approve and adopt the merger agreement and the merger, which we refer to as the "merger proposal"; a copy of the merger agreement is attached as Annex A to this proxy statement/prospectus;

•
consider and vote on a non-binding, advisory proposal to approve the compensation that may become payable to Tribune's named executive officers in connection with the consummation of the merger, which we refer to as the "compensation proposal." See "Transaction Summary—

    Interests of Tribune's Directors and Executive Officers in the Merger" beginning on page 109 of this proxy statement/prospectus; and

  •
  consider and vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal, which we refer to as the "adjournment proposal."

        Tribune does not expect any other business to be conducted at the special meeting.

Q:
What constitutes a quorum for the special meeting?

A:
Holders of record of a majority of the outstanding shares of Tribune Class A common stock and Tribune Class B common stock, counted as a single class, represented in person or by proxy, will constitute a quorum for the merger proposal at the special meeting. Holders of record of a majority of the outstanding shares of Tribune Class A common stock, represented in person or by proxy, will constitute a quorum for the compensation proposal and the adjournment proposal. Shares of Tribune Class A common stock and Tribune Class B common stock represented at the special meeting but not voted, including shares of Tribune Class A common stock and Tribune Class B common stock for which a shareholder directs an "abstention" from voting, will be counted as present for purposes of establishing a quorum. Broker non-votes (shares of Tribune Class A common stock and Tribune Class B common stock held by banks, brokerage firms or nominees that are present in person or by proxy at the special meeting but with respect to which the broker or other shareholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal), if any, will not be counted as present for purposes of establishing a quorum.

Q:
What vote is required to approve the proposals being presented at the special meeting?

A:
To be approved at the special meeting, the merger proposal will require the affirmative vote of the majority of the outstanding shares of Tribune common stock, voting as a single class, present, in person or represented by proxy and entitled to vote on the merger proposal. Abstentions and broker non-votes will have the effect of a vote against the merger proposal.

  To be approved at the special meeting, the compensation proposal and the adjournment proposal (if necessary or appropriate) will each require the affirmative vote of the holders of a majority of the outstanding shares of Tribune Class A common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the compensation proposal. Abstentions will have the effect of a vote against the compensation proposal and the adjournment proposal and broker non-votes will have no effect on the outcome of the vote on either proposal.

Q:
How does the Tribune board recommend that I vote at the special meeting?

A:
The Tribune board unanimously recommends that you vote "FOR" the merger proposal, "FOR" the compensation proposal and "FOR" the adjournment proposal, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. See "Transaction Summary—Tribune's Reasons for the Transaction and Recommendation of the Tribune Board" beginning on page 66.

Q:
What is the effect if the merger proposal is not approved at the special meeting?

A:
If the merger proposal is not approved by the requisite vote at the special meeting or any adjournment thereof, then the transaction will not occur. Instead, Tribune would remain an independent public company, and the merger consideration would not be paid. Each of Sinclair and Tribune have the right to terminate the merger agreement under certain circumstances, including in the event of a failure to obtain the required shareholder vote. Upon a termination for failure to obtain the approval of the merger proposal at the special meeting, Tribune would be required to pay to Sinclair a termination fee equal to the sum of $38,500,000 plus Sinclair's costs and expenses, not to exceed $10,000,000. See "The Agreements—Description of the Merger Agreement—Termination" beginning on page 149.

Q:
Do I have appraisal or dissenters rights in connection with the transaction?

A:
Yes. Tribune shareholders are entitled to appraisal rights under Section 262 of the Delaware General Corporate Law, which we refer to as the "DGCL." See "Appraisal Rights." In addition, a copy of Section 262 of the DGCL is attached as Annex E to this proxy statement/prospectus.

Q:
Why am I being asked to consider and vote on a proposal to approve, by non-binding advisory vote, the transaction-related executive compensation?

A:
Under the rules of the U.S. Securities and Exchange Commission, which we refer to as the "SEC," Tribune is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to its named executive officers in connection with the transaction.

Q:
What will happen if the compensation proposal is not approved at the special meeting?

A:
Approval of the transaction-related executive compensation is not a condition to closing of the transaction. Accordingly, you may vote against the compensation proposal and vote in favor of the merger proposal. The compensation proposal vote is an advisory vote and will not be binding on Tribune or Sinclair. If the transaction is completed, the compensation described in the compensation proposal will be paid to Tribune's named executive officers to the extent payable in accordance with the terms of their respective compensation agreements and contractual arrangements even if Tribune shareholders do not approve the compensation proposal.

Q:
Who is entitled to vote at the special meeting?

A:
The Tribune board has fixed the close of business on September 5, 2017 as the record date for the special meeting, which we refer to as the "record date." You are entitled to receive notice of, and vote at, the special meeting if you owned shares of Tribune common stock as of the record date.

Q:
How many votes do I have?

A:
You will be entitled to one vote for each share of Tribune Class A common stock that you owned on the record date on each of the proposals that will be voted upon at the special meeting. You will be entitled to one vote per share of Tribune Class B common stock that you owned as of the record date on the merger proposal and you are not entitled to vote shares of Tribune Class B common stock on either the compensation proposal or the adjournment proposal.

  As of the record date, there were 87,282,099 shares of Tribune Class A common stock outstanding and 5,605 shares of Tribune Class B common stock outstanding. As of that date, less than 1% of the outstanding shares of Tribune Class A common stock were held by Tribune's directors and executive officers and no outstanding shares of Tribune Class B common stock were held by Tribune's directors and executive officers, not including approximately 16.3% of the outstanding shares as of the close of business on May 4, 2017 of Tribune Class A common stock beneficially owned by the Oaktree shareholders (as described below), which the Oaktree shareholders have agreed to vote in favor of the approval of the merger proposal and the other transactions contemplated by the merger agreement.

Q:
Are any shareholders already committed to vote in favor of the merger proposal?

A:
Yes. Affiliates of Oaktree Capital Management, which we refer to as the "Oaktree shareholders," have entered into a voting and support agreement with Sinclair, which we refer to as the "voting agreement," in which they have agreed, among other things, to vote their shares of Tribune Class A common stock in favor of the approval of the merger proposal and the other transactions contemplated by the merger agreement. These shares represent approximately 16.3% of the issued and outstanding shares of Tribune common stock as of the close of business on May 4, 2017.

  The voting agreement is attached to this proxy statement/prospectus as Annex B and is incorporated by reference into this proxy statement/prospectus.

Q:
What if my broker, bank or other nominee holds my shares in "street name"?

A:
If a broker, bank or other nominee holds your shares for your benefit but not in your own name, such shares are in "street name." In that case, your broker, bank or other nominee will send you a voting instruction form to use in order to instruct the vote of your shares. The availability of telephone and Internet voting depends on the voting procedures of your broker, bank or other nominee. Brokers, banks or other nominees will not have discretionary authority on any matter at the special meeting, and thus will not vote on any matter at the special meeting without having received a properly completed voting instruction form. With respect to the merger proposal, a broker non-vote will have the effect of a vote against the proposal. With respect to the compensation proposal and the adjournment proposal, a broker non-vote will have no effect on such proposals.

  In accordance with the rules of the New York Stock Exchange, which we refer to as the "NYSE," banks, brokerage firms and other nominees who hold shares of Tribune common stock in "street name" for their customers have authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the adoption of the merger agreement, the proposal to approve, by non-binding advisory vote, the transaction-related executive compensation and adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares.

Q:
How do I vote?

A:
After reading and carefully considering the information contained in this proxy statement/prospectus, please submit a proxy or voting instructions for your shares of Tribune common stock as promptly as possible so that your shares will be represented at the special meeting. You may submit your proxy or voting instructions before the special meeting in one of the following ways:

          By Internet.    Use the Internet at www.proxyvote.com to submit your proxy or voting instructions and for the electronic delivery of information up until 11:59 p.m. Eastern Time on October 18, 2017. Have your proxy card or voting instructions in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. The availability of Internet voting for beneficial owners holding shares of Tribune common stock in "street name" will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Tribune's common stock held in "street name," please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

          By Phone.    Use any touch-tone telephone to dial 1-800-690-6903 to submit your proxy or voting instructions up until 11:59 p.m. Eastern Time on October 18, 2017. Have your proxy card or voting instructions in hand when you call and then follow the instructions. If you submit a proxy or voting instructions by telephone, do not return your proxy card or voting instructions. The availability of telephone voting for beneficial owners holding shares of Tribune common stock in "street name" will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Tribune common stock held in "street name," please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

          By Mail.    Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Broadridge must receive your proxy card no later than the close of business on October 18, 2017. If you are a beneficial owner of shares of Tribune common stock held in "street name," please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

  In addition, all shareholders may vote in person at the special meeting. In order to attend the special meeting, you must (i) be a holder of shares of Tribune common stock as of the record date, (ii) present valid photo identification issued by a government agency, such as a driver's license or passport and (iii) if you are a beneficial owner of shares of Tribune common stock held in "street name," present a brokerage statement showing that you owned shares of Tribune common stock as of the record date. Note that if your shares are held in the name of your broker, bank or other nominee and you wish to attend or vote in person at the special meeting, you must contact your broker, bank or other nominee and request a document called a "legal proxy." You must bring this legal proxy to the meeting in order to vote in person. For additional information on voting procedures, see "Special Meeting and Proposals" beginning on page 48.

  After reading and carefully considering the information contained in this proxy statement/prospectus, please submit your proxy or voting instructions as soon as possible even if you plan to attend the special meeting.

Q:
What do I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are held in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instructions you receive, or submit each proxy or voting instruction by telephone or Internet by following the instructions on your proxy cards or the voting instruction.

Q:
How will my proxy be voted?

A:
If you submit a proxy or voting instructions by completing, signing, dating and mailing your proxy card, or over the Internet or by telephone, your shares will be voted in accordance with your instructions. If you are a shareholder of record as of the record date and you sign, date, and return your proxy card but do not indicate how you want to vote on any particular proposal and do not indicate that you wish to abstain with respect to that particular proposal, the shares of Tribune common stock represented by your proxy will be voted in favor of any proposal on which the Tribune shareholder is entitled to vote. However, if you are a holder of Tribune Class A common stock and you sign, date and return your proxy card and indicate that you vote against the merger proposal, but do not indicate how you want to vote on the compensation proposal or the adjournment proposal, the shares of Tribune Class A common stock represented by your proxy will not be voted in favor of the compensation proposal or the adjournment proposal. If you are a beneficial owner, your broker, bank or other nominee will vote your shares on each of the merger proposal, the compensation proposal and the adjournment proposal only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus.

Q:
Can I revoke or change my vote after I have submitted a proxy or voting instruction card?

A:
Yes. You can change your vote in one of three ways:

•
you can send a signed notice of revocation, which must be received prior to the beginning of the special meeting, to Tribune's Corporate Secretary, as appropriate;

•
you can submit a revised proxy bearing a later date by mail, over the Internet or by telephone as described above, which revised proxy must be received prior to the deadlines set forth above for each method of voting; or

•
you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you are a beneficial owner of shares of Tribune common stock held in "street name," you must contact your broker, bank or other nominee to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the applicable meeting.

Q:
How will I receive the merger consideration to which I am entitled?

A:
If you hold physical stock certificates of Tribune common stock, you will be sent a letter of transmittal shortly after the effective time, describing how you may exchange your shares of Tribune common stock for the merger consideration, and the exchange agent will forward to you the cash and the Sinclair Class A common stock in book-entry form (or applicable evidence of ownership) to which you are entitled, including cash in lieu of fractional shares and dividends on Sinclair Class A common stock, if any, with a record date and payment date after the effective time, after receiving the proper documentation from you. If you hold your shares of Tribune common stock in book-entry form, you are not required to take any specific actions to exchange your shares of Tribune common stock, and after the completion of the transaction, such shares will be automatically exchanged for the merger consideration, cash in lieu of fractional shares and dividends on Sinclair Class A common stock, if any, with a record date and payment date after the effective time.

  You should not send your stock certificate representing your Tribune common stock until the receipt from the exchange agent of the letter of transmittal. Please do not send in your stock certificates now. See "The Agreements—Description of the Merger Agreement—Exchange and Payment Procedures in the Merger" beginning on page 129.

Q:
What happens if I sell my shares after the record date but before the special meeting?

A:
If you transfer your shares of Tribune common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting, but you will not have the right to receive for those shares any merger consideration for the shares that you transferred. You must hold your shares through the closing of the transaction in order to receive merger consideration for those shares.

Q:
May I change my vote after I have delivered my proxy or voting instruction card?

A:
Yes. Any Tribune shareholder giving a proxy has the power to revoke it at any time before it is exercised. Tribune shareholders of record may revoke their proxy by filing an instrument of revocation or a duly executed proxy bearing a later date (including by means of a telephone or Internet vote) with Tribune's Corporate Secretary at 435 North Michigan Avenue, Chicago, Illinois 60611. As a Tribune shareholder of record, you may also revoke a proxy by attending the special meeting, and voting in person. Attendance at the special meeting alone will not revoke any proxy. If not revoked, the proxy will be voted at the special meeting, in accordance with your instructions.

  If your shares are held in an account at a broker, bank or other nominee and you have delivered your voting instruction card to your broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:
Where can I find more information about the parties to the transaction?

A:
You can find more information about Sinclair and Tribune by reading the sections of the proxy statement/prospectus titled "Transaction Summary—Parties to the Transaction" beginning on page 55 and "Where You Can Find More Information" beginning on page 187.

Q:
Who will count the votes?

A:
The votes will be counted by American Election Services, LLC, the appointed inspector for the special meeting.

Q:
Will a proxy solicitor be used?

A:
Tribune has engaged Innisfree to assist in the solicitation of proxies and provide related advice and informational support for a services fee of approximately $25,000, plus reasonable out-of-pocket fees and expenses for these services, as described under "Special Meeting and Proposals" beginning on page 48.

Q:
How do I obtain the voting results from the special meeting?

A:
Preliminary voting results will be announced at the special meeting and will be set forth in a press release that Tribune intends to issue after the special meeting. The press release will be available on Tribune's website. Final voting results for the special meeting is required to be filed in a Current Report on Form 8-K filed with the SEC within four business days after the meeting.

Q:
Whom should I contact if I have any questions about these materials or voting?

A:
If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting instructions or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares as set forth below:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
(888) 750-5834

Shareholders Call Toll Free: (888) 750-5834
Banks and Brokerage Firms Call: (212) 750-5833

If your shares are held "street name," through a bank, broker or other nominee, you should contact such bank, broker or other nominee if you need to obtain voting instruction cards or have questions on how to vote your shares.

SUMMARY

        This summary highlights selected information contained elsewhere in this proxy statement/prospectus and may not contain all the information that may be important to you. Accordingly, we encourage you to read this proxy statement/prospectus carefully and in its entirety, including the Annexes to, and the documents incorporated by reference in, this proxy statement/prospectus, and the registration statement to which this proxy statement/prospectus relates, including the exhibits thereto. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled "Where You Can Find More Information" beginning on page 187.

        References to "Sinclair" are references to Sinclair Broadcast Group, Inc. References to "Tribune" are references to Tribune Media Company. References to "we" or "our" and other first person references in this proxy statement/prospectus refer to both Sinclair and Tribune, before closing of the transaction. References to "Merger Sub" are references to Samson Merger Sub Inc., a wholly-owned subsidiary of Sinclair. References to the "transaction," unless the context requires otherwise, means the transactions contemplated by the merger agreement, taken as a whole.

Parties to the Transaction (Page 55)

  Sinclair Broadcast Group, Inc.

        Sinclair Broadcast Group, Inc., a Maryland corporation that was founded in 1986 and became a public corporation in 1995, is a diversified television broadcast company with national reach with a strong focus on providing high-quality content on its local television stations and digital platforms. As of December 31, 2016, Sinclair's broadcast distribution platform was a single reportable segment for accounting purposes, consisting primarily of its broadcast television stations, which Sinclair owns, and provides programming and operating services pursuant to local marketing agreements, which we refer to as "LMAs," and also provides sales services and other non-programming operating services pursuant to other outsourcing agreements (such as joint sales agreements, which we refer to as "JSAs" and shared services agreements, which we refer to as "SSAs") to 173 stations in 81 markets.

        The content, distributed through Sinclair's broadcast platform, consists of programming provided by third-party networks and syndicators, local news, Sinclair's own networks, and other original programming produced by Sinclair. Sinclair also distributes its own original programming, and owned and operated networks, on other third-party platforms. Additionally, Sinclair owns digital and internet media products that are complementary to Sinclair's extensive portfolio of television station related digital properties. Sinclair focuses on offering marketing solutions to advertisers through its television and digital platforms and digital agency services. Outside of Sinclair's media related businesses, Sinclair operates technical services companies focused on supply and maintenance of broadcast transmission systems as well as research and development for the advancement of broadcast technology, and Sinclair manages other non-media related investments. Sinclair Class A common stock is listed on the NASDAQ under the symbol "SBGI." Sinclair's principal executive office is located at 10706 Beaver Dam Road, Hunt Valley, MD 21030 (telephone number: (410) 568-1500).

        This proxy statement/prospectus incorporates important business and financial information about Sinclair from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference, see "Where You Can Find More Information" beginning on page 187 of this proxy statement/prospectus and "Incorporation of Certain Documents by Reference" beginning on page 185 of this proxy statement/prospectus.

  Tribune Media Company

        Tribune Media Company, a Delaware corporation, was founded in 1847 as a newspaper publisher and incorporated in Delaware in 1968. Tribune is a diversified media and entertainment business comprised of 42 television stations, that are either owned by Tribune or others, but to which Tribune provides certain services, along with a national general entertainment cable network, a radio station, a production studio, a portfolio of real estate assets and investments in a variety of media, websites and other related assets.

        Tribune is one of the largest independent station owner groups in the United States based on household reach, and owns or operates local television stations in each of the nation's top five markets and seven of the top ten markets by population. Tribune has network affiliations with all of the major over-the-air networks, including American Broadcasting Company, which we refer to as "ABC," CBS Corporation, which we refer to as "CBS," Fox Broadcasting Company, which we refer to as "FOX," National Broadcasting Company, which we refer to as "NBC," and The CW Network, LLC, which we refer to as the "CW." Tribune provides "must-see" programming, including the National Football League, which we refer to as the "NFL" and other live sports, on many of its stations and local news to approximately 50 million U.S. households in the aggregate, as measured by Nielsen Media Research, representing approximately 44% of all U.S. households. In addition, Tribune owns a national general entertainment cable network, WGN America, which we refer to as "WGNA," which is available in approximately 80 million households nationally, as estimated by Nielsen Media Research. WGNA provides Tribune with a platform for launching original programming and exclusive syndicated content.

        Tribune also holds a variety of investments in cable and digital assets, including equity investments in Television Food Network, G.P., which we refer to as "TVFN," and CareerBuilder, LLC, which we refer to as "CareerBuilder." On July 31, 2017, Tribune, together with the other owners of CareerBuilder, completed the sale of a majority stake in CareerBuilder to an investor group led by investment funds managed by affiliates of Apollo Global Management, LLC and the Ontario Teachers' Pension Plan Board. Tribune received cash of $158 million, which included an excess cash distribution of $16 million. Subsequent to the sale, Tribune's ownership in CareerBuilder declined to approximately 7%, on a fully diluted basis.

        Tribune Class A common stock is listed on the NYSE under the trading symbol "TRCO." Tribune Class B common stock is quoted on the OTC Pink market under the trading symbol "TRBAB." Tribune's principal executive office is located at 435 North Michigan Avenue, Chicago, Illinois 60611 (telephone number: (646) 563-8296).

        This proxy statement/prospectus incorporates important business and financial information about Tribune from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference, see "Where You Can Find More Information" beginning on page 187 of this proxy statement/prospectus and "Incorporation of Certain Documents by Reference" beginning on page 185 of this proxy statement/prospectus.

  Samson Merger Sub Inc.

        Samson Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Sinclair, was formed solely for the purpose of consummating the merger of Merger Sub with and into Tribune, as provided for in the merger agreement. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

        Samson Merger Sub Inc.'s office is located at 10706 Beaver Dam Road, Hunt Valley, MD 21030 (telephone number: (410) 568-1500).

The Transaction (see Page 56)

        On May 8, 2017, Sinclair, Tribune and Merger Sub entered into the merger agreement, pursuant to which Merger Sub will merge with and into Tribune, as a result of which Tribune will be acquired by Sinclair.

        In the merger, each share of Tribune Class A common stock and Tribune Class B common stock issued and outstanding immediately prior to the effective time (other than shares held by Tribune or any Tribune subsidiary or Sinclair or any Sinclair subsidiary) will be converted into the right to receive (i) $35.00 in cash, without interest and less any required withholding taxes and (ii) 0.2300 of a share of Sinclair's Class A common stock.

        No fractional shares of Sinclair Class A common stock will be issued in the merger. Tribune shareholders will receive cash, without interest, in lieu of any fractional shares.

        For a description of the treatment of stock options and other equity awards of Tribune, see "The Agreements—Description of the Merger Agreement—Treatment of Stock Options, Warrants and Other Stock-Based Awards" beginning on page 128.

Tribune Board Reasons for the Transaction and Recommendation (Page 66)

        The Tribune board has unanimously (i) determined that the terms of merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Tribune and the Tribune shareholders, (ii) determined that it is in the best interests of Tribune and the Tribune shareholders and declared it advisable for Tribune to enter into the merger agreement and perform its obligations thereunder, (iii) approved the execution and delivery by Tribune of the merger agreement, the performance by Tribune of its covenants and agreements contained therein and the consummation of the transactions contemplated by the merger agreement, including the merger, upon the terms and subject to the conditions contained therein, (iv) recommended that the Tribune shareholders approve the merger and adopt the merger agreement and (v) directed that the merger agreement be submitted to the Tribune shareholders at a meeting of the Tribune shareholders for their adoption in accordance with DGCL. Tribune's board unanimously recommends that its shareholders vote "FOR" the merger proposal, "FOR" the compensation proposal and "FOR" the adjournment proposal.

        The Tribune board considered many factors in making its determination that the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Tribune and its shareholders. For a more complete discussion of these factors, see "Transaction Summary—Tribune's Reasons for the Transaction and Recommendation of the Tribune Board" beginning on page 66.

Sinclair Board Reasons for the Transaction (Page 72)

        The board of directors of Sinclair, which we refer to as the "Sinclair board," considered a number of factors in making its determination to approve the transaction. These factors are described in "Transaction Summary—Sinclair's Reasons for the Transaction" beginning on page 72.

Opinions of Tribune's Financial Advisors (Page 74)

  Opinion of Moelis & Company LLC (see page 74)

        At the meeting of the Tribune board on May 7, 2017 to evaluate and approve the merger, Moelis & Company LLC, which we refer to as "Moelis," delivered an oral opinion (which was subsequently confirmed by delivery of a written opinion, dated May 7, 2017) addressed to the Tribune board that, based upon and subject to the qualifications, conditions, limitations and assumptions stated in its opinion, as of the date of the opinion, the merger consideration to be received by the Tribune shareholders, other than Sinclair, Tribune, Merger Sub, Oaktree shareholders, Tribune shareholders who have demanded appraisal for such shares, and the respective affiliates of any of the foregoing, which we refer to collectively as the "Excluded Holders," in the merger is fair, from a financial point of view, to such holders.

        The full text of Moelis's written opinion dated May 7, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Moelis's opinion was provided for the use and benefit of Tribune's board (solely in its capacity as such) in its evaluation of the merger. Moelis's opinion is limited solely to the fairness, from a financial point of view, of the merger consideration to be received by the Tribune shareholders, other than the Excluded Holders, and does not address Tribune's underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available with respect to Tribune. Moelis's opinion does not constitute a recommendation to any Tribune shareholders as to how such shareholder should vote or act with respect to the merger or any other matter.

        For a description of the opinion that the Tribune board received from Moelis, see "Transaction Summary—Opinions of Tribune's Financial Advisors—Moelis & Company" beginning on page 74.

  Opinion of Guggenheim Securities, LLC (see page 85)

        At the meeting of the Tribune board on May 7, 2017 to evaluate and approve the merger, Guggenheim Securities, LLC, which we refer to as "Guggenheim Securities," delivered an oral opinion (which was subsequently confirmed by delivery of a written opinion, dated May 7, 2017) addressed to the Tribune board that, as of May 7, 2017 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the merger consideration was fair, from a financial point of view, to the Tribune shareholders (excluding Sinclair and its affiliates). The full text of Guggenheim Securities' written opinion, which is attached as Annex D to this proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.

        Guggenheim Securities' opinion was provided to the Tribune board (in its capacity as such) for its information and assistance in connection with its evaluation of the merger consideration. Guggenheim Securities' opinion and any materials provided in connection therewith did not constitute a recommendation to the Tribune board with respect to the merger nor does Guggenheim Securities' opinion constitute advice or a recommendation to any Tribune shareholder as to how to vote or act in connection with the merger or otherwise. Guggenheim Securities' opinion addresses only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to the Tribune shareholders (excluding Sinclair and its affiliates) to the extent expressly specified in such opinion and does not address any other term, aspect or implication of the merger, the merger agreement (including, without limitation, the form or structure of the merger), any shareholder voting agreement, other agreement, transaction document or instrument contemplated by the merger agreement or to be entered into or amended in connection with the merger or Sinclair's debt commitment letters or any financing or other transactions related thereto.

        For a description of the opinion that the Tribune board received from Guggenheim Securities, see "Transaction Summary—Opinions of Tribune's Financial Advisors—Guggenheim Securities, LLC" beginning on page 85.

Key Terms of the Merger Agreement (Page 127)

Conditions to the Closing of the Transaction (See Page 150)

        The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Tribune and Sinclair to consummate the transactions:

  •
  Tribune shareholders' approval of the merger;

  •
  receipt of certain regulatory approvals, including approval from the FCC, the expiration or termination of the waiting period applicable to the merger under the HSR Act, and the approval for listing by the NASDAQ of the Sinclair Class A common stock to be issued in the merger; and

  •
  the absence of certain legal impediments to the consummation of the merger.

        In addition to the foregoing conditions, Sinclair's and Merger Sub's obligations to consummate the merger are subject to the satisfaction or waiver of the following conditions:

  •
  the accuracy of the representations and warranties of Tribune (with certain exceptions for inaccuracies that are de minimis, that are not material or that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tribune and its subsidiaries, taken as a whole);

  •
  the performance in all material respects of Tribune with its covenants and agreements in the merger agreement; and

  •
  since May 8, 2017, there not having been any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate has had or would be reasonably likely to have a material adverse effect on Tribune and its subsidiaries, taken as a whole.

        In addition to the foregoing conditions, Tribune's obligations to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

  •
  the accuracy of the representations and warranties of Sinclair and Merger Sub (with certain exceptions for inaccuracies that are de minimis, that are not material or that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Sinclair and its subsidiaries, taken as a whole);

  •
  the performance in all material respects of Sinclair with its covenants and agreements in the merger agreement; and

  •
  since May 8, 2017, there has not been any material adverse effect on Sinclair and its subsidiaries, taken as a whole.

No Solicitation (See Page 138)

        As more fully described in this proxy statement/prospectus and as set forth in the merger agreement, Tribune has agreed, among other things, not to:

  •
  solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer which constitutes, or would reasonably be expected to lead to, an alternative acquisition proposal; and

  •
  subject to certain exceptions, participate in any discussions or negotiations regarding, or furnish to any other person any nonpublic information relating to Tribune and its subsidiaries, in connection with any an alternative acquisition proposal.

        Prior to the time that Tribune receives shareholder approval of the merger proposal:

  •
  the Tribune board may, upon receipt of a bona fide written alternative acquisition proposal, determine in good faith, after consultation with Tribune's outside financial advisors and outside legal counsel, that such acquisition proposal constitutes a superior proposal or would reasonably be expected to lead to a superior proposal and that the failure to take certain actions would be reasonably expected to be inconsistent with the Tribune board's fiduciary duties to Tribune shareholders under applicable law, then Tribune may furnish information with respect to Tribune and its subsidiaries to the person making the proposal and engage in discussions or negotiations with such person and their representatives regarding such proposal, subject to the terms of the merger agreement; and

  •
  Tribune may, subject to compliance with certain obligations set forth in the merger agreement, including the payment of a termination fee to Sinclair, terminate the merger agreement to enter into a definitive agreement to accept a bona fide written alternative acquisition proposal that constitutes a superior proposal in accordance with the merger agreement, subject to certain notice and matching rights in favor of Sinclair.

        For additional detail of these provisions as well as information on the waiver by Tribune and its representatives of "standstill" obligations in confidentiality agreements between Tribune and certain third parties entered into in connection with the sale and divestiture processes, see "The Agreements—Description of the Merger Agreement—Restrictions on Tribune's Solicitation of Acquisition Proposals" beginning on page 138 and "The Agreements—Description of the Merger Agreement—Change of Recommendation by the Tribune Board" beginning on page 140.

Termination of the Merger Agreement (See Page 149)

        The merger agreement may be terminated at any time prior to the effective time:

  •
  by mutual written consent of Sinclair and Tribune;

  •
  by either Sinclair or Tribune:

  •
  if the effective time has not occurred on or before May 8, 2018, subject to an automatic extension to August 8, 2018 in certain circumstances, if the only outstanding unfulfilled conditions relate to HSR approval or FCC approval, which we refer to as the "end date." Notwithstanding the foregoing, the right to terminate the merger agreement under this clause will not be available to a party if the failure of the effective time to occur before the end date was primarily due to such party's breach of any of its obligations under the merger agreement;

  •
  if any governmental authority of competent jurisdiction has issued a final and non-appealable order permanently prohibiting the consummation of the merger; provided that the Party seeking to terminate the merger agreement under this clause will have used its reasonable best efforts to have such order lifted; or

  •
  if, after completion of the special meeting (including any adjournment or postponement thereof), the Tribune shareholders have not approved the merger proposal;

  •
  by Sinclair:

  •
  at any time prior to the special meeting, if Tribune has materially breached any of its obligations with respect to the Tribune special meeting or its no solicitation obligations;

  •
  if the Tribune board or any committee thereof (i) withdraws, amends, changes, modifies or qualifies, or otherwise proposes publicly to withdraw, amend, change, modify or qualify, in a manner adverse to Sinclair, its recommendation that the Tribune shareholders approve the merger and adopt the merger agreement, (ii) fails to make such recommendation in the proxy statement; (iii) approves or recommends, or otherwise proposes publicly to approve or recommend, an alternative acquisition proposal or (iv) fails to publicly recommend against an alternative acquisition proposal that has been publicly disclosed within 10 business days of Sinclair's request and fails to reaffirm its recommendation within such period upon such request (provided that such a request may be delivered by Sinclair only once with respect to each alternative acquisition proposal, with the right to make an additional request with respect to each subsequent material amendment or modification thereto);

    •
    if Tribune or any of its subsidiaries shall have entered into any agreement, other than a confidentiality agreement that contains provisions that in the aggregate are no less favorable to Tribune than those contained in the confidentiality agreement executed by Sinclair (provided that any such agreement need not contain any "standstill" or similar provisions) and that does not contain any provision that would prevent Tribune from complying with its obligation to provide any disclosure to Sinclair required pursuant to the merger agreement, which we refer to as an "acceptable confidentiality agreement," with respect to an alternative acquisition proposal; or

    •
    if the closing conditions relating to the accuracy of Tribune's representations and warranties or fulfillment of Tribune's covenants cannot be satisfied due to a breach by Tribune of its representations and warranties or failure to perform any of its covenants contained in the merger agreement that would give rise for a failure of the applicable condition in the merger agreement to be satisfied, which breach is incapable of being cured by Tribune within 30 days of written notice of such breach from Sinclair, or if capable of being cured within such period, is not cured by the earlier of such period and the end date; provided that if such breach or failure to perform is capable of being cured by Tribune and Tribune ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Sinclair, Sinclair will have the right to terminate the merger agreement; provided, further, that Sinclair will not have the right to terminate the merger agreement if Sinclair or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements such that Tribune has the right to terminate the merger agreement;

  •
  by Tribune:

  •
  if the closing conditions relating to the accuracy of Sinclair's or Merger Sub's representations and warranties or fulfillment of Sinclair's or Merger Sub's covenants cannot be satisfied due to a breach by Sinclair of its representations and warranties or failure to perform any of its covenants contained in the merger agreement that would give rise for a failure of the applicable condition in the merger agreement to be satisfied, which breach is incapable of being cured by Sinclair within 30 days of written notice of such breach from Tribune, or if capable of being cured within such period, is not cured by the earlier of such period and the end date; provided that if such breach or failure to perform is capable of being cured by Sinclair and Sinclair ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Tribune, Tribune will have the right to terminate the merger agreement; provided, further, that Tribune will not have the right to terminate the merger agreement if Tribune is then in breach of any of its representations, warranties, covenants or agreements such that Tribune has the right to terminate the merger agreement; or

  •
  if the Tribune board authorizes Tribune to enter into an alternative acquisition agreement with respect to a superior proposal further described in "The Agreements—Description of the Merger Agreement—Change of Recommendation by the Tribune Board" beginning on page 140, substantially concurrently with the termination of the merger agreement, and

      Tribune pays the termination fee described in "The Agreements—Description of the Merger Agreement—Termination Fee" beginning on page 151.

Termination Fee (See Page 151)

        Tribune must pay Sinclair a termination fee of $135.5 million if:

  •
  Sinclair terminates the merger agreement due to Tribune having materially breached any of its obligations with respect to the special meeting or its no solicitation obligations;

  •
  Sinclair terminates the merger agreement due to (a) the Tribune board or any committee thereof (i) withdrawing, amending, changing, modifying or qualifying, or otherwise proposing publicly to take any of the foregoing actions in a manner adverse to Sinclair, its recommendation that the Tribune shareholders approve the merger and adopt the merger agreement, (ii) failing to make such recommendation in the proxy statement; (iii) approving or recommending, or otherwise proposing publicly to approve or recommend, an alternative acquisition proposal or (iv) failing to publicly recommend against an alternative acquisition proposal that has been publicly disclosed within 10 business days of Sinclair's request and failing to reaffirm its recommendation within such period upon such request (provided that such a request may be delivered by Sinclair only once with respect to each alternative acquisition proposal, with the right to make an additional request with respect to each subsequent material amendment or modification thereto) or (b) Tribune or any of its subsidiaries having entered into any agreement, other than an acceptable confidentiality agreement, with respect to an alternative acquisition proposal; or

  •
  Tribune terminates the merger agreement due to the Tribune board authorizing Tribune to enter into an alternative acquisition agreement with respect to a superior proposal further described in "The Agreements—Description of the Merger Agreement—Change of Recommendation by the Tribune Board" beginning on page 140, and Tribune pays the termination fee at or prior to the termination of the merger agreement as further described in "The Agreements—Description of the Merger Agreement—Termination Fee" beginning on page 151.

        Tribune must pay Sinclair a termination fee of $135.5 million (except that the termination fee of $135.5 million will be reduced by any previously paid amount of the termination fee of $38.5 million plus the documented, out of pocket expenses of Sinclair in an amount not to exceed $10 million as described below) if:

  •
  Sinclair or Tribune terminates the merger agreement if the effective time has not occurred prior to the end date of May 8, 2018, subject to an automatic extension to August 8, 2018 in certain circumstances, if the only outstanding unfulfilled conditions relate to HSR approval or FCC approval as described in "The Agreement—Description of the Merger Agreement—Termination" beginning on page 149 or the Tribune shareholders do not approve the transaction; or

  •
  Sinclair terminates the merger agreement in respect of a willful breach of Tribune's covenants or agreements that would give rise to the failure of a closing condition that is incapable of being cured within 30 days after Tribune receives written notice from Sinclair of such breach, or if capable of being cured in such 30 days period, is not so cured during the earlier of such 30 day period and the end date; and, in the case of the foregoing clauses, an alternative acquisition proposal has been made to Tribune and publicly announced and not withdrawn prior to the termination or the date of the special meeting, as applicable, and within twelve months after termination of the merger agreement, Tribune enters into a definitive agreement with respect to an alternative acquisition proposal (and subsequently consummates such transaction) or consummates a transaction with respect to an alternative acquisition proposal. For purposes of this termination fee, references to "85%" and "15%" will be replaced by "50%" in the definition of "alternative acquisition proposal" in the merger agreement.

        Tribune must pay Sinclair a termination fee of $38.5 million plus the documented, out-of-pocket costs and expenses of Sinclair in an amount not to exceed $10 million if Sinclair or Tribune terminates the merger agreement because the Tribune shareholders do not approve the transaction.

        If paid, the $38.5 million termination fee, plus the amount of Sinclair's expenses not to exceed $10 million would be credited against any $135.5 million termination fee that Tribune subsequently is required to pay Sinclair.

Expenses (See Page 152)

        Other than as described in "The Agreements—Description of the Merger Agreement—Termination" beginning on page 149, whether or not the transaction is consummated, all costs and expenses incurred in connection with the merger agreement will be borne by the party incurring such expenses, except that Sinclair and Tribune will each be responsible for 50% of the filing fees related to filings with the FCC and under the HSR Act.

Key Terms of the Voting Agreement (Page 152)

        As more fully described in this proxy statement/prospectus and as set forth in the voting agreement, in connection with the execution of the merger agreement, the Oaktree shareholders entered into the voting agreement with Sinclair, pursuant to which, prior to the earlier of the closing of the transaction or the termination of the merger agreement, the Oaktree shareholders agreed to vote all of their shares of Tribune Class A common stock (i) in favor of the approval of the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and (ii) against other acquisition proposals and certain other actions and transactions, as described in the voting agreement. The Oaktree shareholders also agreed to certain transfer restrictions with respect to their Tribune Class A common stock, which restrictions last until the approval of the merger by the Tribune shareholders or the termination of the merger agreement, and to refrain from solicitation of other acquisition proposals prior to the earlier of the closing of the transaction or the termination of the merger agreement. See "The Agreements—Description of the Voting and Support Agreement" beginning on page 152 for more detail. The Oaktree shareholders hold approximately 16.3% of the outstanding shares of Tribune Class A common stock as of May 4, 2017.

Financing of the Transaction (Page 120)

        On May 8, 2017, in connection with the merger agreement, Sinclair and Sinclair Television Group, Inc., a wholly-owned subsidiary of Sinclair, which we refer to as "STG," entered into a (i) commitment letter, which we refer to as the "credit facilities commitment letter" (as further amended and restated) and (ii) a bridge loan commitment letter, which we refer to as the "bridge facility commitment letter" (as further amended and restated) and together with the credit facilities commitment letter, the "debt commitment letters," in each case with JPMorgan Chase Bank, N.A., which we refer to as "JPMorgan," Royal Bank of Canada, which we refer to as "Royal Bank," RBC Capital Markets, which we refer to as "RBCCM" and, together with Royal Bank, "RBC," Deutsche Bank AG New York Branch, which we refer to as "DBNY," and Deutsche Bank Securities Inc., which we refer to as "DBSI" and, together with DBNY, "Deutsche Bank," and certain of their respective affiliates, for commitments with respect to the financing required by Sinclair to consummate the merger and to refinance certain indebtedness of STG and Tribune.

        The financing under the debt commitment letters, the availability of which is contingent on the satisfaction of certain conditions, including the closing of the transaction, provides for credit facilities in an aggregate principal amount of up to $5,632 million, consisting of: (i) a senior secured term B loan facility in an aggregate principal amount of up to $4,847 million (which will be reduced to $3,747 million as a result of the consent solicitation described below) and (ii) a senior unsecured bridge loan facility in an aggregate principal amount of up to $785 million available to the extent STG does not issue senior unsecured notes or other securities with an aggregate principal amount of at least $785 million on or prior to the consummation of the transaction.

        The credit facilities commitment letter also provides for the syndication of a senior secured revolving credit facility in an aggregate principal amount of up to $225 million, but such secured revolving credit facility is not required by Sinclair to consummate the transaction.

        The facilities to be provided under the debt commitment letters will bear interest at LIBOR plus an applicable margin. The senior secured credit facilities to be provided under the credit facilities commitment letter will be secured by liens on substantially all of STG's assets and will be guaranteed by, and secured by the assets of, certain of its subsidiaries. Sinclair and/or an affiliate of Sinclair may be a co-borrower under the facilities to be provided under the debt commitment letters. The one-year senior unsecured bridge facility of up to $785 million, which we refer to as the "bridge facility," to be provided under the bridge facility commitment letter will be unsecured but guaranteed by the same guarantors as under the senior secured credit facilities. Various economic and other terms of the financing under the debt commitment letters are subject to change in the process of syndication as set forth in the debt commitment letters.

        In connection with the transaction, the indebtedness outstanding under Tribune's existing credit facility will be repaid and the commitments thereunder terminated at or prior to the closing of the transaction. However, Tribune's 5.875% Senior Notes due 2022, which we refer to as the "Tribune notes," in the principal amount of $1,100 million, are expected to remain outstanding after the consummation of the transaction. On June 13, 2017, Tribune commenced a consent solicitation, seeking consents from the holders of Tribune notes to amend certain provisions of the indenture governing the Tribune notes, which we refer to as the "Tribune indenture," to (i) eliminate any requirement for Tribune to make a "Change of Control Offer," as defined in the Tribune indenture, to holders of Tribune notes in connection with the transactions, (ii) clarify the treatment under the Tribune indenture of the proposed structure of the transactions and to facilitate the integration of Tribune and its subsidiaries and the Tribune notes with and into Sinclair's debt capital structure, and (iii) eliminate the expense associated with producing and filing with the SEC separate financial reports for STG, as successor issuer of the Tribune notes, if Sinclair or any other parent entity of the successor issuer of the Tribune notes, in its sole discretion, provides an unconditional guarantee of the payment obligations of the successor issuer under the Tribune notes. On June 22, 2017, Tribune announced that it had obtained the requisite consents and had executed a supplemental indenture to amend these provisions of the Tribune indenture, which amendments will not be operative until the consummation of the transaction. Because the requisite consents were obtained, the aggregate principal amount of the senior secured term B loan facility will be reduced by $1,100 million to $3,747 million in accordance with the debt commitment letters.

        On May 14, 2017, the debt commitment letters were amended and restated to adjust certain of the commitments described thereunder in the event that STG issues senior unsecured notes in an offering in excess of the bridge facility amount of $785 million and to provide additional flexibility regarding the allocation of the commitments for the facilities under the debt commitment letters.

        In the aggregate, Sinclair will incur new debt in the form of credit facilities in an aggregate principal amount of up to $3,747 million, will assume $1,100 million of Tribune's indebtedness in the form of the Tribune notes, as described above, and will pay cash consideration of approximately $3,100 million to the Tribune shareholders in the merger. Sinclair expects to raise $3,747 million under the credit facilities or in the capital markets on the date of the consummation of the transaction, which financings, along with cash balances, are expected to be used to fund all of the cash consideration to be paid to the Tribune shareholders, refinance outstanding borrowings under Tribune's existing credit facility and pay related fees and expenses.

        The provision of debt financing by JPMorgan, RBC, Deutsche Bank or any other person is not a condition to the closing of the transaction.

Regulatory Approvals Required for the Merger (Page 118)

        The closing of the transaction is conditioned, among other things, on the expiration or termination of the waiting period under the HSR Act and the receipt of the FCC consent. Sinclair and Tribune filed the Notification and Report Forms on May 30, 2017 with the U.S. Federal Trade Commission, which we refer to as the "FTC," and with the Antitrust Division of the Department of Justice, which we refer to as the "Antitrust Division." On June 29, 2017, Sinclair voluntarily withdrew its initial Notification and Report Forms filed on May 30, 2017 prior to the end of the initial 30-day waiting period and refiled the Notification and Report Forms on July 3, 2017.

        The applications for FCC consent were filed on June 26, 2017, and a public notice of the filing of the applications and establishing a comment cycle was released on July 6, 2017. Several petitions to deny the applications, and numerous other comments, both opposing and supporting the transaction, were filed in response to the public notice. Sinclair and Tribune jointly filed an opposition (the "Joint Opposition") to the petitions to deny on August 22, 2017. Petitioners and others filed replies to the Joint Opposition on August 29, 2017.

        On August 2, 2017, each of Sinclair and Tribune received a request for additional information and documentary material, which we refer to as a "second request," from the Antitrust Division of the Department of Justice under the HSR Act. A second waiting period of 30-calendar days will begin to run after each of Sinclair and Tribune has substantially complied with this second request.

        The timing or outcome of the FCC regulatory process and the second request under the HSR Act cannot be predicted.

        For additional information relating to the regulatory approvals, see "Transaction Summary—Regulatory Approvals" beginning on page 118, and "The Agreements—Description of the Merger Agreement—Efforts to Consummate the Transaction" beginning on page 144.

Material U.S. Federal Income Tax Consequences of the Merger (Page 123)

        The exchange of shares of Tribune common stock by a Tribune shareholder for cash and shares of Sinclair Class A common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, any Tribune shareholder that is a U.S. Holder (as defined in the section entitled "Material U.S. Federal Income Tax Consequences of the Merger—U.S. Holders") generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value as of the effective time of the merger of the shares of Sinclair Class A common stock received in the merger and (2) the U.S. Holder's adjusted tax basis in the shares of Tribune common stock exchanged in the merger.

        Any such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder's holding period in the Tribune common stock immediately prior to the merger is more than one year. For U.S. Holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential rates. The deductibility of capital losses is subject to limitations.

        A U.S. Holder will have a tax basis in the shares of Sinclair Class A common stock received in the merger equal to the fair market value of such shares as of the effective time of the merger. A U.S. Holder's holding period for shares of Sinclair Class A common stock received in exchange for shares of

Tribune common stock in the merger will begin on the date immediately following the date on which the merger closes. We refer to the date on which the merger closes as the "closing date."

        A Non-U.S. Holder (as defined in the section entitled "Material U.S. Federal Income Tax Consequences of the Merger—Non-U.S. Holders") generally will not be subject to U.S. federal income tax with respect to the exchange of shares of Tribune common stock for cash and shares of Sinclair Class A common stock in the merger unless such Non-U.S. Holder has certain connections to the United States as described in "Material U.S. Federal Income Tax Consequences of the Merger—Non-U.S. Holders." A Non-U.S. Holder may be subject to backup withholding with respect to payments made pursuant to the merger unless such Non-U.S. Holder certifies that it is not a U.S. person or otherwise establishes an exemption.

        Each Tribune shareholder should consult its own tax advisor to determine the particular tax consequences of the merger to such Tribune shareholder in light of such Tribune shareholder's particular circumstances.

Interests of Tribune's Directors and Executive Officers in the Merger (Page 109)

        In considering the recommendation of the Tribune board that Tribune shareholders vote to adopt the merger agreement, you should be aware that some of Tribune's directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Tribune shareholders generally. Interests of directors and officers that may be different from or in addition to the interests of Tribune shareholders include, but are not limited to:

  •
  certain outstanding equity awards granted to Tribune's executive officers and directors will be subject to accelerated vesting on the terms and conditions specified below, and converted in connection with the completion of the merger into the right to receive an amount in cash equal to the merger consideration. Certain restricted stock units in respect of Tribune common stock will be converted into cash-settled restricted stock units in respect of Sinclair common stock that will be subject to accelerated vesting upon certain terminations of employment, as describe below;

  •
  Tribune is party to employment agreements with each of its executive officers (other than its interim Chief Executive Officer), which provide for severance payments and benefits in connection with a termination of employment by Tribune without cause or by the executive officer for good reason, as well as certain change in control enhancements and benefits in connection with such a termination following the completion of the merger, but, except as described below, their entitlements to severance benefits are not affected by the merger;

  •
  certain Tribune employees (including the executive officers) and certain directors may be eligible to receive transaction or retention bonuses in connection with and following the completion of the merger, subject to their continued employment with Tribune (although, as of the date of this proxy statement, while the Company adopted this transaction and retention bonus program on April 24, 2017, no determinations have been made as to (i) whether any executive officer or director will receive an award or (ii) the amounts of any such potential awards); and

  •
  Tribune's directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

        These interests are discussed in more detail in the section entitled "Transaction Summary—Interests of Tribune's Directors and Executive Officers in the Merger" beginning on page 109 of this proxy statement/prospectus.

        The Tribune board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement and in recommending that the Tribune shareholders vote "FOR" the merger proposal.

Voting by Tribune's Directors and Executive Officers

        As of March 15, 2017, the directors and executive officers of Tribune beneficially owned, in the aggregate, 475,548 shares (or less than 1%) of Tribune Class A common stock and no shares of Tribune Class B common stock. The directors and executive officers of Tribune have informed Tribune that they currently intend to vote all of their shares of Tribune Class A common stock for all of the proposals to be voted on at the special meeting.

Litigation Relating to the Merger (Page 117)

        Following the initial filing of the registration statement to which this proxy statement/prospectus relates, four putative stockholder class action lawsuits were filed against Tribune, the members of the Tribune board, and in certain instances Sinclair and Samson Merger Sub in the United States District Courts for the Districts of Delaware and Illinois. The actions are captioned McEntire v. Tribune Media Co., et al., 1:17-cv-05179 (N.D. Ill.), Duffy v. Tribune Media Co., et al., 1:17-cv-00919 (D. Del.), Berg v. Tribune Media Co., et al., 1:17-cv-00938 (D. Del.), and Pill v. Tribune Media Co., et al., 1:17-cv-00961 (D. Del.). These lawsuits allege that the proxy statement/prospectus omitted material information and was materially misleading in violation of the Securities Exchange Act of 1934, as amended, and U.S. Securities and Exchange Commission Rule 14a-9. The actions generally seek preliminary and permanent injunctive relief, rescission or rescissory damages, and unspecified damages. The defendants intend to vigorously defend against these lawsuits.

Appraisal Rights (Page 154)

        Tribune shareholders are entitled to appraisal rights under Section 262 of the DGCL, provided they follow procedures and satisfy the conditions set forth in Section 262 of the DGCL. See "Appraisal Rights." In addition, a copy of Section 262 of the DGCL is attached as Annex E to this proxy statement/prospectus. Failure to strictly comply with Section 262 of the DGCL may result in your waiver of, or inability to, exercise appraisal rights.

Comparison of Shareholder Rights (Page 175)

        The rights of the holders of Sinclair's Class A common stock are governed by Sinclair's current articles of incorporation and bylaws, as well as the Maryland General Corporation Law, which we refer to as the "MGCL." The rights of the Tribune shareholders are governed by Tribune's current certificate of incorporation and bylaws, as well as the DGCL. Upon closing of the transaction, the rights of the Tribune shareholders will be governed by Sinclair's articles of incorporation and bylaws, as well as the MGCL and will differ in some respects from their rights under Tribune's certificate of incorporation and bylaws and the DGCL. For more information regarding a comparison of such rights, see "Comparison of Shareholder Rights" beginning on page 175.

Risk Factors (Page 35)

        You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SINCLAIR

        The following table sets forth Sinclair's selected consolidated historical financial data as of the dates and for the periods indicated. The selected consolidated historical financial data as of June 30, 2017 and June 30, 2016 and for the six months ended June 30, 2017 and June 30, 2016 have been derived from Sinclair's unaudited condensed consolidated financial statements and related notes which are incorporated herein by reference. The data as of June 30, 2017 and for the six months ended June 30, 2017 and June 30, 2016, in the opinion of Sinclair's management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The selected consolidated historical financial data as of December 31, 2016 and December 31, 2015 and for each of the years ended December 31, 2016, December 31, 2015 and December 31, 2014 have been derived from Sinclair's audited consolidated financial statements and related notes which are incorporated herein by reference. The selected consolidated historical financial data as of December 31, 2014, December 31, 2013, December 31, 2012 and for the years ended December 31, 2013 and December 31, 2012 have been derived from Sinclair's audited consolidated financial statements and related notes not required to be incorporated by reference herein. The selected consolidated historical financial data are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Sinclair's audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes thereto included in Sinclair's Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, respectively, each of which is incorporated herein by reference. See "Where You Can Find More Information" beginning on page 187. Sinclair's consolidated historical financial data may not be indicative of the future performance of Sinclair.

 STATEMENTS OF OPERATIONS DATA
(In thousands, except per share data)

	For the six months ended June 30,		For the year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Statement of Operations Data:
Net revenues	1,329,225	1,245,423	2,736,949	2,219,136	1,976,558	1,363,131	1,061,679
Direct operating expenses(a)	637,857	575,962	1,197,923	951,022	793,032	544,920	398,318
Selling, general and administrative expenses(b)	299,896	281,427	579,230	508,410	441,633	304,420	206,019
Depreciation and amortization(c)	136,515	137,834	282,324	264,887	228,787	141,374	85,172
Other non-media expenses	31,976	37,458	80,648	71,803	55,615	45,005	42,892
(Gain) loss on asset dispositions	(53,497)	(2,671)	(6,029)	278	(37,160)	3,392	(7)

Operating income	276,478	215,413	602,853	422,736	494,651	324,020	329,285
Interest expense and amortization of debt discount and deferred financing costs	(108,277)	(103,331)	(211,143)	(191,447)	(174,862)	(162,937)	(128,553)
Loss from extinguishment of debt	(1,404)	—	(23,699)	—	(14,553)	(58,421)	(335)
Other income, net	3,400	2,932	4,879	2,504	7,311	2,846	11,943

Income from continuing operations before income taxes	170,197	115,014	372,890	233,793	312,547	105,508	212,340
Income tax provision	(53,459)	(38,785)	(122,128)	(57,694)	(97,432)	(41,249)	(67,582)

Income from continuing operations	116,738	76,229	250,762	176,099	215,155	64,259	144,488
Discontinued operations:
Income from discontinued operations, net of related income taxes	—	—	—	—	—	11,558	465

Net income	116,738	76,229	250,762	176,099	215,115	75,817	144,953
Net income attributable to noncontrolling interests	(14,891)	(2,670)	(5,461)	(4,575)	(2,836)	(2,349)	(287)

Net income attributable to Sinclair Broadcast Group	101,847	73,559	$245,301	$171,524	$212,279	$73,468	$144,666
Earnings Per Common Share Attributable to Sinclair Broadcast Group:
Basic earnings per share from continuing operations	1.04	0.77	2.62	1.81	2.19	0.66	1.78
Basic earnings per share	1.04	0.77	2.62	1.81	2.19	0.79	1.79
Diluted earnings per share from continuing operations	1.03	0.77	2.60	1.79	2.17	0.66	1.78
Diluted earnings per share	1.03	0.77	2.60	1.79	2.17	0.78	1.78
Dividends declared per share	0.36	0.345	0.71	0.66	0.63	0.60	1.54

			As of December 31,
	As of June 30, 2017	As of June 30, 2016
			2016	2015	2014	2013	2012
Balance Sheet Data:
Cash and cash equivalents	796,047	103,727	$259,984	$149,972	$17,682	$280,104	$22,865
Total assets	6,289,536	5,779,677	$5,963,168	$5,432,315	$5,410,328	$4,103,417	$2,690,768
Total debt(d)	4,068,075	4,178,760	$4,203,848	$3,854,360	$3,886,872	$2,989,985	$2,234,450
Total equity (deficit)	1,124,972	542,894	$557,936	$499,678	$405,343	$405,704	$(100,053)

(a)
Direct operating expenses includes media production expenses, expenses recognized from station barter arrangements, and amortization of program contract costs and net realizable value adjustments.

(b)
Selling, general, and administrative expenses includes media selling, general, and administrative expenses, corporate general and administrative expenses, and research and development expenses.

(c)
Depreciation and amortization includes depreciation and amortization of property and equipment and amortization of definite-lived intangible assets and other assets.

(d)
Total debt is defined as notes payable, capital leases and commercial bank financing, including the current and long-term portions.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TRIBUNE

        The following table sets forth Tribune's selected consolidated historical financial data as of the dates and for the periods indicated and reflects the January 31, 2017 sale of Tribune's equity interest in substantially all of its digital and data business operations and the August 4, 2014 spin-off of certain businesses primarily related to Tribune's principal publishing operations, other than certain real estate and other assets. The selected consolidated historical financial data as of June 30, 2017 and June 30, 2016 and for the six months ended June 30, 2017 and June 30, 2016 have been derived from Tribune's unaudited condensed consolidated financial statements and related notes, which are incorporated herein by reference. The data for the six months ended June 30, 2017 and June 30, 2016, in the opinion of Tribune's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The selected consolidated historical financial data as of December 31, 2016 and December 31, 2015 and for each of the years ended December 31, 2016, December 31, 2015 and December 28, 2014 have been derived from Tribune's audited consolidated financial statements and related notes which are incorporated herein by reference. The selected consolidated historical financial data as of December 28, 2014, December 29, 2013, December 31, 2012 and December 30, 2012 and for the years ended December 29, 2013 and December 30, 2012 and for December 31, 2012 have been derived from Tribune's audited consolidated financial statements and related notes not incorporated by reference herein. The selected consolidated historical financial data are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Tribune's audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes thereto included in Tribune's Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2017, respectively, each of which is incorporated herein by reference. See "Where You Can Find More Information" beginning on page 187. Tribune's consolidated historical financial data may not be indicative of the future performance of Tribune or Sinclair.

        In connection with its emergence from bankruptcy on December 31, 2012, Tribune and its business operations as conducted on or prior to December 30, 2012 are referred to collectively as the "Predecessor" and Tribune and its business operations as conducted on or subsequent to December 31, 2012 are referred to collectively as the "Successor." For a discussion of the distinction between Predecessor and Successor, see Note 3 to Tribune's audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference herein.

	Successor						Predecessor

	As of and for the six months ended						As of and for
			As of and for the year ended					As of and for the year ended

	June 30, 2017	June 30, 2016	Dec. 31, 2016	Dec.31, 2015	Dec.28, 2014	Dec. 29, 2013	Dec. 31, 2012(1)
(in thousands, except per share data)								Dec. 30, 2012

Statement of Operations Data:
Operating Revenues	$909,427	$948,268	$1,947,930	$1,801,967	$1,780,625	$1,075,407	$—	$1,148,335
Operating Profit (Loss)(2)	$3,094	$86,198	$433,574	$(269,335)	$304,824	$184,705	$—	$226,538
(Loss) Income from Continuing Operations(2)	$(131,035)	$(137,526)	$87,040	$(315,337)	$476,619	$165,030	$7,085,277	$259,178
(Loss) Earnings Per Share from Continuing Operations Attributable to Common Shareholders(3)
Basic	$(1.51)	$(1.50)	$0.96	$(3.33)	$4.76	$1.65
Diluted	$(1.51)	$(1.50)	$0.96	$(3.33)	$4.75	$1.65
Regular dividends declared per common share	$0.50	$0.50	$1.00	$0.75	$—	$—
Special dividends declared per common share	$5.77	$—	$—	$6.73	$—	$—
BALANCE SHEET DATA:
Total Assets(4)	$8,045,275	$9,466,668	$9,401,051	$9,708,863	$11,326,102	$11,391,966	$8,668,829	$6,351,036
Total Non-Current Liabilities(4)	$4,646,989	$5,289,512	$5,304,515	$5,336,341	$5,457,478	$5,679,678	$3,305,084	$716,724

(1)
Operating results for December 31, 2012 include only (i) reorganization adjustments which resulted in a net gain of $4.739 billion before taxes ($4.543 billion after taxes), including a $5 million gain ($9 million loss after taxes) recorded in (loss) income from discontinued operations, net of taxes; and (ii) fresh-start reporting adjustments which resulted in a net loss of $3.372 billion before taxes ($2.567 billion after taxes, including a gain of $22 million ($34 million after taxes) reflected in (loss) income from discontinued operations, net of taxes). See Note 3 to Tribune's audited consolidated financial statements for the fiscal year ended December 31, 2016 for further information.

(2)
Consolidated operating income (loss) and income (loss) from continuing operations for the years ended December 31, 2016 and December 31, 2015 include impairment charges of $3 million and $385 million, respectively, related to goodwill and other intangible assets. See Note 7 to Tribune's audited consolidated financial statements for the fiscal year ended December 31, 2016 for additional information.

(3)
See Note 17 to Tribune's audited consolidated financial statements for the fiscal year ended December 31, 2016 for a description of Tribune's computation of basic and diluted earnings per share attributable to the Tribune shareholders.

(4)
Balances have been reclassified to present debt issuance costs as a direct deduction from the carrying amount of an associated debt liability in accordance with ASU 2015-03. See Note 1 to Tribune's audited consolidated financial statements for the fiscal year ended December 31, 2016 for additional information.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following summary unaudited pro forma condensed combined financial information gives effect to the merger. The selected unaudited pro forma combined statement of operations data for the year ended December 31, 2016 and the six months ended June 30, 2017, gives effect to the merger as if it had occurred on January 1, 2016. The selected unaudited pro forma combined balance sheet data as of June 30, 2017 gives effect to the merger as if it had occurred on June 30, 2017. See "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 159.

        The summary unaudited pro forma financial information for the merger has been developed from, and should be read in conjunction with, the Sinclair and Tribune unaudited interim condensed consolidated financial statements contained in the Sinclair and Tribune Quarterly Reports on Form 10-Q for the six months ended June 30, 2017, respectively, and the Sinclair and Tribune audited consolidated financial statements contained in the Sinclair and Tribune Annual Reports on Form 10-K for the year ended December 31, 2016, respectively, each of which is incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 187.

        The pro forma adjustments give effect to events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the pro forma statement of operations data, expected to have a continuing impact on the results of Sinclair after the closing of the transaction. In order to obtain approval of the transaction from the FCC and/or under the HSR Act, Sinclair and/or Tribune may be required to divest certain stations that they currently own. An estimated result of these divestitures has not been reflected in the pro forma adjustments. However, the issuance of debt required to fund the transaction has been reflected in the pro forma adjustments.

        The summary unaudited pro forma financial information was prepared using the acquisition method of accounting with Sinclair treated as the accounting acquirer and therefore, the historical basis of Sinclair's assets and liabilities is not affected by the transaction. For purposes of developing the pro forma financial information, the acquired Tribune assets, including identifiable intangible assets, and liabilities assumed have been recorded at their estimated fair values with the excess purchase price assigned to goodwill. The estimated fair values assigned in this summary unaudited pro forma financial information are preliminary and represent Sinclair's current best estimate of fair value and are subject to revision. The summary unaudited pro forma financial information is provided for informational purposes only and is based on available information and assumptions that Sinclair believes are reasonable. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Sinclair would have been had the transaction occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in the preliminary estimated value of acquired assets and liabilities not currently identified and changes in operating results following the date of the pro forma financial information.

        The summary unaudited pro forma financial information does not reflect any cost savings, divestitures, or other synergies discussed in "Transaction Summary—Tribune's Reasons for the Transaction and Recommendation of the Tribune Board" beginning on page 66, that the management of Sinclair and Tribune believe could have been achieved had the transaction been completed on the dates assumed.

	For the Six Months Ended June 30, 2017	For the Year Ended December 31, 2016
Pro Forma Statement of Operations Data (in thousands)
Net revenues	$2,238,652	$4,684,879
Operating income	314,036	1,070,754
Interest expense and amortization of debt discount and deferred financing costs	(230,757)	(456,104)
Loss from extinguishment of debt	(20,456)	(23,699)
(Loss) income from equity and cost method investments	(108,274)	136,865
Other income	8,608	8,375
Total other expense	(350,879)	(334,563)
(Loss) income before (provision) benefit for income taxes	(36,843)	736,191
Net (loss) income to Sinclair	(37,995)	289,209
Basic (loss) earnings per share from continuing operations	(0.32)	2.55
Diluted (loss) earnings per share from continuing operations	(0.32)	2.53

As of June 30, 2017
Pro Forma Balance Sheet Data (in thousands)
Total assets	$15,285,942
Total liabilities	$13,433,664
Total liabilities and stockholders' equity	$15,285,942

 COMPARATIVE PER SHARE DATA

        The following table presents selected historical per share information of Sinclair and Tribune as of and for the six months period ended June 30, 2017 and as of and for the year ended December 31, 2016. Also set forth below is information for Sinclair on an unaudited pro forma basis, calculated using the acquisition method of accounting, as if the transaction had been effective as of January 1, 2016, the first day of the year ended December 31, 2016, in the case of earnings per share, which we refer to as "pro forma combined" information.

        The historical per share information of Sinclair below is derived from the unaudited condensed consolidated financial statements for Sinclair as of, and for the six months ended, June 30, 2017 that are incorporated by reference into this proxy statement/prospectus from Sinclair's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 and from the audited consolidated financial statements of Sinclair as of, and for the year ended, December 31, 2016 that are incorporated by reference into this proxy statement/prospectus from Sinclair's Annual Report on Form 10-K for the year ended December 31, 2016.

        The historical per share information of Tribune below is derived from the unaudited condensed consolidated financial statements for Tribune as of, and for the six months ended, June 30, 2017 that are incorporated by reference into this proxy statement/prospectus from Tribune's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 and from the audited consolidated financial statements of Tribune as of, and for the year ended, December 31, 2016 that are incorporated by reference into this proxy statement/prospectus from Tribune's Annual Report on Form 10-K for the year ended December 31, 2016.

        The pro forma combined information presented below is calculated using the acquisition method of accounting, as if the transaction had been effective on January 1, 2016 in the case of earnings and dividends per share data and on June 30, 2017, in the case of book value per share data.

        The pro forma combined information is for illustrative purposes only and is not necessarily indicative of actual or future financial positions or results of operations that would have been realized if the transaction had been completed as of the dates indicated or will be realized upon the completion of the transaction.

        The Tribune equivalent per share information is calculated by multiplying the pro forma combined per share amounts for Sinclair after the closing of the transaction by 0.2300, which represents the ratio of shares of Sinclair Class A common stock to be received for each share of Tribune common stock in the merger. This calculation does not take into account the cash consideration to be received by holders of Tribune common stock in the merger.

        You should read the information in this section in conjunction with the "Summary Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 28, with Sinclair's historical consolidated financial statements and related notes that Sinclair has previously filed with the SEC and which are incorporated in this proxy statement/prospectus by reference, and with Tribune's historical consolidated financial statements and related notes that Tribune has previously filed with the SEC and which are incorporated in this proxy statement/prospectus by reference. See "Incorporation of Certain

Documents by Reference" beginning on page 185 and "Where You Can Find More Information" beginning on page 187.

	For the Period Ended June 30, 2017	For the Year Ended December 31, 2016
Sinclair historical per share data:
Earnings per share
Basic	$1.04	$2.62
Diluted	$1.03	$2.60
Dividends declared per share	$0.36	$0.71
Book value per share at period end	$10.96	$6.18

	For the Period Ended June 30, 2017	For the Year Ended December 31, 2016
Tribune historical per share data:
Earnings per share from continuing operations
Basic	$(1.51)	$0.96
Diluted	$(1.51)	$0.96
Dividends declared per share	$0.50	$1.00
Special dividends per share	$5.77	$—
Book value per share at period end	$33.53	$41.08

	For the Period Ended June 30, 2017	For the Year Ended December 31, 2016
Pro forma combined per share data:
Earnings per share
Basic	$(0.32)	$2.55
Diluted	$(0.32)	$2.53
Book value per share at period end	$15.09	N/A
Dividends declared per share	$0.36	$0.71

	For the Period Ended June 30, 2017	For the Year Ended December 31, 2016
Tribune equivalent per share data:
Earnings per share from continuing operations
Basic	$(0.07)	$0.59
Diluted	$(0.07)	$0.58
Book value per share at period end	$3.47	N/A
Dividends declared per share	$0.08	$0.16

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

        The following table sets forth the closing prices per share of the Sinclair Class A common stock, which trades on the NASDAQ under the symbol "SBGI," the Tribune Class A common stock (which is convertible at any time (subject to limitations in Tribune's certificate of incorporation) into Tribune Class B common stock), which trades on the NYSE under the symbol "TRCO," and the Tribune Class B common stock (which is convertible at any time (subject to limitations in Tribune's certificate of incorporation) into Tribune Class A common stock), quoted on the OTC Pink market under the symbol "TRBAB" on the following dates:

  •
  May 5, 2017, the last full trading day before the announcement of the execution of the merger agreement; and

  •
  September 5, 2017, the last full trading day for which this information could reasonably be calculated before the date of this proxy statement/prospectus.

There is no established trading market for the Class B Common Stock, par value $0.01, of Sinclair, which we refer to as the "Sinclair Class B common stock" (which is convertible at any time (subject to the limitations in Sinclair's articles of incorporation) into Sinclair Class A common stock).

	Sinclair Class A common stock	Tribune Class A common stock	Tribune Class B common stock
May 5, 2017	$36.95	$40.29	$33.21
September 5, 2017	$29.70	$40.21	$41.75

        Tribune shareholders will not receive any merger consideration for their Tribune common stock until the merger is completed, which may be a substantial time period after the special meeting. In addition, the exchange ratio for determining the number of shares of Sinclair Class A common stock that the Tribune shareholders will receive in the merger is fixed at 0.2300 and, as such, the stock consideration will not be adjusted for changes in the market price of the Sinclair Class A common stock or the Tribune common stock. Therefore, the market value of the Sinclair Class A common stock that the Tribune shareholders will receive on the closing of the transaction will depend on the market value of the Sinclair Class A common stock immediately before the transaction is completed and could vary significantly from the market value on the date of the announcement of the merger agreement, the date that this proxy statement/prospectus was first mailed to Tribune shareholders or the date of the special meeting.

        The following table sets forth, for the periods indicated, the high and low sales prices per share of Sinclair Class A common stock, Tribune Class A common stock and Tribune Class B common stock as reported on the NASDAQ (in the case of Sinclair Class A common stock), the NYSE (in the case of

Tribune Class A common stock) and the OTC Pink market (in the case of Tribune Class B common stock) and the regular dividends paid out during these periods.

	Sinclair Class A Common Stock			Tribune Class A Common Stock			Tribune Class B Common Stock(1)
	High	Low	Dividends Paid	High	Low	Dividends Paid	High	Low	Dividends Paid
2017 Calendar Year
Third Calendar Quarter 2017 (through September 5, 2017)	$37.18	$28.75	$—	$42.39	$39.66	$0.25	$41.75	$40.21	$0.25
Second Calendar Quarter 2017	41.20	31.95	0.18	43.04	36.18	0.25	42.00	38.75	0.25
First Calendar Quarter 2017(2)	42.90	30.80	0.18	40.00	27.75	0.25	N/A	N/A	0.25
2016 Calendar Year
Fourth Calendar Quarter 2016	34.90	30.80	0.18	36.94	29.75	0.25	N/A	N/A	0.25
Third Calendar Quarter 2016	29.33	28.67	0.18	40.13	34.44	0.25	N/A	N/A	0.25
Second Calendar Quarter 2016	31.70	30.87	0.18	40.72	36.47	0.25	N/A	N/A	0.25
First Calendar Quarter 2016	31.25	30.11	0.165	39.90	26.10	0.25	40.77	32.78	0.25
2015 Calendar Year
Fourth Calendar Quarter 2015	35.89	24.80	0.165	42.23	33.26	0.25	42.61	37.84	0.25
Third Calendar Quarter 2015	30.23	24.04	0.165	55.75	34.29	0.25	53.54	37.84	0.25
Second Calendar Quarter 2015(3)	32.03	27.52	0.165	61.99	52.55	0.25	61.26	53.11	0.25
First Calendar Quarter 2015	32.43	24.20	0.165	70.37	53.82	—	66.50	57.00	—
2014 Calendar Year
Fourth Calendar Quarter 2014	29.95	23.94	0.165	71.00	55.40	—	69.20	57.50	—
Third Calendar Quarter 2014	35.90	25.48	0.165	87.50	65.55	—	86.95	67.25	—
Second Calendar Quarter 2014	34.75	25.12	0.15	83.70	70.37	—	80.73	70.53	—
First Calendar Quarter 2014	36.74	24.42	0.15	79.35	66.40	—	77.79	69.86	—

(1)
The prices above for Tribune Class B common stock for all periods are as reported by the OTC and may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. No trading data was reported in the second, third and fourth quarter of 2016 and the first quarter of 2017.

(2)
On February 3, 2017, Tribune paid a special cash dividend of $5.77 to holders of record of Tribune Class A common stock, Tribune Class B common stock and warrants at the close of business on January 13, 2017.

(3)
On April 9, 2015, Tribune paid a special cash dividend of $6.73 to holders of record of Tribune Class A common stock, Tribune Class B common stock and warrants at the close of business on March 25, 2015.

Dividends

        Sinclair currently pays a quarterly dividend on shares of Sinclair Class A common stock and Sinclair Class B common stock and declared a quarterly dividend in August 2017, of $0.18 per share, to be paid on September 15, 2017 to holders of record on the close of business on September 1, 2017. Pursuant to the merger agreement, during the period before closing of the transaction, Sinclair is not permitted to declare, set aside or pay any dividend or make any other distribution in respect of its capital stock or other securities, except for payment of quarterly cash dividends not to exceed $0.18 per share and consistent with record and payment dates during the year preceding the merger agreement. Future cash dividends will be at the discretion of the Sinclair board and will be dependent upon then-existing conditions, including the financial condition and results of operations, contractual restrictions and business prospects of Sinclair after the closing of the transaction and other factors that the Sinclair board determines to consider.

        Tribune currently pays a quarterly dividend on shares of Tribune Class A common stock and Tribune Class B common stock and declared a quarterly dividend on August 2, 2017, of $0.25 per share, which was paid on September 5, 2017 to holders of record of Tribune Class A common stock,

Tribune Class B common stock and warrants to purchase Tribune common stock at the close of business on August 21, 2017. Pursuant to the merger agreement, during the period before closing of the transaction, Tribune is not permitted to declare, set aside or pay any dividend or make any other distribution in respect of its capital stock or other securities, except for payment of quarterly cash dividends not to exceed $0.25 per share and consistent with record and payment dates during the year preceding the merger agreement.

        As of September 5, 2017, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately 7 registered holders of Tribune Class A common stock and 1 registered holder of Tribune Class B common stock.

        Past price performance is not necessarily indicative of likely future performance. Tribune shareholders are advised to obtain current market quotations for the Sinclair Class A common stock, Tribune Class A common stock and Tribune Class B common stock. The market price of Sinclair Class A common stock, Tribune Class A common stock and Tribune Class B common stock will fluctuate between the date of this proxy statement/prospectus and the closing of the transaction, which may be a substantial time period after the special meeting. No assurance can be given concerning the market price of either shares of Sinclair Class A common stock, Tribune Class A common stock or Tribune Class B common stock before the closing of the transaction.

RISK FACTORS

        In addition to the other information included in, incorporated by reference in, or found in the Annexes attached to, this proxy statement/prospectus, including the matters addressed in "Cautionary Note Regarding Forward-Looking Statements" beginning on page 45, you should carefully consider the following risk factors in deciding whether to vote for the proposals to be considered at the special meeting. See "Where You Can Find More Information" beginning on page 187 and "Incorporation of Certain Documents by Reference" beginning on page 185 for more information about the documents incorporated by reference in this proxy statement/prospectus. Additional risks and uncertainties not presently known to Sinclair or Tribune or that are not currently believed to be important also may adversely affect the transaction and Sinclair following the transaction.

Risks Related to the Transaction

The number of shares of Sinclair Class A common stock that Tribune shareholders will receive in the merger is based on a fixed exchange ratio. Because the market price of the Sinclair Class A common stock will fluctuate, Tribune shareholders cannot be certain of the value of the merger consideration that Tribune shareholders will receive in the merger.

        Upon closing of the transaction, each outstanding share of Tribune common stock will be converted into the right to receive the cash consideration and the stock consideration. The exchange ratio for determining the number of shares of Sinclair Class A common stock that Tribune shareholders will receive in the merger is fixed and the stock consideration will not be adjusted for changes in the market price of the Sinclair Class A common stock or the Tribune common stock. Therefore, the market value of the Sinclair Class A common stock that Tribune shareholders will be entitled to receive on the closing of the transaction will depend on the market value of the Sinclair Class A common stock immediately before that transaction is completed and could vary significantly from the market value on May 8, 2017, the date of the announcement of the merger agreement, to the date that this proxy statement/prospectus was first mailed to Tribune shareholders or the date of the special meeting. The merger agreement does not provide for any adjustment to the stock consideration based on fluctuations of the per share price of the Sinclair Class A common stock or the Tribune Class A common stock or the value of the Tribune Class B common stock. In addition, the market value of the Sinclair Class A common stock will fluctuate after the closing of the transaction.

        Fluctuations in the share price of the Sinclair Class A common stock could result from changes in the business, operations or prospects of Sinclair or Tribune prior to the closing of the transaction or Sinclair following the closing of the transaction, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Sinclair or Tribune.

The transaction is subject to certain conditions, including conditions that may not be satisfied or completed on a timely basis, if at all.

        Consummation of the transaction is subject to certain closing conditions which make the closing and timing of the transaction uncertain. The conditions include, among others, the obtaining of the requisite approval by the Tribune shareholders (as described in this proxy statement/prospectus), the FCC consent to the transfers of control and assignments in connection with the transaction, which we refer to as the "FCC consent," the expiration or termination of the waiting period under the HSR Act, the absence of any legal impediments preventing the consummation of the transaction, the effectiveness of the registration statement to which this proxy statement/prospectus relates that registers the shares of Sinclair Class A common stock to be issued in connection with the transaction (and the absence of any stop order suspending such effectiveness) and the listing of such shares on the NASDAQ. Failure to obtain clearance under the HSR Act or from the FCC would prevent us from consummating the proposed transactions. See "The Agreements—Description of the Merger Agreement—Conditions to the Transaction" beginning on page 150.

        Under the merger agreement, Sinclair and Tribune each agreed, subject to the terms of the merger agreement, to use its reasonable best efforts, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the merger and the other transactions contemplated by the merger agreement as promptly as reasonably practicable.

        Sinclair also agreed, subject to the terms of the agreement, to use reasonable best efforts to take all actions to avoid or eliminate any impediment that may be asserted by a governmental authority with respect to the transactions so as to enable the closing to occur as soon as reasonably practicable, including taking certain actions, each referred to as an "approval action," to obtain regulatory approval.

        In that connection Sinclair agreed to divest one or more television stations in the following Nielsen "Designated Market Areas": (i) Seattle-Tacoma, Washington, (ii) St. Louis, Missouri, (iii) Salt Lake City, Utah, (iv) Grand Rapids-Kalamazoo-Battle Creek, Michigan, (v) Oklahoma City, Oklahoma, (vi) Wilkes Barre-Scranton, Pennsylvania, (vii) Richmond-Petersburg, Virginia, (viii) Des Moines-Ames, Iowa, (ix) Harrisburg-Lancaster-Lebanon-York, Pennsylvania and (x) Greensboro-High Point Salem, North Carolina, which we refer to as the "overlap markets", as necessary to comply with the FCC's Local Television Multiple Ownership Rule (47 C.F.R. § 73.3555(b)), which we refer to as the "FCC duopoly rule," or to obtain clearance under the HSR Act, in each case as required by the applicable governmental authority in order to obtain approval of and consummate the transactions. Sinclair is required to designate either a Tribune station or Tribune stations or a Sinclair station or Sinclair stations for divestiture in each overlap market, as required by and subject to approval by the relevant governmental authority. Sinclair has also agreed to designate, at its option, certain additional Tribune stations or Sinclair stations for divestiture and to divest such stations in order to comply with the FCC's National Television Multiple Ownership Rule (47 C.F.R. § 73.3555(e)), which we refer to as the "FCC national cap," as required by the FCC in order to obtain approval of and consummate the transactions.

        However, the merger agreement does not (i) require Sinclair or Tribune or any of their respective subsidiaries to take, or agree to take, any regulatory action, unless such action will be conditioned upon the consummation of the merger and the transaction contemplated by the merger agreement, (ii) permit Tribune or any of its subsidiaries to agree, consent to or approve (without the prior consent of Sinclair, which need only be granted to the extent otherwise required under the merger agreement) any approval action or (iii) require Sinclair or any of its subsidiaries to agree to take or consent to the taking of any approval action other than divestitures described in the prior paragraph and other approval actions (not involving the divestitures of stations or the modification or termination of any local marketing, joint sales, shared services or similar contract or related option agreements) that would not reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of Sinclair and its subsidiaries, taken as a whole (including, after the closing, Tribune and its subsidiaries), which we refer to as an "approval material adverse effect."

        Moreover, Sinclair and Tribune have also agreed that in the event that the UHF discount, which was reinstated in the Order on Reconsideration adopted by the FCC on April 20, 2017, which we refer to as the "Order on Reconsideration," (and published in the Federal Register on May 5, 2017), In the Matter of Amendment of Section 73.3555(e) of the Commission's Rules, National Television Multiple Ownership Rule, which we refer to as the "UHF discount," is repealed, stayed, rendered inapplicable or otherwise not in full force and effect as of the closing (unless the FCC national cap has been increased or otherwise modified so that the impact of the FCC national cap is no less favorable to Sinclair and its subsidiaries than the impact of the national cap as in effect as of May 8, 2017 giving effect to the UHF discount), then the approval actions that would be required to be taken to obtain the FCC consent to the transactions would, in the aggregate, be deemed to reasonably be expected to result in an approval material adverse effect, and neither Sinclair nor any of its subsidiaries will be required to take or agree or consent to or approve such approval actions. A petition for judicial review of the Order on Reconsideration adopted by the FCC on April 20, 2017 (and published in the Federal Register on May 5, 2017), In the Matter of Amendment of Section 73.3555(e) of the Commission's Rules, National Television Multiple Ownership Rule, was filed on May 12, 2017. On May 26, 2017, the petitioners in that case filed an emergency motion at the D.C. Circuit Court of Appeals seeking a stay of the Order on Reconsideration pending judicial review. On June 1, 2017, the D.C. Circuit Court of Appeals entered an administrative stay of the Order on Reconsideration, which was to take effect on June 5, 2017, pending its review of the emergency stay motion. On June 15, 2017, the D.C. Circuit Court of Appeals issued an order dissolving the administrative stay and denying the emergency stay motion. The Order on Reconsideration became effective immediately upon release of the court's order, as a result of which the UHF discount remains in effect.

        In addition, under the merger agreement, Sinclair and Tribune agreed that if the FCC precludes Sinclair or any of its subsidiaries from holding a customary option to acquire any station to be divested to comply with the FCC national cap, the divestiture would be deemed to reasonably be expected to result in an approval material adverse effect and neither Sinclair nor any of its subsidiaries will be required to divest or agree or consent to divest Tribune stations or Sinclair stations to comply with the FCC national cap.

        There can be no assurance that the actions Sinclair is required to take under the merger agreement, to obtain the governmental approvals and consents necessary to complete the merger, will be sufficient to obtain such approvals and consents or that the divestitures contemplated by the merger agreement to obtain necessary governmental approvals and consents will be completed. As such, there can be no assurance these approvals and consents will be obtained. Failure to obtain the necessary governmental approvals and consents would prevent the parties from consummating the proposed transactions.

The merger agreement contains provisions that restrict Tribune's ability to pursue alternatives to the transaction, and, in specified circumstances, could require Tribune to pay Sinclair a termination fee.

        Under the merger agreement, Tribune is restricted, subject to certain exceptions, from soliciting, initiating, knowingly facilitating or knowingly encouraging, participating in any discussions or negotiations or furnishing non-public information with regard to any inquiry, proposal or offer for an alternative business combination transaction from any person.

        Tribune may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including a determination by the Tribune board (after consultation with outside financial advisors and outside legal counsel) that such proposal (a) is more favorable to Tribune shareholders than the merger from a financial point of view after taking into account all factors that the Tribune board deems relevant and (b) is reasonably expected to be consummated on the terms thereof. A termination in this instance would result in Tribune being required to pay Sinclair a termination fee of $135.5 million. If the merger agreement is terminated because the merger proposal is not approved at the special meeting, the amount of the termination fee payable by Tribune will be equal to the sum of $38.5 million plus Sinclair's costs and expenses, not to exceed $10 million which we refer to collectively as the "Sinclair expenses." If the merger agreement is terminated (i) by either Tribune or Sinclair because the merger has not occurred by the end date or because the merger proposal is not approved at the special meeting or (ii) by Sinclair in respect of a willful breach of Tribune's covenants or agreements that would give rise to the failure of a closing condition that is incapable of being cured within the time periods prescribed by the merger agreement, and a proposal regarding an alternative business combination has been made to Tribune and publicly announced and not withdrawn prior to the termination or the date of the special meeting, as applicable, and within twelve months after termination of the merger agreement, Tribune enters into a definitive agreement with respect to an alternative business combination (and subsequently consummates such transaction) or consummates a transaction with respect to an alternative business combination, Tribune will pay Sinclair $135.5 million less the Sinclair expenses paid.

        These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Tribune from making an alternative acquisition proposal to Tribune, even if such third party were prepared to pay consideration with a higher value than the value of the transaction. If the Tribune shareholders approve the merger proposal at the special meeting, Tribune will be restricted under the terms of the merger agreement (without exception) from having any discussions or negotiations with any third party that may have an interest in entering into an alternative business combination transaction with Tribune. See "The Agreements—Description of the Merger Agreement—Restrictions on Tribune's Solicitation of Acquisition Proposals" beginning on page 138 and "The Agreements—Description of the Merger Agreement—Termination Fee" beginning on page 151.

        In addition, the Oaktree shareholders holding approximately 16.3% of the outstanding shares of Tribune common stock as of May 4, 2017 have agreed to vote in favor of the merger proposal and the other transactions contemplated by the merger agreement and to vote against any other acquisition proposals and certain other actions and transactions. These provisions could discourage a third party that may have an interest in entering into an alternative business combination transaction with Tribune from making an alternative acquisition proposal to Tribune.

Uncertainties associated with the transaction may cause employees to leave Sinclair or Tribune and may otherwise affect the future business and operations of Sinclair after the transaction.

        Sinclair's success after the transaction will depend in part upon its ability to retain key employees of Sinclair and Tribune. Prior to and following the closing of the transaction, current and prospective employees of Sinclair and Tribune may experience uncertainty about their future roles with Sinclair and choose to pursue other opportunities, which could have an adverse effect on Sinclair after the transaction. If key employees depart, the integration of Tribune with Sinclair may be more difficult and Sinclair's business following the closing of the transaction may be adversely affected.

Sinclair will incur substantial additional indebtedness to finance the transaction which could significantly impact the operation of Sinclair after the closing of the transaction and adversely affect the holders of Sinclair common stock.

        If the transaction is completed, Sinclair will incur substantial additional indebtedness to, among other things, fund the cash consideration of approximately $3.10 billion to be paid to Tribune shareholders in the merger and to pay transaction-related costs, fees and expenses. The new indebtedness will take the form of (i) a seven-year senior secured incremental term loan B facility of up to $4.847 billion (which will be reduced to $3.747 billion as a result of the consent solicitation referred to below), (ii) a bridge facility, convertible into a nine-year extended term loan, for purposes of financing a portion of the cash consideration payable under the terms of the merger agreement and to pay or redeem certain indebtedness of Tribune and its subsidiaries and (iii) the syndication of an incremental revolving credit loan facility commitment of up to $225 million. In addition, with the receipt of the requisite consents in the consent solicitation described in "Transaction Summary—Financing of the Transaction," the Tribune notes in the aggregate principal amount of $1.100 billion are expected to remain outstanding after the closing of the transaction and will be assumed by Sinclair. Various economic and other terms of the debt financing are subject to change during syndication. Sinclair is expected to have a significant amount of indebtedness after the closing of the transaction that may have important consequences, including:

  •
  making it more difficult for Sinclair to satisfy its obligations, which may in turn result in an event of default;

  •
  impairing Sinclair's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

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  diminishing Sinclair's ability to withstand a downturn in its business, the industries in which it operates, or the economy generally and to react to general economic and industry conditions;

  •
  limiting the flexibility in planning for, or reacting to, changes in Sinclair's business and the industries in which it operates; and

  •
  placing Sinclair at a competitive disadvantage compared to certain competitors that may have proportionately less debt.

Despite the current debt levels, and the debt levels anticipated following the transaction, Sinclair may be able to incur significantly more debt in the future, which could increase the foregoing risks related to Sinclair's indebtedness after the closing of the transaction.

The agreements governing Sinclair's debt after the closing of the transaction will contain various covenants that limit management's discretion in the operation of our business.

        The credit agreement and indentures that will govern the indebtedness of Sinclair after the closing of the transaction will contain various covenants that restrict Sinclair's ability to, among other things:

  •
  incur additional debt and issue preferred stock;

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  pay dividends and make other distributions;

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  make investments and other restricted payments;

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  make acquisitions;

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  merge, consolidate or transfer all or substantially all of our assets;

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  enter into sale and leaseback transactions;

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  create liens;

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  sell assets or stock of our subsidiaries; and

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  enter into transactions with affiliates.

As a result of these restrictions, management's ability to operate Sinclair's business after the closing of the transaction may be limited, and Sinclair may be unable to compete effectively, pursue acquisitions or take advantage of new business opportunities, any of which may harm Sinclair's business. If Sinclair after the closing of the transaction fails to comply with the restrictions in present or future financing agreements, a default may occur. A default may allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default may also allow creditors to foreclose on any collateral securing such debt.

Sinclair and Tribune may be required to divest television stations in certain markets in order to obtain approvals and consents from governmental authorities and will not be able to realize the full benefit of the divested assets.

        Sinclair's and Tribune's obligations to complete the transaction are subject to obtaining receipt of the FCC consent and the expiration or termination of the waiting period under the HSR Act. Sinclair and Tribune both own television stations in certain television markets across the United States.

        Under the merger agreement, Sinclair and Tribune each agreed, subject to the terms of the merger agreement, to use its reasonable best efforts, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the merger and the other transactions contemplated by the merger agreement as promptly as reasonably practicable.

        Sinclair also agreed, subject to the terms of the merger agreement, to use reasonable best efforts to take all actions to avoid or eliminate any impediment that may be asserted by a governmental authority with respect to the transactions so as to enable the closing to occur as soon as reasonably practicable, including taking certain actions, each referred to as an "approval action," to obtain regulatory approval.

        In that connection, Sinclair agreed to divest one or more television stations in the overlap markets as necessary to comply with the FCC duopoly rule or to obtain clearance under the HSR Act, in each case as required by the applicable governmental authority in order to obtain approval of and consummate the transactions. Sinclair is required to designate either a Tribune station or Tribune stations or a Sinclair station or Sinclair stations for divestiture in each market, as required by and subject to approval by the relevant governmental authority. Sinclair has also agreed to designate, at its option, certain additional Tribune stations or Sinclair stations for divestiture and to divest such stations in order to comply with the FCC national cap, as required by the FCC in order to obtain approval of and consummate the transactions.

        The number of stations that the regulatory authorities may require be divested cannot be predicted. If stations are divested or divested on unfavorable terms, Sinclair will not be able to realize the full benefit of the divested assets.

Failure to complete the transaction may negatively impact the share price and the future business and financial results of each of Sinclair and Tribune.

        The merger agreement provides that either Sinclair or Tribune may terminate the merger agreement if the transaction is not consummated on or before May 8, 2018, subject to an automatic extension to August 8, 2018 in certain circumstances, if the only outstanding unfulfilled conditions relate to HSR approval or FCC approval. In addition, the merger agreement contains certain termination rights for both Tribune and Sinclair including, among others, by Tribune, in the event the Tribune board, prior to the special meeting, determines to enter into a definitive agreement with respect to a superior proposal for Tribune. Upon termination of the merger agreement under specific circumstances, Tribune would be required to pay Sinclair a termination fee not to exceed $135.5 million.

        If the transaction is not completed, the price of Sinclair Class A common stock and the price of the Tribune Class A common stock and the value of the Sinclair Class B common stock and Tribune Class B common stock may decline to the extent that the current market price or value reflects a market assumption that the transaction will be completed and that the related benefits will be realized, or a market perception that the transaction was not consummated due to an adverse change in the business of Sinclair or Tribune.

        If the transaction is not completed on a timely basis, Sinclair's and Tribune's ongoing businesses may be adversely affected. If the transaction is not completed at all, Sinclair and Tribune will be subject to a number of risks, including the following:

  •
  being required to pay costs and expenses relating to the transaction, such as legal, accounting, financial advisory and printing fees, whether or not the transaction is completed; and

  •
  time and resources committed by each company's management to matters relating to the transaction that could otherwise have been devoted to pursuing other beneficial opportunities.

Sinclair's results of operations and financial condition following the closing of the transaction may materially differ from the pro forma information presented in this proxy statement/prospectus.

        The pro forma financial information included in this proxy statement/prospectus is derived from the historical consolidated financial statements of Sinclair and Tribune, as well as from certain internal, unaudited financial information. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that Sinclair and Tribune believe are reasonable. However, this pro forma information may be materially different from what Sinclair's actual results of operations and financial condition would have been had the transaction occurred during the periods presented or what Sinclair's results of operations and financial position will be after the consummation of the transaction. In particular, the assumptions used in preparing the pro forma financial information may not be correct, expected synergies, which are not reflected in the pro forma information, may not be realized, and other factors may affect Sinclair's financial condition and results of operations following the closing of the transaction.

The integration of Sinclair and Tribune following the closing of the transaction will present challenges that may reduce the anticipated potential benefits of the transaction.

        Sinclair and Tribune will face challenges in consolidating functions and integrating the two companies' organizations, procedures and operations in a timely and efficient manner, as well as retaining key personnel. The integration of Sinclair and Tribune will be complex and time-consuming due to the locations of their corporate headquarters and the size and complexity of each company. The principal challenges will include the following, among others:

  •
  integrating Sinclair's and Tribune's existing businesses, including with respect to Sinclair's and Tribune's ongoing integration of previous acquisitions;

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  preserving significant business relationships;

  •
  integrating information systems and internal controls over accounting and financial reporting;

  •
  consolidating corporate and administrative functions;

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  conforming standards, controls, procedures and policies, business cultures and compensation structures between Sinclair and Tribune; and

  •
  retaining key employees.

        The management of Sinclair after the closing of the transaction will have to dedicate substantial effort to integrating the businesses of Sinclair and Tribune during the integration process. These efforts may divert management's focus and resources from Sinclair's business, corporate initiatives or strategic opportunities. If Sinclair after the closing of the transaction is unable to integrate Sinclair's and Tribune's organizations, procedures and operations in a timely and efficient manner, or at all, the anticipated benefits and cost savings of the transaction may not be realized fully, or at all, or may take longer to realize than expected, and the value of Sinclair's common stock may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transaction, as well as any delays encountered in the integration process, may also have an adverse effect upon the revenues, level of expenses and operating results of Sinclair after the closing of the transaction.

Sinclair and Tribune will incur significant transaction and merger-related integration costs in connection with the transaction.

        Sinclair and Tribune expect to pay significant transaction costs in connection with the transaction. These transaction costs include legal, accounting and financial advisory fees and expenses, expenses associated with the new indebtedness that will be incurred in connection with the transaction, SEC filing fees, printing expenses, mailing expenses and other related charges. A portion of the transaction costs will be incurred regardless of whether the transaction is consummated.

        In accordance with the merger agreement, Sinclair and Tribune will each generally pay their own costs and expenses in connection with the transaction, except that each is obligated to pay 50% of the FCC and HSR Act filing fees relating to the transaction, whether or not the transaction is consummated, and Tribune must pay Sinclair's expenses, in an amount not to exceed $10 million if Sinclair or Tribune terminates the merger agreement due to a failure to approve the merger proposal at the special meeting. Sinclair after the closing of the transaction may also incur costs associated with integrating the operations of the two companies, and these costs may be significant and may have an adverse effect on Sinclair's future operating results if the anticipated cost savings from the transaction are not achieved. Although Sinclair and Tribune expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, should allow Sinclair to offset these incremental expenses over time, the net benefit may not be achieved in the near term, or at all.

While the transaction is pending, Sinclair and Tribune will be subject to business uncertainties, as well as contractual restrictions under the merger agreement that may have an adverse effect on the businesses of Sinclair and Tribune.

        Uncertainty about the effect of the transaction on Sinclair's and Tribune's employees and business relationships may have an adverse effect on Sinclair and Tribune and, consequently, on Sinclair following the closing of the transaction. These uncertainties may impair each of Sinclair's and Tribune's ability to retain and motivate key personnel until and after the closing of the transaction and may cause third parties who deal with Sinclair and Tribune to seek to change existing business relationships with Sinclair and Tribune. If key employees depart or if third parties seek to change business relationships with Sinclair and Tribune, Sinclair's business following the closing of the transaction may be adversely affected.

        In addition, the merger agreement restricts Sinclair and Tribune, without the other party's consent, from making certain acquisitions and taking other specified actions until the transaction closes or the merger agreement terminates. These restrictions may prevent Sinclair and Tribune from pursuing otherwise attractive business opportunities that may arise prior to the closing of the transaction or termination of the merger agreement, and from making other changes during that interim period to the businesses of Sinclair and Tribune.

Uncertainty regarding the merger could cause business partners, customers and other counterparties to delay or defer decisions concerning Sinclair and Tribune that could adversely affect each company.

        The merger will occur only if stated conditions are met, many of which are outside the control of Sinclair and Tribune. In addition, both parties have rights to terminate the merger agreement under specified circumstances. Accordingly, there may be uncertainty regarding the consummation of the merger. This uncertainty may cause business partners, customers and other counterparties to delay or defer decisions concerning Sinclair's and Tribune's businesses, which could negatively affect their respective businesses, results of operations and financial conditions. Business partners, customers and other counterparties may also seek to change existing agreements with Sinclair or Tribune as a result of the merger. Any delay or deferral of those decisions or changes in agreements with Sinclair or Tribune could adversely affect the respective businesses, results of operations and financial conditions of Sinclair and Tribune, regardless of whether the merger is ultimately completed.

Tribune may not be able to obtain consent to transfer any contracts that are terminable upon the closing of the transaction.

        Sinclair's and Tribune's obligation to consummate the transaction is not subject to obtaining consent to the transfer of any contracts of Tribune that contain provisions allowing the counterparty to terminate the contract or renegotiate the contract upon the closing of the transaction, including Tribune's network affiliation agreements. Under the merger agreement, Tribune is obligated to use its reasonable best efforts to preserve intact in all material respects its current business organization, ongoing business and significant relationships with third parties. The parties cannot be sure that Tribune will get consent to transfer any of its contracts, including its network affiliation agreements, that may be terminable upon the closing of the transaction and the counterparties may also seek to change existing agreements with Tribune as a result of the transaction. Failure to obtain consent to transfer Tribune's contracts, particularly its network affiliation agreements, or entering into new contracts with less favorable terms for Tribune, could adversely affect the business, results of operations and financial conditions of Sinclair after the closing of the transaction.

The merger could trigger provisions contained in Tribune's agreements with third parties that could permit such parties to terminate those agreements.

        Tribune may be a party to agreements that permit a counterparty to terminate an agreement or receive payments because the merger would cause a default or violate an anti-assignment, change of control or similar clause in such agreement. If this happens, Tribune may have to seek a consent from the counterparty, seek to replace the agreement with a new agreement or make additional payments under such agreement. However, Tribune may be unable to obtain the consent from the counterparty or replace a terminated agreement on comparable terms or at all. Depending on the importance of such agreement to Tribune's business, the failure to obtain consent from the counterparty or replace a terminated agreement on similar terms or at all, and the requirements to pay additional amounts, may increase the costs to Sinclair of operating Tribune's business or prevent Sinclair from operating Tribune's business.

Some of Tribune's directors and executive officers may have interests in the transaction that are different from your interests as a Tribune shareholder.

        When considering the recommendation of the Tribune board that the Tribune shareholders adopt the merger agreement, Tribune shareholders should be aware that the directors and executive officers of Tribune have interests that may be different from or in addition to the interests of the Tribune shareholders generally. These interests include the treatment in the transaction of Tribune equity compensation awards, the employment agreements, retention awards, and certain other rights held by Tribune's directors and executive officers, and the indemnification of former Tribune directors and executive officers. See "Transaction Summary—Interests of Tribune's Directors and Executive Officers in the Merger" beginning on page 109.

The Sinclair Class A common stock to be received by Tribune shareholders upon the closing of the transaction will have different rights from shares of Tribune common stock.

        Upon the closing of the transaction, Tribune shareholders will no longer be shareholders of Tribune, but will instead become Sinclair shareholders and their rights as Sinclair shareholders will be governed by Maryland law and the terms of Sinclair's articles of incorporation and bylaws. Maryland law and the terms of Sinclair's articles of incorporation and bylaws are in some respects materially different than Delaware law and the terms of Tribune's certificate of incorporation and bylaws. See "Comparison of Shareholder Rights" beginning on page 175 of this proxy statement/prospectus for a discussion of the different rights associated with Tribune common stock and Sinclair Class A common stock.

After the transaction, Tribune shareholders will have a significantly lower ownership and voting interest in Sinclair than they currently have in Tribune and will exercise less influence over management.

        Based on the number of shares of Sinclair Class A common stock expected to be issued to the Tribune shareholders in the merger, and the number of shares of Sinclair Class A common stock outstanding as of May 8, 2017, it is expected that, immediately after the completion of the transaction, former Tribune shareholders will own (i) approximately 5.8% of the voting power of the Sinclair Class A common stock and Sinclair Class B common stock in circumstances in which the holders of Sinclair Class B common stock are entitled to ten votes per share and (ii) approximately 16.8% of the voting power of the Sinclair Class A common stock and Sinclair Class B common stock in circumstances in which the holders of the Sinclair Class B common are entitled to one vote per share. Consequently, former Tribune shareholders will have less influence over the management and policies of Sinclair than they currently have over Tribune. In August 2017, Sinclair repurchased approximately 997,300 shares of Sinclair Class A common stock under its existing share repurchase program. If Sinclair repurchases additional shares of Sinclair Class A common stock prior to the closing of the transaction, the percentages that the pre-transaction Tribune shareholders and Sinclair shareholders will own of Sinclair's common stock immediately following the closing of the transaction will correspondingly adjust.

Sinclair cannot assure you that it will be able to continue paying dividends at the current rate.

        Sinclair plans to continue its current dividend practices following the transaction. However, based on the number of shares of Sinclair Class A common stock proposed to be registered in this proxy statement/prospectus, Sinclair would issue approximately 20.1 million shares of Sinclair Class A common stock in connection with the merger. Continuing Sinclair's current dividend practices following the transaction will require additional cash to pay such dividends, which it may not have. For this and other reasons generally affecting the ability of Sinclair to pay dividends, you should be aware that Sinclair shareholders may not receive the same dividends following the transactions. In addition, as former Tribune shareholders will become subject to Sinclair's dividend policy, they may not receive dividends for shares of Sinclair common stock in amounts equal to the dividends they had previously received for shares of Tribune common stock. Shareholders should also be aware that they have no contractual or other legal right to dividends that have not been declared.

Risk Factors Relating to Sinclair after the Transaction

        Following the completion of the transaction, Sinclair will continue to be, subject to the risks described in Part I, Item 1A in Sinclair's Annual Report on Form 10-K for the fiscal year ended December 31, 2016. See the section entitled "Where You Can Find More Information" beginning on page 187 of this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus and the documents that are incorporated into this proxy statement/prospectus by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements." You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "should," "could," "would," "predicts," "future," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "aim," "seek," "forecast" and other similar words. These include, but are not limited to, statements relating to the strategy of Sinclair after the closing of the transaction, the synergies and the benefits that are expected to be achieved as a result of the merger, including future financial and operating results, Sinclair's plans after the closing of the transaction, objectives, expectations and intentions, Sinclair's and Tribune's projections and other prospective financial information, as well as other statements that are not historical facts. These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events including the operations of Sinclair after the closing of the transaction and are subject to risks, uncertainties and other factors. Many of those factors are outside the control of Sinclair and Tribune, and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described under "Risk Factors" beginning on page 35, those factors include:

  •
  those identified and disclosed in public filings with the SEC made by Sinclair and Tribune;

  •
  uncertainties as to the timing of the closing of the transaction;

  •
  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination under circumstances that could require Tribune to pay a termination fee to Sinclair;

  •
  the inability to complete the transaction due to the failure to obtain the requisite shareholder approval or the failure to satisfy (or to have waived) other conditions to closing of the transaction, including receipt of required regulatory approvals or, if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the transaction, result in a material delay in, or the abandonment of, the transaction or otherwise have an adverse effect on Sinclair or Tribune;

  •
  risks that the transaction disrupts current plans and operations of Sinclair and Tribune, and the potential difficulties in retention of key personnel and other employees as a result of the transaction;

  •
  the outcome of any legal proceedings that may be instituted against Sinclair, Tribune and/or others relating to the merger agreement;

  •
  diversion of each of Sinclair's and Tribune's management's attention from ongoing business concerns;

  •
  the effect of the announcement of the transaction on each of Sinclair's and Tribune's business relationships, operating results and business generally;

  •
  the amount of the costs, fees, expenses and charges related to the transaction, including any possible unexpected costs resulting therefrom;

  •
  risks that the respective businesses of Sinclair and Tribune will have been adversely impacted during the pendency of the transaction;

  •
  the effects of disruption from the transaction making it more difficult to maintain business relationships;

  •
  risks that any shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability;

  •
  the risk that competing offers may be made for either Tribune or Sinclair;

  •
  the ability to integrate Sinclair and Tribune businesses successfully (including achievement of expected synergies) and to avoid problems which may result in Sinclair after the closing of the transaction not operating as effectively and efficiently as expected;

  •
  risks that expected synergies, operational efficiencies and cost savings from the transaction and from the planned refinancing may not be fully realized or realized within the expected time frame;

  •
  significant changes in the business environment in which Sinclair and Tribune operate, including as a result of further consolidation in the television broadcast industry;

  •
  the effects of future regulatory or legislative actions on Sinclair and Tribune, including any future regulatory actions and conditions in the television stations' operating areas and the effects of governmental regulation of broadcasting;

  •
  the impact of the issuance of common stock of Sinclair as consideration in connection with the transaction on the current holders of Sinclair Class A common stock, including dilution of their ownership and voting interests;

  •
  the actual resulting credit ratings of Sinclair, Tribune or their respective subsidiaries;

  •
  conduct and changing circumstances related to third-party relationships on which Sinclair and Tribune rely for their respective businesses;

  •
  the impact of changes in national and regional economies;

  •
  pricing fluctuations in local and national advertising;

  •
  competition from others in the broadcast television markets;

  •
  volatility in programming costs;

  •
  industry consolidation;

  •
  technological developments;

  •
  market risks from fluctuations in interest rates;

  •
  events that are outside of the control of Sinclair and Tribune, such as political unrest in international markets, terrorist attacks, malicious human attacks, natural disasters, pandemics and other similar events; and

  •
  other economic, business, regulatory and/or competitive factors affecting Sinclair's and Tribune's businesses generally.

The areas of risk and uncertainty described above should be considered in connection with any written or oral forward-looking statements that may be made after the date of this proxy statement/prospectus by Sinclair or Tribune or anyone acting for any or all of them. Except for their ongoing obligations to disclose material information under the U.S. federal securities laws, neither Sinclair nor Tribune undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this proxy statement/prospectus or to report the occurrence of unanticipated events.

        For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, see the note regarding forward-looking statements in

Sinclair's Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC and incorporated by reference in this proxy statement/prospectus, and the special note regarding forward-looking statements in Tribune's Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC and incorporated by reference in this proxy statement/prospectus. See "Incorporation of Certain Documents by Reference" beginning on page 185 and "Where You Can Find More Information" beginning on page 187.

        Sinclair and Tribune also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Neither Sinclair nor Tribune undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect actual outcomes.

SPECIAL MEETING AND PROPOSALS

Date, Time and Place

        The special meeting is scheduled to be held at 9:00 a.m., local time, on October 19, 2017 at the Omni Hotel, located at 251 South Olive Street, Los Angeles, California 90012.

Purpose of the Special Meeting

        At the special meeting, Tribune shareholders will be asked:

  •
  to consider and vote on the merger proposal;

  •
  to consider and vote, on an advisory basis, on the compensation proposal; and

  •
  to consider and vote on the adjournment proposal.

Pursuant to the voting agreement, the Oaktree shareholders, who collectively hold approximately 16.3% of the Tribune Class A common stock as of the record date, have agreed to vote their shares in favor of the merger proposal. For additional information regarding the voting agreement, see "The Agreements—Description of the Voting and Support Agreement" beginning on page 152.

Recommendation of the Tribune Board

        After careful consideration, the Tribune board, on May 7, 2017, unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Tribune and the Tribune shareholders, and further resolved that it is recommended to the Tribune shareholders that they adopt the merger agreement and approve a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Tribune's named executive officers in connection with the merger pursuant to already existing contractual obligations of Tribune and to approve any motion to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies, if there are not sufficient votes to approve the merger proposal.

        The Tribune board unanimously recommends that you vote "FOR" each of the merger proposal, the compensation proposal and the adjournment proposal.

Record Date; Shareholders Entitled to Vote

        Only holders of record of shares of Tribune common stock as of the record date will be entitled to notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Holders of Tribune Class A common stock will be entitled to vote on the merger proposal, the compensation proposal and the adjournment proposal. Holders of Tribune Class B common stock will be entitled to vote only on the merger proposal. A list of Tribune shareholders of record entitled to vote at the special meeting will be available at the executive offices of Tribune at 435 North Michigan Avenue, Chicago, Illinois 60611 at least ten days prior to the special meeting and will also be available for inspection at the special meeting by any Tribune shareholder for purposes germane to the meeting.

        As of the record date, there were a total of 87,282,099 and 5,605 shares of Tribune Class A common stock and Tribune Class B common stock outstanding, respectively. As of the record date, less than 1% of the outstanding shares of Tribune Class A common stock and total Tribune common stock were held by Tribune directors and executive officers and their affiliates. We currently expect that Tribune's directors and executive officers will vote their shares of Tribune common stock in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Quorum

        A quorum is necessary to transact business at the special meeting. A quorum for action on any subject matter at any special meeting will exist when the holders of record of a majority of the shares of Tribune common stock entitled to vote at the special meeting are present in person or by proxy, provided that if a separate class vote is required with respect to any matter, the holders of a majority of the outstanding shares of such class, present in person or represented by proxy, shall constitute a quorum of such class. Shares of Tribune common stock represented at the special meeting but not voted, including shares of Tribune common stock for which a shareholder directs an "abstention" from voting, will be counted as present for purposes of establishing a quorum. Broker non-votes (shares of Tribune common stock held by banks, brokerage firms or nominees that are present in person or by proxy at the special meeting but with respect to which the broker or other Tribune shareholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal), if any, will not be counted as present for purposes of establishing a quorum. Shares of Tribune common stock held in treasury will not be included in the calculation of the number of shares of Tribune common stock represented at the special meeting for purposes of determining whether a quorum is present.

Required Vote

        Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Tribune common stock, voting as a single class, present in person or represented by proxy at the special meeting and entitled to vote on the merger proposal. Approval of the compensation proposal requires the affirmative vote of at least a majority of the outstanding shares of Tribune Class A common stock present in person or represented by proxy at the special meeting and entitled to vote on the compensation proposal. Approval of the adjournment proposal requires the affirmative vote of at least a majority of the outstanding shares of Tribune Class A common stock present in person or represented by proxy at the special meeting and entitled to vote on the adjournment proposal.

Failure to Vote, Broker Non-Votes and Abstentions

        If you are a Tribune shareholder entitled to vote and fail to vote or fail to instruct your broker or nominee to vote, it will have the effect of a vote against the merger proposal and will have no effect on the compensation proposal or the adjournment proposal, assuming a quorum is present. If you are a Tribune shareholder and you mark your proxy or voting instructions to abstain, it will have the effect of voting against the merger proposal and, to the extent you are a holder of Tribune Class A common stock, the compensation proposal and the adjournment proposal.

Voting at the Special Meeting

        If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares of Tribune common stock are held in "street name," and you wish to vote at the special meeting, you must bring to the special meeting a "legal proxy" executed in your favor from the record holder (your broker, bank, trust company or other nominee) of the shares of Tribune common stock authorizing you to vote at the special meeting.

        In addition, you may be asked to present valid photo identification, such as a driver's license or passport, before being admitted to the special meeting. If you hold your shares of Tribune common stock in "street name," you also may be asked to present proof of ownership as of the record date to be admitted to the special meeting. A brokerage statement or letter from your broker, bank, trust company or other nominee proving ownership of the shares of Tribune common stock on the record date are examples of proof of ownership. Tribune shareholders will not be allowed to use cameras, recording devices and other similar electronic devices at the special meeting.

Voting by Proxy

        A proxy card is enclosed for your use. Tribune requests that you mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Tribune common stock represented by it will be voted at the special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

        If a properly executed proxy is returned without an indication as to how the shares of Tribune common stock represented are to be voted with regard to a particular proposal, the Tribune common stock represented by the proxy will be voted in favor of the merger proposal. However, if you are a holder of Tribune Class A common stock and you return a properly executed proxy without an indication as to how the shares of Tribune Class A common stock are to be voted with regard to the compensation proposal or the adjournment proposal, the shares of Tribune Class A common stock represented by your proxy will not be voted in favor of the compensation proposal or the adjournment proposal. If you are a beneficial owner, your broker, bank or other nominee will vote your shares on each of the merger proposal, the compensation proposal and the adjournment proposal only if you return a properly executed proxy with an indication as to how the shares of Tribune common stock represented are to be voted with regard to a particular proposal.

        At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in the notice of the special meeting. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

        Your vote is important. Accordingly, please mark, sign, date and return the enclosed proxy card whether or not you plan to attend the special meeting in person.

How Proxies Are Counted

        All shares of Tribune common stock entitled to vote and represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the Tribune shareholder giving those proxies. Properly executed proxies that do not contain voting instructions with respect to the merger proposal and, to the extent you are a holder of Tribune Class A common stock, the compensation proposal or the adjournment proposal will be voted "FOR" each such proposal.

Shares Held in "Street Name"

        If you hold shares of Tribune common stock through a broker or other nominee, you may instruct your broker or other nominee to vote your shares of Tribune common stock by following the instructions that the broker or nominee provides to you with these materials. Most brokers offer the ability for Tribune shareholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet. If you do not provide voting instructions to your broker, your shares of Tribune common stock will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is called a broker non-vote. In these cases, broker non-votes will not be counted as present for purposes of establishing a quorum. With respect to the merger proposal, a broker non-vote will have the effect of a vote against the proposal. With respect to the compensation proposal and the adjournment proposal, a broker non-vote will have no effect on such proposals. If you hold shares of Tribune common stock through a broker or other nominee and wish to vote your shares of Tribune common stock in person at the special meeting, you must obtain a legal proxy from your broker or nominee and present it to the inspector of election with your ballot when you vote at the special meeting.

Revocation of Proxies and Changes to a Tribune Shareholder's Vote

        If you are the record holder of Tribune common stock, you may change your vote at any time before your proxy is voted at the special meeting. You may do this in one of four ways:

  •
  by sending a notice of revocation to the Tribune Corporate Secretary bearing a later date than your original proxy card and mailing it so that it is received prior to the special meeting;

  •
  by sending a completed proxy card to the Tribune Corporate Secretary bearing a later date than your original proxy card and mailing it so that it is received prior to the special meeting;

  •
  by logging on to the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

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  by attending the special meeting and voting in person.

        Your attendance alone will not revoke any proxy.

        Written notices of revocation and other communications about revoking proxies should be addressed to:

Tribune Media Company
435 North Michigan Avenue
Chicago, Illinois 60611
Attn: Edward Lazarus, Corporate Secretary

        If your shares of Tribune common stock are held in "street name," you should follow the instructions of your broker regarding the revocation of proxies.

        Once voting on a particular matter is completed at the special meeting, a Tribune shareholder will not be able to revoke its proxy or change its vote as to that matter.

        All shares of Tribune common stock entitled to vote and represented by valid proxies that Tribune receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If a Tribune shareholder makes no specifications on its proxy card as to how it wants its shares of Tribune common stock voted before signing and returning it, such proxy will be voted "FOR" the merger proposal and, to the extent you are a holder of Tribune Class A common stock, "FOR" the compensation proposal and "FOR" the adjournment proposal.

Tabulation of Votes

        The Tribune board has appointed Christel Pauli, Esq. of American Election Services, LLC to serve as the inspector of election for the special meeting. The inspector of election will, among other matters, determine the number of shares of Tribune common stock represented at the special meeting to confirm the existence of a quorum for each proposal, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the Tribune shareholders.

Solicitation of Proxies

        Tribune will bear the entire cost of soliciting proxies from its shareholders. In addition to the solicitation of proxies by mail, Tribune will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Tribune common stock and secure their voting instructions, if necessary. Tribune will reimburse the record holders for their reasonable expenses in taking those actions.

        Tribune has also made arrangements with Innisfree to assist in soliciting proxies and in communicating with Tribune shareholders and estimates that it will pay them a fee of approximately $25,000 plus reasonable out-of-pocket fees and expenses for these services. If necessary, Tribune may also use several of its regular employees, who will not be specially compensated, to solicit proxies from Tribune shareholders, either personally or by telephone, the Internet, facsimile or letter.

Adjournments

        If a quorum is not present or represented, the special meeting may be adjourned from time to time by the chairman of the meeting or by the affirmative vote of a majority of Tribune shareholders entitled to cast votes at the special meeting present, in person or represented by proxy, at the special meeting, until a quorum is present. If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the merger proposal, then the Tribune shareholders may be asked to vote on the adjournment proposal. No notices of an adjourned meeting need to be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days or the Tribune board sets a new record date for such meeting, in which case a written notice of the place, date and time of the adjourned meeting will be given to each Tribune shareholder of record entitled to vote at the meeting. At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact Innisfree, the proxy solicitation agent for Tribune, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or call toll-free at (888) 750-5834.

Merger Proposal

        As discussed throughout this proxy statement/prospectus, Tribune is asking its shareholders to approve the merger proposal. Tribune shareholders should read carefully this proxy statement/prospectus in its entirety, including the Annexes, for more detailed information concerning the merger agreement and the merger. In particular, Tribune shareholders are directed to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein.

        Tribune shareholder approval of the merger proposal is required to complete the merger. If the merger proposal is not approved by the holders of the requisite number of shares of Tribune common stock, then the transaction will not occur. Assuming a quorum is present, approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Tribune common stock, voting as single class, present, in person or represented by proxy and entitled to vote on the proposal. As such, abstentions and broker non-votes will have the effect of a vote against the proposal.

        THE TRIBUNE BOARD UNANIMOUSLY RECOMMENDS THAT TRIBUNE SHAREHOLDERS VOTE "FOR" THE MERGER PROPOSAL.

Compensation Proposal

        Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Securities Exchange Act of 1934, which we refer to as the "Exchange Act," Tribune is seeking Tribune shareholder approval of a non-binding advisory proposal to approve the compensation of Tribune's named executive officers that is based on or otherwise relates to the merger as disclosed in "Transaction Summary—Interests of Tribune's Directors and Executive Officers in the Merger" on page 109. The non-binding advisory proposal gives Tribune shareholders the opportunity to express their views on the merger-related compensation of Tribune's named executive officers.

        Accordingly, Tribune is requesting that its shareholders adopt the following resolution, on a non-binding advisory basis:

        "RESOLVED, that the compensation that may be paid or become payable to Tribune's named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in 'Transaction Summary—Interests of Tribune's Directors and Executive Officers in the Merger,' are hereby APPROVED."

        The vote regarding this non-binding advisory proposal on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, Tribune's shareholders may vote to approve the merger proposal and vote not to approve the compensation proposal and vice versa. Because the vote regarding the compensation proposal is advisory only, it will not be binding on either Tribune or, following completion of the merger, Sinclair. Accordingly, if the merger is approved and completed, the Tribune named executive officers will be eligible to receive the various merger-related compensation that may become payable in connection with the completion of the merger, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding advisory vote at the special meeting.

        Assuming a quorum is present, approval of the compensation proposal requires the affirmative vote of holders of a majority of the outstanding shares of Tribune Class A common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal. As such, abstentions will have the effect of a vote against the proposal and broker non-votes will have no effect on the outcome of the vote.

        THE TRIBUNE BOARD UNANIMOUSLY RECOMMENDS THAT TRIBUNE CLASS A COMMON STOCK SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE, ON A NON-BINDING ADVISORY BASIS, SPECIFIC COMPENSATORY ARRANGEMENTS BETWEEN TRIBUNE AND ITS NAMED EXECUTIVE OFFICERS RELATING TO THE MERGER.

Adjournment Proposal

        The special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies to obtain additional votes in favor of the merger proposal.

        If, at the special meeting, the number of shares of Tribune Class A common stock present or represented and voting in favor of the merger proposal is insufficient to approve such proposal, Tribune intends to move to adjourn the special meeting in order to enable the Tribune board to solicit additional proxies for approval of the merger proposal.

        In the adjournment proposal, Tribune is asking the Tribune Class A common stock shareholders to authorize the holder of any proxy solicited by the Tribune board to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the special meeting to another time and place for the purpose of soliciting additional proxies. If the Tribune

Class A common stock shareholders approve the adjournment proposal, Tribune could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Tribune shareholders who have previously voted.

        Assuming a quorum is present, approval of the adjournment proposal requires the affirmative vote of holders of a majority of the outstanding shares of Tribune Class A common stock, present in person or represented by proxy, at the special meeting and entitled to vote on the proposal. As such, abstentions will have the effect of a vote against the proposal and broker non-votes will have no effect on the outcome of the vote.

        THE TRIBUNE BOARD UNANIMOUSLY RECOMMENDS THAT TRIBUNE CLASS A COMMON STOCK SHAREHOLDERS VOTE "FOR" THE ADJOURNMENT PROPOSAL.

TRANSACTION SUMMARY

Parties to the Transaction

Sinclair Broadcast Group, Inc.

        Sinclair Broadcast Group, Inc., a Maryland corporation that was founded in 1986 and became a public corporation in 1995, is a diversified television broadcast company with national reach with a strong focus on providing high-quality content on its local television stations and digital platforms. As of June 30, 2017, Sinclair's broadcast distribution platform was a single reportable segment for accounting purposes, consisting primarily of its broadcast television stations, which Sinclair owns, and provides programming and operating services pursuant to LMAs, and also provides sales services and other non-programming operating services pursuant to other outsourcing agreements (such as JSAs and SSAs) to 173 stations in 81 markets. These stations broadcast 514 channels, including 220 channels affiliated with primary networks or program service providers comprised of: FOX (54), ABC (36), CBS (30), NBC (22), CW (43), and MyNetworkTV (MNT) (35). The other 294 channels broadcast programming from Antenna TV, Azteca, Bounce Network, COMET, Decades, Estrella TV, Get TV, Grit, Me TV, TBD, Telemundo, This TV, News & Weather, Univision, Zuus Country, and two channels broadcast independent programming.

        The content, distributed through Sinclair's broadcast platform, consists of programming provided by third-party networks and syndicators, local news, Sinclair's own networks, and other original programming produced by Sinclair. Sinclair also distributes its own original programming, and owned and operated networks, on other third-party platforms. Additionally, Sinclair owns digital and internet media products that are complementary to Sinclair's extensive portfolio of television station related digital properties. Sinclair focuses on offering marketing solutions to advertisers through its television and digital platforms and digital agency services. Outside of Sinclair's media related businesses, Sinclair operates technical services companies focused on supply and maintenance of broadcast transmission systems as well as research and development for the advancement of broadcast technology, and Sinclair manages other non-media related investments. Sinclair Class A common stock is listed on the NASDAQ under the symbol "SBGI." Sinclair's principal executive office is located at 10706 Beaver Dam Road, Hunt Valley, MD 21030 (telephone number: (410) 568-1500).

        This proxy statement/prospectus incorporates important business and financial information about Sinclair from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference, see "Where You Can Find More Information" beginning on page 187 of this proxy statement/prospectus and "Incorporation of Certain Documents by Reference" beginning on page 185 of this proxy statement/prospectus.

Tribune Media Company

        Tribune Media Company, a Delaware corporation, was founded in 1847 as a newspaper publisher and incorporated in Delaware in 1968. Tribune is a diversified media and entertainment business comprised of 42 television stations, that are either owned by Tribune or others, but to which Tribune provides certain services, along with a national general entertainment cable network, a radio station, a production studio, a portfolio of real estate assets and investments in a variety of media, websites and other related assets.

        Tribune is one of the largest independent station owner groups in the United States based on household reach, and owns or operates local television stations in each of the nation's top five markets and seven of the top ten markets by population. Tribune has network affiliations with all of the major over-the-air networks, including ABC, CBS, FOX, NBC and the CW. Tribune provides "must-see" programming, including the NFL and other live sports, on many of its stations and local news to approximately 50 million U.S. households in the aggregate, as measured by Nielsen Media Research, representing approximately 44% of all U.S. households. In addition, Tribune owns a national general entertainment cable network, WGNA, which is available in approximately 80 million households nationally, as estimated by Nielsen Media Research. WGNA provides Tribune with a platform for launching original programming and exclusive syndicated content.

        Tribune also holds a variety of investments in cable and digital assets, including equity investments in TVFN and CareerBuilder. On July 31, 2017, Tribune, together with the other owners of CareerBuilder, completed the sale of a majority stake in CareerBuilder to an investor group led by investment funds managed by affiliates of Apollo Global Management, LLC and the Ontario Teachers' Pension Plan Board. Tribune received cash of $158 million, which included an excess cash distribution of $16 million. Subsequent to the sale, Tribune's ownership in CareerBuilder declined to approximately 7%, on a fully diluted basis.

        As a result of severe declines in advertising and circulation revenues leading up to and during the recession that followed the global financial crisis of 2007-2008, as well as the general deterioration of the publishing and broadcasting industries during such time, Tribune faced significant constraints on its liquidity, including its ability to service its indebtedness. Due to these factors, in December 2008 Tribune filed for protection under the Bankruptcy Code in the Bankruptcy Court. From December 2008 through December 2012, Tribune operated its businesses under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In April 2012, Tribune filed its final plan of reorganization and in July 2012, the Bankruptcy Court issued an order confirming Tribune's plan of reorganization, and Tribune emerged from bankruptcy on December 31, 2012. In August 2014, Tribune completed the spin-off of its publishing business into a separate company.

        Tribune Class A common stock is listed on the NYSE under the trading symbol "TRCO." Tribune's principal executive office is located at 435 North Michigan Avenue, Chicago, Illinois 60611 (telephone number: (646) 563-8296).

        This proxy statement/prospectus incorporates important business and financial information about Tribune from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference, see "Where You Can Find More Information" beginning on page 187 of this proxy statement/prospectus and "Incorporation of Certain Documents by Reference" beginning on page 185 of this proxy statement/prospectus.

Samson Merger Sub Inc.

        Samson Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Sinclair, was formed solely for the purpose of consummating the merger of Merger Sub with and into Tribune, as provided for in the merger agreement. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

        Samson Merger Sub Inc.'s office is located at 10706 Beaver Dam Road, Hunt Valley, MD 21030 (telephone number: (410) 568-1500).

Description of the Transaction

        The following is a description of certain material aspects of the transaction. This description may not contain all of the information that may be important to you. The discussion of the transaction in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A and the voting agreement, which is attached to this proxy statement/prospectus as Annex B. We encourage you to read carefully this entire proxy statement/prospectus, including the Annexes to, and the documents incorporated by reference in, this proxy statement/prospectus and the exhibits to the registration statement to which this proxy statement/prospectus relates, for a more complete understanding of the transaction. This section is not intended to provide you with any factual information about Sinclair and Tribune. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Sinclair and Tribune make with the SEC, as described in "Where You Can Find More Information" beginning on page 187 and "Incorporation of Certain Documents by Reference" beginning on page 185. On May 8, 2017, Sinclair entered into a merger agreement with Tribune and Merger Sub, pursuant to which Merger Sub will merge with and into Tribune, as a result of which, Sinclair will acquire Tribune.

        It is anticipated that, upon the closing of the transaction, Sinclair shareholders will own approximately 83.2%, and the former Tribune shareholders will own approximately 16.8%, of Sinclair's outstanding shares. In August 2017, Sinclair repurchased approximately 997,300 shares of Sinclair Class A common stock under its existing share repurchase program. If Sinclair repurchases additional shares of Sinclair Class A common stock prior to the closing of the transaction, the percentages that the pre-transaction Tribune shareholders and Sinclair shareholders will own of Sinclair's common stock immediately following the closing of the transaction will correspondingly adjust. The current directors and executive officers of Sinclair are expected to remain unchanged. No vote of Sinclair shareholders is required in connection with the transaction.

Background of the Transaction

        The Tribune board and Tribune's senior management regularly review and assess Tribune's financial performance, prospects and competitive position, as well as strategies to enhance stockholder value. Following the completion of the spin-off of the Tribune publishing business, which we refer to as "tronc," in August 2014, the Tribune board continued to take steps with the aim of increasing stockholder value, announcing a $400 million stock repurchase program in October 2014 and completing the NYSE listing of Tribune common stock in December 2014. In March 2015, Tribune announced a special dividend of approximately $650 million and the adoption of a quarterly dividend program intended to return $1.00 per share to the Tribune shareholders each year. During 2015, Tribune embarked on a program to evaluate its real estate portfolio, including several important real estate holdings in Chicago and Los Angeles, which culminated in the sales of the company's Tribune Tower and Los Angeles Times Square properties in 2016, as well as multiple other properties.

        In late 2015 and early 2016, out of concern that the price of Tribune common stock may not have reflected the intrinsic value of Tribune's operating businesses and assets, the Tribune board continued to assess Tribune's mix of operating businesses, capital structure, investments and liquidity. At meetings of the Tribune board held on January 27, 2016 and February 24, 2016, the Tribune board and members of senior management met with representatives of several financial advisors and Tribune's outside counsel, Debevoise & Plimpton LLP, which we refer to as "Debevoise," to discuss the equity capital markets environment, the performance of Tribune common stock and preliminary strategies for unlocking additional value for the Tribune shareholders. These discussions led to Tribune's announcement on February 29, 2016 that the Tribune board had initiated a process to explore the full range of strategic and financial alternatives to enhance shareholder value, including the sale or separation of select lines of business or assets, strategic partnerships, programming alliances and return of capital initiatives. Tribune also announced that it had retained Moelis and Guggenheim Securities as its financial advisors, which we refer to together as the "Tribune Financial Advisors," to assist in this process. At the same time, Tribune announced a new $400 million stock repurchase program. At the February 24 meeting, the Tribune board had also formed a committee, which we refer to as the "Transaction Committee," consisting of directors Mr. Peter Murphy, then director Mr. Michael Kreger and then director and chief executive officer Mr. Peter Liguori, to work with the Tribune Financial Advisors on the strategic review.

        On April 12, 2016, the Tribune board held a meeting at which it was joined by representatives of the Tribune Financial Advisors and Debevoise to evaluate potential strategic alternatives for each of Tribune's businesses. Representatives of the Tribune Financial Advisors discussed with the Tribune board several frameworks for considering the intrinsic value of Tribune in comparison with its equity value. The representatives of the Tribune Financial Advisors then reviewed with the Tribune board potential strategies for maximizing value from Tribune's constituent parts, including Tribune's former digital and data business, which we refer to as "Gracenote," Tribune's TV broadcasting business, Tribune's interest in TV Food Network, which we refer to as "TVFN," Tribune's interest in CareerBuilder, and WGNA.

        On May 5, 2016, the Tribune board and senior management, together with representatives of the Tribune Financial Advisors and Debevoise, discussed the status of potential strategic alternatives, including the sale of Gracenote. After discussion, the Tribune board authorized the initiation of a formal process to explore a potential sale of Gracenote.

        On August 3, 2016, the Tribune board held a meeting at which representatives of the Tribune Financial Advisors and Debevoise were present. Representatives of the Tribune Financial Advisors and the Tribune board discussed the progress of the various strategic alternatives, including the Gracenote sales process, a potential TVFN spinoff, and strategic partnership or joint venture possibilities involving certain of Tribune's television stations. The Tribune board agreed that the Transaction Committee should continue to move forward with the Gracenote sale process and its work with the Tribune Financial Advisors to continue to evaluate the other initiatives.

        On September 22, 2016, the Tribune board held a meeting at which representatives of the Tribune Financial Advisors updated the Tribune board on the Gracenote sale process, including a discussion of the bids that had been received. The Tribune board and representatives of the Tribune Financial Advisors and Debevoise then discussed the next steps in the process and narrowed the field of bidders moving forward. Representatives of the Tribune Financial Advisors also reviewed for the Tribune board the status of potential strategic alternatives regarding Tribune's other assets, including Tribune's TVFN stake and its television station portfolio.

        In October 2016, Tribune entered into mutual confidentiality agreements with each of Sinclair and another party, which we refer to as "Bidder B," to permit the sharing of information in connection with evaluating partnership opportunities involving Tribune's television stations. On October 11, 2016, Mr. Kreger resigned as a member of the Tribune board and as a member of the Transaction Committee and Mr. Peter M. Kern was appointed as a member of the Tribune board and as a member of the Transaction Committee. On November 3, 2016, representatives of the Tribune Financial Advisors and Debevoise met with the Tribune board to discuss the status of strategic alternatives, including the Gracenote sale process, the potential TVFN spinoff and potential options regarding Tribune's television station portfolio.

        On November 29, 2016, management and representatives of the Tribune Financial Advisors and Debevoise reviewed for the Tribune board the key business and legal terms of the proposed sale of Gracenote, for which the Nielsen Company had emerged as the lead bidder. After a discussion of these terms, the Tribune board delegated to the Transaction Committee the authority to approve a transaction with Nielsen within specified parameters. On December 19, 2016, Mr. Edward P. Lazarus, General Counsel of Tribune, updated the Transaction Committee on the sale process for Gracenote and summarized certain terms of the transaction documents provided to the Transaction Committee in advance of the meeting. After discussion, the Transaction Committee approved the Gracenote sale. On December 19, 2016, Tribune entered into a definitive agreement to sell Gracenote to Nielsen for a purchase price of approximately $560 million. The majority of the proceeds from the Gracenote sale were used to repay existing debt. In December 2016, the Tribune board also approved a special dividend on Tribune common stock in the aggregate amount of approximately $499 million, funded from the proceeds of the real estate sales referred to above and other available cash, and this dividend was publicly announced on January 3, 2017.

        From October 2016 through January 2017, members of management and representatives of the Tribune Financial Advisors met periodically with representatives of Sinclair and Bidder B to discuss potential station swaps, partnerships, joint ventures and other strategic alliances involving Tribune's television stations.

        On December 1, 2016, members of management and representatives of the Tribune Financial Advisors met with Sinclair senior management, including Mr. Christopher S. Ripley, Sinclair's then chief financial officer (and as of January 1, 2017, Sinclair's current chief executive officer), Mr. Barry M. Faber, Sinclair's executive vice president and general counsel, Mr. Scott Shapiro, Sinclair's vice president of corporate development, and Mr. David B. Gibber, Sinclair's vice president/deputy general counsel, to discuss the Tribune business and a potential transaction involving Tribune and Sinclair television stations. Further discussions regarding Tribune's business and a potential television station transaction occurred on January 18, 2017 between members of Tribune management and representatives of the Tribune Financial Advisors and Sinclair senior management and Sinclair's financial advisor, J.P. Morgan Securities LLC.

        On December 5, 2016, members of management and representatives of the Tribune Financial Advisors met with senior management from Bidder B, including Bidder B's chief executive officer and chief financial officer, to discuss the Tribune business and a potential transaction involving Tribune's and Bidder B's television stations. On January 10, 2017, Mr. Liguori had dinner with Bidder B's chief executive officer and continued their discussions.

        The discussions with Sinclair and Bidder B did not lead to any definitive proposals or agreements regarding any such potential transactions. As a result of these discussions, however, each of Sinclair and Bidder B submitted indications to Tribune of their interest in a potential acquisition of the entire company. On January 18, 2017, Tribune received an initial indication of interest from Sinclair in acquiring Tribune at a value of $32.90 per share (comprised of (i) $25.50 per share in cash for Tribune's television broadcast business, WGNA and Tribune's interest in TVFN, and (ii) the after-tax proceeds from the realization of certain other assets of Tribune, including real estate and Tribune's interest in CareerBuilder, which would be distributed to the Tribune shareholders on a contingent basis (which Sinclair's proposal estimated to be worth $7.40 per share)). Two weeks later, on February 2, 2017, Bidder B submitted a preliminary indication of its interest in acquiring all outstanding Tribune common stock. The offer did not specify a specific purchase price, but indicated that Bidder B would offer cash and stock of Bidder B in the transaction at a valuation and on terms that were based on precedent transaction multiples in the broadcast sector and included a valuation analysis illustrating an acquisition for $33.32 to $34.77 per share with 14%-16% of the consideration in Bidder B stock and the remainder in cash.

        On January 24, 2017, the Tribune board held a meeting at which Mr. Liguori and Mr. Chandler Bigelow, Tribune's chief financial officer, reviewed for the Tribune board Tribune's 2016 financial results and presented to the Tribune board a preliminary budget and operating plan for 2017. Representatives of the Tribune Financial Advisors and management updated the Tribune board on the initial proposal received from Sinclair on January 18, 2017, as well as other preliminary expressions of interest from, and discussions with, certain other strategic parties, including Bidder B, and about the possibility of a whole company transaction. The representatives of the Tribune Financial Advisors also discussed with the Tribune board the potential interest of another strategic party, which we refer to as "Bidder C," in exploring the purchase of certain of Tribune's television stations. The representatives of the Tribune Financial Advisors, management and the Tribune board then discussed the impact that potential changes in the regulatory scheme for broadcast television could have on such transactions and the scope of the process the Tribune board might consider in connection with its exploration of a sale of all of Tribune and other strategic transactions, including next steps with the parties from whom proposals had been received and outreach to other potential counterparties. A representative of Debevoise was also present and discussed with the Tribune board the fiduciary duty considerations relevant to the Tribune board's decision of whether to explore a potential sale of Tribune. The Tribune board instructed the Transaction Committee to consider appropriate next steps in connection with a potential sale of the Company and commence work to explore such a transaction.

        At the January 24, 2017 Tribune board meeting, Mr. Liguori informed the Tribune board that, in light of Tribune's reorientation as a more focused cable and television broadcast company, he had decided to step down as chief executive officer of Tribune, effective as of Tribune's announcement of its 2016 fourth quarter and full year earnings. The Tribune board accepted Mr. Liguori's resignation and designated Mr. Kern to serve as interim chief executive officer as Tribune conducted a search for a successor to Mr. Liguori.

        In the months that followed, from time to time Mr. Kern spoke by telephone with interested parties to discuss the Tribune business and a potential transaction, including conversations with Mr. Ripley, the chief executive officer of Bidder B and the chief operating officer of Bidder C.

        On February 2, 2017, members of management and representatives of the Tribune Financial Advisors met with senior management from Bidder B, including Bidder B's chief executive officer and chief financial officer, to discuss the Tribune business and a potential transaction.

        On February 3, 2017, representatives of the Tribune Financial Advisors and Debevoise met with management and the Transaction Committee to discuss the indications of interest received from Sinclair, Bidder B and the potential interest of Bidder C, and the range of other potential counterparties from various industry sectors, as well as private equity firms, that the Tribune Financial Advisors could consider contacting to explore interest in a potential transaction. The Transaction Committee then instructed the Tribune Financial Advisors to reach out to such potential counterparties regarding a potential transaction.

        On February 14, 2017, members of management together with representatives of the Tribune Financial Advisors and Debevoise discussed with the Tribune board the status of discussions with various counterparties regarding a range of potential strategic transactions involving some or all of Tribune's assets. Mr. Kern reported that, as the Tribune board had instructed at its January 24 meeting, the Transaction Committee had met by telephone and in person, most recently on February 3, 2017, to discuss with the Tribune Financial Advisors and Debevoise the process for contacting additional strategic counterparties and private equity firms that might be interested in a transaction involving Tribune. At the February 14 meeting, representatives of the Tribune Financial Advisors reported to the Tribune board on the process then underway for reaching out to potentially interested parties and discussed with the Tribune board their views on the likelihood that various parties would participate in the process.

        At the February 14 meeting, management and representatives of the Tribune Financial Advisors reported on the follow up that had occurred with respect to the two parties that had previously submitted indications of interest, Sinclair and Bidder B. Mr. Kern reviewed with the Tribune board a comparison of the two indications of interest, including a comparison with Tribune's internal views on the values of certain of Tribune's assets and liabilities. Representatives of the Tribune Financial Advisors then responded to questions from members of the Tribune board and a general discussion followed regarding the next steps the Tribune Financial Advisors should take in the potential sale process.

        At the request of Mr. Lazarus, a representative of Debevoise discussed with the Tribune board the directors' fiduciary duties in connection with a potential sale of Tribune and responded to questions from members of the Tribune board regarding the process for the potential sale of Tribune. The Tribune board asked management to continue to work with Tribune's advisors on the sale process and to prepare a further analysis and valuation of certain transaction structures to be considered at the next Tribune board meeting.

        On February 20, 2017, Mr. Lazarus and Bidder B's chief executive officer had dinner during which a potential transaction was briefly discussed.

        On March 1, 2017, Reuters published an article reporting that Sinclair had approached Tribune and that the parties had held discussions. On this same day, and during the days the followed, several other publications also reported this story.

        On March 3, 2017, Sinclair and Bidder B were given access to a data room containing information about Tribune.

        On March 10, 2017, the Tribune board held a meeting at which management and the Tribune Financial Advisors discussed a range of strategic alternatives related to various assets and operations of Tribune, including Tribune's remaining real estate portfolio, its interest in TVFN and WGNA and the operation of Tribune's business on a stand-alone basis. At this meeting, Mr. Kern presented to the Tribune board a strategic, financial and feasibility analysis of various potential transaction structures for monetizing Tribune's TVFN interest, real estate assets, and WGNA, including by means of spin-offs, issuances of CVRs, tracking stocks and taxable sales. The Tribune board then discussed management's analysis in the context of the expressions of interest that had been received from Sinclair and Bidder B, both of whom had indicated they were potentially interested in a strategic transaction involving the entire Company. Mr. Kern also discussed with the Tribune board an updated "sum of the parts" analysis for Tribune.

        Mr. Kern and representatives of the Tribune Financial Advisors then updated the Tribune board on discussions with potential counterparties regarding a transaction for some or all of Tribune's assets, including Sinclair and Bidder B, and the progress made to date setting up a data room for the sale process and entering into confidentiality agreements with certain parties. Management and representatives of the Tribune Financial Advisors responded to questions from members of the Tribune board and a general discussion followed, including with respect to the synergies analyses that the Tribune Financial Advisors were eliciting from Sinclair and Bidder B and Tribune's plan for conducting reverse due diligence on Sinclair and Bidder B in light of the potential inclusion of a stock component of the consideration in their proposals to acquire Tribune.

        Mr. Lazarus then provided the Tribune board with an update on the expected timing of potential FCC regulatory action and the impact of such action on the potential sale of Tribune, noting that the reinstatement of the UHF discount would make it easier for certain parties to acquire all of Tribune.

        On March 24, 2017, Tribune received updated indications of interest from each of Sinclair and Bidder B regarding a proposed sale of the entire company. Sinclair proposed to acquire 100% of Tribune's outstanding equity at a price of $38.00 per share, with the consideration consisting of $29.70 in cash and a contingent value right to receive the after-tax proceeds of the sale of Tribune's real estate assets and interest in CareerBuilder (which Sinclair's proposal estimated to be worth $8.30 per share). Bidder B proposed to acquire 100% of Tribune's outstanding equity at a price of $39.00 to $40.00 per share, with the consideration consisting of approximately 75% cash and 25% Bidder B stock.

        Representatives of the Tribune Financial Advisors and Debevoise met with the Transaction Committee on March 27, 2017, and the Tribune board on March 29, 2017, to review the interim bids received from Sinclair and Bidder B. At the March 29 meeting, Mr. Kern, together with representatives of the Tribune Financial Advisors and Debevoise, reviewed for the Tribune board the status of the process to explore the potential sale of Tribune. Representatives of the Tribune Financial Advisors discussed the results of their contacts with potentially interested parties, including eight strategic parties and six private equity firms. Of those 14 parties, Sinclair, Bidder B and Bidder C had submitted indications of interest in purchasing all or part of Tribune, eight had signed confidentiality agreements, certain of which included a "standstill" provision applicable to such parties relating to Tribune and its securities, and received confidential information regarding Tribune, but did not submit an indication of interest, and three had declined to sign a confidentiality agreement. Representatives of the Tribune Financial Advisors then reviewed with the Tribune board the written offers received from Sinclair and Bidder B and the oral offer for four of Tribune's stations that had been received from Bidder C for approximately $450 million. The Tribune board then discussed the implied transaction premiums and multiples represented by the offers received, key valuation considerations reflected in the Sinclair and Bidder B proposals, the borrowing capacity of those two parties and the inclusion in Bidder B's proposal of board representation by Tribune proportionate to its pro forma ownership, whereas Sinclair's proposal did not reflect any Tribune representation on its board of directors. Because the expression of interest from Bidder C was oral, preliminary and related only to a portion of Tribune's assets, the Tribune board did not consider the indication of interest from Bidder C to be competitive with the proposals from Sinclair and Bidder B but authorized the Tribune Financial Advisors to continue discussions with Bidder C to assess whether Bidder C would be making a more well-developed proposal to acquire all or a portion of the company.

        The Tribune board then discussed timing considerations regarding the solicitation of bids for the next and potentially final round of offers, taking into account the expected timing of FCC regulatory action to reinstate the UHF discount in late April, the due diligence requirements of the principal bidders and the date of Tribune's first quarter earnings call. The Tribune board requested that the Tribune Financial Advisors prepare instructions for the next round of bidding consistent with the timing considerations reviewed by the Tribune board and asked Debevoise to prepare a form of merger agreement to be sent to the two principal bidders, Sinclair and Bidder B.

        On April 12, 2017, Bidder C was given access to a limited data room with information regarding the television assets it had indicated a preliminary interest in acquiring. Thereafter, Bidder C did not continue to express interest in a potential transaction with Tribune.

        On April 14, 2017, a bid instruction letter asking for final bids on May 4, 2017, as well as an auction draft of the merger agreement, was provided to each of Sinclair and Bidder B. The bid instruction letter requested initial comments to the auction draft of the merger agreement no later than April 23, 2017.

        On April 18, 2017, the chief executive officer of Bidder B met with Mr. Kern, Mr. Lazarus and Mr. Bigelow at Tribune's offices to discuss prior transactions involving Bidder B and Bidder B's stock performance.

        On April 20, 2017, the FCC, in a 2-1 vote, reinstated the UHF discount, easing media ownership restrictions related to the FCC national cap.

        On April 20, 2017, Tribune received a preliminary proposal, submitted jointly by two parties whom we refer to collectively as "Bidder D," to acquire 100% of Tribune's outstanding equity at a price of $40.00 to $44.00 per share in cash. On April 21, 2017, representatives of the Tribune Financial Advisors and Debevoise met with the Transaction Committee to review the proposal received from Bidder D. The Transaction Committee approved permitting Bidder D to conduct due diligence and instructed Tribune's advisors to send Bidder D a bid instruction letter and draft merger agreement. Members of Tribune management and the Transaction Committee later informed the other Tribune directors of the proposal submitted by Bidder D.

        On April 22, 2017, after signing a confidentiality agreement, Bidder D was given access to the data room. On April 23, 2017, a bid instruction letter asking for a final bid on May 4, 2017, as well as a draft merger agreement prepared by Debevoise and providing for an all-cash offer, was delivered to Bidder D.

        On April 23, 2017, each of Sinclair and Bidder B submitted an initial markup of the draft merger agreement to Tribune.

        During the week of April 24, 2017, Debevoise provided oral feedback to legal counsel for each of Sinclair and Bidder B on the markups of the merger agreement received from each party and asked for revised markups of the merger agreement to be submitted on May 1, 2017. Also during the week of April 24, 2017, Covington & Burling LLP, which we refer to as "Covington," regulatory counsel to Tribune, held discussions with regulatory counsel for each of Sinclair and Bidder B to discuss each party's plan for obtaining regulatory approval of the proposed transaction.

        On April 26, 2017, Tribune senior management and representatives of the Tribune Financial Advisors met with representatives of Bidder D and its advisors at Debevoise's offices in New York to discuss the Tribune business. Prior to this meeting, Mr. Kern had communicated with a representative of Bidder D's financial advisor via telephone and email regarding Bidder D's interest in a transaction.

        On May 1, 2017, a markup of the merger agreement was received from Bidder D and a revised markup of the merger agreement was received from Sinclair's outside counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, which we refer to as "Fried Frank." Also on May 1, 2017, members of Tribune management and representatives of the Tribune Financial Advisors met with Sinclair senior management, including Mr. Ripley and Mr. Shapiro, to discuss Sinclair's business and performance.

        On May 2, 2017, Debevoise provided oral feedback to legal counsel for Bidder D on the markup of the merger agreement received and indicated that a revised draft of the merger agreement reflecting this feedback would be provided.

        On May 3, 2017, a revised draft of the merger agreement between Tribune and each of Sinclair, Bidder B and Bidder D, respectively, reflecting the prior discussions with the bidders and consideration of the bidders' markups, was sent by Debevoise to outside counsel for each of Sinclair, Bidder B and Bidder D, and each of the parties was asked to submit a revised markup of the draft merger agreement with their final bids on May 4, 2017.

        On May 4, 2017, final bids were received from each of Sinclair and Bidder B, together with a revised draft of the merger agreement and debt commitment letters. Bidder D communicated to the Tribune Financial Advisors on this date that it would not be submitting a bid. Sinclair proposed to acquire 100% of Tribune's outstanding equity at a price of $38.50 per share, with the consideration consisting of $30.81 per share in cash and a contingent value right for the after-tax proceeds of the sale of Tribune's real estate assets and interest in CareerBuilder (which Sinclair's proposal estimated to be worth $7.69 per share). Bidder B proposed to acquire 100% of Tribune's outstanding equity at a price of $40.00 per share, with the consideration consisting of $29.00 per share in cash and $11.00 per share in Bidder B stock. Each of the bids received from Sinclair and Bidder B required that the Oaktree shareholders, which are funds managed by Oaktree Capital Management, Tribune's largest shareholder and one of whose founders, Mr. Bruce Karsh, is chairman of the Tribune board, sign agreements requiring, among other things, that the Oaktree shareholders vote their shares of Tribune common stock in favor of a potential transaction.

        On May 5, 2017, representatives of the Tribune Financial Advisors, Debevoise and Covington met with the Tribune board to review the offers received from Sinclair and Bidder B and the decisions of Bidder C and Bidder D not to submit an offer. Representatives of the Tribune Financial Advisors reviewed with the Tribune board a comparison of the relative values of the two offers, discussed the debt financing commitments submitted by the two bidders and presented to the Tribune board their preliminary financial analyses and an analysis of the relative values of the stock consideration (in the case of the Bidder B proposal) and the contingent value right (in the case of the Sinclair proposal) components of the two offers. The Tribune Financial Advisors also reviewed with the Tribune board the inclusion in Bidder B's proposal of the right of Tribune to appoint two members to Bidder B's board of directors after closing, whereas Sinclair's proposal did not reflect any Tribune representation on its board of directors. Representatives of Debevoise then updated the Tribune board on negotiations that had taken place between April 23 and May 4 with the two bidders on material terms of the merger agreement and the voting agreement. Representatives of Debevoise also reviewed with the Tribune board its fiduciary duties in connection with evaluating the two offers. Mr. Lazarus and representatives of Covington reviewed with the Tribune board the FCC and antitrust regulatory issues relevant to the Tribune board's consideration of the two offers.

        Following this presentation and further discussion, the Tribune board determined that the two bids were sufficiently close in value that the bidders should be asked to bid again. The Tribune board instructed the Tribune Financial Advisors to go back to each of Sinclair and Bidder B to ask for best and final bids on May 6, 2017 and to inform Sinclair that the Tribune board considered the contingent value right component of its bid a negative element of its proposal. The Tribune Financial Advisors then held discussions with each of Sinclair and Bidder B asking for revised final bids, and Debevoise sent each of Sinclair and Bidder B revised drafts of the merger agreement for Sinclair and Bidder B to consider in connection with the submission of their final bids. On May 6, 2017, Bidder B submitted a revised proposal to acquire 100% of Tribune's outstanding equity at a price of $41.00 per share, with the consideration consisting of $29.00 per share in cash and $12.00 per share in Bidder B stock. Sinclair submitted a revised proposal to acquire 100% of Tribune's outstanding equity at a price of $43.00 per share, with the consideration consisting of $31.00 per share in cash and $12.00 per share in Sinclair Class A common stock.

        On May 6, 2017, the Tribune board held a telephonic meeting at which it reviewed the latest bids received from Sinclair and Bidder B. Representatives of the Tribune Financial Advisors reviewed with the Tribune board a summary of the two offers. The Tribune board also discussed an analysis prepared by Guggenheim Securities which analyzed how each bidder's stock consideration might trade after a transaction. Representatives of Debevoise reviewed with the Tribune board a comparison of the material terms of each of the merger agreements that had been negotiated with the two bidders, focusing on the terms relating to the bidders' efforts to obtain regulatory approvals, termination rights, conditionality and the size and triggers for the payment of any termination fees. Representatives of Covington reviewed with the Tribune board the proposals that had been negotiated with the two bidders regarding their efforts to obtain both FCC and antitrust regulatory approval, noting that the Sinclair proposal offered a higher degree of certainty of closing as between the two proposals. Representatives of the Tribune Financial Advisors also discussed with the Tribune board conversations that took place with Bidder B in which Bidder B indicated it was not likely to raise its offer price. The Tribune board determined that Sinclair's offer represented the best opportunity to achieve the highest value for Tribune shareholders in the sales process and instructed the Tribune Financial Advisors to inform Sinclair that if it improved its offer and modified the mix of consideration between cash and stock to increase the cash component, Tribune would negotiate to finalize the merger agreement on an exclusive basis with Sinclair. Representatives of the Tribune Financial Advisors then contacted Sinclair the evening of May 6, 2017, and in response Sinclair increased its offer to $43.50 per share, with the split between cash and stock revised to be approximately $35.00 to $35.50 per share in cash and an amount in Sinclair Class A common stock that would be less than 20% of its then outstanding shares (valued at between $8.50 and $8.00 per share at the closing price for shares of Sinclair Class A common stock on May 5, 2017). The Tribune Financial Advisors also informed Bidder B that the Tribune board had determined to move forward with a bidder who had submitted a higher offer. Upon receiving this information, Bidder B did not submit a revised offer.

        On May 7, 2017, Tribune senior management met with Debevoise at Debevoise's offices in New York. Senior management from Sinclair and Tribune, along with their legal advisors from Fried Frank and Debevoise, respectively, communicated via telephone and email throughout the day to finalize the transaction documents. During the negotiations, the $43.50 per share offer price was finally determined to consist of $35.00 per share in cash and 0.2300 shares of Sinclair Class A common stock (valued at $8.50 per share at the closing price for shares of Sinclair Class A common stock on May 5, 2017).

        On the evening of May 7, 2017, the Tribune board held a telephonic meeting at which it was joined by representatives of the Tribune Financial Advisors and Debevoise. At this meeting, management, together with representatives of the Tribune Financial Advisors and Debevoise, discussed Sinclair's final offer with the Tribune board. Moelis reviewed its final financial analysis of the merger consideration, and rendered an oral opinion, subsequently confirmed by delivery of a written opinion dated May 7, 2017, to the Tribune board that, as of such date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the merger consideration to be received by the Tribune shareholders in the transaction was fair from a financial point of view to such holders (other than certain Excluded

Holders). Guggenheim Securities reviewed with the Tribune board Guggenheim Securities' final financial analysis of the merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated May 7, 2017, to the Tribune board that, as of such date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the merger consideration was fair, from a financial point of view, to the Tribune shareholders (excluding Sinclair and its affiliates). Representatives of Debevoise reviewed with the Tribune board the final negotiated terms of the merger agreement and the voting agreement. Following further discussion with the Tribune Financial Advisors and Debevoise, the Tribune board adopted resolutions approving the transaction with Sinclair and recommending that Tribune's shareholders approve the merger and adopt the merger agreement.

        Early on the morning of May 8, 2017, Tribune and Sinclair entered into the merger agreement and the Oaktree shareholders and Sinclair entered into the voting agreement. Subsequently, that same day, the transaction was announced via press release.

        In connection with the preparation of this proxy statement/prospectus, management of Tribune requested that the Tribune Financial Advisors reconcile the differences between their respective calculations of unlevered free cash flow for Tribune's TV&E business and of Tribune's cash distributions from TVFN used by the advisors in their respective discounted cash flow analyses in connection with the fairness opinions delivered to the Tribune board on May 7, 2017. During the course of this reconciliation work, the Tribune Financial Advisors determined that certain of the calculations made by Guggenheim Securities and certain of the calculations made by Moelis, in each case, did not accurately reflect the financial projections and assumptions that Tribune management had provided to the Tribune Financial Advisors. The Tribune Financial Advisors further confirmed that the differences were not attributable to information that had been provided by Tribune management to the Tribune Financial Advisors. On June 24, 2017, the Tribune board held a telephonic meeting at which all members of the Tribune board were present. The Tribune board was joined by representatives of Tribune management, each of the Tribune Financial Advisors and Debevoise. At this meeting, representatives of each of the Tribune Financial Advisors described the original calculations of unlevered free cash flow for Tribune's TV&E business and of Tribune's cash distributions from TVFN performed by them in connection with their respective financial analyses underlying their respective fairness opinions delivered to the Tribune board on May 7, 2017 and the differences in their respective calculations. They also presented their respective adjustments to the original calculations. The adjustments to their original calculations are described in notes 9 and 10 (in the case of Moelis) and notes 11 and 12 (in the case of Guggenheim Securities) reflected in the section entitled "Transaction Summary—Tribune Management's Unaudited Prospective Financial Information—Summary of Tribune Projections" beginning on page 106. Each of Moelis and Guggenheim Securities confirmed to the Tribune board that the use of such revised calculations would not have changed the conclusion set forth in their respective opinions as of the date such opinions were delivered. Following receipt of such confirmation and advice, the Tribune board affirmed its recommendation that the Tribune shareholders vote to approve the merger proposal.

Merger Consideration

        In the merger, each share of Tribune common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by any Tribune subsidiary, Sinclair, or any Sinclair subsidiary) will be converted into the right to receive (i) $35.00 in cash, without interest and less any required withholding taxes, and (ii) 0.2300 of a share of Sinclair Class A common stock, par value $0.01 per share. The value of the merger consideration is $43.50 for each share of Tribune common stock exchanged in the merger, such value being the sum of the cash consideration of $35.00 per share of Tribune common stock exchanged in the merger plus the stock consideration per share, which amounts to $8.50. The stock consideration per share was calculated by multiplying the exchange ratio by $36.95, which was the trading price of the Sinclair Class A common stock on May 5, 2017, the last full day of trading before the announcement and execution of the merger agreement.

        No fractional shares of Sinclair Class A common stock will be issued in the merger, and shareholders will receive cash, without interest, in lieu of any fractional shares.

        The merger agreement also provides that each holder of an outstanding stock option (whether or not vested) will receive, for each share of Tribune common stock subject to such stock option, a cash payment equal to the excess, if any, of the merger consideration value and the exercise price per share of such option, without interest and subject to all applicable withholding. Each outstanding restricted stock unit award will be converted into a cash-settled restricted stock unit award reflecting a number of shares of Sinclair Class A common stock equal to the number of shares of Tribune common stock subject to such award multiplied by a ratio equal to (i) the exchange ratio plus (ii) the cash consideration divided by the trading value of the Sinclair Class A common stock over a specified period prior to the consummation of the merger. Otherwise, each such award will continue to be subject to the same terms and conditions as such award was subject prior to the merger. Each outstanding performance stock unit (other than Supplemental PSUs) will automatically become vested at "target" levels of performance and will be entitled to receive an amount of cash equal to the number of shares of Tribune common stock that are subject to such unit as so vested multiplied by the sum of (i) the cash consideration and (ii) the exchange ratio multiplied by the trading value of the Sinclair Class A common stock over a specified period prior to the consummation of the merger without interest and subject to all applicable withholding. Each holder of an outstanding Supplemental PSU that will vest in accordance with its existing terms will be entitled to receive an amount of cash equal to the number of shares of Tribune common stock that are subject to such unit as so vested multiplied by the sum of (i) the cash consideration and (ii) the exchange ratio multiplied by the trading value of the Sinclair Class A common stock over a specified period prior to the consummation of the merger without interest and subject to all applicable withholding. Any Supplemental PSUs that do not vest will be canceled without any consideration. Each holder of an outstanding deferred stock unit will be entitled to receive an amount of cash equal to the number of shares of Tribune common stock that are subject to such unit as so vested multiplied by the sum of (i) the cash consideration and (ii) the exchange ratio multiplied by the trading value of the Sinclair class A common stock over a specified period prior to the consummation of the merger without interest and subject to all applicable withholding.

        Each outstanding warrant will become a warrant exercisable, at its current exercise price of $0.001, for the merger consideration in respect of each share of Tribune common stock subject to the warrant prior to the merger.

Tribune's Reasons for the Transaction and Recommendation of the Tribune Board

        At its meeting on May 7, 2017, the Tribune board (i) determined that the terms of the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Tribune and the Tribune shareholders, (ii) determined that it is in the best interests of Tribune and the Tribune shareholders and declared it advisable for Tribune to enter into the merger agreement and perform its obligations thereunder, (iii) approved the execution and delivery by Tribune of the merger agreement, the performance by Tribune of its covenants and agreements contained therein and the consummation of the transactions contemplated by the merger agreement, including the merger, upon the terms and subject to the conditions contained therein, (iv) recommended that the Tribune shareholders approve the merger and adopt the merger agreement and (v) directed that the merger agreement be submitted to the Tribune shareholders at a meeting of the Tribune shareholders for their adoption in accordance with DGCL. On June 24, 2017, the Tribune board reaffirmed its recommendation that the Tribune shareholders vote to approve the merger and adopt the merger agreement, following discovery that certain of the calculations made by the financial advisors did not accurately reflect the financial projections and assumptions that Tribune management had provided to the Tribune Financial Advisors. In the case of Guggenheim Securities, the Tribune board was advised by Guggenheim Securities that the adjustments reflected in its revised financial analyses were immaterial to its financial analyses, taken as a whole, and would not have changed the conclusion set forth in Guggenheim Securities' opinion as of the date it was delivered. The impact of such adjustments is set forth in notes 3, 4 and 5 of the table in "Transaction Summary—Opinions of Tribune's Financial Advisors—Guggenheim Securities, LLC—Recap of Tribune Change-of-Control Financial Analyses—Overall Company" beginning on page 93. In the case of Moelis, the Tribune board was advised by Moelis that the adjustments to Tribune TV&E's unlevered free cash flow and TVFN cash distributions would have generally reduced unlevered free cash flows and TVFN cash distributions and, as such, would not have changed the conclusion set forth in Moelis's opinion as of the date such opinion was delivered.

        In evaluating the transaction, the Tribune board consulted with Tribune's management, as well as legal and financial advisors to Tribune.

        The Tribune board unanimously recommends that the Tribune shareholders vote 'FOR' the transaction and adopt the merger agreement.

        The Tribune board considered various factors, discussed in more detail below, in making its determination and recommendation.

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  Financial Terms; Certainty of Value

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  Historical market prices, volatility and trading information with respect to the Tribune common stock and the Sinclair common stock, including that the merger consideration of $43.50 per share of Tribune common stock as of May 7, 2017 represented a premium of:

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  approximately 36% over Tribune's closing share price on November 7, 2016, the day prior to the U.S. presidential election;

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  approximately 26% over Tribune's unaffected closing share price on February 28, 2017, the day prior to media speculation regarding a possible transaction;

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  approximately 14% over Tribune's 30-day volume weighted average closing stock price; and

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  approximately 8% over Tribune's closing share price on May 5, 2017, the last trading day prior to the announcement of the execution of the merger agreement.

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  The form of consideration to be paid in the transaction is 80.5% cash based on the May 5, 2017 Sinclair Class A common stock closing price of $36.95, which cash component provides certainty of value and immediate liquidity to the Tribune shareholders while avoiding potential long-term business risk.

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  The form of consideration to be paid in the transaction is 19.5% stock based on the May 5, 2017 Sinclair Class A common stock closing price of $36.95, which provides the Tribune shareholders with the ability to participate in possible growth and profits of Sinclair following the completion of the transaction.

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  The belief of the Tribune board that, at this time, the merger consideration of $43.50 per share is more favorable to the Tribune shareholders than the potential value that might result from the alternatives reasonably available to Tribune (including the alternative of remaining a stand-alone publicly-held entity and other strategic alternatives that might be pursued as a stand-alone publicly-held entity given the potential rewards, risks and uncertainties associated with pursuing those other potential alternatives).

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    The merger agreement permits Tribune to continue to pay to the Tribune shareholders regular quarterly cash dividends in an amount not to exceed $0.25 per share per quarter (with record and payment dates consistent with the record and payment dates applicable to the applicable quarterly cash dividend in the year prior to May 8, 2017), which effectively increases the potential amount payable to the Tribune shareholders through the closing.

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    The Tribune board views the transaction as presenting a reasonably high degree of deal certainty, based on, among other things, the limited number of conditions to closing in the merger agreement, the fact that no Sinclair shareholder vote is required to approve the transaction, the debt financing commitments that have been delivered by Sinclair and the commitments made by Sinclair in the merger agreement to obtain the required regulatory approvals.

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  Broader Scale.    Following the closing of the transaction, Sinclair will be one of the largest broadcast television groups in the United States. Following the closing of the transaction, Sinclair's increased size is expected to enhance its ability to capture the general operating synergies of a larger company, sustain retransmission revenue growth, compete for national and digital advertising and obtain more favorable syndicated programming arrangements.

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  Diversification.    Following the closing of the transaction, Sinclair will be more geographically diverse, will have a broader variety of network affiliates and will have a presence in more markets that generate strong political revenues than Tribune would on a stand-alone basis. Following the closing of the transaction, Sinclair will also have a broader advertiser base and more diverse revenue stream, all of which is expected to make the business less susceptible to weakness in any single market or line of business.

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  ATSC 3.0 Opportunity.    Following the closing of the transaction, Sinclair would have the largest low-band spectrum holdings with an opportunity to create a nationwide advanced televisions systems committee, which we refer to as "ATSC," 3.0 network of advance services in partnership with other broadcasters.

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  Expected Synergies.    Tribune management expects that Sinclair, following the closing of the transaction, will be able to realize significant operating and financing synergies.

        The Tribune board considered the following additional factors as generally supporting its determination and recommendation:

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  that the price proposed by Sinclair reflected extensive negotiations between the parties and their respective advisors, and represented the highest proposal that Tribune received for shares of Tribune common stock after a competitive and broad auction process, and the highest price per share of Tribune common stock to which the Tribune board believed Sinclair was willing to agree;

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  the results of Tribune's due diligence investigation of Sinclair, which included review of historical financial results and projections, and legal and other matters;

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  the financial presentation and opinion of Moelis, dated May 7, 2017, addressed to the Tribune board as to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be received in the merger by holders of Tribune common stock (other than the Excluded Holders), as more fully described below under the section entitled "Opinions of Tribune's Financial Advisors—Moelis & Company LLC" beginning on page 74;

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  the financial presentation and opinion of Guggenheim Securities, dated May 7, 2017, addressed to the Tribune board as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to the holders of Tribune common stock (excluding Sinclair and its affiliates), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled "Transaction Summary—Opinions of Tribune's Financial Advisors—Guggenheim Securities, LLC" beginning on page 85;

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  the fact that the transaction is not subject to a debt financing contingency and the obligation under the merger agreement of Sinclair to use reasonable best efforts to obtain alternative debt financing if all or any portion of the committed financing becomes unavailable for any reason;

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  the fact that the Oaktree shareholders, representing approximately 16.3% of the aggregate voting power of all shares of Tribune common stock, agreed to enter into a voting agreement that includes their agreement to vote in favor of the approval of the merger and voting against an alternative acquisition proposal;

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  the Tribune board's view as to the timing and likelihood of the consummation of the transaction, in light of the required regulatory approvals, the commitments made by Sinclair to obtain such approvals (including the fact that, Sinclair is required to use reasonable best efforts to take action in order to obtain the required regulatory approvals of the transaction, including agreeing to certain divestures, as further described in "Transaction Summary—Regulatory Approvals" beginning on page 118) and the conditions to closing contained in the merger agreement; and

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  certain terms of the merger agreement, including:

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  the ability of Tribune to seek damages in the event of a willful breach by Sinclair of its obligations under the merger agreement;

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  the right of Tribune to negotiate with a third party who submits an unsolicited alternative acquisition proposal that the Tribune board determines, after consultation with Tribune's outside financial advisors and outside legal counsel, is or would reasonably be expected to lead to a superior proposal if the failure to take such action would reasonably be expected to be inconsistent with the Tribune board's fiduciary duties under applicable law;

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  the right of Tribune to terminate the merger agreement to enter into a transaction with respect to a superior proposal;

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  the customary and reasonable nature of the deal protection provisions of the merger agreement, which the Tribune board determined, with the assistance of its advisors, would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal for Tribune following the announcement of a transaction with Sinclair;

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  the ability of the Tribune board, under certain circumstances, to withdraw its recommendation in favor of the transaction;

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  the merger agreement's limitations on Sinclair soliciting, discussing or negotiating an alternative acquisition proposal;

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  the outside date under the merger agreement of May 8, 2018 (which may be extended to August 8, 2018 under certain circumstances), allowing for sufficient time to complete the merger;

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  the general obligation of each of Tribune and Sinclair to use its reasonable best efforts to consummate the transaction as promptly as reasonably practicable; and

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  Tribune's ability to seek specific performance of Sinclair's obligations under the merger agreement.

        The Tribune board weighed the foregoing advantages and benefits against the following potentially negative factors:

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  the challenges inherent in the combination of two businesses, including the risk that integration may take more time and be more costly than anticipated, the possible diversion of management attention for an extended period of time to effect the integration and the possible adverse effects of the announcement and pendency of the transaction on customers, providers, vendors, regulators, other business relationships and the communities in which Tribune operates, in particular if the merger is not completed;

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  the fact that substantial costs will be incurred by both Tribune and Sinclair in connection with the transaction;

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  the risks and uncertainties inherent in Sinclair's business and operations;

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  the risk that Tribune and Sinclair might not meet their respective financial projections;

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  the risk that Sinclair, following the closing of the transaction, may not be able to timely or fully realize the expected operating and financing synergies or the other anticipated benefits of the transaction;

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  the fact that the Tribune shareholders will own only approximately 16% of the fully diluted shares of Sinclair following the closing of the transaction;

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  the fact that certain of Tribune's directors and executive officers may receive certain benefits that are different from, and in addition to, those of Tribune's other shareholders (See "Transaction Summary—Interests of Tribune's Directors and Executive Officers in the Merger" beginning on page 109);

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  the risk that the conditions to closing of the transaction will not be satisfied, including as result of (i) the Tribune shareholders failing to approve the merger or (ii) the required regulatory approvals for the transaction failing to be obtained;

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  the risk that regulatory agencies may impose terms and conditions on their approvals, including potentially requiring the divestiture of certain television stations, that may materially delay the closing of the transaction, materially impair the business operations or be materially adverse to the business of Sinclair following the closing of the transaction;

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  the amount of time it could take to complete the transaction, including the fact that the closing of the transaction depends on factors outside Tribune's control;

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  the possibility that Sinclair will be unable to obtain all or a portion of the debt financing contemplated by the debt commitment and the increased leverage to be assumed by Sinclair in connection with the transaction;

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  the possibility that the transaction is not completed and the potential consequences of not completing the transaction, including the potential negative impact on Tribune's business and the trading price of the shares of Tribune common stock;

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  the fact that the number of shares of Sinclair Class A common stock to be received by the Tribune shareholders is based on a fixed exchange ratio which will not fluctuate as a result of changes in the price of Sinclair common stock or Tribune common stock prior to the transaction, which means that the relative value of the shares to be received by the Tribune shareholders as part of the merger consideration could potentially decrease prior to the closing of the transaction if the trading price of Sinclair common stock changes, without the Tribune shareholders receiving any additional benefit due to such decrease;

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  certain terms of the merger agreement, including:

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  the restriction on Tribune's ability to solicit alternative acquisition proposals;

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  the termination fee of $135.5 million that Tribune would be required to pay if the merger agreement is terminated under certain circumstances;

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  the Sinclair expense reimbursement ranging from $38.5 to $48.5 million that Tribune would be required to pay to Sinclair if the Tribune shareholders do not approve the merger at the special meeting;

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  the restrictions on Tribune's operations until the consummation of the transaction (or the termination of the merger agreement), which restrictions could delay or prevent Tribune from undertaking material strategic opportunities that might arise prior to the closing of the transaction to the detriment of Tribune shareholders, in particular if the merger is not completed;

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  the requirement that Tribune and Sinclair obtain the FCC consent and HSR approval complete the transaction;

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  the fact that Sinclair would not have to complete the merger under certain circumstances, including where Sinclair would be required to take actions to obtain regulatory approvals that would have an approval material adverse effect on Sinclair, as further described in "Transaction Summary—Regulatory Approvals" beginning on page 118; and

  •
  the fact that Tribune shareholders will have no recourse for post-closing indemnification in the event of inaccuracies in the representations and warranties of Sinclair contained in the merger agreement;

  •
  the fact that the merger is expected to be a taxable transaction to U.S. Holders for U.S. federal income tax purposes;

  •
  the potential downward pressure on the share price of Sinclair following the closing of the transaction that may result if Tribune shareholders seek to sell their shares of Sinclair Class A common stock after closing; and

  •
  the risks described under "Risk Factors," beginning on page 35.

        The Tribune board believed that, overall, the potential benefits of the proposed transaction to Tribune and the Tribune shareholders outweighed the risks, many of which are mentioned above. The Tribune board realized, however, that there can be no assurance about future results, including results considered or expected as described in the factors listed above. The factors considered by the Tribune board and all other information in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under "Cautionary Note Regarding Forward-Looking Statements" beginning on page 45.

        This discussion of the factors considered by the Tribune board in approving the merger agreement and the merger and recommending that the Tribune shareholders approve the proposals at the special meeting described in this proxy statement/prospectus includes the material factors considered by the Tribune board, but it is not intended to be exhaustive and does not include all of the factors considered. In view of the variety of factors described above and the quality and amount of information considered, the Tribune board did not find it practicable to quantify or otherwise assign relative weight to, and did not make any specific assessments of, the specific factors considered in reaching its determination. Individual members of the Tribune board may have given different weights to different factors.

Sinclair's Reasons for the Transaction

        In making its determination to approve the merger agreement and the transactions, the Sinclair board considered a number of factors, including the factors listed below. The Sinclair board considered these factors as a whole and considered the relevant information and factors to be favorable to, and in support of, its determination.

  •
  Broad National Reach.  As a result of the transaction and all previously announced pending transactions, Sinclair will have an audience reach of 72% of all U.S. television households across 108 markets, including in 39 of the top 50 top Nielsen Designated Market Areas, which we refer to as "DMAs" (without taking into account divestitures, if any, that may be necessary in connection with the transactions). This broader nationwide reach will allow Sinclair to offer even greater value to multi-channel video distributors and increased syndicated programming arrangements. It is also expected to better position Sinclair for scaled national news cooperation and national sales cooperation.

  •
  Large Network Portfolio.  Following completion of the transaction, Sinclair would have the largest station portfolio of network affiliates in top DMAs, allowing it to offer high value and broad audience reach to multi-channel video programming distributors, which we refer to as "MVPDs."

  •
  Largest TV Broadcasting Company.  After the completion of the transaction and all previously announced pending transactions, Sinclair would be the largest television broadcasting company in the United States with approximately $4.3 billion of media revenue and be the owner of 233 full power television markets (without taking into account divestitures, if any, that may be necessary in connection with the transactions).

  •
  Diversification.  The merger would increase Sinclair's broadcast portfolio assets for multiple network affiliations. Sinclair is also expected to benefit from Tribune's established and emerging network portfolios and non-TV assets, including Tribune's minority equity interest in the TV Food Network and certain real estate properties.

  •
  Significant Expected Synergies.  Sinclair expects to realize approximately $191 million of synergies, excluding WGNA (Tribune's nationally distributed cable, satellite and telecommunications network) and $266 million of synergies, including WGNA, with a one-time cost to achieve such synergies being approximately $60 million to $80 million.

  •
  Increased Revenue and Free Cash Flow.  The transaction is expected to increase Sinclair's revenue and result in over $78 million of average free cash flow at the end of 2018 and $107 million of free cash flow at the end of 2019, which will be available to be used to reduce leverage, fund additional strategic growth investments, pay down existing debt and return capital to Sinclair shareholders.

  •
  Digital Footprint.  The transactions including all previously announced pending transactions are expected to more than double Sinclair's digital properties. Sinclair is expected to reach over 100 million unique visitors monthly and realize expense and operating synergies and increase the deployment of various digital products and services across a larger footprint of additional websites.

  •
  ATSC 3.0 Opportunity.  Sinclair expects to have the largest low-band spectrum holdings with an opportunity to create a nationwide ATSC 3.0 network of advance services in partnership with other broadcasters. The Sinclair board considered the following additional factors as generally supporting its determination:

  •
  its belief that the merger is more favorable to Sinclair's shareholders than the potential value that would result from Sinclair continuing without an acquisition of Tribune;

    •
    the current and prospective business climate in the industry in which Sinclair and Tribune operate;

    •
    the view of the likelihood that the transaction will be consummated, based on, among other things, the conditions to closing contained in the merger agreement, the commitment by Sinclair to obtain financing, the commitment by Sinclair and Tribune to obtain regulatory clearances subject to certain limitations, and the voting agreement with the Oaktree shareholders holding approximately 16.3% of the outstanding Tribune common stock as of May 4, 2017; and

    •
    the financial and other terms of the merger agreement, including the termination fee of up to $135.5 million payable by Tribune to Sinclair under certain circumstances described in the section entitled "The Agreements—Description of the Merger Agreement—Termination Fee" beginning on page 151.

        The Sinclair board weighed the foregoing advantages and benefits against a variety of potentially negative factors, including:

  •
  the challenges inherent in the combination of two businesses, including the risk that integration of the two companies may take more time and be more costly than anticipated, and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the transaction might not be fully or timely realized;

  •
  the fact that substantial costs will be incurred by both Sinclair and Tribune in connection with the transaction;

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  the risk that Tribune might not meet its financial projections;

  •
  the fact that Sinclair and Tribune own television stations in overlap markets and that regulatory authorities may require Sinclair and Tribune to make divestitures in the overlap markets and possibly other markets to comply with the FCC local ownership rules and the FCC national cap;

  •
  the fact that Sinclair may incur up to $5.6 billion in indebtedness in connection with the merger, which may adversely impact Sinclair's operations following the merger;

  •
  certain terms of the merger agreement, including:

  •
  Tribune's ability, under certain circumstances and subject to certain conditions, to furnish information to and to conduct negotiations with a third party that makes an unsolicited bona fide proposal for a business combination or acquisition of Tribune that the Tribune board determines is reasonably likely to lead to a proposal that is superior to the merger; and

  •
  the restrictions on the conduct of certain aspects of Sinclair's business until the completion of the transaction (or the termination of the merger agreement), which may delay or prevent Sinclair from undertaking business opportunities that may arise or negatively affect Sinclair's ability to attract and retain key personnel;

  •
  the potential downward pressure on the share price of Sinclair after the closing of the transaction that may result if the Tribune shareholders seek to sell their shares of Sinclair Class A common stock after the closing; and

  •
  the risks of the type and nature described under "Risk Factors" beginning on page 35.

        After considering the various potentially positive and negative factors, including the foregoing, the Sinclair board determined that, overall, the potential benefits of the merger outweighed the risks and uncertainties of the merger. The foregoing discussion of the information and factors considered by the Sinclair board is not exhaustive but is intended to reflect the principal factors considered by the Sinclair board in its consideration of the merger agreement, the merger and the other transactions contemplated by the merger agreement.

        The foregoing discussion of the information and factors considered by the Sinclair board utilized forward-looking information. This information should be read in light of the factors described under the section entitled "Cautionary Note Regarding Forward-Looking Statements" beginning on page 45 of this proxy statement/prospectus.

Opinions of Tribune's Financial Advisors

Moelis & Company LLC

        At the meeting of the Tribune board on May 7, 2017 to evaluate and approve the merger, Moelis & Company LLC, which we refer to as "Moelis," delivered an oral opinion (which was subsequently confirmed by delivery of a written opinion, dated May 7, 2017) addressed to the Tribune board that, based upon and subject to the qualifications, conditions, limitations and assumptions stated in its opinion, as of the date of the opinion, from a financial point of view, and as of such date, the merger consideration to be received by the Tribune shareholders, other than the Excluded Holders, in the merger is fair to such holders.

        The full text of Moelis's written opinion dated May 7, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Moelis's opinion was provided for the use and benefit of Tribune's board (solely in its capacity as such) in its evaluation of the merger. Moelis's opinion is limited solely to the fairness, from a financial point of view, of the merger consideration to be received by the Tribune shareholders, other than the Excluded Holders, and does not address Tribune's underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available with respect to Tribune. Moelis's opinion does not constitute a recommendation to any stockholder of Tribune as to how such stockholder should vote or act with respect to the merger or any other matter. Moelis's opinion was approved by a Moelis fairness opinion committee.

        In arriving at its opinion, Moelis, among other things:

  •
  reviewed certain publicly available business and financial information relating to Tribune and Sinclair, including publicly available research analysts' financial forecasts;

  •
  reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Tribune furnished to Moelis by Tribune, including financial forecasts provided to or discussed with us by the management of Tribune, which we refer to as "Tribune management";

  •
  reviewed certain internal information relating to the business, including financial forecasts of Sinclair, furnished to Moelis by Sinclair;

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  conducted discussions with members of the senior management and representatives of Tribune and Sinclair concerning the information described above, as well as the business and prospects of Tribune and Sinclair generally;

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  reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

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  considered the results by or on behalf of Tribune, including by Moelis at Tribune's direction, solicitations of indications of interest from third parties with respect to a possible acquisition of all or a portion of Tribune;

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  reviewed the financial terms of certain other transactions that Moelis deemed relevant;

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  reviewed a draft, dated May 7, 2017, of the merger agreement;

  •
  participated in certain discussions and negotiations among representatives of Tribune and Sinclair and their advisors; and

  •
  conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

        In connection with its review, with the consent of the Tribune board, Moelis relied on the information supplied to, discussed with or reviewed by Moelis for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of any of such information. With the consent of the Tribune board, Moelis relied upon, without independent verification, the assessment of Tribune and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, Moelis assumed, at the direction of the Tribune board, that such financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Tribune and Sinclair as to the future performance of Tribune and Sinclair. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they were based. In addition, with the consent of the Tribune board, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Tribune or Sinclair, nor was Moelis furnished with any such evaluation or appraisal.

        Moelis's opinion did not address Tribune's underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Tribune. Moelis's opinion did not address any legal, regulatory, tax or accounting matters. At the direction of the Tribune board, Moelis was not asked to, and did not, offer any opinion as to any terms of the merger agreement or any aspect or implication of the merger, except for the fairness of the merger consideration from a financial point of view to the Tribune shareholders (other than the Excluded Holders). Moelis assumed, with the consent of the Tribune board, that the Tribune Class A common stock and the Tribune Class B common stock are identical, and Moelis's opinion, therefore, did not take into account any differences between such classes of common stock as set forth in Tribune's organizational documents or otherwise. Moelis did not express any opinion as to fair value or the solvency of Tribune following the closing of the merger. Moelis expressed no opinion as to what the value of Sinclair common stock will be when issued pursuant to the merger agreement or the prices at which Sinclair common stock or Tribune common stock will trade in the future. In rendering its opinion, Moelis assumed, with the consent of the Tribune board, that the final executed form of the merger agreement would not differ in any respect material to Moelis's analysis from the draft that Moelis reviewed, that the merger would be consummated in accordance with its terms without any waiver or modification that could be material to Moelis's analysis, and that the parties to the merger agreement would comply with all the material terms of the merger agreement. Moelis also assumed, with the consent of the Tribune board, that all governmental, regulatory or other consents or approvals necessary for the completion of the merger will be obtained, except to the extent that could not be material to Moelis's analysis.

        Moelis's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of the opinion. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration or otherwise.

        As described in the sections entitled "Transaction Summary—Background of the Transaction" beginning on page 57 and "Transaction Summary—Tribune Management's Unaudited Prospective Financial Information—Summary of Tribune Projections," beginning on page 106, subsequent to the rendering of its opinion, Moelis determined that certain of the calculations made by Moelis of TV&E unlevered free cash flows and TVFN cash distributions as utilized in its financial analyses did not accurately reflect the financial projections and assumptions that Tribune management had provided to the Tribune Financial Advisors. Moelis's calculation of Tribune TV&E's unlevered free cash flow did not adjust for the non-deductibility of WGNA amortization and certain real estate capital expenditures, and Moelis's calculation of TVFN cash distributions did not reflect the tax associated with Tribune's portion of attributable net income of TVFN, the effects of each of which are set forth in "Transaction Summary—Tribune Management's Unaudited Prospective Financial Information—Summary of Tribune Projections—Revised TV&E Unlevered Free Cash Flow and TVFN Cash Distributions" beginning on page 107. Although Moelis did not prepare new financial analyses, Moelis confirmed to the Tribune board on June 24, 2017, and as further described below, that such adjustments would have generally reduced unlevered free cash flows and TVFN cash distributions and, as such, would not have changed the conclusion set forth in its opinion as of the date such opinion was delivered.

  Summary of Financial Analyses of Tribune

        The following is a summary of the material financial analyses presented by Moelis to the Tribune board at its meeting held on May 7, 2017, in connection with its opinion. The following summary describes the material analysis underlying Moelis's opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.

        Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis's analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis's analyses.

        Given the different nature of the businesses in which Tribune participates, Moelis conducted a sum-of-the-parts analysis for each of the valuation methodologies it executed with respect to Tribune, which analysis focused on Tribune's television, broadcasting and WGNA businesses as well as Tribune's pro rata portion of the cash distributions of TVFN.

        Selected Publicly Traded Companies Analysis of Tribune.    Moelis conducted a sum-of-the-parts selected publicly traded companies analysis by separately reviewing financial and stock market information relating to selected publicly traded companies in the industries in which Tribune's television broadcasting and media networks businesses operate as these two industries are most relevant to Tribune's primary sources of cash flow. Moelis selected publicly traded companies which have a significant presence in the television broadcasting and media networks industries because television broadcasting is Tribune's core business and companies in the media networks industry are more similar to WGNA and Tribune's minority investment in TVFN. The following table indicates the companies reviewed by Moelis with respect to each of these groups:

TV Broadcasting Group	Media Networks Group
Sinclair Broadcast Group, Inc.	AMC Networks, Inc.
Nexstar Media Group, Inc.	Discovery Communications, Inc.
Gray Television, Inc.	Scripps Networks Interactive, Inc.
The E.W. Scripps Company
TEGNA Inc.

        Financial data for the selected companies was based on Wall Street research analyst consensus forecasts, public filings and other publicly available information and included, as appropriate, pro forma adjustments for acquisitions, unfunded pension liabilities or other material corporate events. Although none of the selected companies is directly comparable to Tribune, the companies included were selected because they are companies that, for purposes of analysis, had certain characteristics that may be considered reasonably comparable to Tribune.

        Moelis reviewed, among other things, for the TV Broadcasting Group, total enterprise values, which we refer to as "TEV," of the selected companies (calculated as (a) market value of the relevant company's diluted common equity based on its closing stock price on May 5, 2017, (b) plus preferred stock, (c) plus, as of the relevant company's most recently reported quarter end, short-term and long-term debt, (d) less cash and cash equivalents, (e) plus book value of non-controlling interests) as a multiple of earnings before interest, taxes, depreciation and amortization (without a reduction for stock-based compensation expense and pension expense), which we refer to as "EBITDA," for the two-year average of calendar years 2016 and 2017 (estimated). In line with television broadcasting industry practice, two-year average EBITDA is used for valuation purposes to account for the regular annual variations in cash flow due to the biannual election cycle and associated political advertising revenue. The following table summarizes the results of the analysis of the TV Broadcasting Group:

	TEV (millions)	Pro Forma Adjusted EBITDA Growth(1)	TEV/Pro Forma Adjusted Avg CY 2016—CY 2017E EBITDA
Sinclair Broadcast Group, Inc.	$7,005	1.8%	7.9x
Nexstar Media Group, Inc.	$7,712	7.0%	8.4x
Gray Television Inc.	$2,636	(1.6%)	8.4x
The E.W. Scripps Company	$2,119	(5.4%)	12.3x
TEGNA Inc.	$9,696	2.8%	8.1x

(1)
Growth is based on two-year average 2016PF-2017E EBITDA over 2015PF-2016PF EBITDA growth.

        Moelis also reviewed, among other things, for the Media Networks Group, the TEV of the selected companies as a multiple of adjusted EBITDA for calendar year 2017 (estimated). The following table summarizes the results of the analysis of the Media Networks Group:

	TEV (millions)	Pro Forma Adjusted EBITDA Growth(1)	TEV/Pro Forma Adjusted Avg CY 2017E EBITDA
AMC Networks, Inc.	$6,523	4.1%	7.5x
Discovery Communications, Inc.	$21,753	3.9%	8.6x
Scripps Networks Interactive, Inc.	$11,957	2.4%	8.2x

(1)
Growth is based on 2017E EBITDA over 2016A EBITDA growth.

        In reviewing the characteristics of the selected companies for purposes of determining a reference range, Moelis noted that Sinclair, Nexstar Media Group, Inc., which we refer to as "Nexstar," and Gray Television Inc., which we refer to as "Gray Television," derive a vast majority of their revenue from TV broadcasting stations, and that The E.W. Scripps Company, which we refer to as "E.W. Scripps," and TEGNA Inc., which we refer to as "TEGNA," are diversified into non-broadcast businesses with E.W. Scripps generating 15% of its revenue from non-television businesses, including digital, and TEGNA generating 40% of its revenue from its digital segments, including Cars.com and CareerBuilder. Moelis also noted that WGNA (a) is a single cable channel network without the scale of the public company peers, (b) has a subscriber reach that is less than the fully-distributed cable networks owned by the selected publicly traded companies and (c) is currently undergoing a strategic shift in programming strategy away from original content. Moelis further observed that TVFN's two primary channels (Food Network and Cooking Channel) are widely distributed and have a strong core of original programming. Finally, Moelis noted that recent trading prices for ad-supported businesses had declined in the days prior to May 7, 2017 as a result of a softer advertising market and lower than expected first quarter performances. Moelis also noted that it did not have access to updated Wall Street projections to reflect such developments and that the lag in updated projections resulted in a downward trend in implied trading multiples.

        In light of the foregoing review and based on its professional judgment and experience, to calculate an implied core value of Tribune, Moelis applied (i) a range of selected multiples derived from the television broadcasting selected companies of 8.0x to 9.0x to the two-year average EBITDA for calendar years 2016 and 2017 (estimated) for Tribune's television broadcasting business (pro forma for normalizing below-market FOX affiliate fees), (ii) a range of selected multiples derived from the media networks selected companies of 7.0x to 8.0x to the EBITDA for 2017 (estimated) for Tribune's WGNA business (pro forma for the cancellation of the show Outsiders), (iii) a range of selected multiples derived from the media networks selected companies of 8.0x to 9.0x to the estimated 2017 TVFN cash distributions as a proxy for EBITDA received by Tribune, and (iv) a range of selected multiples of 8.0x to 9.0x, derived from weighting the multiples derived in (i) and (ii) with the pro-rata EBITDA contribution of Tribune's television broadcasting and WGNA businesses, to certain of Tribune's corporate expenses for 2017 (estimated) (excluding real estate EBITDA attributable to planned non-operating real estate dispositions).

        After calculating Tribune's implied core value, Moelis calculated Tribune's TEV by adding (i) the net present value (discounted at 8.5% consistent with Tribune's Television and Entertainment business, which we refer to as "Tribune TV&E," weighted average cost of capital) of spectrum proceeds expected to be received in the third quarter of 2017 according to Tribune management, (ii) the net present value (discounted at 8.5%) of after-tax proceeds for Tribune's minority stake in CareerBuilder based on the latest transaction information available to Tribune management, (iii) the net present value (discounted at 8.5%) of non-operating real estate planned to be sold in 2017, 2018 and 2019 based on Tribune management's estimates, (iv) the net present value (discounted at 8.5%) of the after-tax, incremental cash benefit associated with below-market FOX affiliate fees, and (v) the after-tax value of certain other assets, including Tribune's 5% stake in the Chicago Cubs. After calculating Tribune's TEV, Moelis calculated Tribune's equity value by subtracting (i) net debt (per Tribune's balance sheet dated March 31, 2017), (ii) tax-effected pension liability and medical, life and other benefits (per Tribune's balance sheet dated March 31, 2017), and (iii) the deferred tax liability of the Chicago Cubs (per Tribune's Annual Report on Form 10-K for the year ended December 31, 2016. This analysis indicated an implied per share reference range of approximately $33.22 to $40.51 per share of Tribune common stock, as compared to $43.50 per share merger consideration.

        Selected Precedent Transactions Analysis of Tribune.    Moelis conducted a sum-of-the-parts selected precedent transactions analysis by reviewing selected transactions in the television broadcasting industry since 2011, focusing primarily on the transactions with a TEV greater than $1 billion, and also reviewed selected transactions in the media networks industry since 2013.

        Moelis reviewed announced transaction values of the selected television broadcasting transactions as a multiple of EBITDA for the average of the target companies' two-year EBITDA. If a precedent transaction occurred in the first half of a calendar year, the two-year average was calculated based on the prior calendar year and the current calendar year EBITDA, and, if a transaction occurred in the second half of a calendar year, the two-year average was calculated based on the current calendar year and one-year forward EBITDA. Financial data for the relevant transactions was based on publicly available information at the time of the announcement of the relevant transaction. The list of selected television broadcasting transactions, TEV of the target company, related multiple and resultant mean, median, high and low multiples for the selected television broadcasting transactions are as follows:

Annc. Date	Target	Acquirer	TEV (millions)	TEV/2-Year Avg. EBITDA
January 2016	Media General, Inc.	Nexstar Broadcasting Group, Inc.	$4,480	9.5x
September 2015	Meredith Corporation	Media General, Inc.	$3,259	9.2x
March 2014	LIN Media, LLC	Media General, Inc.	$2,513	11.1x
July 2013	Allbritton Communications Company	Sinclair Broadcast Group, Inc.	$1,035	10.6x
July 2013	Local TV Holdings, LLC	Tribune Media Company	$2,725	9.4x
June 2013	Belo Corp.	Gannett Co., Inc.	$2,185	9.0x
June 2013	Young Broadcasting, Inc.	Media General, Inc.	$585	7.4x
April 2013	Fisher Communications, Inc. (20 stations)	Sinclair Broadcast Group, Inc.	$355	13.8x
February 2013	Barrington Broadcasting Group LLC (18 stations)	Sinclair Broadcast Group, Inc.	$370	7.8x
November 2011	Freedom Communications, Inc. (Broadcast Assets)	Sinclair Broadcast Group, Inc.	$385	9.0x
Mean				9.7x
Median				9.3x

        Moelis also reviewed announced transaction values of the selected media networks transactions as a multiple of EBITDA for the target companies' latest 12 months. Financial data for the relevant transactions was based on publicly available information at the time of the announcement of the relevant transaction. The list of selected media networks transactions, TEV of the target company, related multiple (to the extent available) and resultant mean, median, high and low multiples for the selected media networks transactions are as follows:

Annc. Date	Target	Acquirer	TEV (millions)	TEV/EBITDA
June 2016	Starz	Lions Gate Entertainment Corp.	$4,514	11.0x
March 2016	Crown Media Holdings Inc.	Hallmark Cards, Inc.	$2,088	10.1x
February 2016	The Travel Channel, LLC	Scripps Network Interactive, Inc.	$283	6.6x
January 2016	The Tennis Channel, Inc.	Sinclair Broadcast Group, Inc.	$285	nm	(1)
October 2013	Chellomedia	AMC Networks International LLC	$1,035	10.1
Mean				9.5x
Median				10.1x

(1)
Target multiple was not available. However, Sinclair reported a pro forma EBITDA of $60 million implying a 4.8x buyer multiple (reflecting the benefit of operating synergies and acquired tax benefits).

        In reviewing the characteristics of the selected transactions for purposes of determining a reference range, Moelis noted that WGNA is a single cable channel network without the scale of the public companies in the selected media networks transactions, and WGNA's subscriber reach is less than the fully-distributed cable networks owned by such public companies in the selected media networks transactions and WGNA is currently undergoing a strategic shift in programming strategy away from original content. Moelis also noted that TVFN's two primary channels are widely distributed and have a strong core of original programming. Additionally, while it is difficult to quantify a discount that should be applied to the reference range for TVFN in light of Tribune's limited minority rights and a lack of liquidity in the TVFN equity position, Moelis believed that such factors would likely cause a buyer to apply a significant discount. Finally, with respect to reference ranges applied to both WGNA and TVFN, Moelis noted that it would be appropriate to apply a wider range due to a relatively limited set of relevant media networks transactions.

        In light of the foregoing review and based on its professional judgment and experience, to calculate Tribune's implied core value, Moelis applied (i) a range of selected multiples derived from the selected television broadcasting transactions of 9.0x to 11.0x to the two-year average EBITDA for calendar years 2016 and 2017 (estimated) (pro forma for normalizing below-market FOX affiliate fees), (ii) a range of selected multiples derived from the media networks transactions of 6.0 to 9.0x to the EBITDA for 2017 (estimated) for Tribune's WGNA business (pro forma for the cancellation of Outsiders), (iii) a range of selected multiples derived from the selected media networks transactions of 8.0x to 11.0x to the estimated March 31, 2017 TVFN cash distributions as a proxy for EBITDA received by Tribune, and (iv) a range of selected multiples of 8.7x to 10.9x, derived from weighting the multiples derived in (i) and (ii) with the pro-rata EBITDA contribution of Tribune's TV broadcasting and WGNA businesses, to certain to certain of Tribune's corporate expenses for 2017 (estimated) (excluding real estate EBITDA attributable to planned non-operating real estate dispositions).

        After calculating Tribune's implied core value, Moelis calculated Tribune's implied TEV by adding (i) the net present value (discounted at 8.5%) of spectrum proceeds expected to be received in the third quarter of 2017 according to Tribune management, (ii) the net present value (discounted at 8.5%) of after-tax proceeds for Tribune's minority stake in CareerBuilder based on the latest transaction information available to Tribune management, (iii) the net present value (discounted at 8.5%) of non-operating real estate planned to be sold in 2017, 2018 and 2019 based on Tribune management's estimates, (iv) the net present value (discounted at 8.5%) of the after-tax, incremental cash benefit associated with below-market FOX affiliate fees, and (v) after-tax value of certain other assets, including Tribune's 5% stake in the Chicago Cubs. After calculating Tribune's TEV, Moelis calculated Tribune's equity value by subtracting (i) net debt (per Tribune's balance sheet dated March 31, 2017), (ii) tax-effected pension liability and medical, life and other benefits (per Tribune's balance sheet dated March 31, 2017), and (iii) the deferred tax liability of the Chicago Cubs (per Tribune's 2016 10-K). This analysis indicated an implied per share reference range of approximately $35.30 to $51.47 per share of Tribune common stock, as compared to $43.50 per share merger consideration.

        Discounted Cash Flow Analysis of Tribune.    Moelis performed a discounted cash flow analysis, which we refer to as the "DCF analysis," of Tribune using financial forecasts and other information and data provided by Tribune's management to calculate the present value of the estimated value of (i) the estimated future unlevered free cash flows to be generated by Tribune's TV&E, which includes WGNA because, Moelis noted, WGNA benefits from being part of the larger Tribune TV&E segment and (ii) the expected cash distributions to be received by Tribune for TVFN. Moelis's calculation of Tribune TV&E's unlevered free cash flow did not adjust for the non-deductibility of WGNA amortization and certain real estate capital expenditures, and Moelis's calculation of TVFN cash distributions did not reflect the tax associated with Tribune's portion of attributable net income of TVFN, the effects of each of which are set forth in "Transaction Summary—Tribune Management's Unaudited Prospective Financial Information—Summary of Tribune Projections—Revised TV&E Unlevered Free Cash Flow and TVFN Cash Distributions" beginning on page 107. In performing the DCF analysis of Tribune TV&E's unlevered free cash flows, Moelis utilized a range of discount rates of 8.0% to 9.5% based on an estimated weighted average cost of capital, which we refer to as "WACC," using the capital asset pricing model to review an estimated WACC for the TV Broadcasting Group and Media Networks Group of selected companies described above under "Transaction Summary—Opinions of Tribune's Financial Advisors—Moelis & Company LLC—Selected Publicly Traded Companies Analysis of Tribune" beginning on page 76, and used a size premium applicable to Tribune. The foregoing range of discount rates was used to calculate estimated present values of (i) Tribune's TV&E estimated after-tax unlevered free cash flows for April 2017 through December 2021, and (ii) a range of estimated terminal values derived by growing the average of the projected 2020 and 2021 unlevered after-tax free cash flows at an annual rate of 0.73% to 1.73% into perpetuity. The terminal growth rate range of 0.73% to 1.73% was determined by EBITDA weighting the 2021 TV broadcasting EBITDA with a terminal growth rate range of 1.0% to 2.0% and the 2021 WGNA EBITDA with a terminal growth rate range of 0.0% to 1.0%. In performing the DCF analysis of TVFN's cash distributions, Moelis utilized a range of discount rates of 11.5% to 14.0% (based on estimated cost of equity) to calculate estimated present values of (i) TVFN's cash flow distributions for April 2017 through December 2021, and (ii) a range of estimated terminal values derived by growing the average of the projected TVFN 2021 cash distribution at an annual rate of 1.0% to 2.0% into perpetuity. This analysis indicated an implied per share reference range of approximately $34.90 to $55.30 per share of Tribune common stock, as compared to the $43.50 per share merger consideration. As Moelis confirmed to the Tribune board on June 24, 2017, such adjustments to Tribune TV&E's unlevered free cash flow and TVFN cash distributions discussed in "Transaction Summary—Tribune Management's Unaudited Prospective Financial Information—Summary of Tribune Projections—Revised TV&E Unlevered Free Cash Flow and TVFN Cash Distributions" beginning on page 107 would have generally reduced unlevered free cash flows and TVFN cash distributions and, as such, would not have changed the conclusion set forth in Moelis's opinion as of the date such opinion was delivered.

  Other Information

        Moelis also noted for the Tribune board certain additional factors that were not utilized by Moelis in its financial analysis with respect to its opinion but were provided for informational purposes.

        Selected Publicly Traded Companies Analysis of Sinclair.    Moelis reviewed financial and stock market information of the following selected public companies within the television broadcasting industry:

Nexstar Media Group, Inc.
Gray Television, Inc.
The E.W. Scripps Company
TEGNA Inc.

        Financial data for the selected companies was based on Wall Street research analyst consensus forecasts, public filings and other publicly available information and included, as appropriate, pro forma adjustments for acquisitions or other material corporate events. Although none of the selected companies is directly comparable to Sinclair, the companies included were selected because they are companies that, for purposes of analysis, had certain characteristics that may be considered reasonably comparable to Sinclair.

        Moelis reviewed, among other things, the TEV of the selected companies as a multiple of two-year average EBITDA as estimated for calendar years 2016 and 2017 (estimated). In line with TV broadcasting industry practice, two-year average EBITDA is used for valuation purposes to account for the regular annual variations in cash flow due to the biannual election cycle and associated political advertising revenue. The following table summarizes the results of the analysis of the selected companies:

TEV/Pro Forma Adjusted Avg CY 2016—CY 2017E EBITDA
Nexstar Media Group, Inc.	8.4x
Gray Television, Inc.	8.4x
The E.W. Scripps Company	12.3x
TEGNA Inc.	8.1x

        In reviewing the characteristics of the selected companies for purposes of determining a reference range, Moelis noted that Nexstar and Gray Television derive a vast majority of their revenue from television broadcasting stations, and that E.W. Scripps and TEGNA are diversified into non-broadcast businesses with E.W. Scripps generating 15% of its revenue from non-television businesses, including digital, and TEGNA generating 40% of its revenue from its digital segments, including Cars.com and CareerBuilder. Moelis did not include Tribune in the selected companies analysis because its share price has been affected by rumors of an acquisition and a strategic alternatives process since the first quarter of 2016. Finally, Moelis noted that recent trading prices for ad-supported businesses had declined in recent days prior to May 7, 2017 as a result of a softer advertising market and lower than expected first quarter performances, and that Moelis did not have access to updated Wall Street projections to reflect such developments resulting in a downward trend in implied trading multiples.

        In light of the foregoing review and based on its professional judgment and experience, in calculating Sinclair's TEV, Moelis applied a range of selected multiples derived from the selected companies of 8.0x to 9.0x to the two-year average EBITDA for calendar years 2016 and 2017 (estimated) for Sinclair's television broadcasting. Once Sinclair's TEV was calculated, Moelis calculated Sinclair's equity value by subtracting (i) debt, minority interest and tax-effected pension liability (per Sinclair's 2016 Annual Report on Form 10-K for the year ended December 31, 2016) and (ii) adding cash, cash equivalents and equity investments (per Sinclair's balance sheet dated March 31, 2017). This analysis indicated an implied per share reference range of approximately $39.22 to $47.77 per share of Sinclair common stock, as compared to the $36.95 closing price of Sinclair common stock on May 5, 2017.

        Discounted Cash Flow Analysis of Sinclair.    Moelis performed a DCF analysis of Sinclair using financial forecasts and other information and data provided by Sinclair's management for April 2017 through December 2020 to calculate the present value of the estimated future unlevered free cash flows projected to be generated by Sinclair. In performing the DCF analysis of Sinclair, Moelis utilized a range of discount rates of 8.0% to 9.5% based on an estimated WACC using the capital asset pricing model to review an estimated WACC for the selected public companies described above under "Transaction Summary—Opinions of Tribune's Financial Advisors—Moelis & Company LLC—Selected Publicly Traded Companies Analysis of Sinclair" beginning on page 81, and used a size premium applicable to Sinclair. The foregoing range of discount rates was used to calculate estimated present values of (i) Sinclair's estimated after-tax unlevered free cash flows for April 2017 through December 2020, and (ii) a range of estimated terminal values derived by growing the average of the projected 2019 and 2020 unlevered after-tax free cash flows at an annual rate of 1.0% to 2.0% into perpetuity. This analysis indicated an implied per share reference range of approximately $45.30 to $73.50 per share of Sinclair common stock, as compared to the $36.95 closing price of Sinclair common stock on May 5, 2017.

        Additional Information.    Moelis also provided certain other additional information for the Tribune board for information purposes, including, among other things:

  •
  the historical closing trading prices for Tribune Class A common stock during certain periods ended May 5, 2017, which reflected the low and high stock prices of $27.80 per share to $40.70 per share for the one-year period ended May 5, 2017;

  •
  the historical closing trading prices for Sinclair common stock during certain periods ended May 5, 2017, which reflected the low and high stock prices of $24.80 per share to $42.90 per share for the one-year period ended May 5, 2017;

  •
  the share price targets for Tribune Class A common stock in publicly available Wall Street research analysts' reports published between March 1, 2017 and March 30, 2017, which indicated low and high stock price targets ranging from $35.00 per share to $42.00 per share;

  •
  the share price targets for Sinclair Class A common stock in publicly available Wall Street research analysts' reports published between February 22, 2017 and March 14, 2017, which indicated low and high stock price targets ranging from $40.00 per share to $51.00 per share;

  •
  the relative share price performance of Tribune Class A common stock (50.3%) compared to the average share price performance of selected television broadcasting companies (135.1%), selected diversified broadcasting companies (105.0%) and the S&P 500 (128.5%) during the thirty-six month period ended May 5, 2017;

  •
  the relative share price performance of Sinclair common stock (128.7%) compared to the average share price performance of selected television broadcasting companies (135.1%), selected diversified broadcasting companies (105.0%) and the S&P 500 (128.5%) during the thirty-six month period ended May 5, 2017;

  •
  a pro forma combined DCF analysis, using the financial forecasts and other information described in the summaries of the Tribune and Sinclair DCF analyses above and expected synergies provided by Sinclair management and other pro forma effects (utilizing (i) a WACC range of discount rates of 8.0% to 9.5% applied to Tribune TV&E cash flows of Sinclair and Tribune and (ii) a cost of equity range of discount rates of 11.5% to 14.0% applied to TVFN's cash flows), which illustrated a range of potential hypothetical values of the merger consideration per share of Tribune common stock of $45.28 per share to $55.90 per share;

  •
  illustrative pro forma trading information applying a range of selected trading multiples derived from blended trading multiples (weighting TEVs of Tribune and Sinclair), which illustrated a range of potential hypothetical values of the merger consideration per share of Tribune common stock of $44.17 per share to $47.69 per share; and

  •
  combined leverage analysis, using publicly available information and financial forecasts and other information provided by Tribune and Sinclair management and other pro forma effects, which illustrated a range of (i) pro forma net leverage as a multiple of two-year average EBITDA for calendar years 2016 and 2017 (estimated) of 5.1x to 5.2x and (ii) pro forma total leverage as a multiple of two-year average EBITDA for calendar years 2016 and 2017 (estimated) of 5.2x to 5.3x.

  Miscellaneous

        This summary of the analyses is not a complete description of Moelis's opinion or the analyses underlying, and factors considered in connection with, Moelis's opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis's opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

        No company or transaction used in the analyses described above is identical to Tribune, Sinclair or the merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Tribune, nor Moelis or any other person assumes responsibility if future results are materially different from those forecasts.

        The merger consideration was determined through arms' length negotiations between Tribune and Sinclair and was approved by the Tribune board. Moelis did not recommend any specific consideration to Tribune or the Tribune board, or that any specific amount or type of consideration constituted the only appropriate consideration for the merger.

        Tribune retained Moelis as its financial advisor in connection with Tribune's review of strategic and financial alternatives and various potential transactions related thereto (including the merger). In selecting Moelis as its financial advisor, Tribune considered that, among other things, Moelis is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the overall media sector and the broadcast television sub-sector. Moelis, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin offs/split-offs, restructurings, and securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

        Moelis acted as co-financial advisor to Tribune in connection with the merger and will receive a fee for its services, currently estimated to be approximately $22.9 million in the aggregate, $3.5 million of which became payable in connection with the delivery of its opinion, regardless of the conclusion reached therein, and the remainder of which is contingent upon completion of the merger. In addition, Tribune has agreed to indemnify Moelis for certain liabilities arising out of its engagement.

        Moelis's affiliates, employees, officers and partners may at any time own securities of Tribune or Sinclair. Moelis has provided investment banking and other services to Sinclair and Oaktree unrelated to the merger and has received, and may in the future receive, compensation for such services. In the past two years prior to the date of the opinion, Moelis, among other things, (i) has acted as co-manager on three senior notes offerings or common stock offerings of Sinclair in March 2016, August 2016 and March 2017, (ii) has acted as financial advisor to Sinclair in its evaluation of an FCC incentive auction, for which an engagement commenced in October 2015 and for which all work was completed in February 2016, (iii) has acted as financial advisor on a general advisory assignment in May 2015 for Sinclair, but for which Moelis received no fees and no transaction occurred, (iv) has been engaged as a financial advisor to four portfolio companies of Oaktree or its affiliate, but have not invoiced any fees in connection with such engagements, (v) has acted as a restructuring advisor to certain committees of creditors in which Oaktree or its affiliate was a member of such committees, (vi) has acted as a restructuring advisor to an ad hoc group of creditors in which Oaktree or its affiliate was a member of such ad hoc group, (vii) has acted as a restructuring advisor to a company in which Oaktree or its affiliate is a major equity owner, (viii) has acted as financial advisor to a company in which Oaktree or its affiliate was a significant equity owner in April 2017, (ix) has acted as a co-manager for an offering of debt securities for a portfolio company of Oaktree or its affiliate in March, 2016, (x) has acted as a financial advisor to a company in which Oaktree or its affiliate was a minority equity owner in December, 2015, (xi) has acted as a financial advisor to a portfolio company of Oaktree or its affiliate in August, 2015, and (xii) has acted as a financial advisor to a portfolio company of Oaktree or its affiliate in April, 2015 in connection with a sale transaction. In connection with the foregoing items (i) through (ii), Moelis received fees in the aggregate of approximately $1,200,000 from Sinclair, and is entitled to receive an additional $2,900,000 from Sinclair in connection with the transactions described in item (ii) above. In connection with the foregoing items (iv) through (xi), Moelis received fees in the aggregate of approximately $24,950,000. In addition, Moelis is entitled to receive an additional $14,120,000 upon the closing of the transaction described in item (xii) above. Other than $6,440,000 in fees received in connection with the Gracenote transaction, Moelis has not received fees from Tribune in the two years prior to the date of Moelis's opinion.

        In addition, two of the Moelis Managing Directors working on the Tribune matter previously worked with Chris Ripley, the Chief Executive Officer, of Sinclair at two previous investment banks. One of such Moelis Managing Directors is an owner of unrelated private businesses where Mr. Ripley is a minority equity partner. Such Moelis Managing Directors actively cover Sinclair as a potential

Moelis client. The foregoing relationships were disclosed to the Tribune board by Moelis on May 4, 2017.

        On May 24, 2017, Moelis disclosed to the Tribune board that Sinclair has asked Moelis to act as a financial advisor to Sinclair in connection with Sinclair's possible divestiture of certain assets of Sinclair or Tribune as contemplated by the merger agreement, which we refer to as the "station divestitures engagement." Moelis discussed with the Tribune board, among other things, that: (1) Moelis did not have any discussions with Sinclair concerning the station divestitures engagement prior to May 11, 2017, (2) Moelis believed that the station divestitures engagement will benefit the Tribune shareholders because (i) Moelis has substantial experience and expertise selling television broadcast stations and is well positioned to facilitate any station divestiture that may be required to obtain regulatory approval for the merger, and (ii) Moelis will provide the Tribune board with regular updates on the status of the station divestitures giving Tribune and the Tribune board increased visibility. Moelis also agreed that, as a condition to the Tribune board approving the engagement, Moelis would undertake additional specified safeguards to avoid potential conflicts of interest, including by (i) terminating the engagement with Sinclair at the request of the Tribune board in the event of the receipt of a Company Acquisition Proposal (as defined in the merger agreement) or in the event of a Company Adverse Recommendation Change (as defined in the merger agreement) or any similar event determined in the discretion of the Tribune board and (ii) notifying Tribune of any circumstance relating to the Sinclair engagement that Moelis believes would be reasonably likely to give rise to a conflict of interest between Tribune and Sinclair and to refrain from taking any action with respect to such matter until Moelis has taken steps to resolve such conflict that are reasonably satisfactory to Tribune. Moelis also agreed not to disclose any confidential information regarding Tribune to Sinclair. On May 30, 2017, the Tribune board met to discuss the proposed engagement of Moelis by Sinclair in connection with the proposed station divestitures, and the Tribune board subsequently reviewed a draft of the engagement letter to be executed by Sinclair and Moelis. On June 19, 2017, based on the terms and conditions described above and set forth in a final draft of the engagement letter, the Tribune board approved the engagement and Moelis proceeded to execute the engagement letter approved by the Tribune board.

  Guggenheim Securities, LLC

  Overview

        Tribune retained Guggenheim Securities as its financial advisor in connection with Tribune's review of strategic and financial alternatives and various potential transactions related thereto (including the merger). In selecting Guggenheim Securities as its financial advisor, Tribune considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the overall media sector and the broadcast television sub-sector. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

        At the May 7, 2017 meeting of the Tribune board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Tribune board that, as of May 7, 2017 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the merger consideration was fair, from a financial point of view, to the Tribune shareholders (excluding Sinclair and its affiliates).

        This description of Guggenheim Securities' opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex D to this proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities' written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities' written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

        In reading the discussion of Guggenheim Securities' opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith):

  •
  was provided to the Tribune board (in its capacity as such) for its information and assistance in connection with its evaluation of the merger consideration;

  •
  did not constitute a recommendation to the Tribune board with respect to the merger;

  •
  does not constitute advice or a recommendation to any Tribune shareholder as to how to vote or act in connection with the merger or otherwise;

  •
  did not address Tribune's underlying business or financial decision to pursue the merger, the relative merits of the merger as compared to any alternative business or financial strategies that might exist for Tribune, the financing of the merger or the effects of any other transaction in which Tribune might engage;

  •
  addressed only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to the Tribune shareholders (excluding Sinclair and its affiliates) to the extent expressly specified in such opinion;

  •
  expressed no view or opinion as to (i) any other term, aspect or implication of (a) the merger or the merger agreement (including, without limitation, the form or structure of the merger) or (b) any shareholder voting agreement, other agreement, transaction document or instrument contemplated by the merger agreement or to be entered into or amended in connection with the merger, (ii) any term, aspect or implication of Sinclair's debt commitment letters or (iii) the fairness, financial or otherwise, of the merger to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Tribune or Sinclair;

  •
  did not address the individual circumstances of specific holders of Tribune's securities (including stock options and warrants) with respect to rights or aspects which may distinguish such holders or Tribune's securities (including stock options and warrants) held by such holders, (ii) did not address, take into consideration or give effect to any rights, preferences, restrictions or limitations or other attributes of any such securities (including stock options and warrants) and (iii) did not in any way address proportionate allocation or relative fairness;

  •
  expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Tribune's or Sinclair's directors, officers or employees, or any class of such persons, in connection with the merger relative to the merger consideration or otherwise; and

  •
  did not constitute a solvency opinion or a fair value opinion, and Guggenheim Securities did not evaluate the solvency or fair value of Tribune, Sinclair or any other entity under any relevant laws relating to bankruptcy, insolvency or similar matters.

        In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

  •
  reviewed a draft of the merger agreement dated as of May 7, 2017;

  •
  reviewed certain publicly available business and financial information regarding each of Tribune and Sinclair;

  •
  reviewed certain non-public business and financial information regarding Tribune's businesses and prospects (including the Tribune Projections as defined in "Transaction Summary—Tribune Management's Unaudited Prospective Financial Information" beginning on page 105), all as prepared and provided to Guggenheim Securities by Tribune's senior management;

  •
  reviewed certain non-public business and financial information regarding Sinclair's businesses and prospects (including certain financial projections for Sinclair for the years ended December 31, 2017 through December 31, 2020), all as prepared and provided to Guggenheim Securities by Sinclair's senior management;

  •
  reviewed certain estimated operating synergies and other combination benefits, dis-synergies and estimated costs to achieve the same (which we refer to as "synergy estimates" or "synergies") expected to result from the merger, all as prepared and provided to Guggenheim Securities by Sinclair's senior management and discussed with Tribune's senior management;

  •
  discussed with each of Tribune's senior management and Sinclair's senior management their strategic and financial rationale for the merger as well as their views of Tribune's and Sinclair's respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the broadcast television sector;

  •
  reviewed the historical prices, trading multiples and trading activity of the Tribune Class A common stock and the Sinclair Class A common stock;

  •
  compared the financial performance of Tribune and Sinclair and the trading multiples and trading activity of the Tribune Class A common stock and the Sinclair Class A common stock with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating Tribune and Sinclair;

  •
  reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the merger;

  •
  performed discounted cash flow analyses based on the Tribune Projections, the financial projections for Sinclair and the synergy estimates, in each case as furnished to Guggenheim Securities by Tribune and Sinclair (as the case may be); and

  •
  conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

        With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

  •
  Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) furnished by or discussed with Tribune or Sinclair or obtained from public sources, data suppliers and other third parties.

  •
  Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial projections, synergy estimates, other estimates and other forward-looking information or the assumptions upon which they are based and (iii) relied upon the assurances of Tribune's senior management and Sinclair's senior management (as the case may be) that they were unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to any (i) financial projections, synergy estimates, other estimates and other forward-looking information furnished by or discussed with Tribune or Sinclair, (a) Guggenheim Securities was advised by Tribune's senior management and Sinclair's senior management (as the case may be), and Guggenheim Securities assumed, that such financial projections, synergy estimates, other estimates and other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Tribune's senior management and Sinclair's senior management (as the case may be) as to the expected future performance of Tribune and Sinclair (as the case may be), the expected amounts and realization of such synergies (and Guggenheim Securities assumed that such synergies will be realized in the amounts and at the times projected) and the corporate income tax rates applicable to such financial projections, synergy estimates, other estimates and other forward-looking information and (b) Guggenheim Securities assumed that the financial projections, synergy estimates, other estimates and other forward-looking information utilized in the course of performing its reviews and analyses for rendering its opinion had been reviewed by the Tribune board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

        Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

  •
  During the course of its engagement, Guggenheim Securities was asked by the Tribune board to solicit indications of interest from various potential strategic and private equity acquirors regarding a potential transaction with Tribune, and Guggenheim Securities considered the results of such solicitation in rendering its opinion.

  •
  Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Tribune, Sinclair or any other entity or the solvency or fair value of Tribune, Sinclair or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

  •
  Guggenheim Securities' professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities' opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Tribune, Sinclair and their respective other advisors with respect to such matters. Tribune's senior management and Sinclair's senior management advised Guggenheim Securities that all tax-affected financial projections, synergy estimates, other estimates and other forward-looking information reflect the current U.S. federal corporate income tax regime pursuant to the Internal Revenue Code of 1986, as amended, which we refer to as the "Code"; at the direction of the Tribune board and senior management, Guggenheim Securities did not consider or analyze the impacts of any potential or proposed reform thereof in connection with its opinion and analyses. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the merger to Tribune, Sinclair or their respective security holders.

  •
  Guggenheim Securities further assumed that:

  •
  In all respects meaningful to Guggenheim Securities' analyses, (i) the final executed form of the merger agreement would not differ from the draft that Guggenheim Securities had reviewed, (ii) Tribune, Sinclair and Merger Sub will comply with all terms of the merger agreement and (iii) the representations and warranties of Tribune, Sinclair and Merger Sub contained in the merger agreement were true and correct and all conditions to the obligations of each party to the merger agreement to consummate the merger will be satisfied without any waiver, amendment or modification thereof; and

    •
    The merger will be consummated in a timely manner in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Tribune, Sinclair, the merger or its contemplated benefits in any way meaningful to Guggenheim Securities' analyses or opinion.

  •
  Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the Tribune Class A common stock, the Tribune Class B common stock or other securities of Tribune and the Sinclair Class A common stock and other securities of Sinclair may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the merger.

  Summary of Financial Analyses

  Overview of Financial Analyses

        This "Summary of Financial Analyses" presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Tribune board in connection with Guggenheim Securities' rendering of its opinion. Such presentation to the Tribune board was supplemented by Guggenheim Securities' oral discussion, the nature and substance of which may not be fully described herein.

        Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities' financial analyses.

        The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities' view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities' opinion.

        In arriving at its opinion, Guggenheim Securities:

  •
  based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of Tribune, Sinclair and Guggenheim Securities;

  •
  did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

  •
  considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

  •
  ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view, of the merger consideration to the Tribune shareholders (excluding Sinclair and its affiliates) to the extent expressly specified in such opinion.

        With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

  •
  Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

  •
  None of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the merger, and none of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to Tribune or Sinclair; however, such transactions and companies were selected by Guggenheim Securities, among other reasons, because they involved target companies or represented publicly traded companies which may be considered broadly similar, for purposes of Guggenheim Securities' financial analyses, to Tribune and Sinclair based on Guggenheim Securities' familiarity with the overall media sector and the broadcast television sub-sector in the U.S.

  •
  In any event, selected precedent merger and acquisition transactions analysis and selected publicly traded companies analysis are not mathematical; rather, such analyses involve complex considerations and judgments concerning the differences in business, financial, operating and capital markets-related characteristics and other factors regarding the selected precedent merger and acquisition transactions to which the merger was compared and the selected publicly traded companies to which Tribune and Sinclair were compared.

  •
  Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

        As described in the sections entitled "Transaction Summary—Background of the Transaction" beginning on page 57 and "Transaction Summary—Tribune Management's Unaudited Prospective Financial Information—Summary of Tribune Projections" beginning on page 106, subsequent to the rendering of its opinion, Guggenheim Securities determined that certain of the calculations made by Guggenheim Securities of unlevered free cash flow for Tribune's Television and Entertainment ("TV&E") business and Tribune's cash distributions from TVFN utilized in its financial analyses did not accurately reflect the financial projections and assumptions that Tribune management had provided to it. Specifically, Guggenheim Securities' original calculation of TV&E UFCF differed from the financial projections and assumptions that Tribune management had provided to it in that it reflected (i) a deduction made by Guggenheim Securities for a non-cash pension credit, (ii) the use of 75% of the full year 2017 projections, rather than the use of quarterly projections for the last three quarters of 2017, and (iii) certain adjustments to annual changes in working capital. In addition, Guggenheim Securities original calculation of TVFN cash distributions differed from the financial projections and assumptions that Tribune management had provided to it in that it reflected the use of 75% of the full year 2017 projections, rather than the use of quarterly projections for the last three quarters of 2017. Guggenheim Securities recalculated its discounted cash flow and dividend discount analyses on the basis of the revised unlevered free cash flow for Tribune's TV&E business and Tribune's cash distributions from TVFN (which we refer to, collectively, as the "revised unlevered free cash flow"). Guggenheim Securities indicated to the Tribune board on June 24, 2017 that the adjustments reflected in its revised financial analyses were immaterial to Guggenheim Securities' financial analyses, taken as a whole, and confirmed to the Tribune board that the recalculated financial analyses would not have changed the conclusion set forth in Guggenheim Securities' opinion as of the date it was delivered.

  Certain Definitions

        Throughout this "Summary of Financial Analyses," the following financial terms are used in connection with Guggenheim Securities' various financial analyses:

  •
  Average EBITDA: Means the average EBITDA (as defined below) for the relevant company over the indicated period of time, which financial metric is intended to smooth out the impact of the U.S. bi-annual election year cycle on the U.S. broadcast television sector.

  •
  CY: means calendar year.

  •
  DCF: means discounted cash flow.

  •
  DDM: means dividend discount model.

  •
  EBITDA: means the relevant company's operating earnings (after deduction of stock-based compensation) before interest, taxes, depreciation and amortization.

  •
  EBITDA multiple: represents the relevant company's enterprise value (as defined below) divided by its Average EBITDA (except with respect to WGNA, Tribune's TVFN Stake and Scripps Networks Interactive, Inc. ("SNI"), where EBITDA was utilized in lieu of Average EBITDA).

  •
  Enterprise value: represents (i) the relevant company's equity value (as defined below) plus (ii)(a) the principal or face amount of total debt and non-convertible preferred stock and certain other debt-like items and (b) the estimated fair market value or book value (as available) of any non-controlling/minority interests less (iii)(w) cash, cash equivalents, short- and long-term marketable investments and certain other cash-like items, (x) the estimated fair market value or book value (as available) of any non-consolidated investments, (y) the estimated net present value of any tax-related net operating losses and (z) the estimated fair market value or book value (as available) of any non-cash generating assets.

  •
  Equity value: represents the relevant company's (i) gross equity value as calculated (a) based on outstanding common shares plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants times (b) the relevant company's stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

  •
  LTM: means latest twelve months.

  •
  NTM: means next twelve months.

  •
  Unlevered free cash flow: means the relevant company's after-tax unlevered operating cash flow minus capital expenditures.

  Recap of Merger-Implied Financial Metrics

        Guggenheim Securities calculated the headline/nominal value of the merger consideration to be $43.50 per share of Tribune common stock based on (i) $35.00 per share in cash plus (ii) $8.50 per share in Sinclair Class A common stock (calculated based on the exchange ratio and the closing price of the Sinclair Class A common stock of $36.95 on May 5, 2017).

        Guggenheim Securities further calculated various merger-implied premia and multiples as outlined in the table below. With respect to the merger-implied premia, Guggenheim Securities noted that there had been various events that had contributed to the significant run-up in the observed market prices of the Tribune Class A common stock during the six months preceding the execution of the merger agreement, including (i) the results of the U.S. presidential election on November 8, 2016 (which was perceived by many investors as being favorable to potential consolidation in the media sector generally and the broadcast television sub-sector specifically), (ii) widely disseminated public rumors and speculation beginning on March 1, 2017 regarding Sinclair's potential interest in an acquisition of Tribune, (iii) the announcement on April 20, 2017 that the FCC would be reinstating the so-called "UHF discount" and (iv) widely disseminated public rumors and speculation beginning on April 30, 2017 regarding FOX/The Blackstone Group L.P.'s potential interest in a joint acquisition of Tribune.

Merger-Implied Premia and Multiples

Headline/Nominal Value of Merger Consideration	$43.50

Merger-Implied Premium/(Discount) Relative to Tribune Class A Common Stock Prices as of Various Dates	Tribune Class A Common Stock Price
As of 2/28/17 (Pre Sinclair/Tribune Rumor):
Spot Closing Stock Price	$34.52	26.0%
20-Day Average Stock Price	31.51	38.1
40-Day Average Stock Price	30.42	43.0
60-Day Average Stock Price	29.90	45.5
52-Week High Stock Price	34.72	25.3
52-Week Low Price	25.09	73.4
As of 4/28/17 (Pre FOX/Blackstone/Tribune Rumor):
Spot Closing Stock Price	36.56	19.0
20-Day Average Stock Price	37.39	16.3
As of 5/05/17 (Then-Current):
Spot Closing Stock Price	40.29	8.0
20-Day Average Stock Price	37.82	15.0

Merger-Implied Enterprise Value/EBITDA
CY16A/CY17E—Tribune Management Estimates	10.4x

        In order to assess the merger-implied EBITDA multiples with respect to Tribune's TV&E business, which is comprised of Tribune's local broadcast television stations (which we refer to as "Tribune Local TV") and WGNA, Guggenheim Securities performed a sensitivity analysis based on Tribune's merger-implied enterprise value excluding a range of illustrative values for Tribune's non-controlling/minority stake (which we refer to as "Tribune's TVFN Stake") in TVFN as outlined in the table below:

Tribune TV&E Merger-Implied EBITDA Multiples(1)

	Illustrative Value of Tribune's TVFN Stake(2) ($ millions)
	$1,500		$1,650		$1,800
Tribune's TVFN Stake at Indicated Value	11.5	x	11.1	x	10.8	x
Tribune's TVFN Stake at Illustrative 25% Discount(3)	12.4		12.1		11.9

(1)
Based on the sum of Tribune Local TV's Average EBITDA for CY16A/CY17E and WGNA's EBITDA for CY17E derived from the Tribune Projections.

(2)
Range of illustrative values for Tribune's TVFN Stake was selected by Guggenheim Securities based on its analyses of Tribune's TVFN Stake as outlined elsewhere herein.

(3)
Illustrative 25% discount based on various factors, including that (a) Tribune's TVFN Stake constitutes a non-controlling/minority interest with limited governance and liquidity rights and (b) any potential sale Tribune's TVFN Stake most likely would trigger a meaningful corporate-level taxable gain for Tribune.

        Among other things, Guggenheim Securities noted that the foregoing Tribune TV&E merger-implied EBITDA multiples were at or above the high end of the transaction-related EBITDA multiples observed in the selected precedent merger and acquisition transactions outlined elsewhere herein.

  Tribune Change-of-Control Financial Analyses—Overall Company

        Overview of Analytical Approach.    Based on the nature of Tribune's businesses and assets, Guggenheim Securities performed all of its change-of-control financial analyses with respect to Tribune on a sum-of-the-parts basis. Utilizing the valuation methodologies described elsewhere herein, Guggenheim Securities separately analyzed Tribune TV&E, Tribune's TVFN Stake and Tribune's other businesses, assets and liabilities in order to arrive at an estimate of Tribune's stand-alone enterprise value pursuant to each valuation methodology. In each such case, Guggenheim Securities then calculated Tribune's stand-alone equity value by (i) adding to its stand-alone enterprise value (a) cash, cash equivalents, short-and long-term marketable investments and certain other cash-like items as of March 31, 2017, (b) the estimated fair market value or book value (as available) of any non-consolidated investments and (c) the estimated fair market value or book value (as available) of any non-cash generating assets and (ii) subtracting from its stand-alone enterprise value (a) the principal amount of total debt as of March 31, 2017, (b) the estimated fair market value or book value (as available) of any non-controlling/minority interests and (c) certain other corporate liabilities. Guggenheim Securities then calculated Tribune's stand-alone equity value on a per share basis by dividing Tribune's stand-alone equity value by the number of fully diluted shares of Tribune common stock.

        Based on guidance from and information provided by Tribune's senior management, Guggenheim Securities included the following items, among others, in its calculation of Tribune's stand-alone equity value: (i) additions with respect to certain cash-like items including (a) the net present value of the estimated after-tax proceeds from the potential sale of certain of Tribune's non-core real estate assets, (b) the net present value of the estimated after-tax proceeds from the potential sale of Tribune's non-controlling/minority stake in CareerBuilder and (c) the net present value of the expected after-tax proceeds from the recent sale of certain of Tribune's broadcast television spectrum in the recent incentive broadcast television spectrum auction conducted by the FCC and (ii) deductions for certain corporate liabilities including (a) Tribune's estimated after-tax pension obligations and (b) Tribune's potential income tax liability in connection with its transaction involving New Cubs LLC.

        Recap of Tribune Change-of-Control Financial Analyses—Overall Company.    In evaluating Tribune in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow and dividend discount analyses (as applicable), selected precedent merger and acquisition transactions analysis and selected publicly traded companies analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed certain historical trading price ranges for the shares of Tribune Class A common stock and Wall Street equity research analysts' price targets for the shares Tribune Class A common stock.

Recap of Tribune Change-of-Control Financial Analyses

Headline/Nominal Value of Merger Consideration	$43.50
Illustrative Pro Forma Market-Based Value of Merger Consideration(1)	42.90
Illustrative Pro Forma DCF-Based Value of Merger Consideration(2)(3)	50.45

	Reference Range for Tribune on a Change-of-Control Basis
Primary Financial Analyses	Low	High
Discounted Cash Flow/Dividend Discount Analyses:
Tribune Management Estimates for Tribune (including WGNA)(4)	$31.73	$53.31
Tribune Management Estimates for Tribune (excluding WGNA) + Wall Street Equity Research Estimates for WGNA(5)	24.81	43.53
Selected Precedent M&A Transactions Analysis	36.39	47.59
Selected Publicly Traded Companies Analysis	29.26	34.87

For Informational Reference Purposes
Tribune Class A Common Stock Unaffected Price Range During the 60 Days Prior to 2/28/17	$30.00	$34.50
Tribune Class A Common Stock 52-Week Low/High Price Range:
Prior to 2/28/17	25.09	34.72
Then-Current as of 5/05/17	25.09	40.29
Wall Street Equity Research Stock Price Targets for Tribune Class A Common Stock:
Prior to 2/28/17	27.00	38.00
Then-Current as of 5/05/17	35.00	40.00

(1)
See "Transaction Summary—Opinions of Tribune's Financial Advisors—Guggenheim Securities, LLC—Illustrative/Hypothetical Merger Consideration Sensitivity Analysis—Market Value Approach" beginning on page 102 below.

(2)
See "Transaction Summary—Opinions of Tribune's Financial Advisors—Guggenheim Securities, LLC—Illustrative/Hypothetical Merger Consideration Sensitivity Analysis—DCF-Based Approach" beginning on page 103 below.

(3)
$51.04 utilizing the revised unlevered free cash flow.

(4)
$34.85 and $57.52 utilizing the revised unlevered free cash flow.

(5)
$27.80 and $47.61 utilizing the revised unlevered free cash flow.

        Guggenheim Securities noted that the headline/nominal value of the merger consideration (i.e., $43.50), the illustrative pro forma market-based value of the merger consideration (i.e., $42.90) and the illustrative pro forma DCF-based value of the merger consideration (i.e., $50.45 ($51.04 utilizing the revised unlevered free cash flow)) all compared favorably with each of the primary financial analyses summarized above.

        Illustrative Tribune DCF/DDM-Based Sum-of-the-Parts Analyses.    In order to highlight the sensitivity of its illustrative discounted cash flow analyses of Tribune TV&E vis-à-vis the projected financial performance of WGNA, Guggenheim Securities performed illustrative sum-of-the parts analyses based on (i) discounted cash flow analyses with respect to (a) Tribune TV&E on a combined basis (with

WGNA being broken down between the Tribune Projections and Wall Street equity research estimates) and (b) Tribune TV&E as broken down between Tribune Local TV and WGNA (with WGNA being broken down between the Tribune Projections and Wall Street equity research estimates) and (ii) dividend discount analyses with respect to Tribune's TVFN Stake as outlined in the table below:

Illustrative Tribune DCF/DDM-Based Sum-of-the-Parts Analyses

Headline/Nominal Value of Merger Consideration	$43.50

TV&E on a Combined Basis	Low	High
Tribune TV&E Based on the Tribune Projections + Tribune's TVFN Stake Based on the Tribune Projections:
With WGNA Based on Wall Street Equity Research Estimates	$24.81	$43.53
Plus: WGNA Incremental Value Based on the Tribune Projections	6.92	9.78

Total(1)	$31.73	$53.31

TV&E on a Sum-of-the-Parts Basis
Tribune Local TV Based on the Tribune Projections + WGNA Based on Wall Street Equity Research Estimates + Tribune's TVFN Stake Based on the Tribune Projections	$24.55	$43.12
Plus: WGNA Incremental Value Based on the Tribune Projections	6.39	9.63

Total(2)	$30.94	$52.75

(1)
$34.85 and $57.52 utilizing the revised unlevered free cash flow.

(2)
$34.06 and $56.96 utilizing the revised unlevered free cash flow.

        Guggenheim Securities noted that the headline/nominal value of the merger consideration (i.e. $43.50), the illustrative pro forma market-based value of the merger consideration (i.e., $42.90) and the illustrative pro forma DCF-based value of the merger consideration (i.e., $50.45 ($51.04 utilizing the revised unlevered free cash flow)) all compared favorably with the DCF/DDM-based sum-of-the-parts analyses summarized above.

  Tribune Change-of-Control Financial Analyses—Tribune TV&E

        Tribune TV&E on a Combined Basis—Discounted Cash Flow Analyses.    Guggenheim Securities performed illustrative stand-alone discounted cash flow analyses with respect to Tribune TV&E based on projected unlevered free cash flows (after deduction of stock-based compensation) for Tribune TV&E and an estimate of its terminal/continuing value at the end of the projection horizon. In performing its illustrative discounted cash flow analyses with respect to Tribune TV&E:

  •
  Guggenheim Securities based its discounted cash flow analyses on the Tribune Projections for Tribune TV&E as provided by Tribune's senior management.

  •
  Guggenheim Securities used a discount rate range of 7.00%–8.50% based on its estimate of Tribune TV&E's weighted average cost of capital.

  •
  In calculating Tribune TV&E's terminal/continuing value for purposes of its discounted cash flow analyses, Guggenheim Securities used an illustrative reference range of perpetual growth rates of Tribune TV&E's terminal year normalized unlevered free cash flow (based on the sum of Tribune Local TV's terminal year normalized two-year average unlevered free cash flow and WGNA's terminal year normalized single-year unlevered free cash flow) of 0.00%–1.00%. The illustrative terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to Tribune TV&E's implied terminal year EBITDA multiples.

  •
  Guggenheim Securities' illustrative discounted cash flow analyses with respect to Tribune TV&E resulted in an overall reference range of $3,729–$5,049 million ($4,048–$5,466 million utilizing the revised unlevered free cash flow), which values were then used as inputs in Guggenheim Securities' sum-of-the-parts analyses of Tribune.

        Tribune TV&E on a Sum-of-the-Parts Basis—Discounted Cash Flow Analyses.    Guggenheim Securities also performed separate illustrative stand-alone discounted cash flow analyses with respect to Tribune TV&E's two component businesses (comprised of Tribune Local TV and WGNA) based on projected unlevered free cash flows (after deduction of stock-based compensation) for each of Tribune Local TV and WGNA and an estimate of their respective terminal/continuing values at the end of the projection horizon. In performing its illustrative discounted cash flow analyses with respect to Tribune Local TV and WGNA:

  •
  Guggenheim Securities based its discounted cash flow analyses on the Tribune Projections for each of Tribune Local TV and WGNA, in each case as provided by Tribune's senior management.

  •
  Guggenheim Securities used discount rate ranges of 7.00%–8.50% and 7.50%–9.00% based on its estimate of Tribune Local TV's and WGNA's respective weighted average costs of capital.

  •
  In calculating Tribune Local TV's and WGNA's respective terminal/continuing values for purposes of its discounted cash flow analyses, Guggenheim Securities used an illustrative reference range of perpetual growth rates of Tribune Local TV's terminal year normalized two-year average unlevered free cash flow of 0.00%–1.00% and WGNA's terminal year normalized single-year unlevered free cash flow of (1.00)%–1.00%. The illustrative terminal/continuing values implied by the foregoing perpetual growth rate reference ranges were cross-checked for reasonableness by reference to each of Tribune Local TV's and WGNA's respective implied terminal year EBITDA multiples.

  •
  Guggenheim Securities' illustrative discounted cash flow analyses with respect to Tribune Local TV resulted in an overall reference range of $2,865–$3,830 million ($3,171–$4,234 million utilizing the revised unlevered free cash flow), which values were then used as inputs in Guggenheim Securities' sum-of-the-parts analyses of Tribune.

  •
  Guggenheim Securities' illustrative discounted cash flow analyses with respect to WGNA resulted in an overall reference range of $743–$1,120 million ($756–$1,133 million utilizing the revised unlevered free cash flow), comprised of (i) $174–$262 million based on Wall Street equity research analyst estimates for WGNA and (ii) $569–$858 million ($582–$872 million utilizing the revised unlevered free cash flow) of incremental value based on the Tribune Projections for WGNA. Such values were then used as inputs in Guggenheim Securities' sum-of-the-parts analyses of Tribune.

        Tribune TV&E—Selected Precedent Merger and Acquisition Transactions Analysis.    Guggenheim Securities reviewed and analyzed certain financial metrics associated with certain selected precedent merger and acquisition transactions during the past four years involving target companies in the broadcast television sector that Guggenheim Securities deemed relevant for purposes of this analysis. The following seven precedent merger and acquisition transactions were selected by Guggenheim Securities for purposes of this analysis:

Tribune TV&E—Selected Precedent Merger and Acquisition (M&A) Transactions

Date Announced	Acquiror	Target Company
1/27/16	Nexstar Broadcasting Group, Inc. (subsequently renamed Nexstar Media Group, Inc. ("Nexstar"))	Media General, Inc. ("Media General")
9/08/15	Media General	Meredith Corporation ("Meredith")
3/21/14	Media General	LIN Media LLC ("LIN Media")
7/29/13	Sinclair	Two Broadcast Television Companies Controlled by the Allbritton Family ("Allbritton")
7/01/13	Tribune Company	Local TV Holdings, LLC ("Local TV")
6/13/13	Gannett Co., Inc. ("Gannett")	Belo Corp. ("Belo")
6/06/13	Media General	New Young Broadcasting Holding Co., Inc. ("Young")

        Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on Wall Street equity research consensus estimates, each company's most recent publicly available financial filings and certain other publicly available information), which are summarized in the table below:

Tribune TV&E—Selected Precedent M&A Transaction Multiples

	Transaction Enterprise Value/Average EBITDA (LTM/NTM)
Nexstar/Media General	10.1	x
Media General/Meredith	9.2
Media General/LIN Media	11.1
Sinclair/Allbritton	10.7	(1)
Tribune/Local TV	9.4	(1)
Gannett/Belo	8.9
Media General/Young	7.5
Statistical Recap:
High	11.1	x
Mean	9.6
Median	9.4
Low	7.5
Tribune TV&E Merger-Implied EBITDA Multiples:
TVFN Stake Valued at Midpoint of $1,650 Million	11.1	x
TVFN Stake Valued at Illustrative 25% Discount to Foregoing Midpoint Value	12.1

(1)
Transaction enterprise value multiples based on Average EBITDA for 2011 and 2012.

        In performing its selected precedent merger and acquisition transactions analysis with respect to Tribune TV&E:

  •
  Guggenheim Securities selected an EBITDA multiple reference range of 9.5x–11.0x for purposes of evaluating Tribune TV&E on a change-of-control basis.

  •
  Guggenheim Securities' analysis of the selected precedent merger and acquisition transactions with respect to Tribune TV&E resulted in an overall reference range of $3,835–$4,440 million (based on the sum of Tribune Local TV's Average EBITDA for CY16A/CY17E and WGNA's EBITDA for CY17E) for purposes of evaluating Tribune TV&E on a change-of-control basis, which values were then used as inputs in Guggenheim Securities' sum-of-the-parts analyses of Tribune.

        Tribune TV&E—Selected Publicly Traded Companies Analysis.    Guggenheim Securities reviewed and analyzed Tribune's historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for certain publicly traded companies in the broadcast television sector that Guggenheim Securities deemed relevant for purposes of this analysis. The following six publicly traded companies were selected by Guggenheim Securities for purposes of this analysis:

Tribune TV&E—Selected Publicly Traded Companies

Pure-Play Broadcasting	Diversified Broadcasting
Primary Companies:	• Meredith
• Nexstar	• TEGNA Inc. ("TEGNA")
• Sinclair
Secondary Companies:
• The E.W. Scripps Company ("Scripps")
• Gray Television, Inc. ("Gray")

        Guggenheim Securities calculated, among other things, various public market trading multiples for the selected publicly traded companies (based on Wall Street equity research consensus estimates and each company's most recent publicly available financial filings), which are summarized in the table below:

Tribune TV&E—Selected Publicly Traded Companies Trading Multiples

	Enterprise Value/Average EBITDA (2016/2017)
Pure-Play Broadcasting:
Primary Companies:
Nexstar	8.6	x
Sinclair	8.0
Secondary Companies:
Scripps	12.5
Gray	8.9
Diversified Broadcasting:
Meredith	9.9
TEGNA	8.2
Tribune TV&E Merger-Implied EBITDA Multiples:
TVFN Stake Valued at Midpoint of $1,650 Million	11.1	x
TVFN Stake Valued at Illustrative 25% Discount to Foregoing Midpoint Value	12.1

        In performing its selected publicly traded companies analysis with respect to Tribune TV&E:

  •
  Guggenheim Securities selected an EBITDA multiple reference range of 8.0x–9.0x for purposes of evaluating Tribune TV&E on a hypothetical stand-alone public market trading basis.

  •
  Guggenheim Securities' analysis of the selected publicly traded companies with respect to Tribune TV&E resulted in an overall reference range of $3,229–$3,633 million (based on the sum of Tribune Local TV's Average EBITDA for CY16A/CY17E and WGNA's EBITDA for CY17E) for purposes of evaluating Tribune TV&E on a hypothetical stand-alone public market trading basis, which values were then used as inputs in Guggenheim Securities' sum-of-the-parts analyses of Tribune.

  Tribune Change-of-Control Financial Analyses—Tribune's TVFN Stake

        Overarching Observations Regarding Tribune's TVFN Stake.    Guggenheim Securities noted certain key considerations with respect to Tribune's TVFN Stake, including that (i) Tribune's TVFN Stake constitutes a non-controlling/minority interest with limited governance and liquidity rights and (ii) any potential sale of Tribune's TVFN Stake most likely would trigger a meaningful corporate-level taxable gain for Tribune. Guggenheim Securities further observed that a potential discount for lack of control and/or lack of marketability arguably may be appropriate with respect to Tribune's TVFN Stake, although Guggenheim Securities' valuation reference ranges for Tribune's TVFN Stake did not explicitly reflect any such potential discount.

        Tribune's TVFN Stake—Dividend Discount Analyses.    Guggenheim Securities performed illustrative stand-alone dividend discount analyses with respect to Tribune's TVFN Stake based on projected after-tax cash distributions with respect to Tribune's TVFN Stake and an estimate of its terminal/continuing value at the end of the projection horizon. In performing its illustrative dividend discount analyses with respect to Tribune's TVFN Stake:

  •
  Guggenheim Securities based its dividend discount analyses on the Tribune Projections as provided by Tribune's senior management.

  •
  Guggenheim Securities used a discount rate range of 8.25%–10.25% based on its estimate of the cost of equity with respect to Tribune's TVFN Stake.

  •
  In calculating the terminal/continuing value of Tribune's TVFN Stake for purposes of its dividend discount analyses, Guggenheim Securities used an illustrative reference range of perpetual growth rates of terminal year cash distributions of 1.00%–2.00%. The illustrative terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to the implied terminal year proportionate EBITDA multiples associated with Tribune's TVFN Stake.

  •
  Guggenheim Securities' illustrative dividend discount analyses with respect to Tribune's TVFN Stake resulted in an overall reference range of $1,411–$2,015 million ($1,371–$1,974 million utilizing the revised unlevered free cash flow), which values were then used as inputs in Guggenheim Securities' sum-of-the-parts analyses of Tribune.

        Tribune's TVFN Stake—Selected Publicly Traded Companies Analysis.    Guggenheim Securities calculated the then-prevailing proportionate EBITDA trading multiple for SNI, the controlling/majority owner of TVFN, and utilized such proportionate EBITDA trading multiple as the basis for valuing Tribune's TVFN Stake on a hypothetical public market trading basis. As of the date of Guggenheim Securities' analysis, SNI's proportionate EBITDA trading multiple based on Wall Street equity research consensus estimates was approximately 9.0x. Based on the foregoing:

  •
  Guggenheim Securities selected an EBITDA multiple reference range of 8.5x–9.0x for purposes of evaluating Tribune's TVFN Stake on a hypothetical stand-alone public market trading basis.

  •
  Guggenheim Securities' analysis resulted in an overall reference range of $1,641–$1,738 million (based on proportionate EBITDA for Tribune's TVFN Stake for CY17E) for purposes of evaluating Tribune's TVFN Stake on a hypothetical stand-alone public market trading basis, which values were then used as inputs in Guggenheim Securities' sum-of-the-parts analyses of Tribune.

        Tribune's TVFN Stake—Potential Private Market Value.    Guggenheim Securities estimated a hypothetical private market value reference range for Tribune's TVFN Stake as follows:

  •
  Guggenheim Securities first calculated the average of the low values and the average of the high values from the foregoing dividend discount analyses and selected publicly traded companies analysis, in each case with respect to Tribune's TVFN Stake.

  •
  Guggenheim Securities then added 50% of the estimated net present value of a potential tax-basis step-up available to a cash purchaser of Tribune's TVFN Stake.

  •
  Guggenheim Securities' analysis resulted in an overall reference range of $1,672–$2,065 million ($1,649–$2,041 million utilizing the revised unlevered free cash flow) for purposes of evaluating Tribune's TVFN Stake on a hypothetical private market value basis, which values were then used as inputs in Guggenheim Securities' sum-of-the-parts analyses of Tribune.

        Tribune's TVFN Stake—Wall Street Equity Research Analyst Perspectives.    Guggenheim Securities reviewed five Wall Street equity research analysts' sum-of-the-parts valuation analyses with respect to Tribune and, more specifically, the estimated valuation of Tribune's TVFN Stake. In connection with such review, Guggenheim Securities noted that:

  •
  Four of such Wall Street equity research analysts reflected their estimated value of Tribune's TVFN Stake in their sum-of-the-parts valuation analyses on an after-tax basis, with such estimated after-tax values ranging from $1,078–$1,571 million.

  •
  Four of such Wall Street equity research analysts also included for reference purposes their estimated pre-tax value of Tribune's TVFN Stake, with such estimated pre-tax values ranging from $1,325–$1,989 million.

  Sinclair Stand-Alone Financial Analyses

        Sinclair—Discounted Cash Flow Analyses.    Guggenheim Securities performed illustrative stand-alone discounted cash flow analyses with respect to Sinclair based on projected unlevered free cash flows (after deduction of stock-based compensation) for Sinclair and an estimate of its terminal/continuing value at the end of the projection horizon.

        In performing its illustrative discounted cash flow analyses with respect to Sinclair:

  •
  Guggenheim Securities based its discounted cash flow analyses on the financial projections for Sinclair as provided by Sinclair's senior management.

  •
  Guggenheim Securities used a discount rate range of 6.75%–8.25% based on its estimate of Sinclair's weighted average cost of capital.

  •
  In calculating Sinclair's terminal/continuing value for purposes of its discounted cash flow analyses, Guggenheim Securities used an illustrative reference range of perpetual growth rates of Sinclair's terminal year normalized two-year average unlevered free cash flow of 0.00%–1.00%. The illustrative terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to Sinclair's implied terminal year EBITDA multiples.

  •
  Guggenheim Securities' illustrative discounted cash flow analyses resulted in an overall reference range of $48.68–$80.23 per share for purposes of evaluating Sinclair's common stock on a stand-alone intrinsic-value basis.

  •
  Guggenheim Securities noted that the then-prevailing stock price of the Sinclair Class A common stock stood at $36.95 as of May 5, 2017.

        Sinclair—Selected Publicly Traded Companies Analysis.    Guggenheim Securities reviewed and analyzed Sinclair's historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for certain publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities utilized the same selected publicly traded companies as described above under the section entitled "Transaction Summary—Opinions of Tribune's Financial Advisors—Guggenheim Securities, LLC—Tribune TV&E—Selected Publicly Traded Companies Analysis" beginning on page 98.

        In performing the foregoing selected publicly traded companies analysis with respect to Sinclair:

  •
  Guggenheim Securities selected an EBITDA multiple reference range of 8.0x–9.0x for purposes of evaluating Sinclair on a stand-alone public market trading basis.

  •
  Guggenheim Securities' analysis of the selected publicly traded companies with respect to Sinclair resulted in an overall reference range of $37.32–$45.72 per share (based on Sinclair's Average EBITDA for CY16A/CY17E) for purposes of evaluating Sinclair's common stock on a stand-alone public market trading basis.

  •
  Guggenheim Securities noted that the then-prevailing stock price of the Sinclair Class A common stock stood at $36.95 as of May 5, 2017.

  Illustrative/Hypothetical Tribune Shareholder Value Proposition Analyses

        Guggenheim Securities reviewed the illustrative/hypothetical shareholder value proposition associated with the merger from the perspective of the Tribune shareholders, both on a market value basis and on a discounted cash flow basis.

  •
  Illustrative/Hypothetical Merger Consideration Sensitivity Analysis—Market Value Approach

  •
  Guggenheim Securities analyzed the illustrative/hypothetical pro forma valuation impact of the merger on the price of the Sinclair Class A common stock based on (i) the Tribune Projections, the financial projections for Sinclair and the synergy estimates, all as furnished by Tribune's and Sinclair's senior management (as the case may be), (ii) the merger consideration comprised of (a) $35.00 in cash per share of Tribune common stock plus (b) 0.2300 shares of Sinclair Class A common stock for each share of Tribune common stock and (iii) the contemplated financing of the cash component of the merger consideration as provided by Sinclair's senior management. More specifically, to calculate Sinclair's pro forma broadcast television-related enterprise value on a combined-company basis, Guggenheim Securities capitalized Sinclair's/Tribune TV&E's combined EBITDA (based on Sinclair's stand-alone Average EBITDA for CY16A/CY17E, Tribune Local TV's stand-alone Average EBITDA for CY16A/CY17E and WGNA's stand-alone EBITDA for CY17E) plus expected run-rate merger-related synergies at a midpoint EBITDA multiple of 8.0x (with an illustrative/hypothetical sensitivity range of 7.5x–8.5x). Guggenheim Securities then calculated Sinclair's pro forma equity value by (i) adding certain financial items, including among others (a) Tribune's TVFN Stake valued as described elsewhere herein utilizing an illustrative 25% discount and (b) each of Sinclair's and Tribune's cash, cash equivalents, short- and long-term marketable securities and other cash-like items and (ii) deducting certain financial items, including among others (a) each of Sinclair's and Tribune's stand-alone debt and other debt-like items, (b) the incremental debt expected to result from the merger and (c) certain other liabilities and transaction-related costs and expenses. Finally, Guggenheim Securities calculated Sinclair's pro forma equity value per share by dividing Sinclair's pro forma equity value by the pro forma number of shares of Sinclair common stock expected to be outstanding upon consummation of the merger.

  •
  Guggenheim Securities' illustrative/hypothetical market-value based value proposition analyses indicated that the Tribune shareholders would receive merger consideration valued as follows:

  •
  Assuming (i) Sinclair's status quo trading EBITDA multiple of 8.0x and (ii) the capitalization of 100% of the expected run-rate merger-related synergies at Sinclair's status quo trading EBITDA multiple of 8.0x, the Tribune shareholders would receive merger consideration valued at $42.90 per share of Tribune common stock (which represents a 1.4% discount versus the headline/nominal value of the merger consideration of $43.50 per share of Tribune common stock).

  •
  Assuming (i) Sinclair's pro forma trading EBITDA multiple were to range from 7.5x–8.5x and (ii) the capitalization of 50%, 75% and 100% of the expected run-rate merger-related synergies at Sinclair's assumed pro forma trading EBITDA multiple, the Tribune shareholders would receive merger consideration valued between $40.22 to $44.26 per share of Tribune common stock (which range represents a 7.5% discount to a 1.7% premium versus the headline/nominal value of the merger consideration of $43.50 per share of Tribune common stock).

  •
  Illustrative/Hypothetical Merger Consideration Sensitivity Analysis—DCF-Based Approach

  •
  Guggenheim Securities analyzed the illustrative/hypothetical pro forma DCF-based valuation impact of the merger on the stand-alone DCF/DDM-based midpoint value of Tribune common stock based on (i) the Tribune Projections, the financial projections for Sinclair and the synergy estimates, all as furnished by Tribune's and Sinclair's senior management (as the case may be), (ii) the merger consideration comprised of (a) $35.00 in cash per share of Tribune common stock plus (b) 0.2300 shares of Sinclair Class A common stock for each share of Tribune common stock and (iii) the contemplated financing of the cash component of the merger consideration as provided by Sinclair's senior management. More specifically, Guggenheim Securities (i) added (a) the midpoint DCF/DDM-based equity value of Tribune on a stand-alone basis, (b) the midpoint DCF-based equity value of Sinclair on a stand-alone basis and (c) the midpoint DCF-based value of the expected merger-related net synergies (using a midpoint discount rate of 7.50% and a midpoint terminal/continuing value perpetual growth rate of 0.50%) and (ii) subtracting (a) the incremental debt expected to result from the merger and (b) certain transaction-related costs and expenses.

  •
  Guggenheim Securities' illustrative/hypothetical DCF-based value proposition analysis indicated that the Tribune shareholders would receive merger consideration valued at $50.45 ($51.04 utilizing the revised unlevered free cash flow) per share, which represents approximately 24.2% (15.5% utilizing the revised unlevered free cash flow) intrinsic value accretion versus Tribune's stand-alone midpoint DCF/DDM-based value of $40.62 ($44.19 utilizing the revised unlevered free cash flow) per share.

  Other Financial Reviews Solely for Informational Reference Purposes

        In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews as summarized below solely for informational reference purposes, including reviews of:

  •
  Stock price trading histories for each of the Tribune Class A common stock and the Sinclair Class A common stock and the observed market-implied exchange ratios related thereto.

  •
  Then-prevailing trading multiples of selected pure-play broadcast television companies over time.

  •
  Financial performance benchmarking with respect to the selected publicly traded companies utilized in Guggenheim Securities' selected publicly traded companies analysis referred to previously herein.

  •
  Wall Street equity research analysts' stock price targets for each of the Tribune Class A common stock and the Sinclair Class A common stock, commentary regarding each of Tribune and Sinclair and sum-of-the parts valuation analyses with respect to Tribune.

  •
  Transaction-related premia paid in connection with the selected precedent merger and acquisition transactions referred to previously herein.

        As a general matter, Guggenheim Securities did not consider such additional financial reviews to be determinative methodologies for purposes of its opinion.

  Other Considerations

        Except as described in the summary above, Tribune did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the merger were determined through negotiations between Tribune and Sinclair and were approved by the Tribune board. The decision to enter into the merger agreement was solely that of the Tribune board. Guggenheim Securities' opinion was just one of the many factors taken into consideration by the Tribune board. Consequently, Guggenheim Securities' financial analyses should not be viewed as determinative of the decision of the Tribune board with respect to the fairness, from a financial point of view, of the merger consideration to the Tribune shareholders (excluding Sinclair and its affiliates).

        Pursuant to the terms of Guggenheim Securities' engagement, Tribune has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the adjusted enterprise-based value of the merger) upon consummation of the merger, which cash transaction fee currently is estimated to be approximately $22.9 million. In connection with Guggenheim Securities' engagement, Tribune has previously paid Guggenheim Securities a cash milestone fee of $3,500,000 that became payable upon delivery of Guggenheim Securities' opinion, which will be credited against the foregoing cash transaction fee. In addition, Tribune has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

        Guggenheim Securities (i) has been previously engaged during the past two years and is currently engaged by Tribune to provide financial advisory services in connection with Tribune's review of strategic and financial alternatives and various potential transactions related thereto (including the merger) and (ii) has not been previously engaged during the past two years by Sinclair to provide financial advisory or investment banking services. Specifically, Guggenheim Securities served as Tribune's financial advisor in connection with its sale of various companies collectively known as the Gracenote Companies to Nielsen Holding and Finance B.V., which transaction closed in January 2017 and in respect of which Guggenheim Securities received $3.4 million. Guggenheim Securities may seek to provide Tribune, Sinclair and their respective affiliates with certain financial advisory and investment banking services unrelated to the merger in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of its and their customers, including: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to Tribune, Sinclair, other participants in the merger or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or any of its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Tribune, Sinclair, other participants in the merger or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in Tribune, Sinclair, other participants in the merger or their respective affiliates, subsidiaries, investment funds and portfolio companies.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Tribune, Sinclair, other participants in the merger or their respective affiliates, subsidiaries, investment funds and portfolio companies and the merger that differ from the views of Guggenheim Securities' investment banking personnel.

Tribune Management's Unaudited Prospective Financial Information

        Tribune does not, as a matter of course, publicly release long-term projections regarding its expectations of future financial performance given, among other things, the uncertainty of the underlying assumptions and estimates. However, for internal purposes and in connection with the process leading up to entering into the merger agreement, the management of Tribune prepared certain financial projections for Tribune on a stand-alone, pre-transaction basis, which we refer to as the "Tribune Projections."

        The Tribune Projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or U.S. GAAP. However, in the view of Tribune's management, such projections were prepared on a reasonable basis, reflect the best then-available estimates and judgments, and present, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of Tribune, on a stand-alone basis. These projections are not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

        The prospective financial information included in this document has been prepared by, and is the responsibility of Tribune's management. No independent registered public accounting firm has examined, compiled or performed any procedures with respect to the prospective financial information and, accordingly, no independent registered public accounting firm expresses an opinion or any other form of assurance with respect to such projections or the achievability of the results reflected therein. The report of Tribune's independent registered public accounting firm incorporated by reference into this proxy statement/prospectus relate only to Tribune's historical financial information and no such report extends to the prospective financial information or should be read to do so.

        Tribune's management provided the Tribune Projections to the Tribune board in the context of its evaluation of the potential transaction, to Moelis for its use and reliance in connection with the preparation of its analyses and opinion summarized under "Transaction Summary—Opinions of Tribune's Financial Advisors—Moelis & Company LLC" beginning on page 74, and to Guggenheim Securities for its use and reliance in connection with the preparation of its analyses and opinion summarized under "Transaction Summary—Opinions of Tribune's Financial Advisors—Guggenheim Securities, LLC" beginning on page 85. Tribune's management also provided the Tribune Projections to Sinclair in connection with its due diligence of Sinclair in connection with Sinclair's evaluation of the transaction. A summary of the Tribune Projections is included below in order to give Tribune shareholders access to certain non-public unaudited projections that were utilized by or provided to other parties, in connection with the transaction contemplated by the merger agreement. Tribune cautions that these projections are subjective in many respects and subject to interpretation and that uncertainties are inherent in prospective financial information of any kind. While the financial projections have been prepared in good faith, no assurance can be given regarding future events. Neither Tribune nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation or can give any assurance to any Tribune shareholder or any other person regarding the ultimate performance of Tribune or Sinclair after the closing of the transaction. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. In addition, Tribune does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing or arising since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, except to the extent required by law. Furthermore, Tribune does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

        The internal financial forecasts of Tribune, which were used as a basis for preparing the Tribune Projections, are inherently uncertain and, although considered reasonable by the management of Tribune as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Although the projections were prepared with numerical specificity, such projections reflect numerous and varying assumptions made by the management of Tribune, including various estimates and assumptions that may not be realized, and are subject to significant variables, uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Tribune and Sinclair after the closing of the transaction. The risk that these uncertainties and contingencies could cause the estimates or assumptions to not reflect actual results is further increased given the duration in the future over which these estimates and assumptions apply. The estimates and assumptions in early periods have a compounding effect on the projections shown for later periods. Thus, any failure of an estimate or assumption to be reflective of actual results in an early period would have a greater effect on projected results failing to be reflective of actual events in later periods. Important factors that may affect or cause the information below to materially vary from actual results include, but are not limited to, industry performance, general business, economic, political, market and financial conditions, and other matters such as those referenced in "Cautionary Note Regarding Forward-Looking Statements" beginning on page 45 and "Risk Factors" beginning on page 35. These projections are forward-looking statements, and in light of the uncertainties inherent in forward-looking information of any kind, Tribune cautions you against relying on this information. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the projections set forth below were based will be realized or that the prospective results are necessarily indicative of the future performance of Tribune or Sinclair after the closing of the transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the Tribune Projections in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Tribune Projections will be achieved.

        In preparing the Tribune Projections, Tribune's management made numerous assumptions about Tribune's industry, markets and products and its ability to execute on its business plan. In particular, Tribune's management made assumptions that included, but were not limited to, the following items:

  •
  The total local, national and political advertising revenue in each of Tribune's markets;

  •
  The share of local, national and political market revenue for each of Tribune's stations;

  •
  The total digital advertising revenue for each of Tribune's digital subsidiaries;

  •
  The amount of retransmission revenue for each Tribune station based on the number of subscribers by multichannel video programming distributors expected each year and the retransmission rates per subscriber;

  •
  The amount of reverse retransmission fee expense for each Tribune station based on the number of subscribers per affiliate and Tribune's expected retransmission revenue;

  •
  The amount of operating expenses for each Tribune station, including, but not limited to, programming and production costs, selling and promotion expenses, general and administrative expenses, news production expenses and technical expenses;

  •
  The estimated financial impact of potential regulatory changes; and

  •
  The amount of corporate expenses and capital expenditures.

Summary of Tribune Projections

        On April 28, 2017, Tribune's management presented to the Tribune board the Tribune Projections for the years ending December 31, 2017 through December 31, 2021. The Tribune Projections were also subsequently provided to the Tribune Financial Advisors, and to Sinclair and its financial advisors. The following presents in summary form the Tribune Projections and the calculations of unlevered free cash flows and TVFN cash distributions prepared by the Tribune Financial Advisors in connection with the delivery of their opinions to the Tribune board on May 7, 2017.

	9 months ending December 31, 2017	Year Ending December 31,
($ in millions)		2018	2019	2020	2021
Revenue	$1,454	$2,092	$2,067	$2,303	$2,282
Adjusted EBITDA(1)	$404	$594	$515	$669	$564
EBIT(2)	$216	$336	$256	$407	$300
TVFN Cash Distributions (Pre-tax)(3)	$73	$192	$200	$208	$216

Original TV&E Unlevered Free Cash Flow and TVFN Cash Distributions

	9 months ending December 31, 2017	Year Ending December 31,
($ in millions)		2018	2019	2020	2021
Moelis:
TV&E UFCF Management Case(4)	$218	$306	$314	$347	$329
TVFN Cash Distributions (Pre-tax)(5)	$73	$192	$200	$208	$216
Guggenheim Securities:
TV&E UFCF:
Management Case(6)	$157	$268	$281	$306	$305
WGNA Street Case(7)	$146	$249	$238	$260	$254
TVFN Cash Distributions (Post-tax)(8)	$84	$117	$122	$127	$132

        As described in "Transaction Summary—Background of the Transaction" beginning on page 57, on June 24, 2017, the Tribune Financial Advisors presented to the Tribune board revised calculations of TV&E unlevered free cash flow and TVFN cash distributions. The following presents a summary of the revised calculations.

Revised TV&E Unlevered Free Cash Flow and TVFN Cash Distributions

	9 months ending December 31, 2017	Year Ending December 31,
($ in millions)		2018	2019	2020	2021
Moelis:
TV&E UFCF Management Case(9)	$221	$293	$301	$334	$324
TVFN Cash Distributions (Post-tax)(10)	$22	$121	$127	$133	$139
Guggenheim Securities:
TV&E UFCF(11):
Management Case	$219	$295	$301	$334	$324
WGNA Street Case	$196	$276	$258	$287	$274
TVFN Cash Distributions (Post-tax)(12)	$45	$117	$122	$126	$131

(1)
"Adjusted EBITDA" is defined as income (loss) from continuing operations before income taxes, investment transactions, interest and dividend income, interest expense, pension expense (credit), equity income and losses, depreciation and amortization, stock-based compensation, certain special items (including severance), non-operating items, gain (loss) on sales of real estate, impairments and other non-cash charges and reorganization items.

(2)
"EBIT" is defined as Adjusted EBITDA, less depreciation, amortization and stock based compensation.

(3)
"TVFN Cash Distribution" is defined as Tribune's pro rata portion of TVFN cash distributions.

(4)
Moelis "TV&E UFCF Management Case" is defined as EBIT, less taxes (assuming a 39.2% marginal tax rate), plus depreciation, plus amortization, less capital expenditures, plus cash rights amortization, less cash rights payments and less increases in net working capital, in each case, as calculated by Moelis for purposes of delivering its opinion on May 7, 2017 using information provided in the Tribune Projections. The Moelis TV&E UFCF calculations did not reflect the matters set forth in note 9 below.

(5)
Moelis "TVFN Cash Distributions (Pre-tax)" is defined as Tribune's pro rata portion of TVFN cash distributions. The Moelis TVFN Cash Distributions (Pre-tax) calculations did not reflect the tax matters set forth in note 10 below.

(6)
Guggenheim Securities "TV&E UFCF Management Case" is defined as EBIT (excluding real estate operations), less taxes (assuming a 39.2% marginal tax rate), plus depreciation, plus amortization, less capital expenditures, plus cash rights amortization, less non-cash pension expense, less cash rights payments and less increases in net working capital, in each case as calculated by Guggenheim Securities for purposes of delivering its opinion on May 7, 2017 using information provided in the Tribune Projections.

(7)
Guggenheim Securities "TV&E UFCF (WGNA Street Case)" is defined as EBIT (excluding real estate operations) (with the EBIT for WGNA and Tribune Studios being based upon Wall Street equity research estimates as opposed to information provided in the Tribune Projections), less taxes (assuming a 39.2% marginal tax rate), plus depreciation, plus amortization, less capital expenditures, plus cash rights amortization, less non-cash pension expense, less cash rights payments and less increases in net working capital, in each case as calculated by Guggenheim Securities for purposes of delivering its opinion on May 7, 2017 using information provided in the Tribune Projections (with the exception of the amounts attributed to WGNA).

(8)
Guggenheim Securities "TVFN Cash Distributions (Post-tax)" is defined as TVFN Cash Distributions (Pre-tax), less taxes (assuming a 39.2% marginal tax rate on TVFN Cash Distributions (Pre-tax)).

(9)
These calculations correct the Moelis TV&E UFCF calculations, which did not reflect: (i) a deduction of a portion of WGNA amortization that is non-deductible for tax purposes (which would have resulted in a decrease in TV&E UFCF in the amounts of $10 million for the 9 months ending December 31, 2017, $13 million for the years 2018, 2019 and 2020 and $5 million for the year 2021) and (ii) an addition for certain real estate capital expenditures (which would have resulted in an increase in TV&E UFCF in the amount of $13 million for the 9 months ending December 31, 2017).

(10)
Moelis "TVFN Cash Distributions (Post-tax)" is defined as TVFN Cash Distributions (Pre-tax), less the tax associated with Tribune's portion of attributable net income of TVFN. These calculations correct the Moelis TVFN Cash Distributions (Pre-tax) calculations, which did not reflect such tax and which would have resulted in a decrease in TVFN Cash Distributions in the amounts of $51 million for the 9 months ending December 31, 2017, $71 million for the year 2018, $73 million for the year 2019, $75 million for the year 2020 and $77 million for the year 2021.

(11)
Guggenheim Securities' revised TV&E UFCF calculations reflect: (i) the reversal of a deduction made by Guggenheim Securities for a non-cash pension credit, (ii) the use of quarterly projections for the last three quarters of 2017, rather than using 75% of the full year 2017 projections and (iii) certain adjustments to annual changes in working capital. The impact of these adjustments (and the adjustment described in note 12, below) on the discounted cash flow analyses prepared by

  Guggenheim Securities is described in "Transaction Summary—Opinions of Tribune's Financial Advisors—Guggenheim Securities, LLC" beginning on page 85.

(12)
Guggenheim Securities' revised TVFN Cash Distributions (as calculated in note 8, above) primarily reflects the use of quarterly projections for the last three quarters of 2017, rather than using 75% of the full year 2017 projections. The impact of this adjustment (and the adjustments described in note 11, above) on the discounted cash flow analyses prepared by Guggenheim Securities is described in "Transaction Summary—Opinions of Tribune's Financial Advisors—Guggenheim Securities, LLC" beginning on page 85.

        These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with U.S. GAAP. Tribune is not providing a quantitative reconciliation of the forward looking non-GAAP financial measures set forth above. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable efforts. Tribune does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, such as the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price and other non-recurring or unusual items such as impairment charges, transaction-related costs and gains or losses on sales of assets. Tribune is unable to quantify the probable significance of these items at this time. The adjustments required for any such reconciliation of Tribune's forward-looking non-GAAP financial measures cannot be accurately forecast by Tribune, and therefore the reconciliation has been omitted.

Interests of Tribune's Directors and Executive Officers in the Merger

        You should be aware that, aside from their interests as Tribune shareholders, certain of Tribune's executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Tribune shareholders generally. Tribune's board was aware of these interests and considered them, among other matters, in approving the merger agreement and in making its recommendation that you approve the merger and vote in favor of the merger proposal. These interests are described below.

  Treatment of Long-Term Incentive Awards

  •
  Tribune Stock Options.  Upon completion of the merger, each stock option granted pursuant to the Tribune Company 2013 Equity Incentive Plan (the "2013 Plan") or the Tribune Media Company 2016 Incentive Compensation Plan (the "2016 Plan"), whether or not then vested, will be cancelled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the total number of shares of Tribune common stock subject to the stock option as of the effective time, by (y) the excess, if any, of the Equity Award Merger Consideration (as defined below) over the applicable exercise price per share of such stock option.

    Any stock option with an exercise price that is equal to or greater than the Equity Award Merger Consideration will be cancelled upon completion of the merger for no consideration or payment to its holder.

    "Equity Award Merger Consideration" means the sum of (i) $35.00 plus (ii) the product obtained by multiplying (A) 0.2300 by (B) the volume weighted average closing price per share of Sinclair Class A common stock on the NASDAQ determined on a cumulative basis over the ten consecutive trading days prior to the date the merger is complete (such price is herein referred to as the "Sinclair Stock Price").

  •
  Tribune Restricted Stock Units.  The executive officers of Tribune and certain nonemployee directors (or, in the case of Mr. Karsh, OCM FIE LLC, an Oaktree affiliated entity) hold unvested restricted stock units representing Tribune common stock (each, a "Tribune RSU"). Upon completion of the merger, Sinclair will assume and convert each Tribune RSU granted pursuant to the 2013 Plan or the 2016 Plan into a cash-settled restricted stock unit award subject to the same terms and conditions (other than settlement) as were applicable to such restricted stock units immediately prior to the effective time, and covering a number of shares of Sinclair common stock (a "Sinclair RSU") equal to the product obtained by multiplying (x) the total number of shares of Tribune common stock then underlying each such Tribune RSU by (y) the "equity award exchange ratio" (as defined below). In the event that a Sinclair RSU holder is terminated without cause (for purposes of the 2013 Plan and 2016 Plan) or resigns for good reason (for purposes of the 2016 Plan), in each case, within 12 months following the completion of the merger, all of his or her Sinclair RSUs will immediately vest, and in this regard, because all of the nonemployee directors will be removed from Tribune's board in connection upon the completion of the merger, all of their unvested Tribune RSUs will vest at that time. The supplemental Tribune RSUs, which were granted to each of Mr. Lazarus and Mr. Bigelow on April 27, 2017 in connection with the amendment of their employment agreements ("Supplemental RSUs"), will fully vest in connection with the completion of the merger.

  •
  Tribune Performance Stock Units.  Upon completion of the merger, each performance share unit (each, a "PSU") granted pursuant to the 2013 Plan or the 2016 Plan (other than a "Supplemental PSU," as defined below) will become immediately vested at the "target" level of performance as provided in the applicable award agreement and be cancelled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the total "target" number of shares subject to the PSU, by (y) the Equity Award Merger Consideration.

  •
  Tribune Supplemental Performance Stock Units.  Upon completion of the merger, each supplemental performance stock unit granted to Mr. Lazarus, Mr. Bigelow and Mr. Liguori (each, a "Supplemental PSU") that has satisfied its performance conditions and will vest in connection with the completion of the merger pursuant to the terms of the applicable award agreement will be cancelled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the total number of shares of Tribune common stock subject to such vested Supplemental PSU, by (y) the Equity Award Merger Consideration. As of June 23, 2017, the outstanding stock price hurdles under the Supplemental PSUs were $40.73, $42.73, $44.73, $46.73, $48.73, $50.73, $52.73, $54.73 and $56.73. (Two hurdles that are not listed here were already achieved and the corresponding Supplemental PSUs vested.)

    Each Supplemental PSU that is outstanding immediately prior to the effective time, and which does not vest pursuant to its terms in connection with the completion of the merger, will be cancelled for no consideration or payment to its holder.

  •
  Tribune Deferred Stock Units.  Certain nonemployee directors of Tribune hold deferred share units representing Tribune common stock (each, a "DSU"), which they received in compensation for their service on Tribune's board. Upon completion of the merger, each outstanding DSU will be cancelled converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the total number of shares subject to the DSU, by (y) the Equity Award Merger Consideration.

        Each Tribune director holds 3,690 unvested RSUs as of the date of this proxy except for Mr. Kern, who holds 4,834 unvested RSUs as of the date of this proxy. All RSUs granted in respect of Mr. Karsh's services as a director are held by OCM FIE LLC, an Oaktree affiliated entity, and this figure does not reflect any equity holdings of OCM FIE LLC other than equity awards granted in respect of Mr. Karsh's services.

        The following table shows the aggregate outstanding equity award holdings of Tribune's executive officers (other than Mr. Kern, whose holdings are described above) as of the date of this proxy statement.

	Tribune Stock Options(1)	Tribune PSUs(2)	Tribune Supplemental PSUs(2)	Tribune RSUs(3)	Tribune Supplemental RSUs(3)
Tribune Executive Officer Group	387,766	146,470	155,940	63,390	54,951

(1)
This figure represents the total number of in-the-money vested and unvested stock options held by the executive officer group, assuming an underlying share price of $42.98, which includes (x) $35.00 cash consideration per share of Tribune common stock plus (y) 0.2300 shares of Sinclair Class A common stock valued based on $34.71 (which is the average closing price of Sinclair Class A common stock over the first five business days following the first public announcement of the merger on May 8, 2017).

(2)
This figure represents the total number of unvested PSUs or Supplemental PSUs, as applicable, held by the executive officer group that would vest at target level of performance.

As noted below, Mr. Cherniss's employment with Tribune was terminated on June 30, 2017. Mr. Cherniss holds 9,434 unvested PSUs as of the date of this proxy, which represents the pro-rated portion of those PSUs (determined based on the number of days elapsed from the start of the applicable performance period up to and including the date of his termination) that remains outstanding following his termination and would vest upon the completion of the merger as described above.

(3)
This figure represents the total number of unvested RSUs or Supplemental RSUs, as applicable, held by the executive officer group.

  Executive Employment Agreements

        Tribune is party to an employment agreement with each of its executive officers (other than Mr. Peter Kern), which provide for severance payments and change in control benefits in connection with a termination of employment by Tribune without cause or by the executive officer for good reason (each, an "involuntary termination"), subject to execution and delivery of a release of claims by the executive officer. Except as described below, their entitlements to severance benefits pursuant to such employment agreements are not affected by the merger.

        Tribune is party to a letter agreement with Mr. Kern which does not provide for any severance or change in control payments or benefits. Pursuant to the letter agreement, Tribune may pay bonuses to Mr. Kern as determined in the discretion of Tribune's board. The compensation committee of Tribune's board has preliminarily concluded that it may pay Mr. Kern certain bonuses in 2017, including up to $2 million as a discretionary 2017 annual performance bonus and up to $3 million as a bonus related to his running the sale process of Tribune. No final determination has been made whether (or in what amounts) such bonuses will be granted.

        Tribune is also a party to separation agreements with each of Messrs. Liguori and John Batter. Pursuant to Mr. Liguori's separation agreement, he stepped down as the Chief Executive Officer of Tribune effective as of March 1, 2017 and is currently entitled to certain separation payments and benefits under the terms of that agreement which, with the exception of treatment of his outstanding Supplemental PSUs (as described herein), are not affected by the merger.

        Mr. Batter's employment with Tribune was terminated in connection with the completion of the Tribune's sale of Gracenote on January 31, 2017. In connection with Mr. Batter's termination of employment, Tribune entered into a separation agreement with him, pursuant to which he received the severance compensation and benefits payable under his employment agreement with Tribune, which are not affected by the merger.

        Mr. Cherniss entered into a separation agreement with Tribune on June 16, 2017, and pursuant to the terms thereof was terminated effective as of June 30, 2017. In connection with Mr. Cherniss's termination of employment and pursuant to his separation agreement, he received the compensation and benefits payable under his employment agreement with Tribune, which—with the exception of treatment of Tribune PSUs (as described herein)—were not affected by the merger.

  Severance Arrangements with Edward Lazarus and Chandler Bigelow

        Pursuant to their respective employment agreements and equity award agreements, as applicable, if either Mr. Lazarus or Mr. Bigelow experiences an involuntary termination (a) prior to January 1, 2018 or (b) following the consummation of the merger but prior to December 31, 2018, subject to his execution and non-revocation of a release of claims, he will receive:

            (i)  two times the sum of (x) his base salary and (y) his annual target bonus, payable over the 24-month period immediately following the termination of employment in substantially equal installments according to payroll practices (except that if Mr. Lazarus experiences an involuntary termination on or within 12 months after the consummation of the merger, this severance will be paid to him in a lump sum);

           (ii)  payment of the retention bonus ($1.5 million for Mr. Lazarus and $1.4 million for Mr. Bigelow) he would have been eligible to receive if he were employed by Tribune on December 31, 2017, payable as though he had remained employed through December 31, 2017;

          (iii)  continuation of any health and dental insurance coverage at active employee rates for 24 months following termination, subject to certain exceptions;

          (iv)  payment of any earned but unpaid annual bonus, if any, for the calendar year prior to date on which the termination occurred; and

           (v)  accelerated vesting of any unvested stock options and Tribune RSUs (excluding the Supplemental RSUs) that would have vested over the 24-month period following the termination of employment (with 12 months following the termination of employment to exercise any vested stock options) and vesting of a pro rata portion of any then unvested PSUs (excluding the Supplemental PSUs), based on the length of his employment during the performance period in relation to the full performance period, based on actual performance through the performance period (with such portion becoming vested after the conclusion of the applicable performance period).

        In addition, if Mr. Lazarus or Mr. Bigelow experiences an involuntary termination at any time in the 2018 calendar year prior to the completion of the merger, and the merger is ultimately completed by the earlier to occur of (x) the first anniversary of the termination date, and (y) December 31, 2018, subject to his execution and non-revocation of a release of claims, he will receive:

  (i)
  the cash severance described above, to be paid in a lump sum within 10 days after the completion of the merger; and

  (ii)
  all of his Tribune equity awards that otherwise would have been forfeited (including the Supplemental RSUs and Supplemental PSUs) shall remain outstanding and become vested upon the completion of the merger to the same extent had he remained employed though such date.

        Subject to certain limitations, each of them will also be entitled to continued health and dental insurance coverage in the event he experiences an involuntary termination in 2018 prior to the merger.

        In addition, if Mr. Lazarus or Mr. Bigelow experiences an involuntary termination in 2018 after a change in control or, to a certain extent, in anticipation of a change in control, he will not be treated any worse with respect to his annual bonus for the year of the change in control than other Tribune employees.

        Finally, in the event that the merger is completed on or prior to December 31, 2018, and either of Mr. Lazarus or Mr. Bigelow experiences an involuntary termination within one year following such completion of the merger, all of his then-unvested Sinclair RSUs will automatically accelerate and vest in full.

  Severance Arrangement with Lawrence Wert

        Under his employment agreement, Mr. Wert will be entitled to severance pay and benefits under his employment agreement if he experiences an involuntary termination, or if Tribune does not offer to extend the term of his employment agreement, in each case on or prior to December 31, 2018. In such a case, he will be entitled to receive:

            (i)  two times (or one times in the event the term of the agreement is not extended) the sum of his base salary and his annual target bonus, payable over the 24-month period (or 12-month period in the event of a non-renewal termination) immediately following the termination of employment in substantially equal installments according to payroll practices;

           (ii)  continuation of any health and dental insurance coverage at active employee rates for 24 months (12 months in the event the term of the agreement is not extended), subject to certain limitations and exceptions;

          (iii)  payment of any earned but unpaid annual bonus, if any, for the calendar year prior to date on which the termination occurred;

          (iv)  payment of a pro rata bonus (based on pro forma performance for the year of termination extrapolated from the performance run rate through the date of termination and based on the number of days he worked in such year); and

           (v)  accelerated vesting of any unvested stock options and Tribune RSUs that would have vested over the 24-month period following the termination of employment (with 12 months following the termination of employment to exercise any vested stock options) and vesting of a pro rata portion of any then unvested PSUs, based on the length of his employment during the performance period in relation to the full performance period and based on actual performance through the performance period (with such portion becoming vested after the applicable performance period).

        In addition, if the merger is completed on or before December 31, 2018 and Mr. Wert experiences an involuntary termination within one year after the completion of the merger, all of his then-outstanding options, Sinclair RSUs, and PSUs will accelerate and fully vest upon the date of termination.

  Restrictive Covenants

        Pursuant to their employment agreements, each of Messrs. Lazarus, Bigelow and Liguori is subject to a non-competition covenant and a non-solicitation of employees covenant applicable during employment and for 24 months following the executive's termination of employment. Mr. Wert is subject to a non-competition covenant and a non-solicitation of employees covenant applicable during employment and for 24 months following the executive's termination of employment for any reason other than a non-renewal of the agreement by Tribune or Mr. Wert; in the event of such non-renewal, such covenants are applicable during employment and for 12 months following such non-renewal. Each of these Tribune executive officers is also required to perpetually maintain the confidentiality of

Tribune's confidential information, and is bound by a perpetual non-disparagement covenant. Generally, the severance payments and benefits for each of these Tribune executive officers are conditioned on (among other things) continued compliance with these covenants. Mr. Kern is not subject to any restrictive covenants under his letter agreement.

  Annual Incentive Payments

        Pursuant to the merger agreement, annual cash-based incentive bonuses earned by Tribune executive officers in respect of the year in which the merger becomes effective, if any, will be paid to employees of Tribune and its subsidiaries in amounts based on actual performance during the applicable performance period as soon as practicable following completion of the audited financial statements for the applicable fiscal year. However, if the employment of any such eligible employee is terminated by Sinclair, Tribune, or any of their respective subsidiaries, as applicable, without "Cause" (as defined in Tribune's 2016 Incentive Compensation Plan) prior to the payment of the annual cash-based incentive bonuses in respect of the 2017 fiscal year, such employee will remain eligible to receive a bonus in respect of such 2017 fiscal year, with such amount to be based on actual performance and prorated to reflect such employee's actual employment during such period.

  Other Interests

        Pursuant to the merger agreement, Tribune's directors and officers are entitled following the merger to certain continued indemnification (including advancement of expenses as incurred) to the fullest extent permitted by applicable law arising out of or related to their service as a director or officer of Tribune or its subsidiaries, and insurance coverage, for a period of at least six years following consummation of the merger, that is comparable to and in any event not less favorable than the existing policies subject to certain limitations, including a cap on insurance premiums required to be paid to obtain such coverage of 300% of the last annual premium paid prior to the date of the merger agreement.

        Under the merger agreement, Tribune may also grant retention and transaction bonuses to selected Tribune employees and members of the transaction committee of Tribune's board (including Mr. Kern) out of the $20 million retention and bonus pool reserved by the compensation committee of Tribune's board for that purpose. At this time, Tribune intends to pay Mr. Murphy $90,000 in respect of his services on the transaction committee of Tribune's board out of this retention and bonus pool, and has not yet otherwise allocated individual awards to its executive officers or directors.

        Prior to the signing of the merger agreement, there were no offers or other communications between Sinclair and any of Tribune's senior executive officers who had substantial involvement in the sale process regarding such individuals' employment at Sinclair following consummation of the merger.

  Quantification of Potential Payments to Named Executive Officers in Connection with the Merger

        In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation that are based on or otherwise relate to the merger that may become payable to each of Tribune's named executive officers. Please see the previous portions of this section "Transaction Summary—Interests of Tribune's Directors and Officers in the Merger" beginning on page 109, above, for additional information regarding this compensation.

        The amounts indicated below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the merger is consummated on June 23, 2017 (the latest practicable date before the filing of this proxy statement/prospectus), and the employment of each of the named executive officers, other than Messrs. Liguori and Batter, was terminated by Tribune without cause or by the named executive officer for good reason on that date. As described below, some of the amounts set forth in the table would be payable as a result of consummation of the merger ("single-trigger" payments) and some amounts would be payable only if a termination of employment or service occurs in connection with or following the merger ("double-trigger" payments). In addition to the assumptions regarding the consummation date of the merger and termination of the employment of the named executive officers, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a named executive officer in connection with the merger may materially differ from the amounts set forth below.

Name(1)	Cash($)	Equity— Single Trigger ($)	Equity— Double Trigger ($)	Benefits ($)	Other ($)	Total ($)
	(2)	(3)	(3)		(4)
Peter Kern	—	—	207,774	—	—	207,774
Interim Chief Executive Officer
Chandler Bigelow	3,133,699	3,716,738	950,693	47,027	1,400,000	9,248,157
Executive Vice President and
Chief Financial Officer
Lawrence Wert	4,176,712	2,752,202	792,651	39,001	—	7,760,566
President, Broadcast Media
Edward Lazarus	3,357,534	3,804,673	981,159	38,069	1,500,000	9,681,435
Executive Vice President, General
Counsel, Chief Strategy Officer
and Corporate Secretary
Peter Liguori	—	1,695,887	—	—	—	1,695,887
Former Chief Executive Officer

(1)
Although Mr. Batter's employment with Tribune was terminated on January 31, 2017, he is a named executive officer of Tribune and was included in the Summary Compensation Table of Tribune's most recently completed proxy statement, filed with the SEC on March 24, 2017. Mr. Batter will not receive any payments or benefits in connection with or related to the merger, other than cash and Sinclair common stock he may receive as a shareholder of Tribune pursuant to the terms of the merger agreement, and therefore he is omitted from this table.

(2)
The estimated amounts listed in this column represent the aggregate value of cash severance each named executive officer would be entitled to receive in connection with a qualifying termination upon or following the merger as provided in his employment agreement. For each of Messrs. Lazarus, Bigelow and Wert, this amount represents (i) twice the sum of (x) his base salary plus (y) his target bonus, (ii) plus a prorated bonus for 2017. The estimated amounts shown in this column are based on the compensation levels in effect on June 23, 2017, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus; therefore, if compensation levels are changed after such date, actual payments to a named executive officer may be different than those listed in this column. The amount presented for the 2017 prorated bonus assumes actual performance for 2017 is equal to the target bonus level, which would result in payments to Messrs. Lazarus, Bigelow and Wert of $357,534, $333,699 and $476,712, respectively. Payments of cash severance to each of Messrs. Lazarus, Bigelow and Wert is conditioned upon (i) his having provided an irrevocable waiver and release of claims in favor of Tribune and its affiliates and (ii) continued compliance in all material respects with terms of his employment agreement, including the restrictive covenants described above.

Mr. Liguori will not receive cash severance in connection with the merger, as his separation agreement already provides for his severance payments and benefits arising from his termination of employment.

Mr. Kern is not currently entitled to any cash payment in respect of the merger, other than in respect of the unvested Tribune RSUs that he received for his service as a nonemployee director on Tribune's board before he became Interim Chief Executive Officer. The amount listed in the table for Mr. Kern does not include any discretionary annual performance bonus or transaction bonus that may be paid to Mr. Kern in 2017 in amounts not to exceed $2 million and $3 million, respectively, or any bonus amounts that may be granted under the retention and bonus pool described above under "Transaction Summary—Interests of Certain

  Tribune Directors and Executive Officers in the Merger—Other Interests," as no final determination has been made whether (or in what amounts) such bonuses will be granted.

(3)
The amounts in these two columns represent the value of unvested Tribune equity awards held by the named executive officer (based on their holdings as of June 23, 2017) that will either be cashed out or converted in the merger as described above in "Transaction Summary—Interests of Tribune's Directors and Officers in the Merger—Treatment of Long-Term Incentive Awards," as follows:

Name	Tribune Stock Options ($)	Tribune PSUs ($)	Tribune Supplemental PSUs ($)	Tribune RSUs ($)	Tribune Supplemental RSUs ($)	Total ($)
	(a)	(b)	(c)	(d)	(e)
Peter Kern	—	—	—	207,774	—	207,774
Interim Chief Executive Officer
Chandler Bigelow	1,090,932	1,444,900	—	950,694	1,180,906	4,667,432
Executive Vice President
and Chief Financial Officer
Lawrence Wert	1,535,995	1,216,206	—	792,652	—	3,544,853
President, Broadcast
Media
Edward Lazarus	1,090,932	1,532,835	—	981,159	1,180,906	4,785,832
Executive Vice President,
General Counsel, Chief
Strategy Officer and
Corporate Secretary
Peter Liguori	—	1,695,887	—	—	—	1,695,887
Former Chief Executive
Officer

(a)
This column represents the value of unvested in-the-money stock options held by the named executive officer multiplied in each case by the difference between (i) $42.98, which includes (x) $35.00 cash consideration per share of Tribune common stock plus (y) 0.2300 shares of Sinclair Class A common stock valued based on $34.71 (which is the average closing price of Sinclair Class A common stock over the first five business days following the first public announcement of the merger on May 8, 2017) and (ii) the exercise price of those stock options. All unvested stock options will vest in the merger.

(b)
This column represents the value of PSUs held by the named executive officer (including the PSUs held by Mr. Liguori that remain outstanding pursuant to his separation agreement) that would vest upon the merger, at target level of performance, multiplied by $42.98 (determined as described above). Under Mr. Liguori's separation agreement with Tribune, in the event of a change in control of Tribune, his PSUs that remain outstanding, which were prorated in connection with his termination of employment, will be vested assuming the target level of performance. Also, his Supplemental PSUs remain outstanding and become vested (if at all), on the same terms and conditions as if he had remained employed until the end of the performance period (without proration for the portion of the performance period he was employed).

(c)
No vesting of additional Supplemental PSUs is shown in this table. Although one tranche of Supplemental PSUs would have vested at an assumed Tribune stock price of $41.65 (which is the average closing price of Tribune common stock over the first five business days following the first public announcement of the merger on May 8, 2017, and is the required calculation for this table under Item 402(t) of Regulation S-K), that stock price average was not maintained for 10 consecutive trading days, which is required under the terms and conditions of the Supplemental PSUs.

(d)
The values in this column represent the number of Tribune RSUs (other than the Supplemental RSUs granted to Mr. Lazarus and Mr. Bigelow that are described below) held by the named executive officer that would vest upon a qualifying termination following the merger. This value is determined by multiplying by $42.98 (determined as described above). The amounts in this column payable in respect of Tribune RSUs (other than Supplemental RSUs), which will be converted into Sinclair RSUs, are double trigger payments. Because it is expected that Mr. Kern will be removed from Tribune's board in connection with the merger, all of his unvested Tribune RSUs will vest in the merger. Accelerated vesting of Tribune RSUs held by each Messrs. Bigelow, Lazarus and Wert and included in this column is conditioned upon (i) his having provided an irrevocable waiver and release of claims in favor of Tribune and its affiliates and (ii) continued compliance in all material respects with terms of his employment agreement, including the restrictive covenants described above.

(e)
This column represents the value of the Supplemental RSUs held by Mr. Lazarus and Mr. Bigelow, all of which will vest in the merger. This value is determined by multiplying the number of Supplemental RSUs by $42.98 (determined as described above). While under the merger agreement, upon the merger, the Supplemental RSUs are technically converted into cash-settled Sinclair RSUs, because those RSUs will vest upon the merger, they would immediately be settled for cash. Therefore, the Supplemental RSUs are shown in the column of single-trigger equity payments. This table does not reflect any reduction of the Supplemental RSUs, which could arise pursuant to the award agreement for the Supplemental RSUs, if Mr. Lazarus or Mr. Bigelow would receive a greater net after tax benefit following the merger, so that the aggregate payments received by him do not exceed the "safe harbor amount" under Section 280G of the Internal Revenue Code.
(4)
The amounts in this column represent the retention bonuses payable to each of Messrs. Lazarus and Bigelow in the event of an involuntary termination prior to January 1, 2018.

Voting by Tribune's Directors and Executive Officers

        As of March 15, 2017, the directors and executive officers of Tribune beneficially owned, in the aggregate, 475,548 shares (or less than 1%) of Tribune Class A common stock and no shares of Tribune Class B common stock. The directors and executive officers of Tribune have informed Tribune that they currently intend to vote all of their shares of Tribune Class A common stock for all of the proposals to be voted on at the special meeting.

Tribune Shareholder Advisory Vote on Merger-Related Compensation for Tribune's Named Executive Officers

        Tribune is required, pursuant to Section 14A of the Exchange Act, to include in this proxy statement/prospectus a non-binding, advisory vote on certain compensation to which each of its "named executive officers" may become entitled under the circumstances described below as determined in accordance with Item 402(t) of Regulation S-K, in connection with the proposed merger pursuant to arrangements entered into with Tribune.

Litigation Relating to the Merger

        Following the initial filing of the registration statement to which this proxy statement/prospectus relates, four putative stockholder class action lawsuits were filed against Tribune, the members of the Tribune board, and in certain instances Sinclair and Samson Merger Sub in the United States District Courts for the Districts of Delaware and Illinois. The actions are captioned McEntire v. Tribune Media Co., et al., 1:17-cv-05179 (N.D. Ill.), Duffy v. Tribune Media Co., et al., 1:17-cv-00919 (D. Del.), Berg v. Tribune Media Co., et al., 1:17-cv-00938 (D. Del.), and Pill v. Tribune Media Co., et al., 1:17-cv-00961 (D. Del.). These lawsuits allege that the proxy statement/prospectus omitted material information and was materially misleading in violation of the Securities Exchange Act of 1934, as amended, and U.S. Securities and Exchange Commission Rule 14a-9. The actions generally seek, preliminary and permanent injunctive relief, rescission or rescissory damages, and unspecified damages. The defendants intend to vigorously defend against these lawsuits.

Accounting Treatment of the Transaction

        The merger will be accounted for using the acquisition method of accounting in accordance with ASC 805—Business Combinations, which we refer to as "ASC 805." Sinclair's management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the merger and concluded, based on a consideration of the pertinent facts and circumstances, that Sinclair will be the acquirer for financial accounting purposes. Accordingly, Sinclair's cost to acquire Tribune has been allocated to Tribune's acquired assets, liabilities and commitments based upon their estimated fair values. The allocation of the purchase price is estimated and is dependent upon estimates of certain valuations that are subject to change. In addition, the final purchase price of Sinclair's acquisition of Tribune will not be known until the date of closing of the transaction and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.

NASDAQ Listing of Sinclair Class A Common Stock

        Sinclair will use reasonable best efforts to cause the Sinclair Class A common stock issuable in the transactions to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the closing date. Sinclair will also use its reasonable best efforts to obtain all necessary state securities law or "blue sky" permits and approvals required to carry out the transactions contemplated by the merger agreement.

Delisting and Deregistration of Tribune Common Stock

        Sinclair will, with the reasonable cooperation of Tribune, take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the de-listing of the Tribune Class A common stock from the NYSE and the deregistration of the Tribune Class A common stock and other Tribune securities under the Exchange Act as promptly as practicable after the closing of the transaction.

Regulatory Approvals

        Antitrust Authorities.    Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated, nor may the acquiring party begin to direct the operations of the acquired company, until the expiration or termination of certain waiting period requirements. These requirements apply to the merger.

        Under the HSR Act, the merger may not be completed until each of Sinclair and Tribune files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, and the applicable waiting periods have expired or been earlier terminated by the FTC and the Antitrust Division. Sinclair and Tribune filed the Notification and Report Forms on May 30, 2017. On June 29, 2017, Sinclair voluntarily withdrew its initial Notification and Report Forms filed on May 30, 2017 prior to the end of the initial 30-day waiting period and refiled the Notification and Report Forms on July 3, 2017.

        The Antitrust Division is reviewing the merger and at any time before or after the closing of the transaction could take action under the antitrust laws, including seeking to enjoin the closing of the transaction, seeking to unwind the merger or seeking the divestiture of substantial assets of Sinclair or Tribune (or their respective subsidiaries). To address potential antitrust concerns with the merger and comply with FCC rules, Sinclair has agreed to divest assets or interests of Sinclair or its subsidiaries if such action is necessary or advisable to avoid, prevent, eliminate or remove an actual or threatened proceeding or the issuance of any order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the merger agreement by any governmental authority.

        Sinclair and Tribune have also received an inquiry from the Washington state attorney general's office indicating that it will be reviewing the merger with respect to whether it may have any effect on competition for spot advertising on broadcast television stations or for retransmission consent rights in the Seattle-Tacoma DMA, where Sinclair owns the ABC affiliate, KOMO-TV, and the Univision affiliate KCPO, and Tribune owns the FOX affiliate, KCPQ and the MyNetworkTV affiliate KZJO.

        State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances.

  Federal Communications Commission.

        Under the merger agreement, Sinclair and Tribune each agreed to use its reasonable best efforts, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the transactions as promptly as reasonably practicable.

        Sinclair also agreed, subject to the terms of the merger agreement, to use reasonable best efforts to take all actions to avoid or eliminate any impediment that may be asserted by a governmental authority with respect to the transactions so as to enable the closing to occur as soon as reasonably practicable, including taking approval actions to obtain regulatory approval.

        The applications for FCC consent were filed on June 26, 2017, and a public notice of the filing of the applications and establishing a comment cycle was released on July 6, 2017. Several petitions to deny the applications, and numerous other comments, both opposing and supporting the transaction, were filed in response to the public notice. Sinclair and Tribune filed the Joint Opposition to the petitions to deny on August 22, 2017. Petitioners and others filed replies to the Joint Opposition on August 29, 2017.

        On August 2, 2017, each of Sinclair and Tribune received a request for additional information and documentary material, which we refer to as a "second request," from the Antitrust Division of the Department of Justice under the HSR Act. A second waiting period of 30-calendar days will begin to run after each of Sinclair and Tribune has substantially complied with this second request.

        The timing or outcome of the FCC regulatory process and the second request under the HSR Act cannot be predicted.

        In that connection, Sinclair agreed to divest one or more television stations in the overlap markets as necessary to comply with the FCC duopoly rule or to obtain clearance under the HSR Act, in each case as required by the applicable governmental authority in order to obtain approval of and consummate the transactions. Sinclair is required to designate either a Tribune station or Tribune stations or a Sinclair station or Sinclair stations for divestiture in each market, as required by and subject to approval by the relevant governmental authority. Sinclair has also agreed to designate, at its option, certain additional Tribune stations or Sinclair stations for divestiture and to divest such stations in order to comply with the FCC national cap as required by the FCC in order to obtain approval of and consummate the transactions.

        However, the merger agreement does not (i) require Sinclair or Tribune or any of their respective subsidiaries to take, or agree to take, any regulatory action, unless such action will be conditioned upon the consummation of the merger and the transaction contemplated by the merger agreement, (ii) permit Tribune or any of its subsidiaries to agree, consent to or approve (without the prior consent of Sinclair, which need only be granted to the extent otherwise required under the merger agreement) any approval action or (iii) require Sinclair or any of its subsidiaries to agree to take or consent to the taking of any approval action other than divestitures described in the prior paragraph and other approval actions (not involving the divestitures of stations or the modification or termination of any local marketing, joint sales, shared services or similar contract or related option agreements) that individually or in the aggregate, would not reasonably be expected to result in an approval material adverse effect.

        Moreover, Sinclair and Tribune have also agreed that in the event that the UHF discount is repealed, stayed, rendered inapplicable or otherwise not in full force and effect as of the closing (unless the FCC national cap has been increased or otherwise modified so that the impact of the FCC national cap is no less favorable to Sinclair and its subsidiaries than the impact of the national cap as in effect as of May 8, 2017 giving effect to the UHF discount), then the approval actions that would be required to be taken to obtain the FCC consent to consummate the transactions would, in the aggregate, be deemed to reasonably be expected to result in an approval material adverse effect, and neither Sinclair nor any of its subsidiaries will be required to take, agree or consent to, or approve such approval actions. A petition for judicial review of the Order on Reconsideration adopted by the FCC on April 20, 2017 (and published in the Federal Register on May 5, 2017), In the Matter of Amendment of Section 73.3555(e) of the Commission's Rules, National Television Multiple Ownership Rule, was filed on May 12, 2017. On May 26, 2017, the petitioners in that case filed an emergency motion at the D.C. Circuit Court of Appeals seeking a stay of the Order on Reconsideration pending judicial review. On June 1, 2017, the D.C. Circuit Court of Appeals entered an administrative stay of the Order on Reconsideration, which was to take effect on June 5, 2017, pending its review of the emergency stay motion. On June 15, 2017, the D.C. Circuit Court of Appeals issued an order dissolving the administrative stay and denying the emergency stay motion. The Order on Reconsideration became effective immediately upon release of the court's order, as a result of which the UHF discount remains in effect.

        In addition, under the merger agreement, Sinclair and Tribune agreed that if the FCC precludes Sinclair or any of its subsidiaries from holding a customary option to acquire any station to be divested to comply with the FCC national cap, the divestiture would, be deemed to reasonably be expected to result in an approval material adverse effect and neither Sinclair nor any of its subsidiaries will be required to divest, agree or consent to divest Tribune stations or Sinclair stations to comply with the FCC national cap.

        For a further description, see "The Agreements—Description of the Merger Agreement—Efforts to Consummate the Transaction" beginning on page 144.

Financing of the Transaction

        On May 8, 2017, in connection with the merger agreement, Sinclair and STG entered into the debt commitment letters with JPMorgan, RBC and Deutsche Bank, and certain of their respective affiliates, for commitments with respect to the financing required by Sinclair to consummate the merger and to refinance certain indebtedness of STG and Tribune.

        The provision of debt financing by JPMorgan, RBC, Deutsche Bank or any other person is not a condition to the closing of the transaction.

        The financing under the debt commitment letters, the availability of which is contingent on the satisfaction of certain conditions, including the closing of the transaction, provides for credit facilities in an aggregate principal amount of up to $5,632 million, consisting of: (i) a senior secured term B loan facility in an aggregate principal amount of up to $4,847 million (which will be reduced to $3,747 million as a result of the consent solicitation described below) and (ii) a senior unsecured bridge loan facility in an aggregate principal amount of up to $785 million available to the extent STG does not issue senior unsecured notes or other securities with an aggregate principal amount of at least $785 million on or prior to the consummation of the transaction. Sinclair and/or an affiliate of Sinclair may be a co-borrower under the facilities to be provided under the debt commitment letters.

        The debt commitment letters also provide for the syndication of a senior secured revolving credit facility in an aggregate principal amount of up to $225 million, but such secured revolving credit facility is not required by Sinclair to consummate the transaction.

        On May 14, 2017, the debt commitment letters were amended and restated to adjust certain of the commitments described thereunder in the event that STG issues senior unsecured notes in an offering in excess of the bridge facility amount of $785 million and to provide additional flexibility regarding the allocation of the commitments for the facilities under the debt commitment letters.

        Pursuant to the credit facilities commitment letter, JPMorgan agreed to act as the administrative agent and collateral agent for each of the senior secured credit facilities, RBCCM agreed to act as co-syndication agent, DBSI agreed to act as co-documentation agent and JPMorgan, RBC and DBSI agreed to act as joint lead arrangers and joint bookrunners for these credit facilities on the terms and subject to the conditions set forth therein. The covenants, defaults, prepayments, guarantees and collateral security for the senior secured credit facilities under the credit facilities commitment letter are expected to be substantially similar to those under STG's current credit agreement except as otherwise set forth in the credit facilities commitment letter. Each of the credit facilities will bear interest at LIBOR plus an applicable margin. The senior secured credit facilities will be secured by liens on substantially all of STG's assets and will be guaranteed by, and secured by the assets of, certain of its subsidiaries. Sinclair and/or an affiliate of Sinclair may be a co-borrower under the facilities to be provided under the debt commitment letters. Various economic and other terms of the credit facilities are subject to change in the process of syndication.

        Pursuant to the bridge facility commitment letter for the bridge facility, JPMorgan agreed to act as the administrative agent, RBCCM agreed to act as co-syndication agent, Deutsche Bank agreed to act as co-documentation agent and JPMorgan, RBC and Deutsche Bank agreed to act as joint lead arrangers and joint bookrunners in each case on the terms and subject to the conditions set forth therein. The loans under the bridge facility are structured as increasing rate loans customary for facilities of this type, with a rate based on LIBOR plus an applicable margin which increases up to a total cap whose level will be determined based on timing of the closing of the transaction, syndication and other factors. The bridge loans will be unsecured, will be guaranteed by each guarantor under the senior secured credit facilities and will rank pari passu with all other senior indebtedness of STG. The documentation for the bridge facility shall, except as otherwise set forth in the bridge facility commitment letter, be based on and consistent with the indenture governing STG's 5.125% Senior Notes due 2027, which we refer to as the "existing Sinclair notes," and shall in any case, except as expressly set forth in the bridge facility commitment letter, be no less favorable to the borrower than the indenture governing the existing Sinclair notes; provided that prior to the initial maturity date, the covenants contained in the bridge facility may contain covenants similar to those contained in STG's existing credit agreement, and the defaults contained in the bridge facility will be similar to those contained in such existing credit agreement and in each case, prior to the initial maturity date, such covenants and defaults may be more restrictive than those contained in the indenture governing the existing Sinclair notes.

        To the extent STG obtains net proceeds from the issuance of senior unsecured notes in connection with the consummation of the transaction in an amount not less than $785 million, the bridge facility would not be funded. Additionally, to the extent STG obtains net proceeds from the issuance of senior unsecured notes in connection with the consummation of the transaction in an amount in excess of $785 million, the senior secured term B loan facility will be reduced by such excess.

        In connection with the transaction, the indebtedness outstanding under Tribune's existing credit facility will be repaid and the commitments thereunder terminated at or prior to the closing of the transaction. However, the Tribune notes in the principal amount of $1,100 million are expected to remain outstanding after the consummation of the transaction. On June 13, 2017, Tribune commenced a consent solicitation, seeking consents from the holders of Tribune notes to amend certain provisions of the Tribune indenture to (i) eliminate any requirement for Tribune to make a "Change of Control Offer," as defined in the Tribune indenture, to holders of Tribune notes in connection with the transaction, (ii) clarify the treatment under the Tribune indenture of the proposed structure of the transactions and to facilitate the integration of Tribune and its subsidiaries and the Tribune notes with and into Sinclair's debt capital structure, and (iii) eliminate the expense associated with producing and filing with the SEC separate financial reports for STG, as successor issuer of the Tribune notes, if Sinclair or any other parent entity of the successor issuer of the Tribune notes, in its sole discretion, provides an unconditional guarantee of the payment obligations of the successor issuer under the Tribune notes. On June 22, 2017, Tribune announced that it had obtained the requisite consents and had executed a supplemental indenture to amend these provisions of the Tribune indenture, which amendments will not be operative until the consummation of the transaction. Because the requisite consents were obtained, the aggregate principal amount of the senior secured term B loan facility will be reduced by $1,100 million to $3,747 million in accordance with the debt commitment letters.

        The debt commitment letters contain conditions to funding of the debt financing customary for commitments of this type, including but not limited to:

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  consummation of the merger in all material respects pursuant to the merger agreement;

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  the absence of a material adverse effect on Tribune and its subsidiaries;

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  repayment of indebtedness outstanding under, and termination of commitments provided in, Tribune's existing credit facility;

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  solvency of the borrower and its subsidiaries on a consolidated basis after giving effect to the merger and the transactions contemplated by the debt commitment letters;

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  delivery of customary financial information and conclusion of marketing periods for the senior secured credit facilities and unsecured debt financing backstopped by the bridge facility; and

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  the accuracy of certain specified representations and warranties in the merger agreement and the credit agreement governing the senior secured credit facilities.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

        The following summary discusses the material U.S. federal income tax consequences of the merger to U.S. Holders and Non-U.S. Holders (each as defined below, and collectively, the "Holders"). This summary is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder, published rulings by the Internal Revenue Service, which we refer to as the "IRS," and judicial authorities and administrative decisions, all as in effect as of the date of this proxy statement/prospectus, and all of which may change, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein. The U.S. federal income tax laws are complex and subject to different interpretations. No ruling has been received from the IRS, and no opinion of counsel has been rendered, as to the U.S. federal income tax consequences of the merger. This summary is not binding on the IRS or a court, and there can be no assurance that the tax consequences described in this summary will not be challenged by the IRS or that they would be sustained by a court if so challenged.

        This summary addresses only the consequences of the exchange of shares of Tribune common stock held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be important to a shareholder in light of that Holder's particular circumstances, or to a Holder subject to special rules, such as:

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  a financial institution, mutual fund or insurance company;

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  a real estate investment trust;

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  a pass-through entity or an investor in a pass-through entity;

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  a tax-exempt organization;

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  a retirement or other tax-deferred account;

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  a dealer, trader or broker in securities;

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  a controlled foreign corporation or passive foreign investment company;

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  a U.S. expatriate;

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  a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

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  a Holder who holds Tribune common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction;

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  a Holder who acquired Tribune common stock pursuant to the exercise of compensatory options or stock purchase plans or otherwise as compensation; or

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  a Holder that does not vote in favor of the merger and properly demands appraisal of its shares of Tribune common stock under applicable law.

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of Tribune common stock, the tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A partner in a partnership holding shares of Tribune common stock should consult its tax advisors regarding the tax consequences of the merger.

        This summary of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. In addition, this discussion does not address any alternative minimum tax, non-income tax or state, local or non-U.S. tax consequences of the merger, nor does it address any tax consequences arising under the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto).

        Each Holder should consult its own tax advisor to determine the particular tax consequences of the merger to such shareholder in light of such shareholder's particular circumstances.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of shares of Tribune common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state therein or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        A U.S. Holder's receipt of cash and shares of Sinclair Class A common stock in exchange for shares of Tribune common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value, at the effective time, of the shares of Sinclair Class A common stock received by such U.S. Holder in the merger and (2) such U.S. Holder's adjusted tax basis in the shares of Tribune common stock exchanged in the merger.

        Any such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder's holding period in the Tribune common stock immediately prior to the merger is more than one year. In the case of a U.S. Holder who holds shares of Tribune common stock with differing tax bases and/or holding periods, gain or loss must be determined separately for each identifiable block of shares of Tribune common stock (generally, shares purchased at the same price in the same transaction). For U.S. Holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential rates. The deductibility of capital losses is subject to limitations. Each U.S. Holder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated as a result of the merger.

        In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of any gain or loss realized by such U.S. Holder.

        A U.S. Holder will have a tax basis in the shares of Sinclair Class A common stock received in the merger equal to the fair market value of such shares at the effective time. The holding period for shares of Sinclair Class A common stock received in exchange for shares of Tribune common stock in the merger will begin on the date immediately following the closing date.

Non-U.S. Holders

        For purposes of this summary, the term "Non-U.S. Holder" means a beneficial owner of shares of Tribune common stock that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

        Any gain realized by a Non-U.S. Holder pursuant to the merger generally will not be subject to U.S. federal income tax unless:

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  the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or, in the case of an individual, a fixed base, maintained by such Non-U.S. Holder in the United States), in which case such gain generally will be subject to U.S. federal income tax in substantially the same manner as if it were realized by a U.S. person, and, if the Non-U.S. Holder is a corporation, such gain may also be subject to the branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

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  such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the merger occurs, and certain other specified conditions are met, in which case such gain will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the Non-U.S. Holder, if any; or

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  Tribune is or has been a "United States real property holding corporation" (as such term is defined in Section 897(c) of the Code and which we refer to as a "USRPHC") at any time within the shorter of the five-year period preceding the merger or such Non-U.S. Holder's holding period with respect to the applicable shares of common stock, which we refer to as the "relevant period," and, if shares of common stock are regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such Non-U.S. Holder owns directly or is deemed to own pursuant to attribution rules more than 5% of the outstanding Tribune common stock at any time during the relevant period, in which case such gain will be subject to U.S. federal income tax at the rates generally applicable to U.S. persons (as described in the first bullet point above), except that the branch profits tax will not apply. Tribune believes that it is not a USRPHC, and will not have been, a USRPHC at any time during the five-year period preceding the merger.

Backup Withholding and Information Reporting

        A U.S. Holder generally will be subject to information reporting with respect to the proceeds received by such U.S. Holder in the merger. In addition, a U.S. Holder may, under certain circumstances, be subject to backup withholding (currently at a rate of 28%) on the proceeds to which such U.S. Holder is entitled in connection with the merger, unless such U.S. Holder provides the appropriate documentation (generally, a properly completed IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption from backup withholding.

        The information reporting and backup withholding rules that apply to payments to a U.S. Holder generally will not apply to payments to a Non-U.S. Holder in connection with the merger if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing a properly completed IRS Form W-8BEN or W-8BEN-E) and satisfies certain other requirements or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors regarding these matters.

        Backup withholding is not an additional tax. Any amounts withheld from a Holder under the backup withholding rules will generally be allowable as a refund or credit against such Holder's U.S.

federal income tax liability, provided that certain required information is timely furnished to the IRS and other applicable requirements are satisfied.

        The preceding summary is provided for general informational purposes only and is neither tax advice nor a complete analysis or discussion of all potential tax consequences of the merger relevant to shareholders. Each Holder should consult its own tax advisor to determine the particular tax consequences of the merger to such shareholder in light of such Holder's particular circumstances.

THE AGREEMENTS

        The following summary describes certain material provisions of the merger agreement and the voting agreement entered into in connection with the transaction, and is qualified in its entirety by reference to those agreements. Copies of the merger agreement and the voting agreement are attached to this proxy statement/prospectus as Annexes A and B, respectively, and are incorporated by reference into this proxy statement/prospectus. This summary may not contain all of the information about the agreements that may be important to you. We encourage you to carefully read each of the agreements in its entirety for a more complete understanding of the transaction.

Description of the Merger Agreement

        This section of this proxy statement/prospectus describes certain material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this proxy statement/prospectus. We urge you to read the entire merger agreement.

        The merger agreement and the discussion under the heading "The Agreements—Description of the Merger Agreement" beginning on page 127 have been included to provide you with information regarding the terms of the merger agreement. They are not intended to provide any other factual information about Tribune, Sinclair or Merger Sub. That information can be found elsewhere in this proxy statement/prospectus and in the other public filings made by Tribune and Sinclair with the SEC, which are available without charge at www.sec.gov. See "Where You Can Find More Information" beginning on page 187 and "Incorporation of Certain Documents by Reference" beginning on page 185.

        On May 8, 2017, Sinclair entered into the merger agreement with Tribune and Merger Sub. The merger agreement provides, among other things, for the merger of Merger Sub with and into Tribune with Tribune surviving the merger as a wholly-owned subsidiary of Sinclair and the issuance to Tribune shareholders of shares of Sinclair Class A common stock and cash as described below in "The Agreements—Description of the Merger Agreement—Consideration in the Merger."

Transaction Structure

        The parties agreed that if Sinclair determines in good faith that it desires to effect the transactions contemplated by the merger agreement utilizing a transaction structure different than that reflected in the merger agreement, then the parties will negotiate in good faith to make such modifications to the merger agreement as will be reasonably necessary or desirable to effect the transaction utilizing such other transaction structure (it being agreed and understood that Sinclair will be permitted to either (i) substitute for Merger Sub a newly-created wholly-owned subsidiary of STG, which, upon executing and delivering a joinder agreement, will thereafter be deemed to be "Merger Sub" in the merger agreement or (ii) contribute all of the shares of the Merger Sub to STG). Notwithstanding the foregoing, Tribune will only be obligated to make such modifications if there is no change to the merger consideration and the making of such modifications would not impair or materially delay the consummation of the transactions contemplated by the merger agreement.

        The parties do not intend that the consummation of the transactions contemplated by the merger agreement, including the merger, will require a vote of the holders of Sinclair Class A common stock or Sinclair Class B common stock, and each of Tribune and Sinclair will use reasonable best efforts to avoid taking any action that would reasonably be expected to require such vote to be obtained.

Closing of the Transaction

        The closing of the transaction will take place at 10:00 a.m. eastern time, in New York City, no later than the third business day after the satisfaction or, to the extent permitted by applicable law, waiver of the conditions set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Sinclair and Tribune. However, if the marketing period for the debt financing for the transaction, which we refer to as the "marketing period," has not ended by such date, then the closing of the transaction will instead take place on the earlier of the second business day after the expiration of the marketing period and the business day during the marketing period selected by Sinclair and notified in writing to Tribune on at least three business days' prior written notice.

Consideration in the Merger

        In the merger, each outstanding share of Tribune common stock issued and outstanding immediately prior to the merger will automatically be converted into the right to receive (i) $35.00 in cash, without interest and less any required withholding taxes and (ii) 0.2300 of a validly issued, fully paid and nonassessable share of Sinclair Class A common stock.

        Tribune shareholders are entitled to appraisal rights under the DGCL in connection with the merger only to the extent described herein. See "Appraisal Rights" beginning on page 154.

Treatment of Stock Options, Warrants and Other Stock-Based Awards

Stock Options

        Each stock option that is outstanding immediately prior to the effective time, whether vested or unvested, will be immediately cancelled and converted into the right to receive, with respect to each share of Tribune common stock underlying each such stock option, a cash payment in an amount equal to the product of (i) the total number of shares of Tribune common stock subject to outstanding stock options as of the effective time, multiplied by (ii) excess, if any, of (x) the per share merger consideration (with any stock consideration calculated based on the product of the volume weighted average closing price per share of Sinclair Class A common stock on NASDAQ measured on a cumulative basis over the ten consecutive trading days ending on the complete trading day immediately prior to the closing date, which we refer to as the "Sinclair stock price," multiplied by the exchange ratio), over (y) the exercise price per share of each stock option (without any interest thereon and subject to all applicable withholding), with any such cash payment to be paid to each holder in a lump sum as soon as practicable, but in no event later than ten business days, following the effective time. Any stock option with an exercise price as of the effective time that is greater than or equal to the per share merger consideration will be immediately cancelled in exchange for no consideration.

Restricted Stock Units

        Each restricted stock unit of Tribune that is outstanding immediately prior to the effective time, whether vested or unvested, will, as of the effective time, be assumed by Sinclair and become a cash-settled restricted stock unit subject to the same terms and conditions (other than settlement) as applied to such restricted stock units immediately prior to the effective time, and covering a number of shares of Sinclair Class A common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Tribune common stock underlying such restricted stock unit immediately prior to the effective time, multiplied by (ii) the equity award exchange ratio. The "equity award exchange ratio" means the sum of (i) the 0.2300 exchange ratio, and (ii) the fraction obtained by dividing (x) $35.00 by (y) the Sinclair stock price.

Performance Stock Units

        Each performance stock unit (other than a Supplemental PSU) that is outstanding immediately prior to the effective time will automatically, as of the effective time, become immediately vested at "target" level performance (as set forth in the applicable award agreement), and will be cancelled and converted into the right to receive a cash payment in an amount equal to the product of (i) the total number of shares of Tribune common stock underlying such performance stock units vested at "target" immediately prior to the effective time, multiplied by (ii) the per share merger consideration (with any stock consideration calculated based on the product of the Sinclair stock price, multiplied by the 0.2300 exchange ratio) (without any interest thereon and subject to all applicable withholding), with any such cash payment to be paid to each holder in a lump sum as soon as practicable, but in no event later than ten business days, following the effective time. "Supplemental PSUs" means those certain supplemental performance stock unit awards granted to Messrs. Liguori, Bigelow, and Lazarus.

Supplemental PSUs

        Each Supplemental PSU that is outstanding immediately prior to the effective time will immediately be cancelled as of the effective time. To the extent that any such Supplemental PSUs have satisfied any performance conditions and will vest in connection with the closing of the transaction, in each case, as set forth in the applicable award agreement, such vested Supplemental PSUs will be converted as of the effective time into the right to receive a cash payment equal to the product of (i) the total number of shares of Tribune common stock then underlying such vested Supplemental PSUs, multiplied by (ii) the per share merger consideration (with any stock consideration calculated based on the product of the Sinclair stock price, multiplied by the 0.2300 exchange ratio) (without any interest thereon and subject to all applicable withholding), with any such cash payment to be paid to each holder in a lump sum as soon as practicable, but in no event later than five business days, following the effective time. To the extent that any Supplemental PSUs do not satisfy the performance conditions set forth in, and do not vest in connection with the closing of the transaction pursuant to the terms of, an applicable award agreement, such Supplemental PSUs will be immediately cancelled as of the effective time in exchange for no consideration.

Deferred Stock Units

        Each deferred stock unit that is outstanding immediately prior to the effective time will automatically be cancelled and converted into the right to receive a cash payment equal to the product of (i) the total number of shares of Tribune common stock then underlying such deferred stock unit, multiplied by (ii) the per share merger consideration (with any stock consideration calculated based on the product of the Sinclair stock price, multiplied by the 0.2300 exchange ratio) (without any interest thereon and subject to all applicable withholding), with any such cash payment to be paid to each holder in a lump sum consistent with the requirements of Section 409A of the Code.

Warrants

        In accordance with the terms of the warrants, Sinclair will assume each outstanding warrant, and each outstanding warrant will thereafter be exercisable, at its current exercise price of $0.001, for the merger consideration in respect of each share of Tribune Class A common stock and/or Tribune Class B common stock subject to the warrant prior to the merger.

Exchange and Payment Procedures in the Merger

        Sinclair will enter into a customary exchange agreement with a nationally recognized bank or trust company, which we refer to as the "exchange agent," designated by Sinclair and reasonably acceptable to Tribune. Prior to or at the effective time, Sinclair will provide, or cause to be provided, to the exchange agent (i) cash in an aggregate amount necessary to pay the cash consideration and (ii) shares of Sinclair Class A common stock sufficient in order for the exchange agent to distribute the stock consideration. After the effective time, Sinclair will deposit with the exchange agent, as necessary from time to time, dividends or distributions payable of such shares of Sinclair Class A common stock which had not then been surrendered for exchange pursuant to the merger agreement. From time to time, Sinclair will make available to the exchange agent cash necessary for payments of cash in lieu of fractional shares. Promptly after the effective time, and in no event later than five days following the closing date, Sinclair will cause the exchange agent to mail to each holder of record of certificates representing Tribune Class A common stock and/or Tribune Class B common stock, a letter of transmittal and instructions for use in surrendering the certificates in exchange for the cash consideration, the stock consideration, any dividends or distributions with a record date after the effective time paid with respect to such shareholder's stock consideration and cash in lieu of fractional shares, and the certificates will be cancelled. Each shareholder of record of any book entry shares of Tribune Class A common stock and/or Tribune Class B common stock is not required to deliver a letter of transmittal, and will be entitled to receive the foregoing consideration in respect of such book entry shares and such book entry shares will be cancelled.

        Any portion of the exchange fund held by the exchange agent that remains unclaimed one year after the effective time will be delivered to Sinclair, and any Tribune shareholder after such period must look to Sinclair for payment of its merger consideration and any payment of dividends or distributions with respect to the Sinclair Class A common stock as described in the preceding paragraph.

Certain Representations and Warranties

        The merger agreement contains customary representations and warranties made by Sinclair, Merger Sub and Tribune to each other. The representations and warranties in the merger agreement were made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Sinclair, Tribune, and Merger Sub and may be subject to important qualifications and limitations agreed to by Sinclair and Tribune in connection with negotiating the terms of the merger agreement. Additionally, subject to certain exceptions, the representations and warranties made by Sinclair, Merger Sub and Tribune in the merger agreement are qualified by the information disclosed by Sinclair or Tribune, respectively, with the SEC prior to the date of the merger agreement, excluding any risk factor disclosures, disclosure of risks in any "forward-looking statements" disclaimer and other statements that are similarly cautionary, predictive or forward-looking in nature. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality (including, in many cases, "material adverse effect") different from those generally applicable to shareholders and in some cases may be qualified by disclosures made by one party to the other in disclosure letters delivered by such party to the other, which are not necessarily reflected in the merger agreement or were used for the purpose of allocating risk between Sinclair and Tribune rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties in the merger agreement may have changed since the date of the merger agreement, which may or may not be fully reflected in Sinclair's and Tribune's public disclosures. Sinclair and Tribune will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement, and will update such disclosure as required by federal securities laws. The representations and warranties in the merger agreement do not survive the effective time. For the foregoing reasons, you should not rely on the representations and warranties in the merger agreement as statements of factual information. Some of the more significant representations and warranties that Sinclair and Tribune each made to the other relate to:

  •
  valid existence, corporate authority to conduct business and good standing, including with respect to its subsidiaries and certain minority investments, as applicable;

  •
  corporate authority to enter into the merger agreement and other agreements contemplated by the transaction, and to consummate such transaction;

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  approval of the merger agreement and the transaction by its respective board;

  •
  required governmental approvals;

  •
  absence of conflict with or breach of organizational documents, certain agreements and applicable law resulting from the execution and delivery of the merger agreement and the consummation of the transaction, which we refer to as the "noncontravention representation";

  •
  capital stock, stock options and other equity interests, to the extent applicable to such party;

  •
  SEC filings;

  •
  internal controls and procedures;

  •
  financial statements;

  •
  absence of certain changes or events;

  •
  absence of certain undisclosed liabilities;

  •
  compliance with applicable laws and possession of necessary permits and licenses;

  •
  litigation;

  •
  interests in real and leased property;

  •
  intellectual property;

  •
  taxes;

  •
  employee benefits and labor matters;

  •
  compliance with environmental laws and other environmental matters;

  •
  existence and validity of, and compliance with, material contracts;

  •
  insurance; and

  •
  matters related to multi-channel video programming distributors.

        In addition, (i) Tribune has made representations to Sinclair relating to the opinions of Tribune's financial advisors, broker fees, matters related to programming rights and the inapplicability of state anti-takeover statutes and (ii) Sinclair has made representations to Tribune regarding Sinclair's financial ability, its debt financing and regarding post-closing solvency of Sinclair.

        For purposes of the merger agreement, a "material adverse effect" with respect to a party and its subsidiaries is defined to mean any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or results of the operations of such party and its subsidiaries, taken as a whole. However, for purposes of determining whether there has been or there would reasonably be expected to be a material adverse effect with respect to a party and its subsidiaries, the results of the following events or changes are not taken into account:

  •
  general economic or political conditions in the United States or any foreign jurisdictions or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates (provided, that any effect, change, condition, fact, development, occurrence or event may be considered to the extent it disproportionately affects such party and its subsidiaries relative to the other participants in the industries in which such party and its subsidiaries operate);

  •
  changes or conditions generally affecting the industries, markets or geographical areas in which such party or its subsidiaries operate (provided, that any effect, change, condition, fact, development, occurrence or event may be considered to the extent it disproportionately affects such party and its subsidiaries relative to the other participants in the industries in which such party and its subsidiaries operate);

  •
  outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage, or other changes in geopolitical conditions, including any material worsening of such conditions threatened or existing as of the date hereof (provided, that any effect, change, condition, fact, development, occurrence or event may be considered to the extent it disproportionately affects such party and its subsidiaries relative to the other participants in the industries in which such party and its subsidiaries operate);

  •
  any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events (provided, that any effect, change, condition, fact, development, occurrence or event may be considered to the extent it disproportionately affects such party and its subsidiaries relative to the other participants in the industries in which such party and its subsidiaries operate);

  •
  any failure by such party or its subsidiaries to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of such party's revenue, earnings or other financial performance or results of operations, or any failure by such party to meet its internal budgets, plans or forecasts of its revenue, earnings or other financial performance or results of operations (provided that the underlying effect, change, condition, fact, development, occurrence or event giving rise to or contributing to such failure may be considered);

  •
  changes in GAAP or the interpretation thereof or the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any law applicable to the operation of the business of such party (provided, that any effect, change, condition, fact, development, occurrence or event may be considered to the extent it disproportionately affects such party and its subsidiaries relative to the other participants in the industries in which such party and its subsidiaries operate);

  •
  the taking of any action by such party expressly required by, or such party's failure to take any action expressly prohibited by, the merger agreement, or the taking of any action at the written request of the other party;

  •
  any change in the market price or trading volume of Tribune's securities (provided that the underlying effect, change, condition, fact, development, occurrence or event giving rise to or contributing to such change may be considered);

  •
  other than with respect to the representations and warranties set forth in the noncontravention representation, and the conditions set forth in the merger agreement to the extent relating to such representations and warranties, the execution and delivery of the merger agreement or the consummation of the transactions contemplated hereby, or the public announcement or pendency of the merger agreement or the merger, including any resulting loss or departure of officers or other employees of such party or any of its subsidiaries, or the termination or reduction (or potential reduction) or any other resulting negative development in such party's relationships, contractual or otherwise, with any of its advertisers, customers, suppliers, distributors, licensees, licensors, lenders, business partners, employees or regulators, including the FCC; and

  •
  any proceeding brought or threatened by shareholders of either party (whether on behalf of Tribune, Sinclair or otherwise) asserting allegations of breach of fiduciary duty relating to the merger agreement or violations of securities laws solely in connection with the merger.

Conduct of Tribune's Business Pending the Transaction

        Prior to the effective time, except as expressly permitted by the merger agreement, as set forth in the disclosure letter or unless otherwise consented to in writing by Sinclair (such consent not to be unreasonably withheld, conditioned or delayed), Tribune agreed that it will, and will cause its respective subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practices and use reasonable best efforts to cause each entity that is party to a local marketing, joint sales, shared services or similar contract with Tribune or any of its respective subsidiaries to conduct its business in the ordinary course consistent with past practice, use its reasonable best efforts to maintain its FCC licenses and rights of it and its subsidiaries thereunder and use its reasonable best efforts to preserve intact in all material respects its current business organization, ongoing businesses and significant relationships with third parties.

        Unless otherwise permitted under the merger agreement, or to the extent Sinclair otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), Tribune has generally agreed that it will not, and will not permit any of its subsidiaries to:

  •
  amend its certificate of incorporation, bylaws or other similar organizational documents (other than amendments to the organizational documents of any wholly-owned subsidiary of Tribune that would not or would not reasonably be expected to prevent, materially delay or materially impair the consummation of the merger or the transactions contemplated hereby);

  •
  declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity securities (other than (i) dividends and other distributions by a direct or indirect subsidiary of Tribune to Tribune or any direct or indirect wholly-owned subsidiary of Tribune or (ii) quarterly dividends made to Tribune in an amount not to exceed $0.25 per share per quarter (with record and payment dates consistent with the record and payment dates applicable to the applicable quarterly cash dividend in the year prior to the date hereof);

  •
  split, recapitalize, subdivide, combine or reclassify any of its capital stock or other Tribune securities or issue or authorize the issuance of any other securities in respect of, or in substitution for, outstanding shares of capital stock of Tribune;

  •
  purchase, redeem or otherwise acquire any shares of capital stock of Tribune (except for (i) such purchases, redemptions and other acquisitions solely between Tribune and a wholly-owned subsidiary thereof, or between a wholly-owned subsidiary of Tribune and another wholly-owned subsidiary of Tribune, (ii) redemptions, repurchases or acquisitions in connection with the payment of the exercise price of stock options with capital stock of Tribune and to satisfy tax withholding obligations in connection with the exercise of stock options or warrants or the vesting or settlement of restricted stock units, performance stock units (including Supplemental PSUs) and deferred stock units that are outstanding on May 4, 2017 or subsequently granted to the extent permitted by the terms of the merger agreement, in each case in accordance with the applicable terms thereof, and (iii) acquisitions of shares of Tribune Class A common stock as a result of the conversion of shares of Tribune Class B common stock into shares of Tribune Class A common stock or shares of Tribune Class B common stock as a result of the conversion of shares of Tribune Class A common stock into shares of Tribune Class B common stock);

  •
  issue, deliver, pledge, sell, or otherwise encumber to any lien (other than a permitted lien) or authorize the issuance, delivery, sale, or encumbrance to any lien (other than a permitted lien) of any shares of any Tribune securities or Tribune subsidiary securities other than (i) the issuance of any shares of Tribune common stock upon the exercise of stock options or warrants or the settlement of restricted stock units, performance stock units (including Supplemental PSUs) and deferred stock units that are outstanding on the date of the merger agreement in accordance with the applicable terms thereof on the date of the merger agreement, (ii) if required by an employment agreement with an employee that is then in effect, and provided or made available to Sinclair prior to the date hereof or approved by Sinclair, (iii) issuances of securities of Tribune's subsidiaries to Tribune or to wholly-owned subsidiaries of Tribune and (iv) issuances pursuant to the conversion of shares of Tribune Class A common stock into shares of Tribune Class B common stock or shares of Tribune Class B common stock into shares of Tribune Class A common stock; provided, in each case, that Tribune will not make any grants, awards or issuances to the extent that such grants, awards or issuances would cause Tribune or any of its subsidiaries to be in violation of the Communications Act of 1934, as amended, which we refer to as the "Communications Act" or FCC rules;

  •
  amend any term of any Tribune security (in each case, whether by merger, consolidation or otherwise); provided, in each case, that Tribune will not make any grants, awards or issuances to the extent that such grants, awards or issuances would cause Tribune or any of its subsidiaries to be in violation of FCC rules;

  •
  make or commit to any capital expenditures in excess of $500,000 individually or $2.5 million in the aggregate, except pursuant to Tribune's 2017 planned capital expenditures budget of $86 million;

  •
  make any acquisition (whether by merger, consolidation or acquisition of stock or assets) of any interest in any person or any division or assets thereof with a value or purchase price (including all potentially payable "earn-out" consideration or any other obligation to potentially pay consideration in the future) in excess of $2.5 million in the aggregate (other than (i) acquisitions pursuant to contracts in effect as of May 8, 2017 that were publicly announced prior to May 8, 2017 or otherwise made available to Sinclair prior to May 8, 2017 and (ii) purchases of assets in the ordinary course of business (for the avoidance of doubt, "ordinary course of business" will include acquisitions of programing and broadcast rights but will not include acquisitions of broadcast television stations));

  •
  sell, assign, license, lease, transfer, abandon or otherwise dispose of, or create any lien on (other than any permitted lien), or otherwise dispose of, any of Tribune's or its subsidiaries' assets (other than (i) such sales, assignments, licenses, leases, transfers, liens or other dispositions that are in the ordinary course of business and are not material to the business of Tribune and its subsidiaries, (ii) as listed on the applicable section of the disclosure letter or (iii) to comply with, and in accordance with, the regulatory approval provisions. See "The Agreements—Description of the Merger Agreement—Efforts to Consummate the Transaction" beginning on page 144;

  •
  incur any indebtedness for borrowed money or guarantees thereof, other than intercompany indebtedness and borrowings in the ordinary course of business consistent with past practice under Tribune's existing revolving credit facility;

  •
  other than in the ordinary course of business consistent with past practices (including renewals consistent with the terms thereof), (i) amend or modify in any material respect or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any material contract, (ii) enter into any contract that would constitute a material contract if in effect on May 8, 2017, (iii) waive, release or assign any material rights, claims or benefits, or grant any material consent, under material contract, and (iv) consent to the termination of Tribune's (or of the applicable subsidiary's) rights thereunder, except for the termination of any material contract pursuant to the terms thereof; provided, that, in no event will Tribune take any action covered by this subsection (including in the ordinary course of business consistent with past practices, and including renewals consistent with the terms thereof) with respect to any material contract (a) relating to cable or satellite transmission or retransmission with multi-channel video programming distributors, (b) that is or would be a network affiliation agreement, (c) that relates to the receiving or obtaining of programming rights by Tribune or any of its subsidiaries, or (d) that is or would be a Tribune local marketing, joint sales, shared services or similar contract;

  •
  make any loans, advances or capital contributions to, or investments in, any person, other than Tribune or its wholly-owned subsidiaries and ordinary course advancements and reimbursements to employees;

  •
  except as required by applicable law or except as required by the existing terms of any benefit plans or a collective bargaining agreement in effect on May 8, 2017;

  •
  grant or increase any change-in-control, severance, retention, or termination pay to any employee, officer, director, or independent contractor of Tribune or any of its subsidiaries, or enter into or amend any employment, change-in-control, severance, retention or termination agreement with any such individual;

  •
  establish, adopt, amend or terminate any benefit plans (including any plan, agreement or arrangement that would be a benefit plan if in effect on the date hereof), including establishing, adopting or amending any incentive or bonus plan or program relating to performance periods beginning on or after May 8, 2017;

  •
  establish, adopt, amend or terminate any collective bargaining agreement;

  •
  take any action to accelerate the vesting or payment, or fund or secure the payment, of compensation (including any equity-based compensation) or benefits under a benefit plan;

  •
  loan or advance any money or any other property to any current or former director, officer, employee, or independent contractor of Tribune or any subsidiary if not permitted by the preceding paragraph;

  •
  grant any increase in compensation, bonus or other payments or benefits payable to any officer, director, employee or independent consultant of Tribune or any of its subsidiaries (except for (i) increases in base salaries or wages of less than 3.5% of base salary or wages on an individual basis that are made in the ordinary course consistent with past practice to any current employee, officer or director with an annual base salary of less than $200,000 or (ii) increases in compensation, bonus or other payments or benefits in connection with a promotion or increase in responsibilities consistent with past practices);

  •
  hire (or terminate other than for cause) any employees with an aggregate annual base compensation above $200,000;

  •
  materially change Tribune's methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any governmental authority or applicable law;

  •
  (i) materially change any method of tax accounting, (ii) make or change any material election with respect to taxes, (iii) amend any federal income tax return in a manner that would materially increase the taxes of Tribune and its subsidiaries, (iv) settle, or offer, propose or agree to settle, any claim or deficiency in respect of taxes in excess of $1,000,000, excluding for these purposes any agreement or settlement relating to a tax item to the extent that such agreement or settlement does not exceed the reserves for such tax item as reflected on Tribune's balance sheet as of December 31, 2016 and the footnotes thereto set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, (v) enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to a material amount of taxes, (vi) surrender any right to a material refund of taxes, (vii) consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for a material amount of income taxes except in the ordinary course of business consistent with past practice or (viii) fail to timely pay any material tax or file any material tax return when due;

  •
  adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Tribune or any material subsidiary of Tribune;

  •
  modify or accede to the modification of any of the main station licenses issued by the FCC with respect to each of the Tribune stations, which we refer to as the "Tribune station licenses," if doing so is reasonably likely to be materially adverse to the interests of Sinclair and its subsidiaries after giving effect to the merger in the operation of television broadcast stations or fail to provide Sinclair with a copy of (and a reasonable opportunity to review and comment on) any application for the modification of any of Tribune station licenses reasonably in advance of filing with the FCC (except, in each case, as required by law or as required in connection with the broadcast incentive auction, reassignment and repack conducted by the FCC pursuant to Section 4603 of the Middle Class Tax Relief and Job Creation Act (Pub. L. No. 112- 96, §6403, 126 Stat. 156, 225-230 (2012)), which we refer to as the "incentive auction and repack";

  •
  apply to the FCC for any construction permit that would restrict in any material respect Tribune stations' operations or make any material change in the assets of Tribune stations that is not in the ordinary course of business (except as may be necessary or advisable to maintain or continue effective transmission of Tribune stations' signals within their respective service areas as of the date hereof, except, in each case as required by law or as required in connection with the incentive auction and repack);

  •
  settle, offer or propose to settle any proceeding involving or against Tribune, any entity that is party to a local marketing, joint sales, shared services or similar contract with Tribune or any of its respective subsidiaries in excess of $2 million (excluding, for the avoidance of doubt, amounts paid by insurance and other amounts not paid out-of-pocket by Tribune) or otherwise discharge, settle or satisfy any proceeding which discharge, settlement or satisfaction would reasonably be expected to materially limit or restrict the operation of the business of Tribune, any entity that is party to a local marketing, joint sales, shared services or similar contract with Tribune or any of its respective subsidiaries (and after the closing, Sinclair or any of its subsidiaries);

  •
  fail to timely make any retransmission consent election with any MVPDs, including cable systems, telephone companies and direct broadcast satellite systems, that reported more than 50,000 paid subscribers to Tribune or any of its subsidiaries for March 2017 located in or serving Tribune stations' markets; or

  •
  agree, resolve or commit to do any of the foregoing.

        In addition, Tribune agreed to (i) use commercially reasonable efforts to conduct the Cubs Tax Dispute actively and diligently, (ii) keep Sinclair reasonably informed of all substantive developments and events relating to the Cubs Tax Dispute (including by promptly forwarding copies to Sinclair of any correspondence or other materials sent to or received from the IRS with respect thereto), (iii) provide Sinclair (and/or Sinclair's designated counsel or advisors) with an opportunity to review and comment on any substantive written filings or materials (including any correspondence) prepared by or on behalf of Tribune in connection with the Cubs Tax Dispute, reasonably in advance of the submission of such filings or materials, (iv) afford Sinclair (and/or Sinclair's designated counsel or advisors) the opportunity to participate as an observer in substantive discussions and meetings (including discussions regarding possible settlement) with the IRS or any court and (v) reasonably consult with Sinclair in connection with the prosecution and defense of the Cubs Tax Dispute. Sinclair's rights under this paragraph will not be permitted to unduly delay or impede Tribune from complying with any deadline or judicial order imposed with respect to the Cubs Tax Dispute. The "Cubs Tax Dispute" means the controversies with respect to which a petition was filed in the U.S. tax court under the caption Tribune Media Tribune f.k.a. Tribune & Affiliates, Petitioner, v. Commissioner of Internal Revenue, Respondent, Docket No. 20940-16, including any appeals or other proceedings relating thereto, whether in the U.S. tax court or any other venue.

Conduct of Sinclair's Businesses Pending the Transaction

        Prior to the earlier of the effective time and the termination of the merger agreement, except as expressly permitted or contemplated by the merger agreement, as set forth in the disclosure letter or unless otherwise consented to in writing by Tribune (such consent not to be unreasonably withheld, conditioned or delayed), Sinclair has agreed that it will, and will cause its respective subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and use its reasonable best efforts to maintain its FCC licenses and rights of it and its subsidiaries thereunder.

        Unless otherwise permitted under the merger agreement, or to the extent Tribune otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), Sinclair has generally agreed that it will not, and will not permit any of its subsidiaries to:

  •
  amend its organizational documents or any organizational documents (other than amendments to the organizational documents of any wholly-owned subsidiaries of Sinclair that would not or would not reasonably be expected to prevent, materially delay or materially impair the consummation of the merger or the transactions contemplated hereby);

  •
  declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity securities (other than (i) dividends and other distributions by a direct or indirect subsidiary of Sinclair to Sinclair or any direct or indirect wholly-owned subsidiary of Sinclair or (ii) regular quarterly cash dividends in respect of the capital stock in an amount not to exceed $0.18 per share paid in the ordinary course (with record and payment dates consistent with the record and payment dates applicable to the applicable quarterly cash dividend in the year prior to May 8, 2017));

  •
  split, recapitalize, subdivide, combine or reclassify the shares of the capital stock of Sinclair or issue or authorize the issuance of any other securities in respect of, or in substitution for, outstanding shares of the capital stock of Sinclair (other than the issuance of shares of Sinclair Class A common stock upon conversion of shares of shares of Sinclair Class B common stock);

  •
  purchase, redeem or otherwise acquire any shares of shares of capital stock of Sinclair (except for (i) redemptions, repurchases or acquisitions in connection with the exercise, vesting or settlement of equity awards, and (ii) acquisitions of shares of Sinclair Class B common stock as a result of the conversion of such into shares of Sinclair Class A common stock);

  •
  issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any securities of Sinclair, (other than (i) issuances of up to 24,630,493 shares of Sinclair Class A common stock (other than any issuance that would reasonably be expected to delay the consummation of the merger); (ii) the issuance of any shares of Class A common stock of Sinclair in connection with the merger, (iii) the issuance of shares of Sinclair Class A common stock upon conversion of Class B common stock of Sinclair, and (iv) the issuance of any shares of Sinclair Class A common stock upon the exercise of stock options granted by Sinclair or vesting, payment and/or settlement of any other equity awards that, in each case, are (x) outstanding on May 8, 2017 in accordance with the applicable terms thereof on May 8, 2017 or (y) granted following May 8, 2017 in accordance with clause (z) below, (y) if required by an employment agreement with an employee of Sinclair or its subsidiaries that is then in effect, and (z) the granting of equity awards in the ordinary course of business);

  •
  make any acquisition (whether by merger, consolidation or acquisition of stock or assets) of any interest in any person or any division or assets thereof that would reasonably be expected to prevent, materially delay or materially impair the consummation of the merger, except for any acquisition (whether by merger, consolidation or acquisition of stock or assets) that was publicly announced prior to May 8, 2017;

  •
  adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Sinclair or any material subsidiary of Sinclair;

  •
  incur any indebtedness for borrowed money or guarantees thereof, other than intercompany indebtedness or as would not reasonably be expected to have an adverse impact on or delay the debt financing incurred or intended to be incurred pursuant to the debt commitment letters; or

  •
  agree, resolve or commit to do any of the foregoing.

Restrictions on Tribune's Solicitation of Acquisition Proposals

        On May 8, 2017, Tribune was required to (and to cause each of its subsidiaries and direct each of its representatives to) immediately (i) cease any existing discussions or negotiations with any other person with respect to an alternative acquisition proposals, (ii) terminate access for any other person to any data room and (iii) request the return or destruction of any non-public information to any other person in connection with an alternative acquisition proposal.

        In addition, Tribune has agreed, subject to the terms of the merger agreement, that it will not and will cause its subsidiaries not to and will not authorize or permit any of its officers, directors, employees or representatives to, directly or indirectly:

  •
  solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer which constitutes, or would reasonably be expected to lead to, an alternative acquisition proposal;

  •
  participate in any discussions or negotiations regarding, or furnish to any other person any nonpublic information relating to Tribune and its subsidiaries, in connection with any an alternative acquisition proposal;

  •
  approve or recommend, or make any public statement approving or recommending, an alternative acquisition proposal or, subject to the terms of the merger agreement, change the Tribune board's recommendation;

  •
  enter into any letter of intent, merger agreement or other similar agreement providing for an alternative acquisition proposal (other than an acceptable confidentiality agreement);

  •
  submit any alternative acquisition proposal to a vote of the Tribune shareholders; or

  •
  resolve or agree to do any of the foregoing.

        Notwithstanding the foregoing restrictions, if Tribune receives a bona fide written alternative acquisition proposal prior to receiving the approval of the transaction by the Tribune shareholders, which Tribune has not received in breach of the merger agreement, that the Tribune board determines in good faith, after consultation with Tribune's outside financial advisors and outside legal counsel, (i) is or would reasonably be expected to lead to a superior proposal and (ii) failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable law, then Tribune may provide information to such person following such person's execution of an acceptable confidentiality agreement and promptly (but not more than one business day) after furnishing any such nonpublic information to such person, furnish such nonpublic information to Sinclair (to the extent such nonpublic information has not been previously so furnished to Sinclair or its representatives).

        Notwithstanding anything to the contrary contained in the merger agreement, Tribune and its subsidiaries and representatives may in any event inform another person that has made or, to the knowledge of Tribune, is considering making, an alternative acquisition proposal of the non-solicitation provisions of the merger agreement.

        Tribune will promptly (and in any event within one business day) notify Sinclair after receipt of any alternative acquisition proposal, any inquiry or proposal that would reasonably be expected to lead to an alternative acquisition proposal or any inquiry or request for non-public information by any person who has made or would reasonably be expected to make an alternative proposal and provide to Sinclair copies of all material correspondence and written materials sent or provided to Tribune or any of its subsidiaries relating to such alternative acquisition proposal, inquiry or proposal. The notice will indicate:

  •
  the identity of the person making the proposal or offer;

  •
  the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request; and

  •
  the nature of the information requested pursuant to such inquiry or request.

        Thereafter, Tribune will keep Sinclair reasonably informed, on a prompt basis (and in any event within one business day), regarding any material changes to the status and material terms of any such proposal or offer (including any material amendments thereto or any material change to the scope or material terms or conditions thereof), and provide to Sinclair copies of all material correspondence and written materials sent or provided to Tribune or any of its subsidiaries relating to such proposal or offer.

        An "alternative acquisition proposal" means any offer, proposal or indication of interest (whether or not in writing) from any person (other than Sinclair and its subsidiaries) relating to or involving, whether in a single transaction or series of related transactions:

  •
  any direct or indirect acquisition, lease, exchange, license, transfer, disposition (including by way of merger, liquidation or dissolution of Tribune or any of its subsidiaries) or purchase of any business, businesses or assets (including equity interests in subsidiaries but excluding sales of assets in the ordinary course of business) of Tribune or any of its subsidiaries that constitute or account for 15% or more of the consolidated net revenues (plus, to the extent of Tribune's interest therein, the net revenues of Tribune's minority investments), net income or net assets of Tribune and its subsidiaries, taken as a whole;

  •
  any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, sale of securities, reorganization, recapitalization, tender offer, exchange offer, liquidation, dissolution, extraordinary dividend, or similar transaction involving Tribune or any of its subsidiaries and a person or "group" (as defined in Section 13(d) of the Exchange Act) pursuant to which the Tribune shareholders immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction immediately following such transaction; or

  •
  any combination of the foregoing.

        A "superior proposal" for Tribune means an alternative acquisition proposal (except that references in the definition of alternative acquisition proposal to (i) "15% or more" will be replaced by "50% or more" and (ii) "less than 85%" will be replaced with "less than 50%") that is determined by the Tribune board, in good faith, after consulting with Tribune's outside financial advisors and outside legal counsel (i) to be more favorable, from a financial point of view, to the Tribune shareholders than the transactions contemplated by the merger agreement after taking into account all factors that the Tribune board deems relevant and (ii) is reasonably expected to be consummated on the terms thereof.

        On August 14, 2017, Tribune and Sinclair entered into a letter agreement, whereby each party agreed that Tribune would be permitted to waive any "standstill" obligations that remained in force in the confidentiality agreements between Tribune and certain third parties entered into in connection with the sale process and that Tribune and Sinclair would be permitted to waive, or cause to be waived, the "standstill" obligations in confidentiality agreements entered into by them with certain third parties in connection with the divestiture of certain assets pursuant to the merger agreement, and that such actions would be permitted under the merger agreement. As of August 16, 2017, Tribune and its representatives had communicated to four third parties that participated in the sale process and twenty-three third parties that have signed the confidentiality agreements in connection with the potential divestitures that the "standstill" obligations of such third parties were waived. As a result, no third party is currently restricted under a confidentiality agreement with Tribune from making a potential superior proposal should it be inclined to do so.

        The Tribune board (i) will recommend that the Tribune shareholders vote in favor of the adoption of the merger agreement at the special meeting, (ii) recommend that the Tribune shareholders vote in favor of the merger and the adoption of the merger agreement at the special meeting (iii) will not (and no committee thereof will) withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Sinclair, its recommendation to vote in favor of the adoption of merger agreement. However, the Tribune board may change its recommendation. See "The Agreements—Description of the Merger Agreement—Change of Recommendation by the Tribune Board" beginning on page 140 below.

Change of Recommendation by the Tribune Board

        The Tribune board may change its recommendation that the Tribune shareholders approve the merger and adopt the merger agreement or enter into an agreement with respect to a superior proposal, prior to the approval of the transaction by shareholders if:

  •
  (i) Tribune receives a bona fide acquisition proposal after May 8, 2017 that is not withdrawn prior to the change of recommendation by the Tribune board; or (ii) there has been an event, condition, fact, occurrence, change or development (not related to an alternative acquisition proposal) that was not known to the Tribune board as of May 8, 2017, which event, condition, fact, occurrence, change or development becomes known to the Tribune board prior to obtaining the approval of the transaction by Tribune's shareholders, which we refer to as an "intervening event";

  •
  in the case of an alternative acquisition proposal, the Tribune board concludes in good faith, after consulting with its outside financial advisors and legal counsel, that such alternative acquisition proposal constitutes a superior proposal;

  •
  the Tribune board concludes in good faith, after consultation with Tribune's outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the director's fiduciary duties under applicable laws;

  •
  Tribune provides four business days prior notice to Sinclair that it intends to take such action and the reasons for such action, and with respect to an alternative acquisition proposal, the material terms and conditions of such proposal, including a copy of the proposed definitive agreement;

  •
  to the extent requested by Sinclair during such four business day period, the Tribune board and its representatives negotiate in good faith with Sinclair with respect to any revisions to the merger agreement in response to any superior proposal or intervening event; and

  •
  the Tribune board concludes, following any such negotiations, in good faith, after consulting with outside legal counsel and outside financial advisors (and after taking into account any legally binding (if accepted by Tribune) adjustments or modifications of the terms of the merger agreement proposed in writing by Sinclair) that, as applicable:

  •
  such alternative acquisition proposal continues to be a superior proposal; or

  •
  such intervening event continues to warrant a change in recommendation, and in each case, the failure to take such action would reasonably be expected to be inconsistent with the Tribune board's fiduciary duties under applicable law.

        After compliance with the foregoing requirements, Tribune shall have no further obligations under the foregoing requirements, and the Tribune board shall not be required to comply with such obligations with respect to any other superior proposal or intervening event.

        In the case of an alternative acquisition proposal that was unsolicited after May 8, 2017 that did not result from a material breach of the provisions described in "The Agreements—Description of the Merger Agreement—Restrictions on Tribune's Solicitation of Acquisition Proposals" beginning on page 138, if Tribune terminates the merger agreement in order to enter into a definitive agreement in connection with a superior proposal, the termination fee described in "The Agreements—Description of the Merger Agreement—Termination Fee" beginning on page 151, shall be due.

        Nothing contained in the merger agreement will prohibit the Tribune board from taking and disclosing to the Tribune shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act. The foregoing will not permit the Tribune board to effect any change in recommendation except to the extent otherwise permitted by the provisions set forth in "The Agreements—Description of the Merger Agreement—Restrictions on Tribune's Solicitation of Acquisition Proposals" beginning on page 138 and "The Agreements—Description of the Merger Agreement—Change of Recommendation by the Tribune Board" beginning on page 140. For the avoidance of doubt, any "stop, look and listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act will not constitute a change in recommendation.

Restrictions on Sinclair's Solicitation of Acquisition Proposals

        Sinclair agreed that it will not, and will cause its subsidiaries not to, and will not authorize or permit any of its officers, directors, employees or representatives to, directly or indirectly:

  •
  solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer which constitutes, or would reasonably be expected to lead to, a Sinclair acquisition proposal; or

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  participate in any discussions, negotiations regarding, or furnish to any other person any nonpublic information relating to Sinclair and its subsidiaries, in connection with any Sinclair acquisition proposal.

        "Sinclair acquisition proposal" means any offer, proposal or indication of interest (whether or not in writing) from any other person relating to or involving, whether in a single transaction or series of related transactions:

  •
  any direct or indirect acquisition, lease, exchange, license, transfer, disposition (including by way of liquidation or dissolution of Sinclair or any of its subsidiaries) or purchase of any business, businesses or assets (including equity interests in subsidiaries but excluding sales of assets in the ordinary course of business) of Sinclair or any of its subsidiaries that constitute or account for 30% or more of the consolidated net revenues, net income or net assets of Sinclair or any of its subsidiaries taken as a whole;

  •
  any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, sale of securities, reorganization, recapitalization, tender offer, exchange offer, liquidation, dissolution, extraordinary dividend, or similar transaction involving Sinclair or any of its subsidiaries and a person or "group" (as defined in Section 13(d) of the Exchange Act) pursuant to which the Sinclair shareholders immediately preceding such transaction hold less than 70% of the equity interests in the surviving or resulting entity of such transaction immediately following such transaction; or

  •
  any combination of the foregoing.

Employee Benefits

        For a period of one year following the closing of the transaction (or, if shorter, the period of employment of the relevant Tribune employee), Sinclair will provide each employee of Tribune and its subsidiaries who becomes an employee of Sinclair and its subsidiaries as of the effective time:

  •
  base salary or other base cash compensation that is at least the same, in the aggregate, as that provided to such employees immediately prior to the effective time;

  •
  short-term annual cash incentive compensation opportunities (other than equity-based incentive opportunities) that are no less favorable than such opportunities that were provided to such employee immediately prior to the effective time; and

  •
  employee benefits (including, but not limited to any severance, retention, and other termination pay and benefit plans, practices and policies) that are substantially comparable in the aggregate to those provided to similarly situated employees of Sinclair or its subsidiaries immediately prior to the effective time.

        In addition, Sinclair has agreed, to the extent a Tribune employee becomes eligible to participate in a Sinclair benefit plan following the closing of the transaction, to recognize each employee's service with Tribune and its subsidiaries (and their predecessors) for purposes of eligibility, vesting and benefit accruals to the same extent such service was recognized under comparable Tribune plans prior to closing of the transaction; except that such service will not be recognized (i) if it results in duplicate benefits or compensation for the same period of service, or (ii) for benefit accrual purposes with respect to benefit plans that are defined benefit plans or plans which provide post-retirement health or welfare benefits. Sinclair and its subsidiaries have agreed to honor the accrued and vested obligations of Tribune and its subsidiaries under such benefit plans.

        Prior to the effective time, Tribune and its subsidiaries, to the extent applicable, are required to use reasonable best efforts to materially comply with all requisite notice, consultation, and other obligations with respect to any labor union or organization or other collective group of employees of Tribune or any subsidiary. Sinclair and Tribune are required to reasonably cooperate to achieve such material compliance.

        To the extent that any employee of Tribune becomes eligible to participate in a benefit plan of Sinclair or its subsidiaries that provides medical, dental or other health care insurance, Sinclair will use commercially reasonable efforts with respect to the plan year in which the merger becomes effective to cause each plan to waive any preexisting condition limitations to the extent that such conditions are covered under the plans of Tribune, honor deductibles, co-payment and out-of-pocket expenses incurred by such employees during the portion of the calendar year prior to participation, and waive any waiting period limitations, in each case to the extent that any such employee of Tribune had satisfied any similar limitation or requirement under an analogous medical, dental or health care insurance plan of Tribune.

        Annual cash-based incentive bonuses earned in respect of the year in which the merger becomes effective, if any, will be paid to employees of Tribune and its subsidiaries in amounts based on actual performance during the applicable performance period as soon as practicable following completion of the audited financial statements for the applicable fiscal year. However, if the employment of any such eligible employee is terminated by Sinclair, Tribune, or any of their respective subsidiaries, as applicable, without cause prior to the payment of the annual cash-based incentive bonuses in respect of the 2017 fiscal year, such employee will remain eligible to receive a bonus in respect of such 2017 fiscal year, with such amount to be based on actual performance and prorated to reflect such employee's actual employment during such period.

Other Covenants and Agreements

  Special Meeting

        As promptly as practicable following the effectiveness of the registration statement to which this proxy statement/prospectus relates, Tribune will hold a duly called special meeting of its shareholders to consider and vote on the merger proposal, and Tribune will use its reasonable best efforts to solicit the adoption of the merger agreement. Once the special meeting has been called and noticed, Tribune will not adjourn or postpone the special meeting without Sinclair's consent (other than (i) to the extent necessary to ensure that any necessary supplement or amendment to this proxy statement/prospectus is provided to its shareholders in advance of a vote on the adoption of the merger agreement or (ii) if, as of the time for which special meeting is originally scheduled, there are insufficient shares of Tribune Class A common stock and Tribune Class B common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting; provided that in the case of either clauses, the special meeting will only be adjourned or postponed for a minimum period of time reasonable under the circumstances (it being understood that any such adjournment or postponement will not affect Tribune's obligation to hold the special meeting)).

        Tribune will ensure that the special meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the special meeting are solicited in compliance with applicable law. Unless the merger agreement is terminated, Tribune's obligation to hold a special meeting of its shareholders will not be affected by the commencement, public proposal, public disclosure or communication to Tribune of any alternative acquisition proposal or recommendation change.

  Efforts to Consummate the Transaction

        Sinclair and Tribune each agreed to use its reasonable best efforts, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the merger and the other transactions contemplated by the merger agreement as promptly as reasonably practicable, including:

  •
  preparing and filing, in consultation with the other party as promptly as reasonably practicable with any governmental authority or other third party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents;

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  obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party, in each case, that are necessary, proper or advisable to consummate and make effective the merger and the other transactions contemplated by the merger agreement.

        Sinclair and Tribune will jointly coordinate interactions with governmental authorities and in connection with consents or approvals required from such entities including in connection with the HSR Act, the Communications Act and the FCC rules. However, Sinclair will be entitled to direct, in consultation with the Tribune board, the timing for making, and approve (such approval not to be unreasonably withheld) the content of, any filings with or presentations or submissions to any governmental authority relating to the merger agreement or the transactions and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, governmental authorities relating to the merger agreement or the transactions.

        Tribune and Sinclair further acknowledged in the merger agreement that, to the extent reasonably necessary to expedite the grant by the FCC of any application for renewal of any FCC license with respect to any Tribune station and thereby to facilitate the grant of the FCC consent with respect thereto, each of Tribune, Sinclair and their applicable subsidiaries will be permitted to enter into tolling agreements with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Tribune station in connection with (i) any pending complaints that such Tribune station aired programming that contained obscene, indecent or profane material or (ii) any other enforcement matters against such Tribune station with respect to which the FCC may permit Tribune or Sinclair (or any of their respective subsidiaries) to enter into a tolling agreement. If the closing will not have occurred for any reason within the original effective periods of the FCC consent, and neither party will have terminated the merger agreement pursuant to the terms hereof, Tribune and Sinclair will use their reasonable best efforts to obtain one or more extensions of the effective period of the FCC consent to permit consummation of the transactions hereunder. Upon receipt of the FCC consent, Tribune and Sinclair will use their respective reasonable best efforts to maintain in effect the FCC consent to permit consummation of the transactions hereunder. No extension of the FCC consent will limit the right of Tribune and Sinclair to terminate the merger agreement pursuant to the terms hereof.

        Sinclair has also agreed, subject to the terms of the merger agreement, to use reasonable best efforts to take all actions to avoid or eliminate any impediment that may be asserted by a governmental authority with respect to the transactions so as to enable the closing to occur as soon as reasonably practicable, including the prompt use of its reasonable best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary order that would delay, restrain, prevent, enjoin or otherwise prohibit closing, including: (A) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person, including any governmental authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, (B) the proffer and agreement by Sinclair of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests therein of Sinclair or any of its subsidiaries (including, after closing, Tribune and its subsidiaries) (and the entry into agreements with, and submission to orders of, the relevant governmental authority giving effect thereto, including the entry into hold separate arrangements, terminating, assigning or modifying contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into commitments and obligations), and (C) the proffer and agreement by Sinclair of its willingness to take such other actions, and promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant governmental authority giving effect thereto, including the entry into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into commitments and obligations), each referred to as an "approval action", including, certain approval actions described in the next paragraph, in each case if the action is necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened commencement of any proceeding in any forum or issuance of any Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the by any governmental authority and the prompt use of its reasonable best efforts to take, in the event that any permanent or preliminary order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make closing unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit closing, any and all steps (including the appeal thereof and the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened order so as to permit the closing of the transactions on a schedule as close as possible to that contemplated by the merger agreement.

        In that connection, Sinclair agreed to divest one or more television stations in the overlap markets as necessary to comply with the FCC duopoly rule or to obtain clearance under the HSR Act, in each case as required by the applicable governmental authority in order to obtain approval of and consummate the transactions. Sinclair is required to designate either a Tribune station or Tribune stations or a Sinclair station or Sinclair stations for divestiture in each market, as required by and subject to approval by the relevant governmental authority. Sinclair has also agreed to designate, at its option, certain additional Tribune stations or Sinclair stations for divestiture and to divest such stations in order to comply with the FCC national cap as required by the FCC in order to obtain approval of and consummate the transactions.

        However, the merger agreement does not (i) require Sinclair or Tribune or any of their respective subsidiaries to take, or agree to take, any regulatory action, unless such action will be conditioned upon the consummation of the merger and the transaction contemplated by the merger agreement, (ii) permit Tribune or any of its subsidiaries to agree, consent to or approve (without the prior consent of Sinclair, which need only be granted to the extent otherwise required under the merger agreement) any approval action or (iii) require Sinclair or any of its subsidiaries to agree to take or consent to the taking of any approval action other than divestitures described in the prior paragraph and other approval actions (not involving the divestitures of stations or the modification or termination of any local marketing, joint sales, shared services or similar contract or related option agreements) that would not reasonably be expected to result in an approval material adverse effect.

        Moreover, Sinclair and Tribune have also agreed that in the event that the UHF discount is repealed, stayed, rendered inapplicable or otherwise not in full force and effect as of the closing (unless the FCC national cap has been increased or otherwise modified so that the impact of the FCC national cap is no less favorable to Sinclair and its subsidiaries than the impact of the national cap as in effect as of May 8, 2017 giving effect to the UHF discount), then the approval actions that would be required to be taken to obtain the FCC consent to the transactions would, in the aggregate, be deemed to reasonably be expected to result in an approval material adverse effect, and neither Sinclair nor any of its subsidiaries will be required to take or agree or consent to or approve such approval actions. A petition for judicial review of the Order on Reconsideration adopted by the FCC on April 20, 2017 (and published in the Federal Register on May 5, 2017), In the Matter of Amendment of Section 73.3555(e) of the Commission's Rules, National Television Multiple Ownership Rule, was filed on May 12, 2017. On May 26, 2017, the petitioners in that case filed an emergency motion at the D.C. Circuit Court of Appeals seeking a stay of the Order on Reconsideration pending judicial review. On June 1, 2017, the D.C. Circuit Court of Appeals entered an administrative stay of the Order on Reconsideration, which was to take effect on June 5, 2017, pending its review of the emergency stay motion. On June 15, 2017, the D.C. Circuit Court of Appeals issued an order dissolving the administrative stay and denying the emergency stay motion. The Order on Reconsideration became effective immediately upon release of the court's order, as a result of which the UHF discount remains in effect.

        In addition, under the merger agreement, Sinclair and Tribune agreed that if the FCC precludes Sinclair or any of its subsidiaries from holding a customary option to acquire any station to be divested to comply with the FCC national cap, the divestiture would, be deemed to reasonably be expected to result in an approval material adverse effect and neither Sinclair nor any of its subsidiaries will be required to divest, agree or consent to divest Tribune stations or Sinclair stations to comply with the FCC national cap.

  Financing

        Sinclair has agreed to, and to cause its affiliates to, use reasonable best efforts to take or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and transaction financing at the closing of the transaction on the terms and conditions specified in the debt commitment letters, including using reasonable best efforts to maintain in effect the debt commitment letters and comply with their respective covenants and obligations thereunder, negotiate, and assuming satisfaction of the conditions to closing described in "The Agreements—Description of the Merger Agreement—Conditions to the Transaction" beginning on page 150, enter into and deliver definitive agreements with respect to the transaction financing on the terms and conditions set forth in the debt commitment letters and enforce their rights under the debt commitment letters and satisfy on a timely basis all conditions to the transaction financing and the definitive agreements related thereto. Sinclair and its affiliates have agreed to use their reasonable best efforts to cause the persons providing the transaction financing to fund the transaction financing at the effective time in the event that such conditions have been satisfied or waived, or upon funding will be satisfied or waived, and the closing would otherwise occur pursuant to the merger agreement (taking into account the marketing period).

        Sinclair will use reasonable best efforts to keep Tribune informed on a current basis of the status of the transaction financing (including, among other things, of any breaches by the financing sources, material disputes among the parties to the debt commitment letters and if Sinclair in good faith no longer believes it will be able to obtain all or any portion of the transaction financing needed to consummate the merger at the effective time) material developments with respect thereto and provide Tribune promptly (and in no event later than one business day) copies of any material definitive agreements related to the transaction financing. Sinclair may amend, modify, terminate, assign or agree to the foregoing without the prior written approval of Tribune, subject to certain exceptions. If the funds under the debt commitment letters become unavailable, Sinclair will, and will cause its affiliates to, as promptly as practicable after such event notify Tribune in writing, use their respective reasonable best efforts to obtain substitute financing sufficient to enable Sinclair to consummate the payment of the cash consideration pursuant to the merger and the other transactions contemplated thereby and use their respective reasonable best efforts to provide a new debt commitment letter and promptly thereafter (and in any event within one business day thereafter), deliver true, complete and correct copies thereof to Tribune.

        Sinclair agrees to pay or cause to be paid all fees and other amounts that become due and payable under the debt commitment letters as the same become due and payable.

        Sinclair and Merger Sub expressly acknowledged and agreed that neither Sinclair's nor Merger Sub's obligations under the merger agreement are conditioned upon obtaining the debt financing.

        Except as expressly provided in the merger agreement, Tribune and its subsidiaries have agreed that they will use their reasonable best efforts to provide to Sinclair customary cooperation in connection with the transaction financing.

        Prior to the effective time, as promptly as practicable upon the written request of Sinclair, Tribune agreed to:

  •
  commence a consent solicitation to amend, eliminate or waive certain sections of the Tribune indenture as specified by Sinclair, and Sinclair agreed to consult with Tribune and afford Tribune a reasonable opportunity to review the consent solicitation documents (including the supplemental indenture). Tribune agreed to provide and use its reasonable best efforts to cause its representatives to provide all cooperation reasonably requested by Sinclair in connection with the consent solicitation, including appointing a solicitation agent selected by Sinclair. Promptly following the expiration of a consent solicitation, assuming the requisite consent from the holders of the Tribune notes, Tribune agreed to cause an appropriate supplemental indenture to become effective providing for the amendments contemplated in the consent solicitation documents (provided that the amendments set forth therein will not become operative unless and until the effective time has occurred);

  •
  commence an offer to purchase the Tribune notes on the terms and conditions, including pricing terms, that are proposed from time to time by Sinclair and reasonably acceptable to Tribune, and Sinclair agreed to assist therewith, and Sinclair agreed to consult with Tribune and afford Tribune a reasonable opportunity to review the offer to purchase and related documents and material terms and conditions of the debt tender offer; and/or

  •
  deliver (i) a notice to each holder of the Tribune Notes, in accordance with the applicable provisions of the Tribune indenture, with respect to a change of control offer (as defined in the Tribune indenture) for the repurchase, on and subject to the occurrence of a change of control payment (as defined in the Tribune indenture), to be mutually agreed by Sinclair and Tribune, of all of the Tribune notes then outstanding and otherwise comply with the Tribune indenture with respect to such change of control offer.

        Prior to the effective time, as promptly as practicable upon the written request of Sinclair, Tribune also agreed to deliver a notice of redemption pursuant to the applicable sections of the Tribune indenture in accordance with the terms of the Tribune indenture, which may be conditioned upon the occurrence of the effective time; cause the delivery, taking or making of all required documents, actions or payments (other than the deposit of the company notes payoff amount) under the Tribune indenture to effect the (i) satisfaction and discharge of the Tribune indenture pursuant to the applicable sections thereof and (ii) release of all obligations in respect of the Tribune notes subject to the payment of the Tribune notes payoff amount; and deliver to Sinclair a schedule setting forth the Tribune notes payoff amount.

        Under the merger agreement, Tribune is not obligated to incur any fees or liabilities with respect to the transaction financing prior to the closing. Sinclair has agreed to indemnify and hold harmless Tribune, its subsidiaries, and their respective representatives from and against all out-of-pocket costs and expenses (including attorneys' fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by any of them in connection with cooperation related to the transaction financing and to reimburse Tribune for all reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred by Tribune in connection with its cooperation related to the transaction financing.

        The provision of debt financing by JPMorgan, RBC, Deutsche Bank pursuant to the debt commitment letters or any other person is not a condition to the closing of the transaction.

  Dividends

        Notwithstanding anything to the contrary contained in "The Agreements—Description of the Merger Agreement—Conduct of Tribune's Business Pending the Transaction" beginning on page 133 and "The Agreements—Description of the Merger Agreement—Conduct of Sinclair's Business Pending the Transaction" beginning on page 137, each of Sinclair and Tribune will coordinate with the other party with respect to the declaration of any dividend in respect of any Sinclair Class A common stock and Sinclair Class B common stock and Tribune Class A common stock and Tribune Class B common stock and the record dates and payment dates relating thereto, it being the intention of the parties that the holders of Tribune Class A common stock or Tribune Class B common stock will not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Tribune Class A common stock or Tribune Class B common stock and any Sinclair Class A common stock or Sinclair Class B common stock that any such holder receives in exchange therefor in the merger.

  Transaction Litigation

        Sinclair and Tribune will each promptly notify the other in writing of any litigation related to the merger agreement, the merger or other transactions contemplated by the merger agreement brought against such party, their subsidiaries and/or any of their respective directors and keep the other party informed on a reasonably current basis with respect to the status thereof. Tribune will give Sinclair the opportunity to participate, at its expense and subject to a customary joint defense agreement, in the defense or settlement of any such litigation, and Sinclair's prior written consent (not to be unreasonably withheld, conditioned or delayed) is required for Tribune to settle any such litigation. Without limiting the parties' respective obligations under "The Agreements—Description of the Merger Agreement—Efforts to Consummate the Transaction" beginning on page 144 and "Transaction Summary—Litigation Related to the Merger" beginning on page 117, each of the parties will, and will cause their respective subsidiaries to, cooperate in the defense or settlement of any such litigation.

  Section 16 Matters

        Prior to the effective time, Sinclair and Tribune will use reasonable best efforts to take all steps as may be required to cause any dispositions of Tribune Class A common stock and Tribune Class B common stock (including derivative securities thereof) or acquisitions of Sinclair Class A common stock and Sinclair Class B common stock resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Tribune or will become subject to such reporting requirements with respect to Sinclair under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable law.

  Stock Exchange Listing of Sinclair Class A Common Stock and Stock Exchange Delisting

        Sinclair will use reasonable best efforts to cause the Sinclair Class A common stock issuable in the transaction to be authorized for listing on the NASDAQ, subject to official notice of issuance, prior to the closing date. Sinclair will also use its reasonable best efforts to obtain all necessary state securities law or "blue sky" permits and approvals required to carry out the transactions contemplated by the merger agreement.

        Sinclair will, with the reasonable cooperation of Tribune, take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the de-listing of the Tribune Class A common stock from the NYSE and the deregistration of the Tribune Class A common stock and other securities of Tribune under the Exchange Act as promptly as practicable after the effective time.

  Notice of Certain Events

        Each of Tribune and Sinclair will promptly notify and provide copies to the other of (a) any material written notice from any person alleging that the approval or consent of such person is or may be required in connection with the merger or the other transactions contemplated by the merger agreement, (b) any written notice or other communication from any governmental authority or securities exchange in connection with the merger or the other transactions contemplated by the merger agreement, (c) any proceeding or investigation, commenced or, to its knowledge, threatened against, Tribune or Sinclair or any of their respective subsidiaries, that would be reasonably likely to (i) prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement or (ii) result in the failure of any condition to the merger set forth in the merger agreement to be satisfied, or (d) the occurrence of any event which would or would be reasonably likely to (i) prevent or materially delay the consummation of the merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the merger set forth in the merger agreement to be satisfied; provided that the delivery of any such will not (x) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any party under the merger agreement or (y) update any section of the Tribune disclosure letter or the Sinclair disclosure letter.

Termination

        The merger agreement may be terminated at any time prior to the effective time:

  •
  by mutual written consent of Sinclair and Tribune;

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  by either Sinclair or Tribune:

  •
  if the effective time has not occurred on or before the end date. Notwithstanding the foregoing, the right to terminate the merger agreement under this clause will not be available to a party if the failure of the effective time to occur before such date was primarily due to such party's breach of any of its obligations under the merger agreement;

  •
  if any governmental authority of competent jurisdiction has issued a final and non-appealable order permanently prohibiting the consummation of the merger; provided that the party seeking to terminate the merger agreement due to such order prohibited the consummation of the merger must have used its reasonable best efforts to have such order lifted; or

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  if, after completion of the special meeting (including any adjournment or postponement thereof), the Tribune shareholders have not approved the merger proposal;

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  by Sinclair:

  •
  at any time prior to the special meeting, if Tribune has materially breached any of its obligations or failed to perform in any material respect its obligations with respect to the special meeting or its non-solicitation obligations;

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  if the Tribune board or any committee thereof (i) withdraws, amends, changes, modifies or qualifies, or otherwise proposes publicly to withdraw, amend, change, modify or qualify, in a manner adverse to Sinclair, its recommendation that the Tribune shareholders approve the merger and adopt the merger agreement; (ii) fails to make such recommendation to approve the merger proposal in the proxy statement; (iii) approves or recommends, or otherwise proposes publicly to approve or recommend, an alternative acquisition proposal or (iv) fails to publicly recommend against an alternative acquisition proposal that has been publicly disclosed within ten business days of Sinclair's request and fails to reaffirm its recommendation to approve the merger proposal within such period upon such request (provided that such a request may be delivered by Sinclair only once with respect to each alternative acquisition proposal, with the right to make an additional request with respect to each subsequent material amendment or modification thereto);

    •
    if Tribune or any of its subsidiaries shall have entered into any agreement, other than an acceptable confidentiality agreement, with respect to an alternative acquisition proposal; or

    •
    if the closing conditions relating to the accuracy of Tribune's representations and warranties or fulfillment of Tribune's covenants cannot be satisfied due to a breach by Tribune of its representations and warranties or failure to perform any of its covenants contained in the merger agreement that would give rise for a failure of the applicable condition in the merger agreement to be satisfied, which breach is incapable of being cured by Tribune within 30 days of written notice of such breach from Sinclair, or if capable of being cured within such period, is not cured by the earlier of such period and the end date; provided that if such breach or failure to perform is capable of being cured by Tribune and Tribune ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Sinclair, Sinclair will have the right to terminate the merger agreement; provided, further, that Sinclair will not have the right to terminate the merger agreement if Sinclair or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements such that Tribune has the right to terminate the merger agreement;

  •
  by Tribune:

  •
  if the closing conditions relating to the accuracy of Sinclair's or Merger Sub's representations and warranties or fulfillment of Sinclair's or Merger Sub's covenants cannot be satisfied due to a breach by Sinclair of its representations and warranties or failure to perform any of its covenants contained in the merger agreement that would give rise to a failure of the applicable condition in the merger agreement to be satisfied, which breach is incapable of being cured by Sinclair within 30 days of written notice of such breach from Tribune, or if capable of being cured within such period, is not cured by the earlier of such period and the end date; provided that if such breach or failure to perform is capable of being cured by Sinclair and Sinclair ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Tribune, Tribune will have the right to terminate the merger agreement; provided, further, that Tribune will not have the right to terminate the merger agreement if Tribune is then in breach of any of its representations, warranties, covenants or agreements such that Tribune has the right to terminate the merger agreement; or

  •
  the Tribune board authorizes Tribune to enter into an alternative acquisition agreement with respect to a superior proposal further described in "The Agreements—Description of the Merger Agreement—Change of Recommendation by the Tribune Board" beginning on page 140, substantially concurrently with the termination of the merger agreement, and Tribune pays the termination fee described below in "The Agreements—Description of the Merger Agreement—Termination Fee" beginning on page 151.

Conditions to the Transaction

        The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Tribune and Sinclair to consummate the transactions:

  •
  approval of Tribune shareholders of the merger;

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  receipt of certain regulatory approvals, including approval from the FCC, the expiration or termination of the waiting period applicable to the merger under the HSR Act, and the approval for listing by the NASDAQ of the Sinclair Class A common stock to be issued in the merger; and

  •
  the absence of certain legal impediments to the consummation of the merger.

        In addition to the foregoing conditions, Sinclair's and Merger Sub's obligations to consummate the merger are subject to the satisfaction or waiver of the following conditions:

  •
  the accuracy of the representations and warranties of Tribune (with certain exceptions for inaccuracies that are de minimis, that are not material or that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tribune and its subsidiaries, taken as a whole);

  •
  the performance in all material respects of Tribune with its covenants and agreements in the merger agreement; and

  •
  since May 8, 2017, there not having been any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate has had or would be reasonably likely to have a material adverse effect on Tribune and its subsidiaries, taken as a whole.

        In addition to the foregoing conditions, Tribune's obligations to consummate the merger are subject to the satisfaction or waiver of the following conditions:

  •
  the accuracy of the representations and warranties of Sinclair and Merger Sub (with certain exceptions for inaccuracies that are de minimis, that are not material or that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Sinclair and its subsidiaries, taken as a whole);

  •
  the performance in all material respects of Sinclair with its covenants and agreements in the merger agreement; and

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  since May 8, 2017, there has not been any material adverse effect on Sinclair and its subsidiaries, taken as a whole.

Termination Fee

        Tribune must pay Sinclair a termination fee of $135.5 million if:

  •
  Sinclair terminates the merger agreement due to Tribune having materially breached any of its obligations with respect to the special meeting or its no solicitation obligations;

  •
  Sinclair terminates the merger agreement due to (a) the Tribune board, or any committee thereof, (i) withdrawing, amending, changing, modifying or qualifying, or otherwise proposing publicly to take any of the foregoing actions in a manner adverse to Sinclair, its recommendation that the Tribune shareholders approve the merger and adopt the merger agreement; (ii) failing to make its recommendation in the proxy statement; (iii) approving or recommending, or otherwise proposing publicly to approve or recommend, an alternative acquisition proposal or (iv) failing to publicly recommend against an alternative acquisition proposal that has been publicly disclosed within ten business days of Sinclair's request and failing to reaffirm its recommendation to approve the merger proposal within such period upon such request (provided that such a request may be delivered by Sinclair only once with respect to each alternative acquisition proposal, with the right to make an additional request with respect to each subsequent material amendment or modification thereto) or (b) Tribune or any of its subsidiaries having entered into any agreement, other than an acceptable confidentiality agreement, with respect to an alternative acquisition proposal; or

  •
  Tribune terminates the merger agreement due to the Tribune board authorizing Tribune to enter into an alternative acquisition agreement with respect to a superior proposal further described in "The Agreements—Description of the Merger Agreement—Change of Recommendation by the Tribune Board" beginning on page 140 and Tribune pays the termination fee at or prior to the termination of the merger agreement.

        Tribune must pay Sinclair a termination fee of $135.5 million (except that the termination fee of $135.5 million will be reduced by any previously paid amount of the termination fee of $38.5 million plus the documented, out-of-pocket expenses of Sinclair in an amount not to exceed $10 million as described below) if:

  •
  Sinclair or Tribune terminates the merger agreement if the effective time has not occurred prior to the end date of May 8, 2018, subject to an automatic extension to August 8, 2018 in certain circumstances, if the only outstanding unfulfilled conditions relate to HSR or FCC approval as described above in "The Agreements—Description of the Merger Agreement—Termination" beginning on page 149 or the Tribune shareholders do not approve the merger proposal; or

  •
  Sinclair terminates the merger agreement in respect of a willful breach of Tribune's covenants or agreements that would give rise to the failure of a closing condition that is incapable of being cured within 30 days after Tribune receives written notice from Sinclair of such breach, or if capable of being cured in such 30 days period, is not so cured during the earlier of such 30 day period and the end date; and, in the case of the foregoing clauses, an alternative acquisition proposal has been made to Tribune and publicly announced and not withdrawn prior to the termination or the date of the special meeting, as applicable, and within twelve months after termination of the merger agreement, Tribune enters into a definitive agreement with respect to an alternative acquisition proposal (and subsequently consummates such transaction) or consummates a transaction with respect to an alternative acquisition proposal. For purposes of this termination fee, references to "85%" and "15%" will be replaced by "50%" in the definition of "alternative acquisition proposal."

        Tribune must pay Sinclair a termination fee of $38.5 million plus the documented, out-of-pocket costs and expenses of Sinclair in an amount not to exceed $10 million if Sinclair or Tribune terminates the merger agreement because the Tribune shareholders do not approve the merger proposal.

        If paid, the $38.5 million termination fee, plus the amount of Sinclair's expenses not to exceed $10 million, would be credited against any $135.5 million termination fee that Tribune subsequently is required to pay Sinclair.

Expenses

        Other than as described above in "The Agreements—Description of the Merger Agreement—Termination" beginning on page 149, whether or not the transaction is consummated, all costs and expenses incurred in connection with the merger agreement will be borne by the party incurring such expenses, except that Sinclair and Tribune will each be responsible for 50% of the filing fees related to filings with the FCC and under the HSR Act.

Amendment

        Subject to applicable law, prior to the effective time, the merger agreement may be amended at any time by written agreement of Sinclair, Tribune and Merger Sub, whether before or after approval by Tribune shareholders. Following the approval by the Tribune shareholders, any amendment that requires further shareholder approval under applicable law will require shareholder approval. However, certain customary provisions, including those regarding governing law, jurisdiction, third-party beneficiaries and non-recourse may not be amended in a manner that is adverse to any debt financing source without the prior written consent of such debt financing source.

Description of the Voting and Support Agreement

        This section of the proxy statement/prospectus describes certain material terms of the voting agreement entered into by the Oaktree shareholders. The following summary is qualified in its entirety by reference to the complete text of such voting agreement, which is incorporated by reference and which is attached to the registration statement to which this proxy statement/prospectus relates as Annex B. We urge you to read the entire voting agreement.

        On May 8, 2017, in connection with the execution of the merger agreement, Sinclair and the Oaktree shareholders entered into the voting agreement.

        Pursuant to the terms of the voting agreement, the Oaktree shareholders holding approximately 16.3% of the issued and outstanding shares of Tribune common stock as of May 4, 2017 agreed to vote or execute consents in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and against (i) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of the covenants or agreements of Tribune contained in the merger agreement or of such Oaktree shareholder in the voting agreement, and (ii) any alternative acquisition proposal made prior to the termination of the merger agreement.

        In connection with the foregoing, as part of the voting agreement, and as security for and in furtherance of the agreements described in the preceding paragraph, in the event that any of the Oaktree shareholders fail to take any of the actions required to be taken by such Oaktree shareholder in the preceding paragraph, each Oaktree shareholder irrevocably appointed Sinclair and any of its designees, as such Oaktree shareholder's proxy and attorney-in-fact, to vote or execute consents until the earlier of the approval of the merger by the Tribune shareholders or the termination of the merger agreement, with respect to the shares of common stock held by such Oaktree shareholder.

        In addition, the Oaktree shareholders agreed not to transfer any Tribune common stock held by them prior to the earlier of the approval of the merger by the Tribune shareholders or the termination of the merger agreement. This transfer restriction does not apply to (i) transfers with the prior written consent of Sinclair, (ii) transfers by the Oaktree shareholders to an affiliate of such shareholder if such shareholder executes a joinder agreeing to be bound by the voting agreement.

        Except as permitted under the merger agreement, the Oaktree shareholders and their respective affiliates also agreed not to, prior to the earlier of the merger or the termination of the merger agreement, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer which constitutes, or would reasonably be expected to lead to, an alternative acquisition proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any person (other than the reporting person or its affiliates or their respective representatives) any nonpublic information relating to the issuer and its subsidiaries, in connection with any alternative acquisition proposal; (iii) approve or enter into any letter of intent, merger agreement or other similar agreement providing for an alternative acquisition proposal or (iv) resolve or agree to take any of the foregoing actions.

        The voting agreement terminates upon the earliest of (i) the effective time, (ii) a termination of the merger agreement in accordance with its terms, and (iii) the date that the merger agreement is amended or modified or a provision thereof is waived in a manner that alters or changes the amount or kind of consideration to be paid to Tribune's shareholders.

        In addition, as permitted by the merger agreement, Tribune expects to file a shelf registration statement in accordance with the Registration Rights Agreement, dated as of December 31, 2012, among Tribune and certain Tribune shareholders party thereto to permit certain Tribune shareholders, including the Oaktree shareholders, to sell their shares of Tribune common stock following the Tribune shareholder approval.

APPRAISAL RIGHTS

General

        If you continuously hold one or more shares of Tribune common stock through the effective time of the merger, and did not vote in favor of or consent in writing to the proposal to adopt the merger agreement, you are entitled to appraisal rights under the DGCL and have the right to dissent from the merger, have your shares appraised by the Delaware Court of Chancery and receive the "fair value" of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of the consummation of the merger in place of the merger consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL, if the merger is consummated and if certain other conditions and statutory requirements described therein are met. Any such shareholder awarded "fair value" for their shares by the Delaware Court of Chancery would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration (subject, in the case of interest payments, to any voluntary cash payments made by Tribune pursuant to subsection (h) of Section 262 of the DGCL, as described in more detail below).

        The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement/prospectus as Annex E. All references in Section 262 of the DGCL and in this summary to a "shareholder" are to the record holder of the shares of Tribune common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise any rights to seek appraisal under Section 262 of the DGCL.

        Under Section 262 of the DGCL, when the merger is submitted for approval at a meeting of shareholders as in the case of the adoption of the merger agreement, Tribune, not less than 20 days prior to the meeting, must notify each shareholder who was a shareholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice by Tribune, and the copy of applicable statutory provisions is attached to this proxy statement/prospectus as Annex E. A holder of Tribune common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex E carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A shareholder who loses his, her or its appraisal rights will be entitled to receive the per share merger consideration.

How to Exercise and Perfect Your Appraisal Rights

        If you wish to exercise your rights to seek an appraisal of your shares, you must do ALL of the following:

  •
  you must not vote in favor of the merger proposal. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the merger proposal, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the merger proposal or abstain from voting your shares;

  •
  you must deliver to Tribune a written demand for appraisal before the vote on the merger proposal at the special meeting and all demands for appraisal must be made by you, or in your name, fully and correctly, as your name appears, with respect to shares evidenced by certificates, on your stock certificate, or, with respect to shares held in "street name" through a bank, brokerage firm or other nominee, on the stock ledger, and such demands must reasonably inform Tribune of your identity and your intention to demand appraisal of your shares of Tribune common stock;

  •
  you must continuously hold the shares from the date of making the demand through the effective time of the merger. You will lose your appraisal rights if you transfer the shares before the effective time; and

  •
  you, another shareholder seeking appraisal, or Sinclair must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. Sinclair is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the shareholders to initiate all necessary action to exercise their appraisal rights in respect of shares of Tribune common stock within the time prescribed in Section 262 of the DGCL.

        In addition, the Delaware Court of Chancery will dismiss appraisal proceedings as to all shareholders if, immediately before the merger, the shares of Tribune common stock were listed on a national securities exchange unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Tribune common stock or (2) the value of the consideration provided in the merger for such total number of shares entitled to appraisal exceeds $1 million. We refer to these conditions as the "ownership thresholds." Because Tribune is listed on a national securities exchange and is expected to continue be listed on such exchange immediately before the merger, at least one of the ownership thresholds must be met in order for shareholders to be entitled to seek appraisal.

        Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the merger proposal will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal is in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights

        Only a holder of record of shares of Tribune common stock issued and outstanding immediately prior to the effective time may assert appraisal rights for the shares of stock registered in that holder's name. A written demand for appraisal must be executed by or on behalf of the shareholder of record, fully and correctly, as the shareholder's name appears on the stock certificates (or in the stock ledger). The demand for appraisal must reasonably inform Tribune of the identity of the shareholder and that the shareholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Tribune. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Tribune common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Tribune common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Tribune common stock as to which appraisal is sought. Where no number of shares of Tribune common stock is expressly mentioned, the demand will be presumed to cover all shares of Tribune common stock held in the name of the record owner.

        IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

        If you own shares of Tribune common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of Tribune common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

        If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Tribune Media Company
435 North Michigan Avenue
Chicago, IL 60611
Attention: Corporate Secretary

Sinclair's Actions after Consummation of the Merger

        If the merger is consummated, Sinclair will give written notice of the effective time within ten days after the effective time to shareholders who did not vote in favor of the merger agreement and who made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time, if a dissenting shareholder has not commenced an appraisal proceeding or joined that proceeding as a named party, such dissenting shareholder shall have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement. Within 120 days after the effective time, but not later, either the shareholder who has complied with the requirements of Section 262 of the DGCL or Sinclair may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on Sinclair in the case of a petition filed by the dissenting shareholder, demanding a determination of the value of the shares of Tribune common stock held by all dissenting shareholders. Sinclair is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

        Within 120 days after the effective time of the merger, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from Sinclair, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger proposal and with respect to which Tribune has received demands for appraisal, and the aggregate number of holders of those dissenting shares. Sinclair must mail this statement to you within the later of ten days of receipt of the request from the dissenting shareholder or ten days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf, and, with respect to such stock, a demand has been properly made and not effectively withdrawn, you may, in your own name, file an appraisal petition or request from Sinclair the statement described in this paragraph.

        If a petition for appraisal is duly filed by a record holder of Tribune common stock who has properly exercised his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to Sinclair, Sinclair will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by Sinclair. Upon the filing of any such petition, the Delaware Court of Chancery may order the Register in

Chancery to provide notice of the time and place fixed for the hearing on the petition by registered or certified mail to Sinclair and all of the shareholders shown on the verified list. Such notice will also be published in one or more publications at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The forms of notice by mail and publication will be approved by the Delaware Court of Chancery and the costs of these notices are borne by Sinclair. The Delaware Court of Chancery will then determine which shareholders are entitled to appraisal rights and may require the shareholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and the Delaware Court of Chancery may dismiss any shareholder who fails to comply with this direction from the proceedings. The Delaware Court of Chancery will also dismiss proceedings as to all shareholders if neither of the ownership thresholds described above is met. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Tribune common stock owned by such shareholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Tribune common stock at the effective time held by dissenting shareholders, exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. However, Sinclair has the right, at any point prior to the Delaware Court of Chancery's entry of judgment in the proceedings, to make a voluntary cash payment to each shareholder entitled to appraisal. If Tribune makes a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by Sinclair in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the shareholders entitled to receive the same, upon surrender by such shareholders of their stock certificates and book-entry shares.

        In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and may not in any manner address, fair value under Section 262 of the DGCL. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. We do not anticipate offering more than the merger consideration to any shareholder exercising appraisal rights and reserve the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that, for purposes of Section 262, the "fair value" of a share of Tribune common stock is less than the per share merger consideration.

        If no party files a petition for appraisal rights within 120 days after the effective time, then you will lose the right to appraisal, and will instead receive the merger consideration described in the merger agreement, without interest thereon, less any required withholding taxes.

        The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Each dissenting shareholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a shareholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

        If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, after the effective time of the merger, vote the shares of Tribune common stock for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to Tribune shareholders as of a record date prior to the effective time.

        If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to Sinclair, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of Sinclair, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any shareholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any shareholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such shareholder's demand for appraisal and to accept the terms offered in the merger within 60 days after the effective time of the merger. If you fail to perfect, successfully withdraw or lose the appraisal right, or if neither of the ownership thresholds is met, your shares will be converted into the right to receive the per share merger consideration, without interest thereon, less any withholding taxes.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the per share merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are considering exercising your appraisal rights under the DGCL, you should consult your own legal and financial advisor.

        THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined financial information for the six months ended as of June 30, 2017 and for the year ended December 31, 2016 combine the historical consolidated financial statements of Sinclair Broadcast Group, Inc., "Sinclair," and Tribune Media Company, "Tribune." The unaudited pro forma condensed combined balance sheet, which we refer to as the "Pro Forma Balance Sheet" is presented as if the merger had occurred on June 30, 2017. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 are presented as if the merger had occurred on January 1, 2016, the first day of the year ended December 31, 2016, which we refer to as the "Pro Forma Statement of Operations." We refer to the Pro Forma Balance Sheet and the Pro Forma Statement of Operations together as the "unaudited pro forma financial information."

        The unaudited pro forma financial information has been developed from, and should be read in conjunction with, the Sinclair and Tribune unaudited interim condensed consolidated financial statements contained in the Sinclair and Tribune Quarterly Reports on Form 10-Q for the six months ended June 30, 2017, respectively, and the Sinclair and Tribune audited consolidated financial statements contained in the Sinclair and Tribune Annual Reports on Form 10-K for the year ended December 31, 2016, respectively, each of which is incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 187.

        The pro forma adjustments give effect to events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the Pro Forma Statement of Operations, expected to have a continuing impact on the results of Sinclair after the closing of the transaction. In order to obtain approval of the transaction from the FCC and/or under the HSR Act, Sinclair and/or Tribune may be required to divest certain stations that they currently own. An estimated result of these possible divestitures has not been reflected in the pro forma adjustments. Refer to the notes of the unaudited pro forma financial information for additional information regarding the basis of presentation and pro forma adjustments.

        The unaudited pro forma financial information does not reflect any cost savings or other synergies the management of Sinclair and Tribune believe could have been achieved had the transaction been completed on the dates assumed, which are expected to be material. See the "Transaction Summary—Description of the Transaction" beginning on page 56 for additional discussion regarding synergies.

SINCLAIR BROADCAST GROUP, INC.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF June 30, 2017

(Unaudited) (in thousands)

	Sinclair Historical (as reported)	Tribune Historical (see Note 1)	Pro Forma Adjustments		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$796,047	$380,567	(623,662	)(a)	$552,952
Accounts receivable, net of allowance for doubtful accounts	537,286	397,571	—		$934,857
Prepaid expenses and other current assets	89,109	167,989	—		$257,098

Total current assets	1,422,442	946,127	(623,662)		$1,744,907
PROPERTY AND EQUIPMENT, net	705,483	433,622	81,817	(b)	$1,220,922
GOODWILL	2,002,809	3,228,585	(410,243	)(b)	$4,821,151
INDEFINITE-LIVED INTANGIBLE ASSETS	160,357	794,000	537,520	(b)	$1,491,877
DEFINITE-LIVED INTANGIBLE ASSETS, net	1,725,508	941,938	808,639	(b)	$3,476,085
INVESTMENTS	190,489	1,423,182	540,775	(b)	$2,154,446
OTHER ASSETS	82,448	277,821	16,285	(b)	$376,554

Total assets	$6,289,536	$8,045,275	951,131		$15,285,942

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued liabilities and other current liabilities	$369,209	$457,328	41,323	(c)	$867,860
Current portion of notes payable, capital leases and commercial bank financing	168,279	17,878	19,592	(d)	$205,749

Total current liabilities	537,488	475,206	60,915		1,073,609
LONG-TERM LIABILITIES
Notes payable, capital leases and commercial bank financing, less current portion	3,884,159	3,010,784	2,565,696	(d)	9,460,639
Deferred tax liabilities	601,078	836,354	530,326	(e)	1,967,758
Other long-term liabilities	141,839	799,851	(10,032	)(b)	931,658

Total liabilities	5,164,564	5,122,195	3,146,905		13,433,664
PARENT COMPANY STOCKHOLDERS' EQUITY
Class A Common Stock	770	101	99	(f)	970
Class B Common Stock	257	—	—		257
Treasury Stock, at cost		(632,194)	632,194	(f)
Additional paid-in capital	1,346,657	4,044,480	(3,303,761	)(f)	2,087,376
Accumulated deficit	(188,701)	(424,355)	403,822	(f)	(209,234)
Accumulated other comprehensive loss	(807)	(71,872)	71,872	(f)	(807)

Total parent company stockholders' equity	1,158,176	2,916,160	(2,195,774)		1,878,562
Noncontrolling interest	(33,204)	6,920	—		(26,284)

Total equity	1,124,972	2,923,080	(2,195,774)		1,852,278

Total liabilities and stockholders' equity	$6,289,536	$8,045,275	951,131		$15,285,942

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED December 31, 2016

(Unaudited) (in thousands)

	Sinclair Historical (as reported)	Tribune Historical (see Note 1)	Pro Forma Adjustments		Pro Forma Combined
Net Revenue	$2,736,949	$1,947,930	—		$4,684,879
OPERATING EXPENSES:
Direct operating expenses(i)	1,197,923	906,333	814	(g)	2,105,070
Selling, general and administrative expenses(ii)	579,230	563,966	3,255	(g)	1,146,451
Other non-media expenses	80,648	31,654	—		112,302
Depreciation of property and equipment	98,529	58,825	5,090	(h)	162,444
Amortization of definite-lived intangible assets	183,795	166,664	(43,486	)(h)	306,973
Gain on asset dispositions	(6,029)	(213,086)	—		(219,115)

Total operating expenses	2,134,096	1,514,356	(34,327)		3,614,125

Operating income	602,853	433,574	34,327		1,070,754

OTHER INCOME (EXPENSE):
Interest expense and amortization of debt discount and deferred financing costs	(211,143)	(152,719)	(92,242	)(i)	(456,104)
Loss from extinguishment of debt	(23,699)	—	—		(23,699)
Income from equity and cost method investments	1,735	148,156	(13,026	)(j)	136,865
Other income, net	3,144	5,231	—		8,375

Total other (expense) income	(229,963)	668	(105,268)		(334,563)
Income before provision for income taxes	372,890	434,242	(70,941)		736,191
PROVISION FOR INCOME TAX	(122,128)	(347,202)	27,809	(k)	(441,521)

Net income from continuing operations	250,762	87,040	(43,132)		294,670
Net income attributable to the noncontrolling interests	(5,461)	—	—		(5,461)

Net income from continuing operations attributable to Sinclair Broadcast Group	$245,301	$87,040	$(43,132)		$289,209

Basic earnings per share from continuing operations	$2.62				$2.55

Diluted earnings per share from continuing operations	$2.60				$2.53

Weighted average common shares outstanding	93,567		20,052	(l)	113,619

Weighted average common and common equivalent shares outstanding	94,433		20,052	(l)	114,485

(i)
Direct operating expenses includes media production expenses, expenses recognized from station barter arrangements, and amortization of program contract costs and net realizable value adjustments

(ii)
Selling, general, and administrative expenses includes media selling, general, and administrative expenses, corporate general and administrative expenses, and research and development expenses.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED June 30, 2017

(Unaudited) (in thousands)

	Sinclair Historical (as reported)	Tribune Historical (see Note 1)	Total Pro Forma Adjustments		Total Pro Forma Combined
Net Revenue	$1,329,225	$909,427	—		$2,238,652
OPERATING EXPENSES:
Direct operating expenses(i)	637,857	494,077	407	(g)	1,132,341
Selling, general and administrative expenses(ii)	299,896	296,718	(17,596	)(g), (m)	579,018
Other non-media expenses	31,976	4,717	—		36,693
Depreciation of property and equipment	47,584	27,498	4,459	(h)	79,541
Amortization of definite-lived intangible assets	88,931	83,323	(21,734)	(h)	150,520
Gain on asset dispositions	(53,497)	—	—		(53,497)

Total operating expenses	1,052,747	906,333	(34,464)		1,924,616

Operating income	276,478	3,094	34,464		314,036

OTHER INCOME (EXPENSE):
Interest expense and amortization of debt discount and deferred financing costs	(108,277)	(78,943)	(43,537)	(i)	(230,757)
Loss from extinguishment of debt	(1,404)	(19,052)	—		(20,456)
Loss from equity and cost method investments	141	(103,002)	(5,413)	(j)	(108,274)
Other income	3,259	5,349	—		8,608

Total other expense	(106,281)	(195,648)	(48,950)		(350,879)
Income (loss) before (provision) benefit for income taxes	170,197	(192,554)	(14,486)		(36,843)
(PROVISION) BENEFIT FOR INCOME TAX	(53,459)	61,519	5,679	(k)	13,739

Net income (loss) from continuing operations	116,738	(131,035)	(8,807)		(23,104)
Net income attributable to the noncontrolling interests	(14,891)	—	—		(14,891)

Net income (loss) from continuing operations attributable to Sinclair Broadcast Group	$101,847	$(131,035)	$(8,807)		$(37,995)

Basic earnings (loss) per share from continuing operations	$1.04				$(0.32)

Diluted earnings (loss) per share from continuing operations	$1.03				$(0.32)

Weighted average common shares outstanding	97,668		20,052	(l)	117,720

Weighted average common and common equivalent shares outstanding	98,707		19,013	(l)	117,720

(i)
Direct operating expenses includes media production expenses, expenses recognized from station barter arrangements, and amortization of program contract costs and net realizable value adjustments

(ii)
Selling, general, and administrative expenses includes media selling, general, and administrative expenses, corporate general and administrative expenses, and research and development expenses.

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1) BASIS OF PRO FORMA PRESENTATION

        On May 8, 2017, Sinclair, Tribune and Merger Sub entered into the merger agreement, pursuant to which Merger Sub will merge with and into Tribune, as a result of which Tribune will be acquired by Sinclair. In the merger, each share of Tribune Class A common stock and Tribune Class B common stock issued and outstanding immediately prior to the effective time (other than shares held by Tribune or any Tribune subsidiary or Sinclair or any Sinclair subsidiary) will be converted into the right to receive (i) $35.00 in cash, without interest and less any required withholding taxes and (ii) 0.2300 of a share of Sinclair's Class A common stock. No fractional shares of Sinclair Class A common stock will be issued in the merger. Tribune shareholders will receive cash, without interest, in lieu of any fractional shares.

        Based on the closing price of $36.95 per share for the Sinclair Class A common stock on May 5, 2017, the last trading day before the announcement of the execution of the merger agreement, the stock consideration had an implied value of $8.50. Adding this amount to the cash consideration of $35.00 results in an implied value for the merger consideration of $43.50 per share of Tribune common stock.

        The unaudited pro forma financial information and explanatory notes give effect to the merger of Sinclair and Tribune. The Pro Forma Balance Sheet is presented as if the acquisition had occurred as of June 30, 2017. The Pro Forma Statements of Operations are presented as if the acquisition had occurred on January 1, 2016.

        The pro forma adjustments give effect to events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the Pro Forma Statement of Operations, expected to have a continuing impact on the results of Sinclair after the closing of the transaction. In order to obtain approval of the transaction from the FCC and/or under the HSR Act, Sinclair and/or Tribune may be required to divest certain stations that they currently own. An estimated result of these possible divestitures has not been reflected in the pro forma adjustments.

        The unaudited pro forma financial information was prepared using the acquisition method of accounting with Sinclair treated as the accounting acquirer and, therefore, the historical basis of Sinclair's assets and liabilities is not affected by the transaction. For purposes of developing the Pro Forma Balance Sheet as of June 30, 2017, the acquired Tribune assets, including identifiable intangible assets and liabilities assumed, have been recorded at their estimated fair values with the excess purchase price assigned to goodwill. The estimated fair values assigned in this unaudited pro forma financial information are preliminary and represent Sinclair's current best estimate of fair value and are subject to revision. In addition, the final purchase price of Sinclair's acquisition of Tribune will not be known until the date of closing of the transaction. Differences between these preliminary estimates and the final acquisition may have a material impact on the accompanying unaudited pro forma financial information.

        The unaudited pro forma financial information is based on the historical financial statements of Sinclair and Tribune after giving effect to the acquisition, as well as the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial information. The unaudited pro forma financial information does not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the Tribune acquisition. Material nonrecurring charges or credits or tax related effects resulting from the merger are not reflected in the Pro Forma Statements of Operations. The unaudited pro forma financial information is presented for illustrative purposes only and are not indicative of either future results of operations or results that might have been achieved if the

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(1) BASIS OF PRO FORMA PRESENTATION (Continued)

acquisition was consummated as of January 1, 2016. This information should be read in conjunction with the Sinclair and Tribune historical financial statements and accompanying notes incorporated by reference herein. Certain reclassifications have been made to the historical presentation of the Tribune financial statements to conform to the presentation used in the unaudited pro forma financial information. For the year ended December 31, 2016 and the six months ended June 30, 2017, $31.7 million and $4.7 million respectively, have been reclassified from selling, general and administrative expenses to other non-media expenses. Additionally, programming and direct operating expenses have been combined for purposes of the pro forma presentation for both periods presented.

        On May 8, 2017, in connection with the merger agreement, Sinclair and STG entered into debt commitment letters with JPMorgan, RBC and Deutsche Bank, and certain of their respective affiliates, for commitments with respect to the financing required by Sinclair to consummate the merger and to refinance certain indebtedness of STG and Tribune. The financing under the debt commitment letters, the availability of which is contingent on the satisfaction of certain conditions, including the closing of the transaction, provides for credit facilities in an aggregate principal amount of up to $5,632 million, consisting of: (i) a senior secured term B loan facility in an aggregate principal amount of up to $4,847 million (which will be reduced to $3,747 million as a result of the consent solicitation described below) and (ii) a senior unsecured bridge facility in an aggregate principal amount of up to $785 million to the extent STG does not issue senior unsecured notes or other securities with an aggregate principal amount of at least $785 million on or prior to the consummation of the transaction. Sinclair and/or an affiliate of Sinclair may be a co-borrower under the facilities to be provided under the debt commitment letters.

        In connection with the transaction, the indebtedness outstanding under Tribune's existing credit facility will be repaid and the commitments thereunder terminated at or prior to the closing of the transaction. However, the Tribune notes in the principal amount of $1,100 million are expected to remain outstanding after the consummation of the transaction. On June 22, 2017, Tribune announced that it had obtained the requisite consents and had executed a supplemental indenture to amend the Tribune indenture, which amendments will not be operative until the consummation of the transaction. Because the requisite consents were obtained, the aggregate principal amount of the senior secured term B loan facility will be reduced by $1,100 million to $3,747 million in accordance with the debt commitment letters. The pro forma financial information was prepared based upon the utilization of $3,747 million of the term loan B facility, the issuance of $785 million of senior unsecured notes and the assumption of $1,100 million of the Tribune notes. There may be differences in how the transaction is ultimately financed relative to the assumptions utilized in the preparation of the unaudited pro forma financial information which may have a material impact on the unaudited pro forma financial information.

        Acquisition accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications which are completed during the measurement period as defined in current accounting standards. The accounting policies of Sinclair may materially vary from those of Tribune. During preparation of the unaudited pro forma condensed combined financial statements, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, the unaudited pro forma financial information assumes no material differences in accounting policies between the two companies. Following the acquisition and during the measurement period, management will conduct a final review of Tribune's accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Tribune's results of operations or reclassification of assets or liabilities to conform to Sinclair's accounting policies and

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(1) BASIS OF PRO FORMA PRESENTATION (Continued)

classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma financial information.

(2) PRELIMINARY PURCHASE PRICE ALLOCATION

        The following table summarizes the preliminary purchase price for the Tribune acquisition (in thousands):

Cash consideration paid to Tribune shareholders	$3,097,208
Sinclair Class A common stock to be issued	740,919
Cash paid associated with repayment of Tribune debt	1,969,869
Cash acquired, net of acquiree transaction costs	(371,616)

Total estimated accounting purchase price, net of cash acquired	$5,436,380

        In the merger, each outstanding share of Tribune common stock issued and outstanding immediately prior to the merger will automatically be converted into the right to receive (i) $35.00 in cash, without interest and less any required withholding taxes and (ii) 0.2300 of a validly issued, fully paid and nonassessable share of Sinclair Class A common stock. The number of Tribune shares used to estimate the purchase price is calculated using the outstanding shares of Tribune as of June 30, 2017 which totaled 87.2 million shares. The number of shares at closing may be different than what was utilized in the preparation of the unaudited pro forma information. The value of the Sinclair common stock to be issued as part of the purchase price used for purposes of the unaudited pro forma financial information is based upon the closing price of Sinclair's stock on May 5, 2017 of $36.95. A change in the market value of Sinclair's stock of $1 per share would result in a change in the purchase price of approximately $21 million.

        The initial purchase price has been allocated to the acquired assets and assumed liabilities based on estimated fair values. The purchase price allocation is preliminary pending a final determination of the fair values of the assets and liabilities. The initial allocated fair value of acquired assets and assumed liabilities is summarized as follows (in thousands):

Accounts receivable	$397,571
Prepaid expenses and other current assets	167,989
Property and equipment	515,439
Indefinite-lived intangible assets	1,331,520
Definite-lived intangible assets	1,750,577
Other assets	294,106
Investments	1,963,957
Accounts payable, accrued liabilities and other current liabilities	(474,913)
Deferred tax liabilities	(1,375,985)
Other long term liabilities	(789,819)
Debt	(1,155,484)
Non-controlling interest	(6,920)
Fair value of identifiable net assets acquired	2,618,038
Goodwill	2,818,342

Total accounting purchase price, net of cash acquired	$5,436,380

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(2) PRELIMINARY PURCHASE PRICE ALLOCATION (Continued)

        The preliminary allocation presented above is based upon management's estimate of the fair values using valuation techniques including income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition; approximately $1 billion of goodwill is expected to be deductible. The initial purchase price allocation is based upon all information available to us at the present time and is subject to change, and such changes could be material.

(3) PRO FORMA ADJUSTMENTS

        The unaudited pro forma financial information does not reflect any cost savings or other synergies the management of Sinclair and Tribune believe could have been achieved had the transaction been completed on the dates assumed.

ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AND STATEMENTS OF OPERATIONS

        The pro forma adjustments in the Pro Forma Balance Sheet related to the acquisition of Tribune and the related acquisition financing as of June 30, 2017 and in the Pro Forma Statements of Operations related to the Tribune acquisition and the related acquisition financing as of January 1, 2016 are as follows:

          (a)   The pro forma adjustments to cash assume the following (in thousands):

Cash purchase price	$(3,097,208)
Proceeds from debt issuance, net of debt issuance costs	4,458,466
Repayment of Tribune debt	(1,969,869)
Transaction costs	(15,051)

Total	$(623,662)

          (b)   The assets acquired and liabilities assumed of Tribune and its subsidiaries have been adjusted to their estimated fair values as of the acquisition date, as reflected in the purchase price allocation in Note 2. The amount allocated to definite-lived intangible assets primarily represents the estimated fair value ascribed to network affiliations and customer relationships. These intangible assets will be amortized over the estimated weighted average remaining useful life of 14.4 years using the straight-line method. The fair value of the acquired property and equipment, excluding land, will be depreciated on a straight-line basis over the weighted average estimated remaining useful life of 4.4 years. The amount allocated to indefinite lived intangible assets relates primarily to FCC licenses. The amount allocated to investments relates primarily to fair value adjustments related to equity and cost method investments.

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(3) PRO FORMA ADJUSTMENTS (Continued)

          (c)   The pro forma adjustments to accounts payable, accrued liabilities and other current liabilities relates to settlement of Tribune's outstanding vested and unvested employee incentive awards.

          (d)   Represents the repayment of Tribune debt and issuance of the term loan B facility as follows (in thousands):

Repayment of current portion of Tribune debt	$(17,878)
Current portion of issued debt	37,470

Net change in current portion of notes payable, capital leases and commercial bank financing	$19,592

Repayment of long term portion of Tribune debt(A)	$(1,910,784)
Long-term portion of issued debt	4,494,530
Fair value adjustment to assumed long term debt	55,484
Capitalized debt issuance costs	(73,534)

Net change in notes payable, capital leases and commercial bank financing, less current portion	$2,565,696

(A)
Presented net of historical deferred financing costs and debt discount of $41.2 million

          (e)   Represents the estimated value of deferred tax items recorded related to the acquisition. Primarily relates to assets adjusted to fair value for book purposes that are not recognized for tax purposes using a blended statutory tax rate of 39.2%.

          (f)    Adjustments to additional paid-in capital represent the elimination of the historical Tribune balance and the equity portion of the purchase price of $740.9 million. Adjustments to accumulated deficit represent the elimination of the historical Tribune balance, estimated transaction costs of $6.1 million which have not been reflected in the historical financial statements and stock based compensation expense of $14.4 million, net of tax, associated with the settlement of share based awards which will be cash settled by Sinclair in the post combination period. Adjustments to the remaining components of equity represent the elimination of historical Tribune equity balances.

          (g)   Represents incremental share based compensation expense associated with the Tribune restricted stock units assumed by Sinclair.

          (h)   Represents adjustments to depreciation and amortization of acquired fixed assets and definite lived intangible assets resulting from the fair value adjustments associated with these assets and changes in the estimated useful lives.

          (i)    The pro forma adjustments reflect the additional interest expense, including the amortization of deferred acquisition financing costs. The pro forma financial information was prepared based upon the utilization of $3,747 million of the term loan B facility, the issuance of $785 million of senior unsecured notes and the assumption of $1,100 million of the Tribune notes. The interest rates applied to the incremental term loan B and the $785 million senior unsecured notes were a blended rate of 3.94% for both the year ended December 31, 2016 and the six months ended June 30, 2017, which reflects management's current estimate of the interest rate for the new debt. A one-eighth percent increase or decrease in this interest rate would have increased or decreased interest expense on the term loan B facility and the $785 million senior unsecured

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(3) PRO FORMA ADJUSTMENTS (Continued)

  notes by $5.7 million and $2.8 million for the year ended December 31, 2016 and six months ended June 30, 2017, respectively.

          (j)    Represents adjustments resulting from changes in the amortization of basis difference resulting from fair value adjustments associated with equity method investments.

          (k)   Represents the tax impact of the pro forma adjustments utilizing a blended statutory rate. The pro forma provision for income taxes does not necessarily reflect the amounts that would have resulted had Tribune and its subsidiaries and Sinclair filed consolidated returns for the periods presented.

          (l)    Represents the number of shares of Sinclair Class A common stock expected to be issued to Tribune shareholders related to the merger. The weighted average common and common equivalent shares outstanding for the period ending June 30, 2017 was reduced by 1.0 million related to common share equivalents which were anti-dilutive to the pro forma combined results. The restricted stock units that are expected to be assumed by Sinclair as of the effective time can only be settled in cash and therefore are not expected to have a dilutive effect on earnings per share.

          (m)  Includes the elimination of the merger expenses recorded in the historical financial statements of both Sinclair and Tribune of $19.2 million.

DESCRIPTION OF SINCLAIR CAPITAL STOCK

        The following description of the material terms of the capital stock of Sinclair is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the articles of incorporation and bylaws of Sinclair, which are exhibits to the registration statement to which this proxy statement/prospectus relates, and to the applicable provisions of the MGCL. To find out where copies of these documents can be obtained, see "Where You Can Find More Information" on page 187.

  General

        Sinclair's authorized capital stock consists of 500,000,000 shares of Class A common stock, 140,000,000 shares of Class B common stock, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of September 5, 2017, Sinclair had 76,032,524 shares of Class A common stock outstanding, 25,670,684 shares of Class B common stock outstanding and no shares of preferred stock outstanding. All issued and outstanding shares of Sinclair common stock are duly authorized, validly issued, fully paid and nonassessable.

        The rights of the holders of Sinclair Class A common stock and Sinclair Class B common stock are substantially identical in all respects, except for voting rights and the right of Sinclair Class B common stock to convert into Sinclair Class A common stock.

  Sinclair Class A Common Stock

  Voting Rights

        Each holder of Sinclair Class A common stock is entitled to one vote per share. The holders of all classes of Sinclair common stock entitled to vote will vote together as a single class on all matters presented to Sinclair's shareholders for their vote or approval, including the election of directors, except as otherwise required by the MGCL. There is no cumulative voting in the election of directors at Sinclair.

  Dividends

        Subject to the rights of Sinclair's outstanding preferred stock, if any, which may be hereafter classified and issued, holders of Sinclair Class A common stock are entitled to receive dividends, if any, as may be declared by the Sinclair board out of funds legally available therefor. All holders of Sinclair common stock shall have identical rights to receive any dividends or distributions, and no dividends or distributions shall be paid on any shares of Sinclair Class A common stock unless the same is paid on all shares of Sinclair common stock.

  Preemptive Rights

        Holders of shares of Sinclair Class A common stock do not have any preemptive rights.

  Redemption Rights

        Shares of Sinclair Class A common stock are not subject to redemption by operation of a sinking fund or otherwise.

  Liquidation Rights

        In the event of any liquidation, dissolution, or winding up of Sinclair, after the payment of debts and liabilities and subject to the prior rights of Sinclair's preferred shareholders, if any, and the rights of the holders of Sinclair Class B common stock, the holders of Sinclair Class A common stock are entitled to receive any of Sinclair's assets available for distribution to Sinclair's shareholders ratably in proportion to the number of shares held by them.

  Transfer Agent and Registrar

        The transfer agent and registrar for Sinclair Class A common stock is American Stock Transfer & Trust Company.

  Listing

        Sinclair Class A common stock is listed on the NASDAQ Global Select Market under the symbol "SBGI."

  Sinclair Class B Common Stock

        The rights of the holders of Sinclair Class B common stock are identical with those of Sinclair Class A common stock in all respects, except for voting rights and the right of Sinclair Class B common stock to convert into Sinclair Class A common stock. Further, in any merger, consolidation or business combination, the consideration to be received per share by the holders of Sinclair Class A common stock must be identical to that received by the holders of Sinclair Class B common stock, except that in any transaction in which shares of a third party's common stock are distributed in exchange for Sinclair common stock, the shares may differ as to voting rights to the extent that the voting rights now differ among the classes of Sinclair common stock.

  Voting Rights

        The holders of Sinclair Class A common stock are entitled to one vote per share. The holders of Sinclair Class B common stock are entitled to ten votes per share except in certain circumstances described below. The holders of all classes of Sinclair common stock entitled to vote will vote together as a single class on all matters presented to Sinclair's shareholders for their vote or approval except as otherwise required by the MGCL.

        Notwithstanding the foregoing, the holders of Sinclair Class B common stock are entitled to only one vote per share, voting as a single class with the holders of Sinclair Class A common stock, with respect to any proposed: (a) "going private" transaction; (b) sale or other disposition of all or substantially all of Sinclair's assets; (c) sale or transfer which would cause a fundamental change in the nature of Sinclair's business; or (d) merger or consolidation of Sinclair in which the holders of Sinclair common stock will own less than 50% of the Sinclair common stock following the transaction. A "going private" transaction is defined as any "Rule 13e-3 transaction," as that term is defined in Rule 13e-3 promulgated under the Exchange Act, between Sinclair and (1) any of the Sinclair controlling shareholders, as defined below, (2) any affiliate, as defined below, of the Sinclair controlling shareholders or (3) any group of which the Sinclair controlling shareholders are an affiliate or of which the Sinclair controlling shareholders are a member. An "affiliate" is defined as the following: (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under the common control of the Sinclair controlling shareholders; (ii) any corporation or organization (other than Sinclair or one of Sinclair's majority-owned subsidiaries) of which any of the Sinclair controlling shareholders is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities or in which any of the Sinclair controlling shareholders has a substantial beneficial interest; (iii) a voting trust or similar arrangement pursuant to which the Sinclair controlling shareholders generally control the vote of the shares of Sinclair common stock held by or subject to any trust or arrangement; (iv) any other trust or estate in which any of the Sinclair controlling shareholders has a substantial beneficial interest or as to which any of the Sinclair controlling shareholders serves as a trustee or in a similar fiduciary capacity; or (v) any relative or spouse of the

Sinclair controlling shareholders or any relative of the spouse who has the same residence as any of the Sinclair controlling shareholders.

  Conversion

        Except for transfers to a permitted transferee (generally, related parties of David D. Smith, Frederick G. Smith, J. Duncan Smith or Robert E. Smith, whom we refer to as the "Sinclair controlling shareholders"), any transfer of shares of Sinclair Class B common stock held by any of the Sinclair controlling shareholders will cause the shares to be automatically converted to Sinclair Class A common stock. Any conversion of Sinclair Class B common stock into Sinclair Class A common stock shall be at a one-to-one ratio, and the Sinclair Class A common stock issued upon any such conversion shall be deemed to be fully paid and nonassessable.

        If the total number of shares of Sinclair common stock held by the Sinclair controlling shareholders falls to below 10% of the total number of shares of Sinclair common stock outstanding, all of the outstanding shares of Sinclair Class B common stock automatically will be classified as Sinclair Class A common stock. Holders of Sinclair Class B common stock may, however, pledge their shares of Sinclair Class B common stock pursuant to a bona fide pledge of such shares as collateral security for any indebtedness due to the pledgee without causing an automatic conversion into Sinclair Class A common stock, so long as such shares may not be transferred to or registered in the name of the pledgee unless such pledgee is a permitted transferee. In the event of a foreclosure or other similar action by a pledgee who is not a permitted transferee, such pledged shares of Sinclair Class B common stock shall be converted automatically, without any act or deed on the part of Sinclair or any other person, into shares of Sinclair Class A common stock as above provided.

        In addition to the above conversion terms of Sinclair Class B common stock, each holder of Sinclair Class B common stock has the right to convert his shares at any time into Sinclair Class A common stock.

  Transfer Agent and Registrar

        The transfer agent and registrar for Sinclair Class B common stock is Thomas & Libowitz, P.A.

  Listing

        Sinclair Class B common stock is not listed on any securities exchange or automated quotation system.

  Certain Provisions of Maryland Law and Sinclair's Articles of Incorporation and Bylaws

        Limitation of Liability of Directors and Officers.    Sinclair's bylaws provide that each director shall perform his duties in good faith and with such care as an ordinarily prudent person in like position would use under similar circumstances. In performing his duties, each director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in which case prepared or presented by: (a) one or more officers or employees of Sinclair's whom the director reasonably believes to be reliable and competent in the matters presented; (b) counsel, certified public accountants or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or (c) a committee of Sinclair's board that has been duly designated upon which such director does not serve as to matters within its designated authority, which committee such director reasonably believes to merit confidence. Sinclair's bylaws provide that a director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted. A director who performs his duties in compliance with the foregoing shall have no liability by reason of being or having been a director of Sinclair's.

        Indemnification of Directors and Officers.    Sinclair's articles of incorporation and bylaws require Sinclair to indemnify its directors and officers to the fullest extent permitted by Maryland law. Under current Maryland law, Sinclair will indemnify (i) any director or officer who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of his service in that capacity, against reasonable expense incurred by him in connection with the proceeding and (ii) any present or former director or officer against any claim or liability unless it is established that (a) his act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (b) he actually received an improper personal benefit in money, property or services; or (c) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. In addition, Sinclair's articles of incorporation and bylaws require Sinclair to pay or reimburse, in advance of the final disposition of a proceeding, expenses incurred by a director or officer to the fullest extent provided by Maryland law. Current Maryland law provides that Sinclair shall have received, before providing any such payment or reimbursement, (i) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by Sinclair as authorized by Maryland law and Sinclair's bylaws and (ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by Sinclair if it shall ultimately be determined that the standard of conduct was not met. Sinclair's articles of incorporation and bylaws also permit Sinclair's board to provide indemnification, payment or reimbursement of expenses to any of Sinclair's employees or agents in such capacity. Sinclair's articles of incorporation also provide that no amendment thereto may limit or eliminate this limitation of liability with respect to events occurring prior to the effective date of such amendment.

        Meetings of Shareholders.    Sinclair's bylaws provide for an annual meeting of shareholders to elect individuals to Sinclair's board and transact such other business as may properly be brought before the meeting. Special meetings of shareholders may be called at any time by the chairman of Sinclair's board, the president, a vice president, the secretary or any director of Sinclair's board upon the request in writing of the holders of a majority of all the votes entitled to be cast with regard to the business to be transacted at such special meeting and such request shall state the purpose of purposes of the special meeting. Business transacted at all special meetings of Sinclair's shareholders shall be confined to the purpose or purposes listed in the notice of such special meeting.

        Voting as a Separate Class.    Under the MGCL, the holders of Sinclair common stock are entitled to vote as a separate class with respect to any amendment of Sinclair's articles of incorporation that would increase or decrease the aggregate number of authorized shares of the class, increase or decrease the par value of the shares of the class or modify or change the powers, preferences or special rights of the shares of the class so as to adversely affect the class.

        Business Combinations.    The MGCL prohibits Sinclair from entering into "business combinations" and other corporate transactions unless special actions are taken. The business combinations that require these special actions include a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities when the combination is between Sinclair and an "interested shareholder" (as defined below). An interested shareholder is:

  •
  any person who beneficially owns 10% or more of the voting power of Sinclair's shares; or

  •
  any of Sinclair's affiliates which beneficially owned 10% or more of the voting power of Sinclair's shares within two years prior to the date in question.

        Sinclair may not engage in a business combination with an interested shareholder or any of its affiliates for five years after the interested shareholder becomes an interested shareholder. Sinclair may engage in business combinations with an interested shareholder if at least five years have passed since the person became an interested shareholder, but only if the transaction is:

  •
  recommended by Sinclair's board; and

  •
  approved by at least:

  •
  80% of Sinclair's outstanding shares entitled to vote; and

  •
  two-thirds of Sinclair's outstanding shares entitled to vote that are not held by the interested shareholder.

        Shareholder approval will not be required if Sinclair's shareholders receive a minimum price (as defined in the statute) for their shares and Sinclair's shareholders receive cash or the same form of consideration as the interested shareholder paid for its shares.

        This prohibition does not apply to business combinations involving Sinclair that are exempted by Sinclair's board before the interested shareholder becomes an interested shareholder. It is anticipated that Sinclair's board will exempt from the Maryland statute any business combination with the controlling shareholders, any present or future affiliate or associate of any of them, or any other person acting in concert or as a group with any of the foregoing persons.

        Control Share Acquisitions.    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights unless two-thirds of the shareholders (excluding shares owned by the acquirer, and by the officers and directors who are employees of the Maryland corporation) approve their voting rights.

        "Control Shares" are shares that, if added with all other shares previously acquired, would entitle that person to vote, in electing the directors:

  •
  10% or more but less than one-third of such shares;

  •
  one-third or more but less than a majority of such shares; or

  •
  a majority of the outstanding shares.

        Control shares do not include shares the acquiring person is entitled to vote with shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        If this provision becomes applicable to Sinclair, a person who has made or proposes to make a control share acquisition could, under certain circumstances, compel Sinclair's board to call a special meeting of shareholders to consider the voting rights of the control shares. Sinclair could also present the question at any shareholders' meeting on its own.

        If this provision becomes applicable to Sinclair, subject to certain conditions and limitations, Sinclair would be able to redeem any or all control shares. If voting rights for control shares were approved at a shareholders meeting and the acquirer were entitled to vote a majority of the shares entitled to vote, all other shareholders could exercise appraisal rights and exchange their shares for a fair value as defined by statute.

        The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by Sinclair's articles of incorporation or bylaws.

  Foreign Ownership

        Under Sinclair's articles of incorporation and in order to comply with rules and regulations administered by the FCC, Sinclair is not permitted to issue or transfer on Sinclair's books any of its capital stock to or for the account of any (i) person who is a citizen of a country other than the United States; (ii) any entity organized under the laws of a government other than the government of the United States or any state, territory, or possession of the United States, (iii) a government other than the government of the United States or of any state, territory, or possession of the Units States or

(iv) a representative of, or an individual or entity controlled by, any of the foregoing, which we refer to individually as an "alien" and collectively as "aliens," if, after giving effect to the issuance or transfer, the capital stock held by or for the account of any alien or aliens would exceed, individually or in the aggregate, 25% of Sinclair's capital stock at any time outstanding. Pursuant to Sinclair's articles of incorporation, Sinclair will have the right to repurchase any shares of its capital stock owned beneficially by an alien or aliens at the fair market value to the extent necessary, in the judgment of the Sinclair's board, to comply with the foregoing ownership restrictions. Sinclair's articles of incorporation also provide that no alien or aliens shall be entitled to vote, direct or control the vote of more than 25% of the total voting power of all of the shares of Sinclair's capital stock outstanding and entitled to vote at any time and from time to time.

        Sinclair's articles of incorporation also provide that no alien shall be qualified to act as an officer of Sinclair at any time and that no more than 25% of the total number of directors of Sinclair at any time may be Aliens. Sinclair's articles of incorporation give Sinclair's board all powers necessary to implement and administer the foregoing.

COMPARISON OF SHAREHOLDER RIGHTS

        The rights of the holders of Sinclair's Class A common stock are governed by Sinclair's current articles of incorporation and bylaws, as well as the MGCL. The rights of the Tribune shareholders are governed by Tribune's current certificate of incorporation and bylaws, as well as the DGCL. Upon closing of the transaction, the rights of the Tribune shareholders will be governed by Sinclair's articles of incorporation and bylaws, as well as the MGCL. See "Description of Sinclair Capital Stock—Certain Provisions of Maryland Law and Sinclair's Articles of Incorporation and Bylaws" for more information about the MGCL.

        The following is a summary discussion of the material differences, as of the date of this document, between the rights of the holders of Sinclair's Class A common stock and the rights of the Tribune shareholders.

        The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Shareholders should read carefully the relevant provisions of the MGCL, the current articles of incorporation and bylaws of Sinclair, the DGCL, and the current certificate of incorporation and bylaws of Tribune. Sinclair and Tribune have filed with the SEC their respective governing documents referenced in this summary of shareholder rights and will send copies to you without charge, upon your request. See "Where You Can Find More Information" beginning on page 187.

  Capitalization

  Sinclair

        Sinclair's authorized capital stock consists of 500,000,000 shares of Sinclair Class A common stock, 140,000,000 shares of Sinclair Class B common stock, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of September 5, 2017, Sinclair had 76,032,524 shares of Sinclair Class A common stock outstanding, 25,670,684 shares of Sinclair Class B common stock outstanding and no shares of preferred stock outstanding.

        Substantially all of the Sinclair Class B common stock is held by the Sinclair controlling shareholders. The Sinclair controlling shareholders are brothers and have entered into a shareholders' agreement pursuant to which they have agreed to vote for each other as candidates for election to the Board of Directors until December 31, 2025.

  Tribune

        Tribune's authorized capital stock consists of 1,000,000,000 shares of Class A common stock, 1,000,000,000 shares of Class B common stock and 40,000,000 shares of preferred stock, par value $0.001 per share. As of the record date, there were 87,282,099 and 5,605 shares of Tribune Class A common stock and Tribune Class B common stock outstanding, respectively, and no shares of preferred stock outstanding.

  Voting

  Sinclair

        Each holder of Sinclair Class A common stock is entitled to one vote per share. The holders of all classes of Sinclair common stock entitled to vote will vote together as a single class on all matters presented to Sinclair's shareholders for their vote or approval, including the election of directors, except as otherwise required by the MGCL. There is no cumulative voting in the election of directors at Sinclair.

        The holders of Sinclair Class B common stock are entitled to ten votes per share except in certain circumstances described below. The holders of all classes of Sinclair common stock entitled to vote will vote together as a single class on all matters presented to Sinclair's shareholders for their vote or approval except as otherwise required by MGCL.

        Notwithstanding the foregoing, the holders of Sinclair Class B common stock are entitled to only one vote per share, voting as a single class with the holders of Sinclair Class A common stock, with respect to any proposed: (a) "going private" transaction; (b) sale or other disposition of all or substantially all of Sinclair's assets; (c) sale or transfer which would cause a fundamental change in the nature of Sinclair's business; or (d) merger or consolidation of Sinclair in which the holders of Sinclair common stock will own less than 50% of the Sinclair common stock following the transaction. A "going private" transaction is defined as any "Rule 13e-3 transaction," as that term is defined in Rule 13e-3 promulgated under the Exchange Act, between Sinclair and (1) any of the Sinclair controlling shareholders, as defined below, (2) any affiliate, as defined below, of the Sinclair controlling shareholders or (3) any group of which the Sinclair controlling shareholders are an affiliate or of which the Sinclair controlling shareholders are a member. An "affiliate" is defined as the following: (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under the common control of the Sinclair controlling shareholders; (ii) any corporation or organization (other than Sinclair or one of Sinclair's majority-owned subsidiaries) of which any of the Sinclair controlling shareholders is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities or in which any of the Sinclair controlling shareholders has a substantial beneficial interest; (iii) a voting trust or similar arrangement pursuant to which the Sinclair controlling shareholders generally control the vote of the shares of Sinclair common stock held by or subject to any trust or arrangement; (iv) any other trust or estate in which any of the Sinclair controlling shareholders has a substantial beneficial interest or as to which any of the Sinclair controlling shareholders serves as a trustee or in a similar fiduciary capacity; or (v) any relative or spouse of the Sinclair controlling shareholders or any relative of the spouse who has the same residence as any of the Sinclair controlling shareholders.

  Tribune

        A holder of Tribune Class A common stock is entitled to one vote for each share on which the Tribune shareholders are entitled to vote. There is no cumulative voting in the election of directors at Tribune.

        Except as otherwise required by law or expressly provided in Tribune's certificate of incorporation, a holder of Tribune Class B common stock is not entitled to vote on any matter submitted to a vote of Tribune shareholders except (1) a holder of Tribune Class B common stock is entitled to one vote per share and to vote as a separate class on any amendment, alteration, change or repeal of any provision of Tribune's certificate of incorporation that adversely affects the powers, preferences or special rights of the Tribune Class B common stock in a manner different from the adverse powers, preferences or special rights of the Tribune Class A common stock and (2) a holder of Tribune Class B common stock shall be entitled to one vote per share, voting together with the holders of Tribune Class A common stock as a single class, on certain non-ordinary course transactions to the extent that such transaction is submitted to a vote of the holders of Tribune Class A common stock, including:

  •
  Any authorization of, or increase in the number of authorized shares of any class of capital stock ranking pari passu with or senior to the Tribune Class A common stock or Tribune Class B common stock as to dividends or liquidation preferences, including additional shares of Tribune Class A common stock or Tribune Class B common stock;

  •
  Any amendment to Tribune's certificate of incorporation or bylaws;

  •
  Any amendment to any stockholders or comparable agreement;

  •
  Any sale, lease or other disposition of all or substantially all of Tribune's assets;

  •
  Any recapitalization, reorganization, share exchange, consolidation or merger;

  •
  Any issuance or entry into an agreement for the issuance of Tribune's capital stock, including any stock option or stock incentive plan;

  •
  Any redemption, purchase or other acquisition by Tribune of any of Tribune's capital stock; and

  •
  Any liquidation, dissolution, distribution of all or substantially all of Tribune's assets or Tribune's winding-up.

  Conversion

  Sinclair

        Shares of Sinclair Class A common stock are not convertible into any other securities of Sinclair.

        Except for transfers to a permitted transferee (generally, related parties of the Sinclair controlling shareholders, any transfer of shares of Sinclair Class B common stock held by any of the Sinclair controlling shareholders will cause the shares to be automatically converted to Sinclair Class A common stock. Any conversion of Sinclair Class B common stock into Sinclair Class A common stock shall be at a one-to-one ratio, and the Sinclair Class A common stock issued upon any such conversion shall be deemed to be fully paid and nonassessable.

        If the total number of shares of Sinclair common stock held by the Sinclair controlling shareholders falls to below 10% of the total number of shares of Sinclair common stock outstanding, all of the outstanding shares of Sinclair Class B common stock automatically will be classified as Sinclair Class A common stock. Holders of Sinclair Class B common stock may, however, pledge their shares of Sinclair Class B common stock pursuant to a bona fide pledge of such shares as collateral security for any indebtedness due to the pledgee without causing an automatic conversion into Sinclair Class A common stock, so long as such shares may not be transferred to or registered in the name of the pledgee unless such pledgee is a permitted transferee. In the event of a foreclosure or other similar action by a pledgee who is not a permitted transferee, such pledged shares of Sinclair Class B common stock shall be converted automatically, without any act or deed on the part of Sinclair or any other person, into shares of Sinclair Class A common stock as above provided.

        In addition to the above conversion terms of Sinclair Class B common stock, each holder of Sinclair Class B common stock has the right to convert his shares at any time into Sinclair Class A common stock.

  Tribune

        Subject to Tribune's certificate of incorporation and the receipt of any required approval from the FCC, each share of Tribune Class A common stock is convertible, at the option of the holder, at any time after the date of the issuance of such share into one fully paid and nonassessable share of Class B common stock. Such conversion will not be permitted if, following and after giving effect to such conversion, no shares of Tribune Class A common stock would remain issued and outstanding.

        Subject to Tribune's certificate of incorporation and the receipt of any required approval from the FCC, each share of Tribune Class B common stock is convertible, at the option of the holder, at any time after the date of issuance of such share into one fully paid and nonassessable share of Class A common stock.

  Dividends

  Sinclair

        Subject to the rights of Sinclair's outstanding preferred stock, if any, which may be hereafter classified and issued, holders of Sinclair Class A common stock are entitled to receive dividends, if any, as may be declared by Sinclair's board out of funds legally available therefor. All holders of Sinclair common stock shall have identical rights to receive any dividends or distributions, and no dividends or distributions shall be paid on any shares of Sinclair Class A common stock unless the same is paid on all shares of Sinclair common stock.

  Tribune

        Subject to the prior rights and preferences, if any, that may be applicable to Tribune preferred stock then outstanding, holders of Tribune Class A common stock or Tribune Class B common stock are entitled to participate ratably in such dividends, whether in cash, property, stock or otherwise, as may be declared by the Tribune board from time to time out of Tribune's assets or funds legally available therefor, provided that any dividends payable in shares of Tribune common stock will be declared and paid at the same rate on each class of our common stock, and dividends payable in shares of Tribune Class A common stock will only be paid to holders of Tribune Class A common stock and dividends payable in shares of Tribune Class B common stock will only be paid to holders of Tribune Class B common stock.

  Restrictions on Transfer

  Sinclair

        Under Sinclair's articles of incorporation and in order to comply with rules and regulations administered by the FCC, Sinclair is not permitted to issue or transfer on Sinclair's books any of its capital stock to or for the account of any alien, as defined in Sinclair's articles of incorporation, if, after giving effect to the issuance or transfer, the capital stock held by or for the account of any alien or aliens would exceed, individually or in the aggregate, 25% of Sinclair's capital stock at any time outstanding. Pursuant to Sinclair's articles of incorporation, Sinclair will have the right to repurchase any shares of its capital stock owned beneficially by an alien or aliens at the fair market value to the extent necessary, in the judgment of the Sinclair's board, to comply with the foregoing ownership restrictions. Sinclair's articles of incorporation also provide that no alien or aliens shall be entitled to vote, direct or control the vote of more than 25% of the total voting power of all of the shares of Sinclair's capital stock outstanding and entitled to vote at any time and from time to time.

        Sinclair's articles of incorporation also provide that no alien shall be qualified to act as an officer of Sinclair at any time and that no more than 25% of the total number of directors of Sinclair at any time may be aliens. Sinclair's articles of incorporation give Sinclair's board all powers necessary to implement and administer the foregoing provisions.

  Tribune

        Tribune may restrict the ownership, conversion, or proposed ownership of shares of Tribune common stock by any person if such ownership, conversion or proposed ownership, either alone or in combination with other actual or proposed ownership, (including due to conversion) of shares of capital stock of any other person, would (i) be inconsistent with, or in violation of, any provision of the laws administered or enforced by the FCC, (ii) materially limit or materially impair any of Tribune's, or Tribune's subsidiaries', existing business activities under the laws administered or enforced by the FCC, (iii) materially limit or materially impair under the laws administered or enforced by the FCC, the acquisition of an attributable interest in a full-power television station, a full-power radio station or a daily newspaper (as defined by the FCC), by Tribune or any of Tribune's subsidiaries for which Tribune has entered into a definitive agreement with a third party or (iv) subject Tribune or any of Tribune's subsidiaries to any regulation under the laws administered or enforced by the FCC having a material effect on Tribune or any of Tribune's subsidiaries to which Tribune or any of Tribune's subsidiaries would not be subject but for such ownership, conversion or proposed ownership.

  Number of Directors; Classified Board; Vacancies

  Sinclair

        Under Sinclair's bylaws, Sinclair's board consists of such number of directors as may be determined from time to time by resolution of Sinclair's board, but in no event may the number of directors be less than three or more than nine. Any vacancy in Sinclair's board, including a vacancy resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of Sinclair's directors then in office. Any director elected to fill a vacancy will hold office until such director's successor shall have been elected and qualified or until such director's earlier death, resignation or removal.

  Tribune

        In accordance with the terms of Tribune's certificate of incorporation, Tribune's board is divided into three classes, Class I, Class II, and Class III, with of the directors in each class serving staggered three-year terms. Under Tribune's bylaws, except as may otherwise be provided in Tribune's certificate of incorporation, Tribune's board consists of such number of directors as may be determined from time to time by resolution of Tribune's board, but in no event may the number of directors be less than seven or more than nine. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. certificate of incorporation and bylaws provide that any vacancy on Tribune's board, including a vacancy resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of Tribune's directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy will hold office until such director's successor shall have been elected and qualified or until such director's earlier death, resignation or removal.

  Choice of Forum

  Sinclair

        Sinclair's organizational documents do not place restrictions on the forum in which certain actions may be brought.

  Tribune

        Tribune's certificate of incorporation provides that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on Tribune's behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed Tribune or Tribune's shareholders by any of Tribune's directors, officers, employees or agents, (iii) any action asserting a claim arising under the DGCL, Tribune's certificate of incorporation or bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine. Tribune may consent in writing to alternative forums.

  Business Combinations

  Sinclair

        Business Combinations.    The MGCL prohibits Sinclair from entering into "business combinations" and other corporate transactions unless special actions are taken. The business combinations that require these special actions include a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities when the combination is between Sinclair and an "interested shareholder" (as defined below). An interested shareholder is:

  •
  any person who beneficially owns 10% or more of the voting power of Sinclair's shares; or

  •
  any of Sinclair's affiliates which beneficially owned 10% or more of the voting power of Sinclair's shares within two years prior to the date in question.

        Sinclair may not engage in a business combination with an interested shareholder or any of its affiliates for five years after the interested shareholder becomes an interested shareholder. Sinclair may engage in business combinations with an interested shareholder if at least five years have passed since the person became an interested shareholder, but only if the transaction is:

  •
  recommended by the Sinclair board; and

  •
  approved by at least:

  •
  80% of Sinclair's outstanding shares entitled to vote; and

  •
  two-thirds of Sinclair's outstanding shares entitled to vote that are not held by the interested shareholder.

        Shareholder approval will not be required if Sinclair's shareholders receive a minimum price (as defined in the statute) for their shares and Sinclair's shareholders receive cash or the same form of consideration as the interested shareholder paid for its shares.

        This prohibition does not apply to business combinations involving Sinclair that are exempted by the Sinclair board before the interested shareholder becomes an interested shareholder. It is anticipated that the Sinclair board will exempt from the Maryland statute any business combination with the controlling shareholders, any present or future affiliate or associate of any of them, or any other person acting in concert or as a group with any of the foregoing persons.

        Control Share Acquisitions.    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights unless two-thirds of the shareholders (excluding shares owned by the acquirer, and by the officers and directors who are employees of the Maryland corporation) approve their voting rights.

        "Control Shares" are shares that, if added with all other shares previously acquired, would entitle that person to vote, in electing the directors:

  •
  10% or more but less than one-third of such shares;

  •
  one-third or more but less than a majority of such shares; or

  •
  a majority of the outstanding shares.

        Control shares do not include shares the acquiring person is entitled to vote with shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        If this provision becomes applicable to Sinclair, a person who has made or proposes to make a control share acquisition could, under certain circumstances, compel Sinclair's board to call a special meeting of shareholders to consider the voting rights of the control shares. Sinclair could also present the question at any shareholders' meeting on its own.

        If this provision becomes applicable to Sinclair, subject to certain conditions and limitations, Sinclair would be able to redeem any or all control shares. If voting rights for control shares were approved at a shareholders meeting and the acquirer were entitled to vote a majority of the shares entitled to vote, all other shareholders could exercise appraisal rights and exchange their shares for a fair value as defined by statute.

        The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by Sinclair's articles of incorporation or bylaws.

  Tribune

        Tribune is subject to Section 203 of the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's outstanding voting stock for a period of three years following the date the person became an interested shareholder, unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

  •
  upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested shareholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is any entity or person who, together with affiliates and associates, owns, or within the previous three years owned, 15% or more of the outstanding voting stock of the corporation.

LEGAL MATTERS

        The validity of the shares of Sinclair Class A common stock to be issued pursuant to the transaction will be passed upon for Sinclair by Pillsbury Winthrop Shaw Pittman LLP, counsel to Sinclair.

 EXPERTS

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) of Sinclair are incorporated by reference in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of Sinclair for the year ended December 31, 2016 that have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Tennis Channel and television stations KUQI, KTOV, KXPX, WTVH, WSBT, KHGI, KWNB, KFXL, KJZZ and WSJV which the registrant acquired during 2016) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The audited financial statements incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of Tribune Media Company, except as they relate to Television Food Network, G.P. ("TV Food Network"), and the effectiveness of internal control over financial reporting as of December 31, 2016 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financial statements, except as they relate to TV Food Network, and management's assessment of the effectiveness of internal control over financial reporting have been so incorporated in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Television Food Network, G.P. as of December 31, 2016 and December 31, 2015 and for each of the three years in the period ended December 31, 2016, incorporated by reference in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding certain revenue and expense transactions with affiliated companies). Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 DEADLINE FOR TRIBUNE SHAREHOLDER PROPOSALS

        Tribune will hold an annual meeting in 2018 only if the merger has not already been completed by, or shortly after, the time at which Tribune's 2018 annual meeting would normally take place. If the annual meeting of Tribune's shareholders is held, any eligible Tribune shareholder may present proposals for action at a future meeting or submit nominations for election of directors only if such Tribune shareholder complies with the requirements of the proxy rules established by the SEC and Tribune's bylaws, as applicable. In order for a Tribune shareholder proposal or nomination for director to be considered for inclusion in Tribune's proxy statement and form of proxy relating to its annual meeting of Tribune shareholders to be held in 2018, the proposal or nomination must be received by Tribune's principal executive offices at 435 North Michigan Avenue, Chicago, Illinois 60611 by no later than November 24, 2017.

        In case the merger is not completed, eligible Tribune shareholders wishing to bring a proposal or nominate a director at the annual meeting to be held in 2018 (but not include it in Tribune's proxy materials) must provide written notice of such proposal to Tribune's Corporate Secretary at its principal executive offices between January 5, 2018 and February 4, 2018 and comply with the other provisions of Tribune's bylaws.

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows Sinclair and Tribune to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except as set forth below. The documents that are incorporated by reference contain important information about Sinclair and Tribune, and you should read this document together with any other documents incorporated by reference in this document.

        This document incorporates by reference the following documents that have previously been filed with the SEC by Sinclair (File No. 000-26076):

  •
  Sinclair's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 28, 2017;

  •
  Sinclair's Definitive Proxy Statement for its 2017 Annual Meeting of Shareholders filed with the SEC on April 21, 2017;

  •
  Sinclair's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2016, filed with the SEC on August 5, 2016, June 30, 2017, filed with the SEC on August 9, 2017 and March 31, 2017, filed with the SEC on May 10, 2017;

  •
  Sinclair's Current Reports on Form 8-K filed with the SEC on January 6, 2017, March 15, 2017, May 9, 2017, June 6, 2017, August 3, 2017 and August 29, 2017; and

  •
  any description of Sinclair's capital stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

        This document also incorporates by reference the following documents that have previously been filed with the SEC by Tribune (File No. 001-08572):

  •
  Tribune's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 1, 2017;

  •
  Tribune's Definitive Proxy Statement for its 2017 Annual Meeting of Shareholders filed with the SEC on March 24, 2017;

  •
  Tribune's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2016, filed with the SEC on August 9, 2016, June 30, 2017, filed with the SEC on August 9, 2017 and March 31, 2017, filed with the SEC on May 9, 2017;

  •
  Tribune's Current Reports on Form 8-K filed with the SEC on March 10, 2017, April 28, 2017, May 8, 2017, May 9, 2017, June 23, 2017, August 3, 2017 and August 25, 2017; and

  •
  any description of Tribune's capital stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

        In addition, each of Sinclair and Tribune is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting, provided, however, that neither Sinclair nor Tribune is incorporating by reference any information furnished under Item 2.02 or Item 7.01 of Form 8-K, except as otherwise specified herein. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this proxy statement/prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

        Each of Sinclair and Tribune files annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain the information incorporated by reference and any other materials Sinclair and Tribune files with the SEC without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 187 of this document.

        Neither Sinclair nor Tribune has authorized anyone to give any information or make any representation about the transaction that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this document speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

 WHERE YOU CAN FIND MORE INFORMATION

        Sinclair and Tribune file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Sinclair's SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov. You can also obtain these documents either on Sinclair's website at http://www.sbgi.net in the "Investors" section or on Tribune's website at www.tribunemedia.com in the "SEC Filings" section. By referring to each of Sinclair's and Tribune's websites and the SEC's website, neither Sinclair nor Tribune incorporates any such website or its contents into this proxy statement/prospectus. The shares of Sinclair Class A common stock are listed on the NASDAQ under the trading symbol "SBGI." The shares of Tribune Class A common stock are listed on the NYSE under the trading symbol "TRCO" and the shares of Tribune Class B common stock are quoted on the OTC Pink market under the trading symbol "TRBAB."

        Tribune has engaged Innisfree as its proxy solicitor in connection with its special meeting. Any questions about the merger, requests for additional copies of documents or assistance voting your Tribune common stock may be directed to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, New York 10022 or by telephone at (888) 750-5834.

ANNEX A

        AGREEMENT AND PLAN OF MERGER

among

TRIBUNE MEDIA COMPANY

and

SINCLAIR BROADCAST GROUP, INC.

Dated as of May 8, 2017

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 8, 2017, among Tribune Media Company, a Delaware corporation (the "Company"), and Sinclair Broadcast Group, Inc., a Maryland corporation ("Parent"). Parent and the Company and, from and after the time Merger Sub executes and delivers the Joinder Agreement, Merger Sub are referred to individually as a "Party" and collectively as "Parties".

R E C I T A L S

        WHEREAS, promptly following the execution of this Agreement (and in any event within one Business Day of the date hereof), Parent will form a new wholly-owned subsidiary of Parent ("Merger Sub") as a Delaware corporation, and Parent will cause Merger Sub to, and Merger Sub will, execute and deliver a joinder agreement to this Agreement, in the form attached as Exhibit A, and be bound hereunder (the "Joinder Agreement");

        WHEREAS, the Company and Parent desire to effect the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company, with the Company surviving the merger as the surviving corporation (the "Merger"), in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), and each share of Class A common stock, par value $0.001 per share, of the Company ("Class A Stock") and each share of Class B common stock, par value $0.001 per share, of the Company ("Class B Stock", and together with the Class A Stock, the "Company Stock"), shall be converted into the right to receive (i) $35.00 in cash, without interest and less any required withholding taxes (such amount, or any higher amount per share of Company Stock paid in accordance with this Agreement, the "Cash Consideration") and (ii) a fraction of a validly issued, fully paid and nonassessable share of Parent Common Stock equal to the Exchange Ratio (the "Stock Consideration," and together with the Cash Consideration, the "Merger Consideration") upon the terms and subject to the conditions set forth herein.

        WHEREAS, the board of directors of the Company (the "Company Board") has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable for the Company to enter into this Agreement and perform its obligations hereunder, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company's stockholders approve the Merger and adopt this Agreement (the "Company Board Recommendation");

        WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, certain stockholders of the Company (the "Company Supporting Stockholders") are entering into a voting agreement with Parent (the "Company Voting Agreement") pursuant to which, among other things, each of the Company Supporting Stockholders is agreeing, subject to the terms of the Company Voting Agreement, to vote all shares of Company Stock beneficially owned by such Company Supporting Stockholder in favor of the approval of the Merger and the adoption of this Agreement;

        WHEREAS, the Parent Board has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger and the Parent Share Issuance, are fair to, and in the best interests of, Parent and its stockholders, (ii) determined that it is in the best interests of Parent and its stockholders and declared it advisable for Parent to enter into this Agreement and perform its obligations hereunder and (iii) approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, upon the terms and subject to the conditions contained herein.;

        WHEREAS, prior to the execution and delivery by Merger Sub of the Joinder Agreement, the board of directors of Merger Sub will unanimously approve this Agreement and determine that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and Parent, its sole stockholder, and Parent, as sole stockholder of Merger Sub, will adopt this Agreement; and

        WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement;

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties agree as set forth herein,

ARTICLE I

DEFINITIONS

        Section 1.1    Definitions.     As used herein, the following terms have the following meanings:

        "Acceptable Confidentiality Agreement" means a confidentiality agreement entered into after the date hereof that contains provisions that in the aggregate are no less favorable to the Company than those contained in the Confidentiality Agreement (provided that any such agreement need not contain any "standstill" or similar provisions) and that does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to Section 7.3.

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with, such Person. The term "control" (including its correlative meanings "controlled" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether through ownership of such Person's securities or partnership or other ownership interests, or by Contract or otherwise).

        "Business Day" means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York are authorized or required by Law or to be closed.

        "Closing Date" means the date on which the Closing occurs.

        "Code" means the U.S. Internal Revenue Code of 1986, as amended.

        "Communications Act" means the Communications Act of 1934, as amended.

        "Company Acquisition Proposal" means any offer, proposal or indication of interest (whether or not in writing) from any Person (other than Parent and its Subsidiaries) relating to or involving, whether in a single transaction or series of related transactions: (i) any direct or indirect acquisition, lease, exchange, license, transfer, disposition (including by way of merger, liquidation or dissolution of the Company or any of its Subsidiaries) or purchase of any business, businesses or assets (including equity interests in Subsidiaries but excluding sales of assets in the ordinary course of business) of the Company or any of its Subsidiaries that constitute or account for 15% or more of the consolidated net revenues (plus, to the extent of the Company's interest therein, the net revenues of the Minority Investment Entities), net income or net assets of the Company and its Subsidiaries, taken as a whole; (ii) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, sale of securities, reorganization, recapitalization, tender offer, exchange offer, liquidation, dissolution, extraordinary dividend, or similar transaction involving the Company or any of its Subsidiaries and a Person or "group" (as defined in Section 13(d) of the Exchange Act) pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction immediately following such transaction; or (iii) any combination of the foregoing.

        "Company Adverse Recommendation Change" means any of the following actions by the Company Board or any committee thereof: (i) withdrawing, amending, changing, modifying or qualifying, or otherwise proposing publicly to withdraw, amend, change, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (ii) failing to make the Company Board Recommendation in the Proxy Statement, (iii) approving or recommending, or otherwise proposing publicly to approve or recommend, any Company Acquisition Proposal or (iv) if a Company Acquisition Proposal has been publicly disclosed, failing to publicly recommend against such Company Acquisition Proposal within 10 Business Days of the request of Parent and to reaffirm the Company Board Recommendation within such 10 Business Day period upon such request (provided that such a request may be delivered by Parent only once with respect to each Company Acquisition Proposal, with the right to make an additional request with respect to each subsequent material amendment or modification thereto).

        "Company Balance Sheet" means the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2016 and the footnotes thereto set forth in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2016.

        "Company Credit Agreement" means the Credit Agreement, dated as of December 27, 2013, among the Company and the parties thereto, as such agreement may from time to time be amended, supplemented or otherwise modified, and all pledge, security and other agreements and documents related thereto.

        "Company Disclosure Letter" means the disclosure letter delivered by the Company to Parent in connection with, and upon the execution of, this Agreement.

        "Company DSU" means all awards of deferred stock units of the Company, including any stock units granted as dividend equivalent rights (whether granted by the Company pursuant to a Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

        "Company Equity Plans" means the Tribune Company 2013 Equity Incentive Plan, the Tribune Media Company 2016 Incentive Compensation Plan and the Tribune Media Company 2016 Incentive Compensation Plan for Non-Employee Directors.

        "Company Indebtedness" means, collectively, debt outstanding under (i) the Company Credit Agreement and (ii) the Company Indenture.

        "Company Indenture" means the Indenture, dated June 24, 2015, between the Company, the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A, as supplemented by the First Supplemental Indenture, dated June 24, 2015, between the Company, the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., the Second Supplemental Indenture, dated September 8, 2015, between Tribune Media Company, the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A and the Third Supplemental Indenture, dated October 8, 2015, between Tribune Media Company, the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A.

        "Company Material Adverse Effect" means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) general economic or political conditions in the United States or any foreign jurisdiction or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which the Company or any of its Subsidiaries operates, (iii) outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage, or other changes in geopolitical conditions, including any material worsening of such conditions threatened or existing as of the date hereof, (iv) any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events, (v) any failure by the Company or its Subsidiaries to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of the Company's revenue, earnings or other financial performance or results of operations, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenue, earnings or other financial performance or results of operations (provided that the underlying effect, change, condition, fact, development, occurrence or event giving rise to or contributing to such failure may be considered), (vi) changes in GAAP or the interpretation thereof or the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law applicable to the operation of the business of the Company or any of its Subsidiaries, (vii) the taking of any action by the Company expressly required by, or the Company's failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of Parent or Merger Sub, (viii) any change in the market price or trading volume of the Company's securities (provided that the underlying effect, change, condition, fact, development, occurrence or event giving rise to or contributing to such change may be considered), (ix) other than with respect to the representations and warranties set forth in Section 3.4, and the conditions set forth in Section 8.2(a) to the extent relating to such representations and warranties, the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, or the public announcement or pendency of this Agreement or the Merger, including any resulting loss or departure of officers or other employees of the Company or any of its Subsidiaries, or the termination or reduction (or potential reduction) or any other resulting negative development in the Company's or any of its Subsidiaries' relationships, contractual or otherwise, with any of its advertisers, customers, suppliers, distributors, licensees, licensors, lenders, business partners, employees or regulators, including the FCC and (x) any Proceeding brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws solely in connection with the Merger; provided that in the cases of clauses (i), (ii), (iii), (iv) and (vi), any effect, change, condition, fact, development, occurrence or event may be considered to the extent it disproportionately affects the Company and its Subsidiaries relative to the other participants in the industries in which the Company and its Subsidiaries operate.

        "Company Notes" means the 5.875% Senior Notes of the Company due July 15, 2022 issued under the Company Indenture.

        "Company Notes Applicable Premium" means the Applicable Premium, as defined in the Company Indenture.

        "Company Notes Payoff Amount" means the Company Notes Principal Amount, together with any accrued and unpaid interest to, but excluding, the date of redemption not already included in the Company Notes Principal Amount, plus any Company Notes Applicable Premium as of the date of redemption, in an amount sufficient to pay and discharge the entire indebtedness of the Company Notes.

        "Company Notes Principal Amount" means $1,100,000,000 or such lesser aggregate principal amount of the Company Notes outstanding, together with any accrued but unpaid interest thereon, as of 11:59 p.m. Eastern time on the day immediately prior to the Closing Date.

        "Company Programming Service" means any programming service of any Company Network distributed or authorized for distribution by the Company or any of its Subsidiaries, including any programming service of any Company Network distributed or authorized for distribution by the Company or any of its Subsidiaries on an on-demand or other basis.

        "Company PSU" means all awards of performance stock units of the Company, including any stock units granted as dividend equivalent rights (whether granted by the Company pursuant to a Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

        "Company RSU" means all awards of restricted stock units of the Company, including any stock units granted as dividend equivalent rights (whether granted by the Company pursuant to a Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

        "Company Sharing Company" means any entity with which the Company or any of its Subsidiaries has a Sharing Agreement.

        "Company Station" means the television broadcast stations (including stations operated as "satellites" pursuant to Section 73.3555, Note 5, of the FCC Rules), low power television stations (including Class A stations) and TV translator stations (i) owned by the Company and its Subsidiaries, each of which is listed in Section 3.12(g) of the Company Disclosure Letter or (ii) licensed to a third party and subject to a Sharing Agreement with the Company or its Subsidiaries, each of which is listed in Section 3.12(g) of the Company Disclosure Letter as a station subject to a Sharing Agreement.

        "Company Station Licenses" means the main station license issued by the FCC with respect to each of the Company Stations.

        "Company Stock Options" means all options to purchase shares of Company Stock (whether granted by the Company pursuant to a Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

        "Company Supplemental PSUs" means all awards of performance stock units of the Company described in Section 1.1(a) of the Company Disclosure Letter.

        "Company Warrants" means warrants to purchase the Company Stock which are governed by the Warrant Agreement.

        "Competition Laws" means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

        "Confidentiality Agreement" means that certain letter agreement, dated as of October 24, 2016, by and between the Company and Parent, as amended or supplemented, including the applicable clean team agreements.

        "Contract" means any agreement, contract, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other binding instrument or obligation, whether written or unwritten.

        "Cubs Tax Dispute" means the controversies with respect to which a petition was filed in the U.S. Tax Court under the caption Tribune Media Company f.k.a. Tribune Company & Affiliates, Petitioner, v. Commissioner of Internal Revenue, Respondent, Docket No. 20940-16, including for the avoidance of doubt any appeals or other Proceedings relating thereto, whether in the U.S. Tax Court or any other venue.

        "Employee" means any employee of the Company or any of its Subsidiaries.

        "Environmental Law" means any Law concerning the protection of the environment, pollution, contamination, natural resources, or human health or safety relating to exposure to Hazardous Substances.

        "Environmental Permits" means Governmental Authorizations required under Environmental Laws.

        "Equity Award Exchange Ratio" means the sum of (x) the Exchange Ratio plus (y) the fraction obtained by dividing (i) the Cash Consideration by (ii) the Parent Stock Price.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

        "ERISA Affiliate" of any entity means each Person that at any relevant time would be treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Exchange Ratio" means 0.2300.

        "FCC" means the U.S. Federal Communications Commission.

        "FCC Applications" means those applications and requests for waivers required to be filed with the FCC to obtain the approvals and waivers of the FCC pursuant to the Communications Act and FCC Rules necessary to consummate the transactions contemplated by this Agreement.

        "FCC Consent" means the grant by the FCC of the FCC Applications, regardless of whether the action of the FCC in issuing such grant remains subject to reconsideration or other further review by the FCC or a court.

        "FCC Licenses" means the FCC licenses, permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Company Stations, or otherwise granted to or held by Company, any Company Sharing Company or any of their respective Subsidiaries.

        "FCC Rules" means the rules, regulations, orders and promulgated and published policy statements of the FCC.

        "Financing" means the debt financing incurred or intended to be incurred pursuant to the Commitment Letter, including the offering or private placement of debt securities or borrowing of loans contemplated by the Commitment Letter and any related engagement letter.

        "Financing Sources" means the agents, arrangers, lenders and other entities that have committed to provide or arrange the Financing, including the parties to the Commitment Letter or any related engagement letter in respect of the Financing or to any joinder agreements, credit agreements, indentures, notes, purchase agreements or other agreements entered pursuant thereto, together with their Affiliates' current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives of each of them and the successors and assigns of the foregoing Persons.

        "GAAP" means generally accepted accounting principles in the United States.

        "Governmental Authority" means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any self-regulatory organization.

        "Governmental Authorization" means any licenses, franchises, approvals, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), and notices, filings, registrations, qualifications, declarations and designations with, and other similar authorizations and approvals issued by or obtained from a Governmental Authority.

        "Hazardous Substance" means any substance, material or waste listed, defined, regulated or classified as a "pollutant" or "contaminant" or words of similar meaning or effect, or for which liability or standards of conduct may be imposed under any Environmental Law, including petroleum.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "Intellectual Property" means any and all intellectual property rights throughout the world, whether registered or not, including all (i) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof) (collectively, "Patents"); (ii) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship (collectively, "Copyrights"); (iii) trade names, trademarks and service marks, logos, corporate names, domain names and other Internet addresses or identifiers, trade dress and similar rights, and all goodwill associated therewith (collectively, "Marks"); (iv) registrations and applications for each of the foregoing; (v) rights, title and interests in all trade secrets and trade secret rights arising under common law, state law, federal law or laws of foreign countries, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use (collectively, "Trade Secrets"); and (vi) moral rights, publicity rights and any other intellectual property rights or other rights similar, corresponding or equivalent to any of the foregoing of any kind or nature.

        "Intervening Event" means any event, condition, fact, occurrence, change or development (not related to a Company Acquisition Proposal) that is not known to the Company Board as of the date of this Agreement, which event, condition, fact, occurrence, change or development becomes known to the Company Board prior to obtaining the Company Stockholder Approval.

        "IRS" means the Internal Revenue Service.

        "IT Systems" means the hardware, Software, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned, licensed to, or controlled by the Company or any of its Subsidiaries.

        "Knowledge" means (i) with respect to the Company, the actual knowledge of each individual listed in Section 1.1(b) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge of each of individual listed in Section 1.1(b) of the Parent Disclosure Letter.

        "Laws" means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), ordinance, code, rule, statute, regulation or other similar requirement or Order enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

        "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

        "Market" means the "Designated Market Area," as determined by The Nielsen Company, of a television broadcast station.

        "Marketing Period" means 15 consecutive Business Days after the date on which the Company Stockholder Approval has been received (i) commencing on the date that Parent shall have received the Required Financial Information, provided, that, if the Company shall in good faith reasonably believe it has provided the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it has completed such delivery), in which case the Company shall be deemed to have complied with its obligation to provide the Required Financial Information on the date of delivery of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information and within two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered; provided that the Company shall be deemed to have completed such delivery upon the delivery of the items specified in such notice), and (ii) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.1(e) and Section 8.2 (other than those conditions that by their very nature can only be satisfied at Closing) to fail to be satisfied, assuming the Closing were to be scheduled for any time during such 15 consecutive Business Day period; provided, however, that (a) the Marketing Period shall end on any earlier date on which the Financing is consummated and Parent shall have obtained all of the proceeds contemplated thereby, (b) for purposes of determining the Marketing Period, none of May 26, 2017, May 29, 2017, July 3, 2017, July 4, 2017, November 23, 2017, November 24, 2017, January 15, 2018 or February 19, 2018, shall constitute a Business Day for purposes of measuring such 15 consecutive Business Day period and (ii) if such 15 consecutive Business Day period has not ended on or prior to (x) August 21, 2017, then such period shall not restart until September 6, 2017 or (y) December 18, 2017, then such period shall not restart until January 3, 2018 and (c) the Marketing Period shall not be deemed to have commenced if, at any time following the date hereof, (A) PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any year-end audited financial statements set forth in the Required Financial Information, in which case, the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such year-end audited financial statements by PricewaterhouseCoopers LLP or another nationally-recognized independent public accounting firm or (B) any financial information included in the Required Financial Information shall have been restated or the Company shall have publicly announced, or the board of directors of the Company or any of its Affiliates shall have determined, that a restatement of any financial information included in the Required Financial Information is required, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended to reflect such restatement or the Company has determined that no restatement shall be required in accordance with GAAP.

        "Minority Investment Entity" means each of the entities set forth on Section 1.1(c) of the Company Disclosure Letter.

        "MVPD" means any multi-channel video programming distributor, including cable systems, telephone companies and DBS systems.

        "NASDAQ" means the Nasdaq Global Select Market, any successor stock exchange operated by the Nasdaq, Inc. or any successor thereto.

        "NYSE" means the New York Stock Exchange, any successor stock exchange operated by the NYSE Euronext or any successor thereto.

        "Order" means any order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

        "Owned Intellectual Property" means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

        "Parent Acquisition Proposal" means any offer, proposal or indication of interest (whether or not in writing) from any Person (other than the Company and its Subsidiaries) relating to or involving, whether in a single transaction or series of related transactions: (i) any direct or indirect acquisition, lease, exchange, license, transfer, disposition (including by way of liquidation or dissolution of Parent or any of its Subsidiaries) or purchase of any business, businesses or assets (including equity interests in Subsidiaries but excluding sales of assets in the ordinary course of business) of Parent or any of its Subsidiaries that constitute or account for 30% or more of the consolidated net revenues (plus, to the extent of Parent's interest therein, the net revenues of the Parent Minority Investment Entities), net income or net assets of Parent and its Subsidiaries, taken as a whole; (ii) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, sale of securities, reorganization, recapitalization, tender offer, exchange offer, liquidation, dissolution, extraordinary dividend, or similar transaction involving Parent or any of its Subsidiaries and a Person or "group" (as defined in Section 13(d) of the Exchange Act) pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 70% of the equity interests in the surviving or resulting entity of such transaction immediately following such transaction; or (iii) any combination of the foregoing.

        "Parent Balance Sheet" means the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2016 and the footnotes thereto set forth in Parent's annual report on Form 10-K for the fiscal year ended December 31, 2016.

        "Parent Board' means the board of directors of Parent.

        "Parent Class B Stock" means the Class B Common Stock, $0.01 par value per share, of Parent.

        "Parent Common Stock" means the Class A Common Stock, $0.01 par value per share, of Parent.

        "Parent Disclosure Letter" means the disclosure letter delivered by Parent to the Company in connection with, and upon the execution of, this Agreement.

        "Parent Equity Awards" means equity awards granted by Parent pursuant to the terms of a Parent Equity Plan.

        "Parent Equity Plan" means the 1996 Long-Term incentive Plan for Sinclair Broadcast Group, Inc. as amended and the Incentive Stock Option Plan for Sinclair Broadcast Group, Inc., as amended.

        "Parent FCC Licenses" means the FCC licenses, permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Parent Stations, or otherwise granted to or held by Parent or any Subsidiary of Parent.

        "Parent IT Systems" means the hardware, software, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned or controlled by Parent or its Subsidiaries.

        "Parent Material Adverse Effect" means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) general economic or political conditions in the United States or any foreign jurisdiction or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which Parent or any of its Subsidiaries operates, (iii) outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage, or other changes in geopolitical conditions, including any material worsening of such conditions threatened or existing as of the date hereof, (iv) any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events, (v) any failure by Parent or its Subsidiaries to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of Parent's revenue, earnings or other financial performance or results of operations, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenue, earnings or other financial performance or results of operations

(provided that the underlying effect, change, condition, fact, development, occurrence or event giving rise to or contributing to such failure may be considered), (vi) changes in GAAP or the interpretation thereof or the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law applicable to the operation of the business of Parent or any of its Subsidiaries, (vii) the taking of any action by Parent expressly required by, or Parent's failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of the Company, (viii) any change in the market price or trading volume of Parent's securities (provided that the underlying effect, change, condition, fact, development, occurrence or event giving rise to or contributing to such change may be considered), (ix) other than with respect to the representations and warranties set forth in Section 4.4 and the conditions set forth in Section 8.3(a) to the extent relating to such representations and warranties, the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, or the public announcement or pendency of this Agreement or the Merger, including any resulting loss or departure of officers or other employees of Parent or any of its Subsidiaries, or the termination or reduction (or potential reduction) or any other resulting negative development in Parent's or any of its Subsidiaries' relationships, contractual or otherwise, with any of its advertisers, customers, suppliers, distributors, licensees, licensors, lenders, business partners, employees or regulators, including the FCC and (x) any Proceeding brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws solely in connection with the Merger; provided that in the cases of clauses (i), (ii), (iii), (iv) and (vi), any effect, change, condition, fact, development, occurrence or event may be considered to the extent it disproportionately affects Parent and its Subsidiaries relative to the other participants in the industries in which Parent and its Subsidiaries operate.

        "Parent Minority Investment Entity" means each of the entities set forth on Section 1.1(jv) of the Parent Disclosure Letter.

        "Parent Owned Intellectual Property" means any and all Intellectual Property owned or purported to be owned by Parent or any of its Subsidiaries.

        "Parent Preferred Stock" the Preferred Stock, $0.01 par value per share, of Parent.

        "Parent Share Issuance" means the issuance of shares of Parent Common Stock pursuant to the Merger and this Agreement.

        "Parent Station" means the television broadcast stations (including stations operated as "satellites" pursuant to Section 73.3555, Note 5, of the FCC Rules), low power television stations (including Class A stations) and TV translator stations owned by Parent and its Subsidiaries.

        "Parent Station Licenses" means the main station license issued by the FCC for each of the Parent Stations.

        "Parent Stock Price" means the volume weighted average closing price per share of Parent Common Stock on NASDAQ measured on a cumulative basis over the ten consecutive trading days ending on the complete trading day immediately prior to the Closing Date, as reported by Bloomberg (or if not reported therein, in another authoritative source mutually selected by Parent and the Company).

        "Permitted Liens" means (i) Liens for Taxes, assessments, governmental levies, fees or charges not yet due and payable or which are being contested in good faith and by appropriate proceedings and, in each case, for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet or the Parent Balance Sheet, as applicable, (ii) mechanics', carriers', workers', repairers' and similar statutory Liens arising or incurred in the ordinary course of business with respect to amounts not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate reserves (as determined in accordance with

GAAP) have been established on the Company Balance Sheet or the Parent Balance Sheet, as applicable, and that would not be individually or in the aggregate materially adverse, (iii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authority having jurisdiction over real property, (iv) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above real property, (v) all matters disclosed as a "Permitted Lien" in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, (vi) any state of facts which an accurate survey or inspection of real property would disclose and which, individually or in the aggregate, do not materially impair the value or continued use of such real property for the purposes for which it is used by such Person, (vii) title exceptions disclosed by any title insurance commitment or title insurance policy for any such real property issued by a title company and delivered or otherwise made available to the Company or Parent, as applicable, prior to the date hereof, (viii) statutory Liens in favor of lessors arising in connection with any real property subject to the Real Property Leases, (ix) other defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and mining reservations, rights, licenses and leases, which, in each case, do not materially impair the continued use of real property for the purposes for which it is used by such Person, (x) grants of non-exclusive licenses or other non-exclusive rights with respect to Intellectual Property that do not secure indebtedness and (xi) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, or materially interfere with the use thereof as currently used by such Person.

        "Person" means an individual, group (within the meaning of Section 13(d)(3) of the Exchange Act), corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

        "Proceeding" means any suit, action, claim, proceeding, arbitration, mediation, audit or hearing (in each case, whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

        "Program Rights" means rights to broadcast and rebroadcast television programs, feature films, shows or other television programming.

        "Proxy Statement" means the proxy statement of the Company to be filed with the SEC as part of the Registration Statement in connection with seeking the Company Stockholder Approval.

        "Registration Statement" means the registration statement on Form S-4 to be filed by Parent with the SEC, which shall include (i) a prospectus for the Parent Share Issuance and (ii) the Proxy Statement.

        "Required Financial Information" means (i) the audited consolidated balance sheets and related audited consolidated statements of income, shareholders' equity and cash flows of the Company as of and for the fiscal years ended December 31, 2016, December 31, 2015 and December 28, 2014 and any subsequent fiscal year ending more than ninety (90) days before the Closing Date, (ii) unaudited consolidated balance sheets and related unaudited consolidated statements of income, shareholders' equity and cash flows of the Company as of and for the fiscal quarter ended March 31, 2017 and for each subsequent fiscal quarter thereafter that is ended at least forty-five (45) days before the Closing Date, and unaudited corresponding financial statements for the same fiscal quarter in the preceding year, (iii) all financial information regarding the Company or any of its Subsidiaries necessary for the Parent to prepare (x) pro forma balance sheets and related notes as of the most recently completed interim period ended at least forty-five (45) days before the Closing Date (or ninety (90) days in case such period includes the end of the Company's fiscal year), (y) pro forma income statements and related notes for the most recently completed fiscal year, for the most recently completed interim period and for the twenty-four (24) month period ending on the last day of the most recently completed four (4) fiscal quarter period ended at least forty-five (45) days before the Closing Date (or ninety (90) days in case such period includes the end of the Company's fiscal year) and (z) any other pro forma financial statements, and for any periods, that would be required in accordance with Article 11 of Regulation S-X under the Securities Act, including, without limitation, explanatory footnotes of the type set forth in such article, and (iv) all other financial statements and other financial data and information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X and Regulation S-K under the Securities Act to be included in a registration statement filed with the SEC by the Parent that shall be sufficiently current on any day during the Marketing Period (including after giving effect to the proviso to the definition thereof) to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements and other financial data and information to be declared effective by the SEC on the last day of the Marketing Period, or as otherwise necessary to receive from the Company's and the Parent's independent accountants customary "comfort" (including "negative assurance" comfort) and, in the case of the annual financial statements, the auditors' reports thereon, together with drafts of customary comfort letters that the Company's independent accountants are prepared to deliver upon the "pricing" and closing of any offering of securities as part of the Financing.

        "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002, as amended.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Sharing Agreement" means a local marketing, joint sales, shared services or similar Contract.

        "Subsidiary" means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% such securities or ownership interests are at the time directly or indirectly owned by such Person.

        "Superior Company Proposal" means a Company Acquisition Proposal from any Person (other than Parent and its Subsidiaries) (with all references to "15% or more" in the definition of Company Acquisition Proposal being deemed to reference "50% or more" and all references to "less than 85%" in the definition of Company Acquisition Proposal being deemed to reference "less than 50%") which the Company Board determines in good faith, after consultation with the Company's outside financial advisors and outside legal counsel (i) to be more favorable, from a financial point of view, to the stockholders of the Company than the transactions contemplated by this Agreement after taking into account all factors that the Company Board deems relevant and (ii) is reasonably expected to be consummated on the terms thereof.

        "Takeover Statutes" mean any "business combination," "control share acquisition," "fair price," "moratorium" or other takeover or anti-takeover statute or similar Law.

        "Tax" means any tax, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, gross income, business, environmental, severance, service, service use, unemployment, social security, national insurance, stamp, custom, excise or real or personal property, alternative or add-on minimum or estimated taxes, or other like assessment or charge, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto, whether disputed or not.

        "Tax Return" means any report, return, declaration or statement with respect to Taxes, including information returns, and in all cases including any schedule or attachment thereto or amendment thereof.

        "Taxing Authority" means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign).

        "Third Party" means any Person other than Parent, the Company or any of their respective Affiliates.

        "Treasury Regulations" means the regulations promulgated under the Code.

        "Triggering Company Event" shall be deemed to have occurred if (i) a Company Adverse Recommendation Change shall have occurred or (ii) the Company or any of its Subsidiaries shall have entered into any Alternative Company Acquisition Agreement.

        "Warrant Agreement" means the Warrant Agreement between the Company, Computershare, Inc. and Computershare Trust Company, N.A., dated as of December 31, 2012.

        "Willful Breach" means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

        Section 1.2    Table of Definitions.     Each of the following terms is defined in the Section set forth opposite such term:

409A Authorities	Section 3.17(h)
Agreement	Preamble
Alternative Company Acquisition Agreement	Section 7.3(a)
Appraisal Shares	Section 2.8
Approval Action	Section 7.1(i)
Bank Commitment Letter	Section 4.9
Bonus Payment Date	Section 6.4(d)
Book-Entry Shares	Section 2.5(c)
Bridge Commitment Letter	Section 4.9
Cash Consideration	Recitals
Certificate	Section 2.5(c)
Certificate of Merger	Section 2.3
Class A Stock	Recitals
Class B Stock	Recitals
Closing	Section 2.2
Commitment Letters	Section 4.9
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Indemnified Party	Section 6.3(a)
Company Material Contract	Section 3.20(a)
Company Plan	Section 3.17(a)
Company Preferred Stock	Section 3.5(a)
Company Related Parties	Section 9.3(f)
Company SEC Documents	Section 3.7(a)
Company Securities	Section 3.5(b)
Company Stock	Recitals
Company Stockholder Approval	Section 3.2
Company Stockholders' Meeting	Section 7.2(a)(iv)
Company Subsidiary Securities	Section 3.6(b)
Company Supporting Stockholders	Recitals
Company Termination Fee	Section 9.3(a)(i)

Company Voting Agreement	Recitals
Consent Solicitation	Section 7.11(i)
Continuation Period	Section 6.4(a)
Continuing Employees	Section 6.4(a)
Copyrights	Section 1.1
D&O Insurance	Section 6.3(c)
Debt Tender Offer	Section 7.11(i)
Debt Tender Offer Documents	Section 7.11(i)
DGCL	Recitals
Disclosure Letter	Section 10.5
Effective Time	Section 2.3
Employee Plan	Section 3.17(a)
End Date	Section 9.1(b)(i)
Enforceability Exceptions	Section 3.2
Exchange Agent	Section 2.9(a)
Exchange Fund	Section 2.9(a)
Financing Conditions	Section 4.9
Guggenheim	Section 3.23
Incentive Auction & Repack	Section 5.1(n)
Marks	Section 1.1
Merger	Recitals
Merger Consideration	Recitals
Moelis	Section 3.23
Multiemployer Plan	Section 3.17(e)
New Benefit Plans	Section 6.4(b)
Owned Real Property	Section 3.14(a)
Parent	Preamble
Parent Expenses	Section 9.3(b)
Parent Owned Real Property	Section 4.16(b)
Parent Plan	Section 4.19(a)
Parent Real Property Leases	Section 4.16(c)
Parent Registered Intellectual Property	Section 4.17(a)
Parent RSU	Section 2.11(b)
Parent SEC Documents	Section 4.7(a)
Parent Securities	Section 4.5(b)
Parent Subsidiary Securities	Section 4.6(b)
Parent Warrant	Section 7.12(a)
Party or Parties	Preamble
Patents	Section 1.1
Premium Cap	Section 6.3(c)
Real Property Leases	Section 3.14(a)
Registered Intellectual Property	Section 3.15(a)
Representatives	Section 7.7(a)
Second End Date	Section 9.1(b)(i)
Sharing Station Acquisition	7.1(c)
Station Dispositions	Section 7.1(b)
Stock Consideration	Recitals
Substitute Debt Financing	Section 7.11(b)
Supplemental Indenture	Section 7.11(i)
Surviving Corporation	Section 2.1
TIA	Section 7.11(i)
Trade Secrets	Section 1.1

        Section 1.3    Other Definitional and Interpretative Provisions.

          (a)   Rules of Construction.    The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import. "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to "the transactions contemplated by this Agreement" or words with a similar import shall be deemed to include the Merger, the Station Disposition and the Sharing Station Acquisitions. References to any Person include the successors and permitted assigns of that Person. References herein to "$" or dollars will refer to United States dollars, unless otherwise specified. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The phrase "made available" with respect to documents shall be deemed to include any documents filed with or furnished to the SEC. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

          (b)    Company Sharing Company.    Each representation made by the Company hereunder regarding any Company Sharing Company shall be deemed to made to the Knowledge of the Company whether or not so specified. Notwithstanding anything in this Agreement to the contrary, the Company and its Subsidiaries shall have no duty or obligation hereunder, or in the transactions contemplated hereby, to cause any Company Sharing Company to take any action or to forego from taking any action, except to the extent that the Company or any of its Subsidiaries have a right to cause such Company Sharing Company to take such action or forego from taking such action under any Contracts to which the Company or any of its Subsidiaries is a party.

ARTICLE II

THE MERGER; EFFECT ON THE CAPITAL STOCK; EXCHANGE OF CERTIFICATES

        Section 2.1    The Merger.     Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease and the

Company shall continue as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

        Section 2.2    Closing.     Subject to the provisions of this Agreement, the closing of the Merger (the "Closing") shall take place at 10:00 a.m., Eastern Time, at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, no later than the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Parent and the Company; provided that if the Marketing Period has not ended on the last date the Closing shall be required to occur pursuant to the foregoing, the Closing shall occur instead on the earlier of (a) the second (2nd) Business Day immediately following the day that the Marketing Period expires and (b) any Business Day during the Marketing Period as may be specified by Parent on no less than three (3) Business Days' prior written notice to the Company.

        Section 2.3    Effective Time.     On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the "Certificate of Merger"), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the "Effective Time").

        Section 2.4    Surviving Corporation Matters.

          (a)   At the Effective Time, the certificate of incorporation of the Company shall be amended and restated to read in its entirety as set forth on Exhibit B hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable Law.

          (b)   At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except the references to Merger Sub's name shall be replaced by references to the name set forth in the form of certificate of incorporation as set forth on Exhibit B hereto, until further amended in accordance with the provisions thereof and applicable Law.

          (c)   From and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation, incapacity or removal: (i) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

        Section 2.5    Effect of the Merger on Capital Stock of the Company and Merger Sub.     At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any securities of the Company or Merger Sub:

          (a)   All shares of Company Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Merger Sub immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

          (b)   Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares (i) to be canceled in accordance with Section 2.5(a), and (ii) subject to the provisions of Section 2.8) shall at the Effective Time be converted into the right to receive the Merger Consideration, subject to the provisions of this Article II.

          (c)   As of the Effective Time, all shares of Company Stock converted into the Merger Consideration pursuant to this Section 2.5 shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Stock (a "Certificate") or (ii) shares of Company Stock held in book-entry form ("Book-Entry Shares") shall cease to have any rights with respect thereto, except (subject to Section 2.8) the right to receive the Merger Consideration, without interest, subject to compliance with the procedures set forth in Section 2.9.

          (d)   Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

        Section 2.6    Certain Adjustments.     Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the Effective Time and (b) any termination of this Agreement in accordance with Section 9.1, the outstanding shares of Parent Common Stock or Company Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Stock (including Company Stock Options exercisable for Company Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.6 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

        Section 2.7    Fractional Shares.     No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Stock pursuant to Section 2.5, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of Company Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Stock who would otherwise be entitled to such fractional shares shall be entitled to be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (a) such fractional part of a share of Parent Common Stock and (b) the Parent Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Stock entitled to receive such cash.

        Section 2.8    Appraisal Shares.     Notwithstanding anything in this Agreement to the contrary, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 2.5(a)) and that are held by any Person who is entitled to demand and has properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the DGCL ("Appraisal Shares") shall not be converted into the Merger Consideration as provided in Section 2.5, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the "fair value" of such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the "fair value" of such holder's Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the Merger Consideration as provided in Section 2.5. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL received by the Company. Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

        Section 2.9    Exchange of Company Stock.

          (a)   Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized bank or trust company designated by Parent and reasonably acceptable to the Company (the "Exchange Agent"). Prior to or as of the Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent (i) cash in an aggregate amount necessary to pay the Cash Consideration and (ii) shares of Parent Common Stock sufficient in order for the Exchange Agent to distribute the aggregate Stock Consideration, and after the Effective Time, Parent shall deposit with the Exchange Agent, as necessary from time to time, any dividends or distributions payable on such shares of Parent Common Stock pursuant to Section 2.9(c) which had not theretofore been surrendered for exchange pursuant to Section 2.9(b) (such cash, shares of Parent Common Stock and dividends or other distributions with respect thereto are collectively referred to as the "Exchange Fund"). Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.7. The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.5 out of the Exchange Fund. Except as provided in Section 2.9(h), the Exchange Fund shall not be used for any other purpose.

          (b)    Exchange Procedures.

            (i)    Certificates.    Parent shall cause the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Closing Date, to each holder of record of a Certificate whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.5, (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form) and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Stock previously represented by such Certificate, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.5(b) (after taking into account all other Certificates surrendered by such holder pursuant to this Section 2.9(b)(i)), (C) any dividends or other distributions payable pursuant to Section 2.9(c)(i) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.7, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

            (ii)    Book-Entry Shares.    Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.5 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Stock previously represented by such Book-Entry Shares, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.5(b) (after taking into account all other Book-Entry Shares converted by such holder pursuant to this Section 2.9(b)(ii)), (C) any dividends or other distributions payable pursuant to Section 2.9(c)(ii) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.7, and the Book-Entry Shares of such holder shall forthwith be canceled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

          (c)    Distributions with Respect to Unexchanged Shares.

            (i)    Certificates.    No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.7, until the surrender of such Certificate in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.9(b)(i), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.9(b)(i), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.9(b)(i), payable with respect to such shares of Parent Common Stock.

            (ii)    Book-Entry Shares.    Subject to applicable Law, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange for Book-Entry Shares in accordance with this Article II, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.9(b)(ii), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 2.9(b)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 2.9(b)(ii), payable with respect to such shares of Parent Common Stock.

          (d)   The Merger Consideration issued and paid in accordance with the terms of this Article II upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.9(c)). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

          (e)   Any portion of the Exchange Fund that remains undistributed to the former holders of Company Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.9(c).

          (f)    None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

          (g)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable and customary amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 2.9(c) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

          (h)   The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Stock. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Stock; provided, further, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Stock pursuant to this Article II. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

        Section 2.10    Further Assurances.     If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

        Section 2.11    Treatment of Company Equity Awards.

          (a)    Company Stock Options.    As of the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall automatically and without any action on the part of the holder thereof be cancelled and cease at the Effective Time to represent an option with respect to shares of Company Stock, and shall only entitle the holder of such Company Stock Option to receive a cash payment from the Surviving Corporation equal to the product of (i) the total number of shares of Company Stock subject to such Company Stock Option multiplied by (ii) the excess, if any, of (A) the Merger Consideration (with the Stock Consideration calculated as the Parent Stock Price multiplied by the Exchange Ratio) over (B) the exercise price per share of such Company Stock Option, without any interest thereon and subject to all applicable withholding. Any such payment shall be paid in a lump sum as soon as practicable after the Effective Time but in no event later than ten Business Days following the Effective Time. For the avoidance of doubt, any Company Stock Option that has an exercise price per share of Common Stock that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

          (b)    Company RSUs.    As of the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether or not then vested, shall be assumed by Parent and shall be converted, without any action on the part of any holder thereof, into a cash-settled restricted stock unit award (an "Assumed RSU") covering Parent Common Stock in accordance with this Section 2.11(b). Each such Assumed RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company RSU immediately prior to the Effective Time (but taking into account that settlement of such Assumed RSUs, if and to the extent the Assumed RSUs become vested, shall be solely in the form a cash payment equal to the value of the shares of Parent Common Stock covered thereby and any other changes thereto provided for in this Agreement), including the requirement for continued employment with Parent, the Company or a Subsidiary thereof. As of the Effective Time, each such Assumed RSU as so assumed and converted shall be an award of cash-settled restricted stock units covering that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Stock then underlying such Company RSU immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio.

          (c)    Company PSUs.    As of the Effective Time, each Company PSU (other than a Company Supplemental PSU) that is outstanding immediately prior to the Effective Time shall automatically become immediately vested at "target" level of performance (as set forth in the applicable award agreement), and each Company PSU shall be cancelled and cease at the Effective Time to represent a right with respect to shares of Company Stock and shall be converted, without any action on the part of any holder thereof, into the right to receive from the Surviving Corporation a cash payment equal to the product of (i) the total "target" number of shares of Company Stock then underlying such Company PSUs (as set forth in the applicable award agreement) multiplied by (ii) the Merger Consideration (with the Stock Consideration calculated as the Parent Stock

  Price multiplied by the Exchange Ratio), without any interest thereon and subject to all applicable withholding. Any such payment shall be paid in a lump sum as soon as practicable after the Effective Time but in no event later than ten Business Days following the Effective Time.

          (d)    Company Supplemental PSUs.    As of the Effective Time, each Company Supplemental PSU that is outstanding immediately prior to the Effective Time shall be cancelled and cease at the Effective Time to represent a right with respect to shares of Company Stock and, to the extent that any such Company Supplemental PSUs shall have satisfied their performance conditions and vested at the Effective Time (as determined in accordance with the terms and conditions of the applicable award agreement), such vested Company Supplemental PSUs shall be converted, without any action on the part of any holder thereof, into the right to receive from the Surviving Corporation a cash payment equal to the product of (i) the total number of shares of Company Stock then underlying such vested Company Supplemental PSUs and multiplied by (ii) the Merger Consideration (with the Stock Consideration calculated as the Parent Stock Price multiplied by the Exchange Ratio), without any interest thereon and subject to all applicable withholding. Any such payment shall be paid in a lump sum as soon as practicable after the Effective Time but in no event later than five Business Days following the Effective Time. For the avoidance of doubt, each Company Supplemental PSU that does not satisfy its performance conditions at the Effective Time shall be cancelled, without any consideration being payable in respect thereof, and have no further force or effect.

          (e)    Company DSUs.    Each Company DSU that is outstanding immediately prior to the Effective Time shall automatically be canceled and converted, without any action on the part of any holder thereof, into the right to receive from the Surviving Corporation a cash payment equal to the product of (i) the total number of shares of Company Stock then underlying such Company DSU multiplied by (ii) the Merger Consideration (with the Stock Consideration calculated as the Parent Stock Price multiplied by the Exchange Ratio), without any interest thereon and subject to all applicable withholding. Any such payment shall be paid in a lump sum at the Effective Time in a manner consistent with the requirements of Section 409A of the Code.

          (f)    Notice to Holders.    Not later than the Closing Date, Parent and the Company shall cooperate to make available to those individuals who, immediately following the Effective Time, will be the holders of Assumed RSUs any required notices setting forth such holders' rights relating to such assumed equity awards and stating that the related Company RSUs have been assumed by Parent and converted as provided in this Section 2.11, and such awards shall continue in effect on the same terms and conditions subject, in each case, to the adjustments required by this Section 2.11 after giving effect to the Merger and the terms of the relevant Company Equity Plan and related award agreements.

          (g)    Certain Actions.    Prior to the Effective Time, the Company and Parent shall take all actions necessary to effectuate the treatment of the Company Stock Options, Company RSUs, Company PSUs, Company Supplemental PSUs and Company DSUs as provided in this Section 2.11.

        Section 2.12    Treatment of Company Warrants.     At the Effective Time, each unexercised Company Warrant outstanding immediately prior to the Effective Time shall be assumed by Parent and converted into a Parent Warrant in accordance with Section 7.13. Parent shall reserve for future issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to the Parent Warrants.

        Section 2.13    Transaction Structure.     If Parent determines in good faith that it desires to effect the transactions contemplated by this Agreement utilizing a transaction structure different than that reflected in this Agreement, then the Parties shall negotiate in good faith to make such modifications to this Agreement as shall be reasonably necessary or desirable to effect the transaction utilizing such other transaction structure (it being agreed and understood that Parent shall be permitted to either (a) substitute for Merger Sub a newly-created wholly-owned Subsidiary of Sinclair Television Group, Inc. ("STG") which, upon executing and delivering a joinder agreement substantially similar to the Joinder Agreement, shall thereafter be deemed to be "Merger Sub" for all purposes under this Agreement or (b) contribute all of the shares of the Merger Sub to STG); provided, that the Company shall only be obligated to make such modifications if there is no change to the Merger Consideration and the making of such modifications would not impair or materially delay the consummation of the transactions contemplated by this Agreement. It is the intention of the Parties that the consummation of the transactions contemplated by this Agreement, including the Merger, will not require a vote of the holders of Parent Common Stock or Parent Class B Stock, and each of the Company and Parent shall use reasonable best efforts to avoid taking any action that would reasonably be expected to require such vote to be obtained.

        Section 2.14    Withholding.     Parent, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any applicable provisions of state, local or foreign Law. To the extent that amounts are so withheld and remitted to the applicable Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Subject to Section 10.5, (a) except as disclosed in the Company SEC Documents publicly filed after December 1, 2014 and prior to the date of this Agreement; provided that in no event shall any risk factor disclosure under the heading "Risk Factors" or disclosure set forth in any "forward looking statements" disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Company SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement, it being agreed that this clause (a) shall not be applicable to Section 3.2 or Section 3.5, and (b) except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub that:

        Section 3.1    Corporate Existence and Power.     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary for the conduct of its business as now conducted, except where any failure to have such power or authority or to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

        Section 3.2    Corporate Authorization.     The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. No other corporate proceeding on the part of the Company is necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except, in the case of the Merger (to the extent required by the DGCL and the certificate of incorporation and bylaws of the Company), for the approval of the Merger and the adoption of this Agreement by the holders of a majority of the issued and outstanding shares of Company Stock (the "Company Stockholder Approval"). This Agreement, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or other similar Laws relating to or affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, the "Enforceability Exceptions").

        Section 3.3    Governmental Authorization.     The execution and delivery of this Agreement by the Company and the performance of its obligations hereunder require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (d) compliance with any applicable requirements of the NYSE, (e) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports or informational filings required in connection therewith under the Communications Act and the FCC Rules and (f) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.4    Non-Contravention.     The execution and delivery of this Agreement by the Company and the performance of its obligations hereunder do not and will not, assuming the Company Stockholder Approval and the authorizations, consents and approvals referred to in clauses (a) through (e) of Section 3.3 are obtained, (a) conflict with or breach any provision of the certificate of incorporation or bylaws of the Company, (b) conflict with or breach any provision of any Law or Order, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Contract to which the Company or any of its Subsidiaries is party or which is binding upon the Company or any of its Subsidiaries, any of their respective properties or assets or any license, franchise, permit, certificate, approval or other similar authorization affecting the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any property or asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.5    Capitalization.

          (a)   The authorized capital stock of the Company consists solely of 1,000,000,000 shares of Class A Stock, 1,000,000,000 shares of Class B Stock and 40,000,000 shares of preferred stock, par value $0.001 per share (the "Company Preferred Stock"). As of the close of business on May 4, 2017, (i) there were (A) 101,021,504 shares of Class A Stock issued and 86,919,319 shares of Class A Stock outstanding, (B) 5,605 shares of Class B Stock issued and outstanding, (C) no shares of Company Preferred Stock issued or outstanding, (D) Company Stock Options to purchase an aggregate of 3,312,933 shares of Company Stock with a weighted average exercise of $29.84 (calculated excluding any Company Stock Options subject to an exercise price equal to greater than $43.50), all of which were issued under a Company Equity Plan, (E) Company RSUs with respect to an aggregate of 1,231,519 shares of Company Stock, all of which were issued under a Company Equity Plan, (F) Company PSUs (including the Company Supplemental PSUs), assuming the satisfaction of all applicable performance conditions at maximum performance, with respect to an aggregate of 564,869 shares of Company Stock all of which were issued under a Company Equity Plan, (G) Company DSUs with respect to an aggregate of 14,582 shares of Company Stock, all of which were issued under a Company Equity Plan, and (H) Company Warrants with respect to an aggregate of 83,384 shares of Company Stock and (ii) 3,060,868 shares of Company Stock were available for issuance of future awards under the Company Equity Plans and no other shares of Company Stock were available for issuance of future awards under any other Company equity compensation plan or arrangement.

          (b)   Except (x) as set forth in Section 3.5(a), (y) for any Company Stock Options, Company RSUs, Company PSUs and Company DSUs that are granted under the Company Equity Plan or otherwise after the date of this Agreement in accordance with the terms of this Agreement and (z) for any shares of Company Stock issued upon the exercise of Company Stock Options or Company Warrants or the settlement of Company RSUs, Company PSUs and Company DSUs, in each case, that were outstanding on May 4, 2017 or subsequently granted following such date if such grant would not be prohibited if made after the date hereof under the terms of this Agreement, there are no outstanding (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) options or other rights or agreements, commitments or understandings to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock or other voting securities of or other ownership interests in the Company, or securities convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, "phantom" stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the "Company Securities").

          (c)   There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Company Securities. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable, free of preemptive rights and have been issued in compliance with all applicable securities Laws. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

        Section 3.6    Subsidiaries.

          (a)   Each Subsidiary of the Company and, to the Knowledge of the Company, each Minority Investment Entity, is duly incorporated or otherwise duly organized, validly existing and (where such concept is recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary or Minority Investment Entity, as applicable, where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company and, to the Knowledge of the Company, each Minority Investment Entity has all corporate, limited liability company or comparable powers required to carry on its business as now conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary and, to the Knowledge of the Company, each such Minority Investment Entity is duly qualified to do business as a foreign entity and (where such concept is recognized) is in good standing in each jurisdiction in which it is required to be so qualified or in good standing, except where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company and, to the Knowledge of the Company, each Minority Investment Entity are owned by the Company (and with respect to each Minority Investment Entity, to the extent of the Company's interest therein), directly or indirectly, free and clear of any Lien. Section 3.6(b) of the Company Disclosure Letter (i) contains a complete and accurate list of the Subsidiaries of the Company, including, for each of the Subsidiaries, (x) its name and (y) its jurisdiction of organization. Except as set forth on Section 3.6(b) of the Company Disclosure Letter, each Subsidiary is directly or indirectly wholly owned by the Company. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (ii) options or other rights or agreements, commitments or understandings to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in, or any securities convertible into or exchangeable or exercisable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the "Company Subsidiary Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

        Section 3.7    SEC Filings and the Sarbanes-Oxley Act.

          (a)   The Company has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all reports, forms and documents required to be filed or furnished, as the case may be, by the Company since December 1, 2014 (collectively, the "Company SEC Documents"). As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement and giving effect to such amendment or supplement), each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b)   The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act) in compliance in all material respects with Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and

  906 of the Sarbanes-Oxley Act. Since December 31, 2015, the Company's principal executive officer and its principal financial officer have disclosed to the Company's auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company's internal control over financial reporting.

        Section 3.8    Financial Statements.     The consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in accordance with GAAP (except, in the case of the unaudited statements, for normal year-end adjustments and for the absence of notes) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. From December 31, 2016 to the date of this Agreement, there has not been any material change in the accounting methods used by the Company.

        Section 3.9    Information Supplied.     The information relating to the Company and its Subsidiaries to be contained in, or incorporated by reference in, the Registration Statement, in which the Proxy Statement will be included, including any amendments or supplements thereto and any other document incorporated or referenced therein, will not, on the date the Proxy Statement is first mailed to stockholders of the Company or at the time of the Company Stockholders' Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 3.9, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

        Section 3.10    Absence of Certain Changes.

          (a)   From December 31, 2016 through the date of this Agreement, there has not been any effect, change, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   From December 31, 2016 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practices in all material respects and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent's consent, would constitute a breach of, or require consent of Parent under, clauses (a), (b), (e), (f), (g), (h), (j), (l), (m), (n), (o), (p) or (q) of Section 5.1 or clause (r) of Section 5.1 to the extent related to such foregoing clauses of Section 5.1.

        Section 3.11    No Undisclosed Material Liabilities.     There are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the

Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since December 31, 2016, (c) liabilities or obligations arising out of the preparation, negotiation and consummation of the transactions contemplated by this Agreement and (d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.12    Compliance with Laws and Court Orders; Governmental Authorizations.

          (a)   Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and have been since December 1, 2014, in compliance with all Laws and Orders applicable to the Company or any of its Subsidiaries, and to the Knowledge of the Company, are not under investigation by any Governmental Authority with respect to any violation of any applicable Law or Order.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect, (ii) the Company and its Subsidiaries are, and have been since December 1, 2014, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (iii) since December 1, 2014, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

          (c)   The Company or one of its Subsidiaries, as the case may be, are the holders of the Company Station Licenses, which constitute all of the FCC Licenses material to the operation of the Company Stations. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Station Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, terminated or expired.

          (d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) operate, and since December 1, 2014 have operated, each Company Station in compliance with the Communications Act and the FCC Rules and the applicable Company Station Licenses, (ii) have timely filed all material registrations and reports required to have been filed with the FCC relating to the Company Station Licenses (which registrations and reports were accurate in all material respects as of the time such registrations and reports were filed), (iii) have paid or caused to be paid all FCC regulatory fees due in respect of each Company Station and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by any of the Company Station Licenses or construction permits issued to modify the Company Station Licenses to the extent required to be completed as of the date hereof.

          (e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, there are no material applications, petitions, proceedings, or other material actions, complaints or investigations, pending or threatened before the FCC relating to the Company Stations, other than proceedings affecting broadcast stations generally and (ii) neither the Company nor any of its Subsidiaries, nor any of the Company Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Company Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding as to which the statute of limitations time period so waived or tolled or the time period so extended remains open as of the date of this Agreement.

          (f)    There is not (i) pending, or, to the Knowledge of the Company, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any such Company Station License (other than proceedings to amend the FCC Rules of general applicability) or (ii) issued or outstanding, by or before the FCC, any (A) order to show cause, (B) notice of violation, (C) notice of apparent liability or (D) order of forfeiture, in each case, against the Company Stations, the Company or any of its Subsidiaries with respect to the Company Stations that would reasonably be expected to result in any action described in the foregoing clause (i) with respect to such Company Station Licenses.

          (g)   The Company Station Licenses have been issued for the terms expiring as indicated on Section 3.12(g) of the Company Disclosure Letter and the Company Station Licenses are not subject to any material condition except for those conditions appearing on the face of the Company Station Licenses and conditions applicable to broadcast licenses generally or otherwise disclosed in Section 3.12(g) of the Company Disclosure Letter. Except as set forth in Section 3.12(g) of the Company Disclosure Letter, neither the Company's entry into this Agreement nor the consummation of the transactions contemplated hereby will require any grant or renewal of any waiver granted by the FCC applicable to Company or for any of the Company Stations.

        Section 3.13    Litigation.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending (or, to the Knowledge of the Company, threatened) by any Governmental Authority with respect to the Company or any of its Subsidiaries, (b) Proceeding pending (or, to the Knowledge of the Company, threatened) against the Company or any of its Subsidiaries before any Governmental Authority or (c) Order against the Company or any of its Subsidiaries.

        Section 3.14    Properties.

          (a)   Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) a list of all material real properties (by name and location) owned by the Company or any of its Subsidiaries (the "Owned Real Property") and (ii) a list of the material leases, subleases or other occupancies to which the Company or any of its Subsidiaries is a party as tenant for real property (the "Real Property Leases").

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Owned Real Property, (i) the Company or a Subsidiary of the Company has good and marketable title to such Owned Real Property, free and clear of all Liens (other than Permitted Liens) and (ii) there are no existing, pending, or to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceedings affecting such Owned Real Property.

          (c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or any of its Subsidiaries has valid leasehold title to each real property subject to a Real Property Lease, sufficient to allow each of the Company and its Subsidiaries to conduct their business as currently conducted, (ii) each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases or otherwise occupies any real property is valid, binding and in full force and effect, subject to the Enforceability Exceptions and (iii) neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any other party to such Real Property Lease has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease.

          (d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries, in respect of all of its properties, assets and other rights that do not constitute real property or Intellectual Property (i) has valid title to all such properties, assets and other rights reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens) and (ii) owns, has valid leasehold interests in or valid contractual rights to use all of such properties, assets and other rights (in each case except for Permitted Liens).

        Section 3.15    Intellectual Property.

          (a)   Section 3.15(a) of the Company Disclosure Letter lists, as of the date hereof, the Marks, Copyrights and Patents that are registered, issued or subject to an application for registration or issuance that are owned by and are material to the conduct of the business of the Company and its Subsidiaries (collectively, the "Registered Intellectual Property") and the Registered Intellectual Property is subsisting and to the Knowledge of the Company, where registered, valid and enforceable. The Owned Intellectual Property is owned by the Company and its Subsidiaries free and clear of all Liens, except for Permitted Liens. The Company and its Subsidiaries own or have the right to use the Intellectual Property necessary for or material to the conduct of their business.

          (b)   Except as set forth in Section 3.15(b) of the Company Disclosure Letter, (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or misappropriate, and neither the Company nor any of its Subsidiaries has infringed, violated or misappropriated since December 1, 2014, any Intellectual Property of any other Person, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect, (ii) there is no pending or, to the Knowledge of the Company, threatened Proceeding against the Company and its Subsidiaries alleging any such infringement, violation or misappropriation, and (iii) to the Knowledge of the Company, no Person is infringing, violating or misappropriating any Owned Intellectual Property that is material to the business of the Company and its Subsidiaries in any manner that would have a material effect on such business.

          (c)   Except for actions or failure to take actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable actions to maintain the (i) Registered Intellectual Property (other than applications) and (ii) secrecy of the Trade Secrets that are Owned Intellectual Property.

          (d)   All IT Systems material to the business of the Company and its Subsidiaries are in operating condition and in a good state of maintenance and repair (ordinary wear and tear excepted) and are adequate and suitable for the purposes for which they are presently being used or held for use. To the Knowledge of the Company, none of the IT Systems contains any unauthorized "back door", "drop dead device", "time bomb", "Trojan horse", "virus" or "worm" (as such terms are commonly understood in the software industry) or any other unauthorized code intended to disrupt, disable, harm or otherwise impeded the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed.

          (e)   Since December 1, 2014, the Company and its Subsidiaries (i) have not had a unplanned outage, security or other failure, unauthorized access or use, or other adverse integrity or security event affecting any of the IT Systems or (ii) have not had any Knowledge of any data security, information security, or other technological deficiency with respect to the IT Systems, in each case of (i) and (ii), that caused or causes or presented or presents a risk of disruption to the IT Systems or of unauthorized access to or disclosure of personally identifiable information that had, or would reasonably be expected to have, a Company Material Adverse Effect.

        Section 3.16    Taxes.

          (a)   Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Tax Returns required to be filed by, on behalf of or with respect to the Company or any of its Subsidiaries have been duly and timely filed and are true, complete and correct in all respects, (ii) all Taxes (whether or not reflected on such Tax Returns) required to be paid by the Company or any of its Subsidiaries have been duly and timely paid, (iii) all Taxes required to be withheld by the Company or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose, (iv) no Taxes with respect to the Company or any of its Subsidiaries are under audit or examination by any Taxing Authority, (v) no Taxing Authority has asserted in writing any deficiency with respect to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open and (vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

          (b)   During the two year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

          (c)   Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes, except for any such agreements that (i) are solely between the Company and/or any of its Subsidiaries, (ii) will terminate as of, or prior to, the Closing or (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes.

          (d)   Neither the Company nor any of its Subsidiaries (i) is or has been during the past three years a member of any affiliated, consolidated, combined or unitary group (that includes any Person other than the Company and its Subsidiaries) for purposes of filing Tax Returns on net income, other than any such group of which the Company was the common parent, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) (A) has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law, as a transferee or successor or (B) has waived any statute of limitations with respect to U.S. federal income or U.S. state income Taxes or agreed to any extension of time with respect to a U.S. federal income or U.S. state income Tax assessment or deficiency.

          (e)   Neither the Company nor any of its Subsidiaries that is required to file a U.S. federal income Tax Return has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(c) within the last five years.

          (f)    The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

        Section 3.17    Employee Benefit Plans.

          (a)   Section 3.17(a) of the Company Disclosure Letter contains a correct and complete list identifying each material Employee Plan that the Company or any of its Subsidiaries sponsors, maintains or contributes to, or is required to maintain or contribute to, for the benefit of any current or former director, officer, employee or individual consultant (or any dependent or beneficiary thereof) of the Company or any of its Subsidiaries or under or with respect to which the Company or any of its Subsidiaries has any current or contingent material liability or obligation, but excluding Multiemployer Plans (the "Company Plan"). For purposes of this Agreement, "Employee Plan" means each "employee benefit plan" within the meaning of ERISA Section 3(3), whether or not subject to ERISA, including, but not limited to, all equity or equity-based, change in control, bonus or other incentive compensation, disability, salary continuation, employment, consulting, indemnification, severance, retention, retirement, pension, profit sharing, savings or thrift, deferred compensation, health or life insurance, welfare, employee discount or free product, vacation, sick pay or paid time off agreements, arrangements, programs, plans or policies, and each other material benefit or compensation plan, program, policy, Contract, agreement or arrangement, whether written or unwritten.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Plan has been maintained, funded, administered and operated in accordance with its terms and in compliance with the requirements of applicable Law and (ii) neither the Company nor any of its Subsidiaries has incurred or is reasonably expected to incur or to be subject to any material Tax or other penalty under Section 4980B, 4980D or 4980H of the Code.

          (c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, other than routine claims for benefits, there are no pending or, to the Knowledge of the Company, threatened Proceedings by or on behalf of any participant in any Company Plan, or otherwise involving any Company Plan or the assets of any Company Plan.

          (d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the Knowledge of the Company, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Company Plan or the exempt status of any such trust.

          (e)   Except as set forth in Section 3.17(e) of the Company Disclosure Letter, neither the Company nor any of its ERISA Affiliates maintains, contributes to, or sponsors (or has in the past six years maintained, contributed to, or sponsored) a multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA (a "Multiemployer Plan"). Section 3.17(e) of the Company Disclosure Letter lists each Company Plan that is a plan subject to Title IV of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Company Plan is in "at risk status" as defined in Section 430(i) of the Code and (ii) no Company Plan has any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived and (iii) no liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that presents a risk to the Company or any ERISA Affiliate thereof of incurring or being subject (whether primarily, jointly or secondarily) to a liability (whether actual or contingent) thereunder.

          (f)    Except as set forth in Section 3.17(f) of the Company Disclosure Letter, no Company Plan provides post-employment or post-termination health or welfare benefits for any current or former employees or other service providers (or any dependent thereof) of the Company or any of its Subsidiaries, other than as required under Section 4980B of the Code or other applicable Law for which the covered Person pays the full cost of coverage.

          (g)   Except as set forth in Section 3.17(g) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation (including severance) due to any current or former director, officer, individual consultant or employee of the Company or any of its Subsidiaries, (ii) result in any forgiveness of indebtedness with respect to any current or former employee, director or officer, or individual consultant of the Company or any of its Subsidiaries, trigger any funding obligation under any Company Plan or impose any restrictions or limitations on the Company's or any of its Subsidiaries' rights to administer, amend or terminate any Company Plan or (iii) result in the acceleration or receipt of any payment or benefit (whether in cash or property or the vesting of property) by the Company or any of its Subsidiaries to any "disqualified individual" (as such term is defined in Treasury Regulations Section 1.280G-1) that would reasonably be expected, individually or in combination with any other such payment, to constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code). Neither the Company nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or Section 4999 of the Code.

          (h)   Except as set forth in Section 3.17(h) of the Company Disclosure Letter, each Company Plan or other plan, program, policy or arrangement that constitutes a "nonqualified deferred compensation plan" within the meaning of Treasury Regulation Section 1.409A-1(a)(i), to the extent then in effect, (i) was operated in material compliance with Section 409A of the Code between January 1, 2005 and December 31, 2008, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code or (B) guidance issued by the IRS thereunder (including IRS Notice 2005-1), to the extent applicable and effective (clauses (A) and (B), together, the "409A Authorities"), (ii) has been operated in material compliance with the 409A Authorities and the final Treasury Regulations issued thereunder since January 1, 2009 and (iii) has been in material documentary compliance with the 409A Authorities and the final Treasury Regulations issued thereunder since January 1, 2009.

        Section 3.18    Employees; Labor Matters.

          (a)   Except as set forth in Section 3.18(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement or other material Contract with any labor organization (each, a "Collective Bargaining Agreement"), which each such Collective Bargaining Agreement is set forth on Section 3.18(a) of the Company Disclosure Letter, (ii) since December 1, 2014, no labor union, labor organization, or group of employees of the Company or any of its Subsidiaries has made a demand for recognition or certification, and there are, and since December 1, 2014 have been, no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any individuals employed by the Company or any of its Subsidiaries and (iii) except as would cause, individually or in the aggregate, a Company Material Adverse Effect, there are no ongoing or threatened union organization or decertification activities relating to employees of the Company or any of its Subsidiaries and no such activities have occurred since December 1, 2014. Since December 1, 2014, there has not occurred or, to the Knowledge of the Company, been threatened any strike or any slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity, union organizing campaign, or labor dispute against or involving the Company or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is, and since December 1, 2014 there has been, no unfair labor practice complaint or grievance or other administrative or judicial complaint, charge, action or investigation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries by or before the National Labor Relations Board or any other Governmental Authority with respect to any present or former Employee or independent contractor of the Company or any of its Subsidiaries that had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers' compensation, pay equity, classification of employees, immigration, and the collection and payment of withholding and/or social security Taxes.

        Section 3.19    Environmental Matters.

          (a)   Except as disclosed in Section 3.19(a) of the Company Disclosure Letter or as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are and, since December 1, 2014, have been, in compliance with all applicable Environmental Laws and Environmental Permits, (ii) since December 1, 2014 (or any time with respect to unresolved matters), no notice of violation or other notice has been received by the Company or any of its Subsidiaries alleging any violation of, or liability arising out of, any Environmental Law, the substance of which has not been resolved, (iii) no Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Law and (iv) neither the Company nor any of its Subsidiaries has released, disposed or arranged for disposal of, or exposed any Person to, any Hazardous Substances, or owned or operated any real property contaminated by any Hazardous Substances, in each case that has resulted in an investigation or cleanup by, or liability of, the Company or any of its Subsidiaries.

        Section 3.20    Material Contracts.

          (a)   Section 3.20(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of each of the following types of Contracts to which the Company, any Company Sharing Company (to the extent applicable) or any of their respective Subsidiaries is a party, or by which any of their respective properties or assets is bound:

              (i)  each Contract that, (A) limits or restricts the Company, any Company Sharing Company or any of their Subsidiaries from competing in any line of business or with any Person in any geographic region, (B) contains exclusivity obligations or restrictions binding on the Company, any Company Sharing Company or any of their respective Subsidiaries, (C) requires the Company, any Sharing Company or any of their respective Subsidiaries to conduct any business on a "most favored nations" basis with any third party or (D) provides for rights of first refusal or offer or any similar requirement or right in favor of any third party in respect of a Minority Investment Entity, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

             (ii)  each Contract that is a joint venture, partnership, limited liability company or similar agreement that is material to the Company and its Subsidiaries, taken as a whole;

            (iii)  each Contract that is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly owned Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $10 million individually;

            (iv)  each Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a fair value in excess of $5 million;

             (v)  each Contract that is an acquisition agreement or a divestiture agreement or agreement for the sale, lease or license of any business or properties or assets of or by the Company (by merger, purchase or sale of assets or stock) entered into since December 31, 2014 or pursuant to which (A) the Company has any outstanding obligation to pay after the date of this Agreement consideration in excess of $5 million or (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $5 million, excluding, in each case, (x) any Contract relating to Program Rights and (y) acquisitions or dispositions of supplies, inventory or products in connection with the conduct of the Company's and its Subsidiaries' business or of supplies, inventory, products, equipment, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;

            (vi)  each Contract pursuant to which the Company or any of its Subsidiaries has continuing "earn-out" or similar obligations that could result in payments in excess of $5 million; in the aggregate

           (vii)  any Contract relating to Program Rights under which it would reasonably be expected that the Company and its Subsidiaries would make annual payments in excess of $5 million per year;

          (viii)  any network affiliation Contract or similar Contract;

            (ix)  any Contract relating to cable or satellite transmission or retransmission with MVPDs that reported more than 50,000 paid subscribers to the Company, any Company Sharing Company or any of their respective Subsidiaries for March 2017 with respect to either (A) the Company's WGN America cable service or (B) at least one Company Station;

             (x)  any Contract that is a Sharing Agreement and any related option agreement (other than those among the Company and its Subsidiaries);

            (xi)  any Contract that is a channel sharing agreement with a third party or parties with respect to the sharing of spectrum for the operation of two or more separately owned television stations;

           (xii)  [reserved];

          (xiii)  any material Contract with a Governmental Authority (other than as disclosed on Section 3.12 of the Company Disclosure Letter);

          (xiv)  any material collective bargaining agreement or other material Contract with any labor organization;

           (xv)  any Contract not terminable at will by the Company or its Subsidiary for the employment of any executive officer or individual employee at the vice president level or above on a full-time, part-time or consulting basis with base compensation in excess of $350,000;

          (xvi)  any Contract (other than those for Program Rights) pursuant to which the Company or any of its Subsidiaries has sold or traded commercial air time in consideration for property or services with a value in excess of $500,000 in lieu of or in addition to cash;

         (xvii)  each Contract that is required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; and

        (xviii)  any Contract not otherwise disclosed in Section 3.20 of the Company Disclosure Letter (other than those for Program Rights) under which as of December 31, 2016, it was reasonably expected that the Company and its Subsidiaries would receive or make payments of $3 million or more during calendar year 2017, except for those Contracts that can be cancelled by any party thereto without cause on less than 90 days' notice.

        Each Contract of the type described in clauses (i) through (xviii) is referred to herein as a "Company Material Contract".

          (b)   Except for any Company Material Contract that has terminated or expired in accordance with its terms and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and, to the Knowledge of the Company, enforceable against the other party or parties thereto in accordance with its terms, subject to the Enforceability Exceptions. Except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Company Material Contract, is in violation of or in default under any provision of such Company Material Contract. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Parent prior to the date of this Agreement.

        Section 3.21    Insurance.     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, each of the insurance policies and arrangements relating to the business, assets and operations of the Company are in full force and effect. All premiums due thereunder have been paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice regarding any cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not reasonably be expected to have, individually or in the agreement, a Company Material Adverse Effect.

        Section 3.22    MVPD Matters.     Section 3.22 of the Company Disclosure Letter contains, as of the date hereof, a list of all Company Station retransmission consent agreements with MVPDs that reported more than 50,000 paid subscribers to the Company, any Company Sharing Company or any of their respective Subsidiaries for March 2017 with respect to at least one Company Station. To the Knowledge of the Company, the Company, the Company Sharing Company or their applicable respective Subsidiaries have entered into retransmission consent agreements with respect to each MVPD with more than 50,000 paid U.S. pay television subscribers in any of the Company Stations' Markets. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 1, 2014 and until the date hereof, (a) no such MVPD has provided written notice to the Company, any Company Sharing Company, any Subsidiary of the Company or any Subsidiary of a Company Sharing Company of any material signal quality issue or has failed to respond to a request for carriage or, to the Knowledge of the Company, sought any form of relief from carriage of a Company Station from the FCC, (b) neither the Company, any Company Sharing Company nor any of their respective Subsidiaries has received any written notice from any such MVPD of such MVPD's intention to delete a Company Station from carriage or to change such Company Station's channel position and (c) neither the Company, any Company Sharing Company nor any of their respective Subsidiaries has received written notice of a petition seeking FCC modification of any Market in which a Company Station is located.

        Section 3.23    Finders' Fee, etc.     Except for Moelis & Company ("Moelis") and Guggenheim Securities, LLC ("Guggenheim"), there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, and the agreements with respect to such engagements have previously been made available to Parent.

        Section 3.24    Opinions of Financial Advisors.     The Company Board has received (a) the opinion of Moelis to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, matters and limitations set forth therein, the Merger Consideration to be received by the holders of Company Stock in the Merger is fair, from a financial point of view to such holders (other than certain excluded holders) and (b) the opinion of Guggenheim to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, matters and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Stock (other than Parent and its Affiliates). The Company will, following the execution of this Agreement, make available to Parent, solely for informational purposes, a signed copy of each such opinion.

        Section 3.25    Antitakeover Statutes.     Assuming the accuracy of Parent's and Merger Sub's representations and warranties in Section 4.15, (a) the Company Board has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby, including the Company Voting Agreement, from Section 203 of the DGCL and (b) to the Knowledge of the Company, no other Takeover Statute enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

        Section 3.26    Company Programming Service.     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the January 1, 2017, neither the Company nor any of its Subsidiaries has received any written notice of the intention of any Person with more than 25,000 subscribers, in the aggregate, to delete a Company Programming Service from carriage or to change the Company Programming Service's channel position or tier placement.

        Section 3.27    No Additional Representations; Limitation on Warranties.     Except for the representations and warranties expressly made by the Company in this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty whatsoever or with respect to any information provided or made available in connection with the transactions contemplated by this Agreement, including any information, documentation, forecasts, budgets, projections or estimates provided by the Company or any Representative of the Company, including in any "data rooms" or management presentations or the accuracy or completeness of any of the foregoing. The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and technology of Parent and acknowledges that the Company has been provided access to personnel, properties, premises and records of Parent for such purposes. In entering into this Agreement, except as expressly provided herein, the Company has relied solely upon its independent investigation and analysis of Parent and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent or any of its directors, officers, stockholders, employees, affiliates, agents, advisors or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Subject to Section 10.5, (a) except as disclosed in the Parent SEC Documents publicly filed after December 1, 2014; provided that in no event shall any risk factor disclosure under the heading "Risk Factors" or disclosure set forth in any "forward looking statements" disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Parent SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of Parent or the Merger Sub contained in this Agreement, it being agreed that this clause (a) shall not be applicable to Section 4.2 or Section 4.5, and (b) except as set forth in the Parent Disclosure Letter, Parent represents and warrants to the Company that:

        Section 4.1    Corporate Existence and Power.     Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. At the time of its incorporation, Merger Sub will be a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Parent has, and at the time of its incorporation, Merger Sub will have, all corporate power and authority to carry on its business as now conducted (in the case of Parent) and as conducted at the time of the execution and delivery of the Joinder Agreement (in the case of Merger Sub) and Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary for the conduct of its business as now conducted, except where any failure to have such power or authority or to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has delivered or made available to the Company true and complete copies of the organizational documents of Parent as in effect on the date of this Agreement. Prior to the date of the incorporation of Merger Sub, Parent will deliver to the Company true and complete copies of the forms of organizational documents that will be the organizational documents of Merger Sub at the time of its incorporation.

        Section 4.2    Corporate Authorization.     Parent has, and at the time of its incorporation, Merger Sub will have, all requisite corporate power and authority to execute and deliver this Agreement (in the case of Merger Sub, by executing and delivering the Joinder Agreement), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement (in the case of Merger Sub, by executing and delivering the Joinder Agreement) by Parent and Merger Sub, the performance of their obligations hereunder and the consummation of the transactions contemplated hereby have been (in the case of Parent) or will have been upon the execution and delivery of the Joinder Agreement (in the case of Merger Sub) duly authorized by all necessary corporate action on the part of Parent and Merger Sub. No other corporate proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery of this Agreement (in the case of Merger Sub, by the execution and delivery of the Joinder Agreement), the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and, upon the execution and delivery of the Joinder Agreement by Merger Sub, will constitute a valid and binding obligation of Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. As of the date of this Agreement, the Parent Board has, and, upon the execution and delivery of the Joinder Agreement by Merger Sub, the board of director of Merger Sub will have, approved and declared advisable this Agreement and the transactions contemplated hereby. Upon the execution and delivery of the Joinder Agreement by Merger Sub, Parent, as the sole stockholder of Merger Sub, will have approved and adopted this Agreement and the transactions contemplated hereby. The Parent Board, at a meeting duly called and held, has duly and unanimously adopted resolutions that have not been withdrawn or amended that

(i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger and the Parent Share Issuance, are fair to, and in the best interests of, Parent and its stockholders, (ii) determined that it is in the best interests of Parent and its stockholders and declared it advisable for Parent to enter into this Agreement and perform its obligations hereunder and (iii) approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, upon the terms and subject to the conditions contained herein.

        Section 4.3    Governmental Authorization.     The execution and delivery of this Agreement by Parent and Merger Sub (in the case of Merger Sub, by the execution and delivery of the Joinder Agreement) and the performance of their obligations hereunder require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (d) compliance with any applicable requirements of NASDAQ, (e) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports or informational filings required in connection therewith under the Communications Act and the FCC Rules and (f) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.4    Non-Contravention.     The execution and delivery of this Agreement by Parent and Merger Sub (in the case of Merger Sub, by the execution and delivery of the Joinder Agreement) and the performance of their obligations hereunder do not and will not, assuming the authorizations, consents and approvals referred to in clauses (a) through (e) of Section 4.3 are obtained, (a) conflict with or breach any provision of the organizational documents of Parent or Merger Sub, (b) conflict with or breach any provision of any Law or Order, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any provision of any Contract to which Parent or any of its Subsidiaries is party or which is binding upon Parent or any of its Subsidiaries, any of their respective properties or assets or any license, franchise, permit, certificate, approval or other similar authorization affecting Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any property or asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.5    Capitalization.

          (a)   The authorized capital stock of Parent consists of (x) 500 million shares of Parent Common Stock (which amount includes shares of restricted Parent Common Stock), (y) 140 million shares of Parent Class B Stock, and (z) and 50 million shares of Parent Preferred Stock. As of the close of business on May 4, 2017 (the "Parent Capitalization Date"), there were issued and outstanding (i) 76,973,826 shares of Parent Common Stock (which amount includes shares of restricted Parent Common Stock), (ii) 25,670,684 shares of Parent Class B Stock, (iii) 0 shares of Parent Preferred Stock, (iv) 375,000 shares of Parent Common Stock were subject to compensatory options to purchase shares of Parent Common Stock (the "Parent Stock Options") and (v) 2,610,000 shares of Parent Common Stock were subject to stock appreciation rights with respect to Parent Common Stock (the "Parent SARs").

          (b)   Except as set forth in Section 4.5(a) or upon the exercise of Parent Stock Options and the exercise and settlement of Parent SARs, in each case that were outstanding on the Parent Capitalization Date, there are no outstanding (i) shares of capital stock or other voting securities of or other ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in Parent, (iii) options or other rights or agreements, commitments or understandings to acquire from Parent, or other obligation of Parent to issue, any shares of capital stock or other voting securities of or other ownership interests in Parent, or securities convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in Parent or (iv) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, "phantom" stock or similar securities or rights issued or granted by Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of or other voting securities of or other ownership interests in Parent (the items in clauses (i) through (iv) being referred to collectively as the "Parent Securities").

          (c)   There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Parent Securities. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable, free of preemptive rights and have been issued in compliance with applicable securities Laws. No Subsidiary of Parent owns any shares of capital stock of Parent or any Parent Securities. There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

          (d)   The shares of Parent Common Stock to be issued as part of the Merger Consideration, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued and will be fully paid and nonassessable and free of preemptive rights and have been issued in compliance with all applicable securities Laws.

          (e)   With respect to Merger Sub (i) since its date of incorporation, Merger Sub will have not carried on any business or conducted any operations other than the execution of the Joinder Agreement, the performance of its obligations hereunder and matters ancillary thereto and (ii) the authorized capital stock of Merger Sub will consists of 100 shares of common stock, $0.01 par value per share, all of which will have been duly authorized and validly issued, fully paid and nonassessable and owned directly or indirectly by Parent free and clear of any Lien.

        Section 4.6    Subsidiaries.

          (a)   Each Subsidiary of Parent and, to the Knowledge of Parent, each Parent Minority Investment Entity, is duly incorporated or otherwise duly organized, validly existing and (where such concept is recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary or Parent Minority Investment Entity, as applicable, where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent and, to the Knowledge of Parent, each Parent Minority Investment Entity, has all corporate, limited liability company or comparable powers required to carry on its business as now conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary and, to the Knowledge of Parent, each Parent Minority Investment Entity, is duly qualified to do business as a foreign entity and (where such concept is recognized) is in good standing in each jurisdiction in which it is required to be so qualified or in good standing, except where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of Parent and, to the Knowledge of Parent, each Parent Minority Investment Entity, are owned by Parent (and with respect to each Parent Minority Investment Entity, to the extent of Parent's interest therein), directly or indirectly, free and clear of any Lien. Each Subsidiary is directly or indirectly wholly owned by Parent. There are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent, (ii) options or other rights or agreements, commitments or understandings to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in, or any securities convertible into or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights issued or granted by Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the "Parent Subsidiary Securities"). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

        Section 4.7    SEC Filings and the Sarbanes-Oxley Act.

          (a)   Parent has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all reports, forms and documents required to be filed or furnished, as the case may be, by Parent since December 1, 2014 (collectively, the "Parent SEC Documents").As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement and giving effect to such amendment or supplement), each Parent SEC Document complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be, and none of the Parent SEC Documents contained any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b)   Parent has established and maintains controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act) in compliance in all material respects with Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 1, 2014, Parent's principal executive officer and its principal financial officer have disclosed to Parent's auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees of Parent who have a significant role in Parent's internal control over financial reporting.

        Section 4.8    Financial Statements.     The consolidated financial statements of Parent included or incorporated by reference in the Parent SEC Documents (including all related notes and schedules thereto) when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in accordance with GAAP (except, in the case of the unaudited statements for normal year-end adjustments and for the absence of notes) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries. From December 31, 2016 to the date of this Agreement, there has not been any material change in the accounting methods used by Parent.

        Section 4.9    Financing.

          (a)   On or prior to the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of the fully executed debt commitment letter, together with any related fee letters (with only the fee amount, economic flex and certain other economic terms redacted in a customary manner (none of which could reasonably be expected to adversely affect conditionality, enforceability or termination provisions of the Commitment Letters or reduce the aggregate principal amount of the Financing)), dated as of the date of this Agreement, by and among J.P. Morgan Chase Bank, N.A., Royal Bank of Canada, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Parent and STG providing for debt financing as described therein (together, including all exhibits, schedules and annexes, the "Bank Commitment Letter") and a true, complete and correct copy of the fully executed bridge commitment letter, together with any related fee letters (with only the fee amount, economic flex and certain other economic terms redacted in a customary manner (none of which could reasonably be expected to adversely affect conditionality, enforceability or termination provisions of the Commitment Letters or reduce the aggregate principal amount of the Financing)), dated as of the date of this Agreement, by and among J.P. Morgan Chase Bank, N.A., Royal Bank of Canada, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. , Parent and STG providing for debt financing as described therein (together, including all exhibits, schedules and annexes, the "Bridge Commitment Letter," and, together with the Bank Commitment Letter, the "Commitment Letters"), pursuant to which, upon the terms and subject to the conditions set forth therein, each of J.P. Morgan Chase Bank, N.A., Royal Bank of Canada and Deutsche Bank AG New York Branch has agreed, severally but not jointly, to lend the amounts set forth therein, for the purpose of, among other things, paying the aggregate Cash Consideration. As of the date of this Agreement, the Commitment Letters are in full force and effect and constitute the valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with their terms, in each case, subject to the Enforceability Exceptions. There are no conditions precedent related to the funding of the full amount of the Financing, other than the conditions precedent set forth in the Commitment Letters (such conditions precedent, the "Financing Conditions").

          (b)   As of the date of this Agreement, the Commitment Letters have not been amended or modified in any manner, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by Parent or, to the Knowledge of Parent, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Parent or, to the Knowledge of Parent, any other party thereto, other than mandatory reductions expressly contemplated thereby. As of the date of this Agreement, assuming the conditions set forth in Section 8.1 and Section 8.2 will be satisfied, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Financing will not be available to Parent on the Closing Date.

          (c)   As of the date of this Agreement, Parent is not in default or breach under the terms and conditions of the Commitment Letters. As of the date of this Agreement, there are no side letters, understandings or other agreements or arrangements relating to funding of the full amount of the Financing to which Parent or any of its Affiliates is a party that would be reasonably likely to affect the Financing in any respect, other than those set forth in the Commitment Letters. Parent or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees and amounts required by the Commitment Letters to be paid on or prior to the date of this Agreement.

          (d)   Assuming that (i) the parties to the Commitment Letters (other than Parent or Merger Sub) perform their obligations in accordance with the terms of the Commitment Letters and (ii) the satisfaction or waiver of the condition set forth in Section 8.2(a) hereof, Parent will have at and as of the Closing Date sufficient available funds to consummate the Merger and to make all payments required to be made in connection therewith, including payment of the aggregate Cash Consideration, and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Merger. As of the date of this Agreement, Parent has no reason to believe that the representation contained in the immediately preceding sentence will not be true at and as of the Closing Date. In no event shall the receipt or availability of any funds or financing (including the Financing) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

        Section 4.10    Information Supplied.     The information relating to Parent and its Subsidiaries to be contained in, or incorporated by reference in, the Registration Statement, in which the Proxy Statement will be included, including any amendments or supplements thereto and any other document incorporated or referenced therein, will not, on the date the Registration Statement is filed with the SEC or declared effective by the SEC, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Registration Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.10, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of Parent for use therein.

        Section 4.11    Absence of Certain Changes.

          (a)   From December 31, 2016 through the date of this Agreement, there has not been any effect, change, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   From December 31, 2016 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement, (i) the business of Parent and its Subsidiaries has been conducted in the ordinary course of business in all material respects and (ii) there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company's consent, would constitute a breach of, or require consent of the Company under clauses (a), (b) or (d) of Section 6.1.

        Section 4.12    No Undisclosed Material Liabilities.     There are no liabilities or obligations of Parent or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of Parent (including the notes thereto), other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Parent Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since December 31, 2016, (c) liabilities or obligations arising out of the preparation, negotiation and consummation of the transactions contemplated by this Agreement and (d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.13    Compliance with Laws and Court Orders; Governmental Authorizations.

          (a)   Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are and have been since December 1, 2014 in compliance with all Laws and Orders applicable to Parent or any of its Subsidiaries, and to the Knowledge of Parent, are not under investigation by any Governmental Authority with respect to any violation of any applicable Law or Order.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect, (ii) Parent and its Subsidiaries are and have been since December 1, 2014, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (iii) since December 1, 2014, neither Parent nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

          (c)   Parent or one of its Subsidiaries, as the case may be, are the holders of the Parent Station Licenses, which constitute all of the Parent FCC Licenses material to the operation of the Parent Stations. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Station Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, terminated or expired.

          (d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries (i) operate, and since December 1, 2014 have operated, each Parent Station in compliance with the Communications Act and the FCC Rules and the applicable Parent Station Licenses, (ii) have timely filed all material registrations and reports required to have been filed with the FCC relating to the Parent Station Licenses (which registrations and reports were accurate in all material respects as of the time such registrations and reports were filed), (iii) have paid or caused to be paid all FCC regulatory fees due in respect of each Parent Station and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by any of the Parent Station Licenses or construction permits issued to modify the Parent Station Licenses to the extent required to be completed as of the date hereof.

          (e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) to the Knowledge of Parent, there are no material applications, petitions, proceedings, or other material actions, complaints or investigations, pending or threatened before the FCC relating to the Parent Stations, other than proceedings affecting broadcast stations generally and (ii) neither Parent nor any of its Subsidiaries, nor any of the Parent Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Parent Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding as to which the statute of limitations time period so waived or tolled or the time period so extended remains open as of the date of this Agreement.

          (f)    There is not (i) pending, or, to the Knowledge of Parent, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any such Parent

  Station License (other than proceedings to amend the FCC Rules of general applicability) or (ii) issued or outstanding, by or before the FCC, any (A) order to show cause, (B) notice of violation, (C) notice of apparent liability or (D) order of forfeiture, in each case, against the Parent Stations, Parent or any of its Subsidiaries with respect to the Parent Stations that would reasonably be expected to result in any action described in the foregoing clause (i) with respect to such Parent Station Licenses.

        Section 4.14    Litigation.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding or investigation pending (or, to the Knowledge of Parent, threatened) by any Governmental Authority with respect to Parent or any of its Subsidiaries, (b) Proceeding pending (or, to the Knowledge of Parent, threatened) against Parent or any of its Subsidiaries before any Governmental Authority or (c) Orders against Parent or any of its Subsidiaries or any of their respective properties.

        Section 4.15    Share Ownership.     None of Parent, Merger Sub or any of their respective Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Stock or any options, warrants or other rights to acquire Company Stock or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company.

        Section 4.16    Properties.

          (a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent or its Subsidiaries have good and marketable title to all material real properties owned by Parent or any of its Subsidiaries, free and clear of all Liens (other than Permitted Liens) (the "Parent Owned Real Property") and (ii) there are no existing, pending, or to the Knowledge of Parent, threatened condemnation, eminent domain or similar proceedings affecting any of the Parent Owned Real Property.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent or one of its Subsidiaries has valid leasehold title to each real property subject to a material lease, sublease or other occupancy to which Parent or any of its Subsidiaries is a party as tenant for real property (the "Parent Real Property Leases"), sufficient to allow each of Parent and its Subsidiaries to conduct their business as currently conducted, (ii) each Parent Real Property Lease under which Parent or any of its Subsidiaries leases, subleases or otherwise occupies any real property is valid, binding and in full force and effect, subject to the Enforceability Exceptions and (iii) neither Parent nor any of its Subsidiaries or, to the Knowledge of the Company, any other party to such Parent Real Property Lease has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Parent Real Property Lease.

          (c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries, in respect of all of its properties, assets and other rights that do not constitute real property or Intellectual Property (i) has valid title to all such properties, assets and other rights reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens) and (ii) owns, has valid leasehold interests in or valid contractual rights to use all of such properties, assets and other rights (in each case except for Permitted Liens).

        Section 4.17    Intellectual Property.

          (a)   The Parent Owned Intellectual Property is owned by Parent and its Subsidiaries free and clear of all Liens, except for Permitted Liens. Parent and its Subsidiaries own or have the right to use the Intellectual Property necessary for or material to the conduct of their business. All of the Marks, Copyrights and Patents that are registered, issued or subject to an application for registration or issuance that are owned by Parent or any of its Subsidiaries and are material to the conduct of the business of Parent and its Subsidiaries (collectively, the "Parent Registered Intellectual Property") is subsisting and, to the Knowledge of Parent, where registered, valid and enforceable.

          (b)   (i) To the Knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not infringe, violate or misappropriate, and neither Parent nor any of its Subsidiaries has infringed, violated or misappropriated since December 1, 2014, any Intellectual Property of any other Person , except, in each case, as would not reasonably be expected to have a Parent Material Adverse Effect, (ii) there is no pending or, to the Knowledge of Parent, threatened Proceeding against Parent or any of its Subsidiaries (alleging any such infringement, violation or misappropriation) and (iii) to the Knowledge of Parent, no Person is infringing, violating or misappropriating any material Parent Owned Intellectual Property in any material respect.

          (c)   Except for actions or failure to take actions that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have taken commercially reasonable actions to maintain the (i) Parent Registered Intellectual Property(other than applications) and (ii) secrecy of the Trade Secrets that are Parent Owned Intellectual Property.

          (d)   All Parent IT Systems material to the business of Parent and its Subsidiaries are in operating condition and in a good state of maintenance and repair (ordinary wear and tear excepted) and are adequate and suitable for the purposes for which they are presently being used or held for use. To the Knowledge of Parent, none of the Parent IT Systems contains any unauthorized "back door", "drop dead device", "time bomb", "Trojan horse", "virus" or "worm" (as such terms are commonly understood in the software industry) or any other unauthorized code intended to disrupt, disable, harm or otherwise impeded the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed.

          (e)   Since December 1, 2014, Parent and its Subsidiaries (i) have not had a unplanned outage, security or other failure, unauthorized access or use, or other adverse integrity or security event affecting any of the Parent IT Systems or (ii) have not had any Knowledge of any data security, information security, or other technological deficiency with respect to the Parent IT Systems, in each case of (i) and (ii), that caused or causes or presented or presents a risk of disruption to the Parent IT Systems or of unauthorized access to or disclosure of personally identifiable information that had, or would reasonably be expected to have, a Parent Material Adverse Effect.

        Section 4.18    Taxes.

          (a)   Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all Tax Returns required to be filed by, on behalf of or with respect to Parent or any of its Subsidiaries have been duly and timely filed and are true, complete and correct in all respects, (ii) all Taxes (whether or not reflected on such Tax Returns) required to be paid by Parent or any of its Subsidiaries have been duly and timely paid, (iii) all Taxes required to be withheld by Parent or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose, (iv) except as set forth on Section 4.18(a)(iv) of the Parent Disclosure Letter, no Taxes with respect to Parent or any of its Subsidiaries are under audit or examination by any Taxing Authority, (v) no Taxing Authority has asserted in writing any deficiency with respect to Taxes against Parent or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open and (vi) there are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

          (b)   During the two year period ending on the date of this Agreement, neither Parent nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

          (c)   Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes, except for any such agreements that (i) are solely between Parent and/or any of its Subsidiaries, (ii) will terminate as of, or prior to, the Closing or (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes.

          (d)   Except as set forth on Section 4.18(d) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries (i) is or has been during the past three years a member of any affiliated, consolidated, combined or unitary group (that includes any Person other than Parent and its Subsidiaries) for purposes of filing Tax Returns on net income, other than any such group of which Parent was the common parent, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) has any material liability for Taxes of any Person (other than Parent or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law, as a transferee or successor.

          (e)   Neither Parent nor any of its Subsidiaries that is required to file a U.S. federal income Tax Return has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(c) within the last five years.

          (f)    Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

        Section 4.19    Employee Benefit Plans.

          (a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Employee Plan that Parent or any of its Subsidiaries sponsors, maintains or contributes to, or is required to maintain or contribute to, for the benefit of any current or former employee of Parent or any of its Subsidiaries (a "Parent Plan") has been maintained, funded, administered and operated in accordance with its terms and in compliance with the requirements of applicable Law.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, other than routine claims for benefits, there are no pending or, to the Knowledge of Parent, threatened Proceedings by or on behalf of any participant in any Parent Plan, or otherwise involving any Parent Plan or the assets of any Parent Plan.

          (c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the Knowledge of Parent, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Parent Plan or the exempt status of any such trust.

          (d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) no Parent Plan is in "at risk status" as defined in Section 430(i) of the Code, (ii) no Parent Plan has any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (iii) to the Knowledge of Parent, no liability under Title IV of ERISA has been incurred by Parent thereof that has not been satisfied in full, and, to the Knowledge of Parent, no condition exists that presents a risk to Parent thereof of incurring or being subject (whether primarily, jointly or secondarily) to a liability thereunder and (iv) Parent has not incurred any material withdrawal liability under Section 4201 of ERISA.

          (e)   The consummation of the transactions contemplated hereby, in and of themselves, will not, (i) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation (including severance) due to any director, officer or employee of Parent or any of its Subsidiaries, (ii) result in any forgiveness of indebtedness with respect to any current or former employee, director or officer, individual consultant of Parent or any of its Subsidiaries, trigger any funding obligation under any Parent Plan or impose any restrictions or limitations on Parent's rights to administer, amend or terminate any Parent Plan. Neither Parent nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or Section 4999 of the Code.

        Section 4.20    Employees; Labor Matters.

          (a)   Except as would not reasonably be expected to have, individual or in the aggregate, a Parent Material Adverse Effect, there is no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any individuals employed by Parent or any of its Subsidiaries. Since December 31, 2014, there has not occurred or, to the Knowledge of Parent, been threatened any strike or any material slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity or union organizing activity with respect to employees of Parent or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, there has been no unfair labor practice complaint or grievance or other administrative or judicial complaint, charge, action or investigation pending or threatened in writing against Parent or any of its Subsidiaries by or before the National Labor Relations Board or any other Governmental Authority with respect to any present or former employee or independent contractor of Parent or any of its Subsidiaries that had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers' compensation, pay equity, classification of employees, immigration, and the collection and payment of withholding and/or social security Taxes.

        Section 4.21    Environmental Matters.

          (a)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries are and, since December 1, 2014 (or any time with respect to unresolved matters), have been, in compliance with all applicable Environmental Laws and Environmental Permits, (ii) since December 1, 2014, no notice of violation or other notice has been received by Parent or any of its Subsidiaries alleging any violation of, or liability arising out of, any Environmental Law, the substance of which has not been resolved, (iii) no Proceeding is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries under any Environmental Law and (iv) neither Parent nor any of its Subsidiaries has released, disposed or arranged for disposal of, or exposed any Person to, any Hazardous Substances, or owned or operated any real property contaminated by any Hazardous Substances, in each case that has resulted in an investigation or cleanup by, or liability of, Parent or any of its Subsidiaries.

        Section 4.22    Material Contracts.

          (a)   As of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract that would be required to be filed by Parent as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the Securities Act other than such Contracts that have been filed or incorporated by reference in the Parent SEC Documents. Each Contract (i) of the type described in this Section 4.22(a) to which Parent or any of its Subsidiaries is a party or (ii) filed as an exhibit or incorporated by reference to the Parent SEC Documents is referred to as a "Parent Material Contract."

          (b)   Except for any Parent Material Contract that has terminated or expired in accordance with its terms and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is valid and binding and in full force and effect and, to the Knowledge of Parent, enforceable against the other party or parties thereto in accordance with its terms, subject to the Enforceability Exceptions. Except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries, nor to the Knowledge of Parent any other party to a Parent Material Contract, is in violation of or in default under any provision of such Parent Material Contract.

        Section 4.23    Insurance.     Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, each of the insurance policies and arrangements relating to the business, assets and operations of Parent are in full force and effect. All premiums due thereunder have been paid and Parent and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies. As of the date hereof, neither Parent nor any of its Subsidiaries has received any written notice regarding any cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not reasonably be expected to have, individually or in the agreement, a Parent Material Adverse Effect.

        Section 4.24    MVPD Matters.     To the Knowledge of the Parent, Parent or its applicable Subsidiaries have entered into retransmission consent agreements with respect to each MVPD with more than 50,000 paid U.S. pay television subscribers in any of the Parent Stations' Markets. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since December 1, 2014 and until the date hereof, (a) no such MVPD has provided written notice to Parent or any Subsidiary of Parent of any material signal quality issue or has failed to respond to a request for carriage or, to the Knowledge of Parent, sought any form of relief from carriage of a Parent Station from the FCC, (b) neither Parent nor any Subsidiary of Parent has received any written notice from any such MVPD of such MVPD's intention to delete a Parent Station from carriage or to change such Parent Station's channel position and (c) neither Parent nor any Subsidiary of Parent has received written notice of a petition seeking FCC modification of any Market in which a Parent Station is located.

        Section 4.25    No Additional Representations; Limitation on Warranties.     Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV, neither Merger Sub nor any other Person makes any express or implied representation or warranty whatsoever or with respect to any information provided or made available in connection with the transactions contemplated by this Agreement, including any information, documentation, forecasts, budgets, projections or estimates provided by Parent or any Representative of Parent, including in any "data rooms" or management presentations or the accuracy or completeness of any of the foregoing. Parent has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and technology of the Company and acknowledges that Parent has been provided access to personnel, properties, premises and records of the Company for such purposes. In entering into this Agreement, except as expressly provided herein, Parent has relied solely upon its independent investigation and analysis of the Company and Parent acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company or any of its directors, officers, stockholders, employees, affiliates, agents, advisors or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.

ARTICLE V

COVENANTS OF THE COMPANY

        Section 5.1    Conduct of the Company.     From the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX, except as otherwise expressly permitted or expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practices and use reasonable best efforts to cause each of the Company Sharing Companies and their respective Subsidiaries to conduct its business in the ordinary course of business consistent with past practices, (ii) use reasonable best efforts to maintain the Company Station Licenses and the rights of it, the Company Sharing Companies and their respective Subsidiaries thereunder and (iii) use its reasonable best efforts to preserve intact in all material respects its current business organization, ongoing businesses and significant relationships with third parties. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX, except as otherwise expressly permitted or contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

          (a)   amend its certificate of incorporation, bylaws or other similar organizational documents (other than amendments to the organizational documents of any wholly owned Subsidiary of the Company that would not or would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the transactions contemplated hereby);

          (b)   (i) other than (x) dividends and other distributions by a direct or indirect Subsidiary of the Company to the Company or any direct or indirect wholly owned Subsidiary of the Company or (y) quarterly dividends made by Company in an amount not to exceed $0.25 per share per quarter (with record and payment dates consistent with the record and payment dates applicable to the applicable quarterly cash dividend in the year prior to the date hereof), declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity securities, (ii) split, recapitalize, subdivide, combine or reclassify any of its capital stock or other Company Securities or issue or authorize the issuance of any other securities in respect of, or in substitution for, outstanding shares of capital stock of the Company or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company, except, in the case of this clause (iii), for (A) such purchases, redemptions and other acquisitions solely between the Company and a wholly owned Subsidiary thereof, or between a wholly owned Subsidiary of the Company and another wholly owned Subsidiary of the Company, (B) redemptions, repurchases or acquisitions in connection with the payment of the exercise price of Company Stock Options with Company Stock and to satisfy Tax withholding obligations in connection with the exercise of Company Stock Options or Company Warrants or the vesting or settlement of Company RSUs, Company PSUs (including Company Supplemental PSUs) and Company DSUs, that are outstanding on the date of this Agreement or subsequently granted to the extent permitted by the terms of this Agreement, in each case in accordance with the applicable terms thereof, and (C) acquisitions of shares of Class A Stock as a result of the conversion of shares of Class B Stock into shares of Class A Stock or shares of Class B Stock as a result of the conversion of shares of Class A Stock into shares of Class B Stock;

          (c)   (i) issue, deliver, pledge, sell, or otherwise encumber to any Lien (other than a Permitted Lien) or authorize the issuance, delivery, sale, or encumbrance to any Lien (other than a Permitted Lien) of any shares of any Company Securities or Company Subsidiary Securities other than (w) the issuance of any shares of Company Stock upon the exercise of Company Stock Options or Company Warrants or the settlement of Company RSUs, Company PSUs (including Company Supplemental PSUs) and Company DSUs that are outstanding on the date of this Agreement in accordance with the applicable terms thereof on the date of this Agreement, (x) if required by an employment agreement with an Employee that is then in effect, and provided or made available to Parent prior to the date hereof or approved by Parent under this Section 5.1, (y) issuances of securities of the Company's Subsidiaries to the Company or to wholly owned Subsidiaries of the Company and (z) issuances pursuant to the conversion of shares of Class A Stock into shares of Class B Stock or shares of Class B Stock into shares of Class A Stock or (ii) amend any term of any Company Security (in each case, whether by merger, consolidation or otherwise); provided, in each case, that the Company shall not make any grants, awards or issuances to the extent that such grants, awards or issuances would cause the Company or any of its Subsidiaries to be in violation of the Communications Act or the FCC Rules;

          (d)   make or commit to any capital expenditures in excess of $500,000 individually or $2.5 million in the aggregate, except pursuant to the Company's 2017 planned capital expenditures budget of $86 million;

          (e)   make any acquisition (whether by merger, consolidation or acquisition of stock or assets) of any interest in any Person or any division or assets thereof with a value or purchase price (including all potentially payable "earn-out" consideration or any other obligation to potentially pay consideration in the future) in excess of $2.5 million in the aggregate, other than (i) acquisitions pursuant to Contracts in effect as of the date of this Agreement that were publicly announced prior to the date of this Agreement or otherwise made available to Parent prior to the date hereof and (ii) purchases of assets in the ordinary course of business (for the avoidance of doubt, "ordinary course of business" shall include acquisitions of programing and broadcast rights but shall not include acquisitions of broadcast television stations);

          (f)    sell, assign, license, lease, transfer, abandon or otherwise dispose of, or create any Lien on (other than any Permitted Lien), or otherwise dispose of , any of the Company's or its Subsidiaries' assets, other than (i) such sales, assignments, licenses, leases, transfers, Liens or other dispositions that are in the ordinary course of business and are not material to the business of the Company and its Subsidiaries, (ii) as listed on Section 5.1(f) of the Company Disclosure Letter or (iii) to comply with, and in accordance with, Section 7.1;

          (g)   incur any indebtedness for borrowed money or guarantees thereof, other than intercompany indebtedness and borrowings in the ordinary course of business consistent with past practice under the Company's existing revolving credit facility;

          (h)   make any loans, advances or capital contributions to, or investments in, any Person, other than the Company or its wholly owned Subsidiaries and ordinary course advancements and reimbursements to Employees;

          (i)    other than in the ordinary course of business consistent with past practices (including renewals consistent with the terms thereof), (w) amend or modify in any material respect or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract, (x) enter into any Contract that would constitute a Company Material Contract if in effect on the date hereof, (y) waive, release or assign any material rights, claims or benefits, or grant any material consent, under any Company Material Contract, and (z) consent to the termination of the Company's (or of the applicable Subsidiary's) rights thereunder, except for the termination of any Company Material Contract pursuant to the terms thereof; provided, that, in no event shall the Company take any action covered by this subsection (including in the ordinary course of business consistent with past practices, and including renewals consistent with the terms thereof) (i) with respect to any Company Material Contract (A) relating to cable or satellite transmission or retransmission with MVPDs, (B) that is or would be a network affiliation agreement, (C) that relates to the receiving or obtaining of Programming Rights by the Company or any of its Subsidiaries, or (D) that is or would be a Company Sharing Agreement.;)

          (j)    except as required by applicable Law or except as required by the existing terms of any Company Plan or a Collective Bargaining Agreement in effect on the date hereof: (i) grant or increase any change-in-control, severance, retention, or termination pay to any employee, officer, director, or independent contractor of the Company or any of its Subsidiaries, or enter into or amend any employment, change-in-control, severance, retention or termination agreement with any such individual, (ii) establish, adopt, amend or terminate any Company Plan (including any plan, agreement or arrangement that would be a Company Plan if in effect on the date hereof), including establishing, adopting or amending any incentive or bonus plan or program relating to performance periods beginning on or after the date hereof, (iii) establish, adopt, amend or terminate any collective bargaining agreement, (iv) take any action to accelerate the vesting or payment, or fund or secure the payment, of compensation (including any equity-based compensation) or benefits under a Company Plan, (v) loan or advance any money or any other property to any current or former director, officer, employee, or independent contractor of the Company or any Subsidiary if not permitted by Section 5.1(h), (vi) grant any increase in compensation, bonus or other payments or benefits payable to any officer, director, employee or independent consultant of the Company or any of its Subsidiaries, except for (A) increases in base salaries or wages of less than 3.5% of base salary or wages on an individual basis that are made in the ordinary course consistent with past practice to any current employee, officer or director with an annual base salary of less than $200,000 or (B) increases in compensation, bonus or other payments or benefits in connection with a promotion or increase in responsibilities consistent with past practices or (vii) hire (or terminate other than for cause) any employees with an aggregate annual base compensation above $200,000;

          (k)   materially change the Company's methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any Governmental Authority or applicable Law;

          (l)    (i) materially change any method of Tax accounting, (ii) make or change any material election with respect to Taxes, (iii) amend any federal income Tax Return in a manner that would materially increase the Taxes of the Company and its Subsidiaries, (iv) settle, or offer, propose or agree to settle, any claim or deficiency in respect of Taxes in excess of $1,000,000, excluding for these purposes any agreement or settlement relating to a Tax item to the extent that such agreement or settlement does not exceed the reserves for such Tax item as reflected on the Company Balance Sheet, (v) enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to a material amount of Taxes, (vi) surrender any right to a material refund of Taxes, (vii) consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for a material amount of income Taxes except in the ordinary course of business consistent with past practice or (viii) fail to timely pay any material Tax or file any material Tax Return when due;

          (m)  adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any material Subsidiary of the Company;

          (n)   modify or accede to the modification of any of the Company Station Licenses if doing so is reasonably likely to be materially adverse to the interests of Parent and its Subsidiaries after giving effect to the Merger in the operation of television broadcast stations or fail to provide Parent with a copy of (and a reasonable opportunity to review and comment on) any application for the modification of any of the Company Station Licenses reasonably in advance of filing with the FCC, except, in each case, as required by Law or as required in connection with the broadcast incentive auction, reassignment and repack conducted by the FCC pursuant to Section 4603 of the Middle Class Tax Relief and Job Creation Act (Pub. L. No. 112- 96, §6403, 126 Stat. 156, 225-230 (2012)) (the "Incentive Auction & Repack");

          (o)   apply to the FCC for any construction permit that would restrict in any material respect the Company Stations' operations or make any material change in the assets of the Company Stations that is not in the ordinary course of business, except as may be necessary or advisable to maintain or continue effective transmission of the Company Stations' signals within their respective service areas as of the date hereof, except, in each case as required by Law or as required in connection with the Incentive Auction & Repack;

          (p)   settle, offer or propose to settle any Proceeding involving or against the Company, any Company Sharing Company or any of their respective Subsidiaries in excess of $2 million (excluding, for the avoidance of doubt, amounts paid by insurance and other amounts not paid out-of-pocket by the Company) or otherwise discharge, settle or satisfy any Proceeding which discharge, settlement or satisfaction would reasonably be expected to materially limit or restrict the operation of the business of the Company, any Company Sharing Company or any of their respective Subsidiaries (and after the Closing, Parent or any of its Subsidiaries);

          (q)   fail to timely make any retransmission consent election with any MVPDs that reported more than 50,000 paid subscribers to the Company or any of its Subsidiaries for March 2017 located in or serving the Company Stations' Markets; or

          (r)   agree, resolve or commit to do any of the foregoing.

        Parent and Merger Sub acknowledge and agree that: (i) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company's operations prior to the Closing, (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Merger Sub shall be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would violate any applicable Law.

        Section 5.2    Cubs Tax Dispute.     Notwithstanding anything to the contrary contained herein, the Company shall (a) use commercially reasonable efforts to conduct the Cubs Tax Dispute actively and diligently, (b) keep Parent reasonably informed of all substantive developments and events relating to the Cubs Tax Dispute (including by promptly forwarding copies to Parent of any correspondence or other materials sent to or received from the IRS with respect thereto), (c) provide Parent (and/or Parent's designated counsel or advisors) with an opportunity to review and comment on any substantive written filings or materials (including any correspondence) prepared by or on behalf of the Company in connection with the Cubs Tax Dispute, reasonably in advance of the submission of such filings or materials, (d) afford Parent (and/or Parent's designated counsel or advisors) the opportunity to participate as an observer in substantive discussions and meetings (including discussions regarding possible settlement) with the IRS or any court and (e) reasonably consult with Parent in connection with the prosecution and defense of the Cubs Tax Dispute; provided, however, that Parent's rights under this Section 5.2 shall not be permitted to unduly delay or impede the Company from complying with any deadline or judicial order imposed with respect to the Cubs Tax Dispute.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

        Section 6.1    Conduct of Parent.     From the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX, except as otherwise expressly permitted or contemplated by this Agreement, as set forth in Section 6.1 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, Parent shall, and shall cause each of its Subsidiaries to (i) conduct its business in all material respects in the ordinary course of business consistent with past practices and (ii) use its reasonable best efforts to maintain the Parent Station Licenses and the rights of it and its Subsidiaries thereunder. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier to occur of the Effective Time and the date of termination of this Agreement in accordance with Article IX, except as expressly contemplated by this Agreement, as set forth in Section 6.1 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, Parent shall not, nor shall it permit any of its Subsidiaries to:

          (a)   amend its certificate of incorporation, bylaws or other similar organizational documents (other than amendments to the organizational documents of any wholly owned Subsidiary of Parent that would not or would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the transactions contemplated hereby);

          (b)   (i) other than (x) dividends and other distributions by a direct or indirect Subsidiary of the Parent to Parent or any direct or indirect wholly owned Subsidiary of Parent or (y) regular quarterly cash dividends in respect of the Parent Common Stock and the Parent Class B Stock in an amount not to exceed $0.18 per share paid in the ordinary course (with record and payment dates consistent with the record and payment dates applicable to the applicable quarterly cash dividend in the year prior to the date hereof), declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity securities, (ii) split, recapitalize, subdivide, combine or reclassify the shares of Parent Common Stock or Parent Class B Stock or issue or authorize the issuance of any other securities in respect of, or in substitution for, outstanding shares of Parent Common Stock or Parent Class B Stock (other than the issuance of shares of Parent Common Stock upon conversion of shares of Parent Class B Stock) or (iii) purchase, redeem or otherwise acquire any shares of shares of Parent Common Stock or Parent Class B Stock, except, in the case of this clause (iii), for (A) redemptions, repurchases or acquisitions in connection with the exercise, vesting or settlement of Parent Equity Awards, and (B) acquisitions of shares of Parent Class B Stock as a result of the conversion of shares of Parent Class B Stock into shares of Parent Common Stock;

          (c)   issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Parent Securities, other than (u) issuances of up to 24,630,493 shares of Parent Common Stock (other than any issuance that would reasonably be expected to delay the consummation of the Merger); (v) the issuance of any shares of Parent Common Stock in connection with the Merger, (w) the issuance of shares of Parent Common Stock upon conversion Parent Class B Stock, and (x) the issuance of any shares of Parent Common Stock upon the exercise of stock options granted by Parent or vesting, payment and/or settlement of any other Parent Equity Awards that, in each case, are (A) outstanding on the date of this Agreement in accordance with the applicable terms thereof on the date of this Agreement or (B) granted following the date hereof in accordance with clause (z) below, (y) if required by an employment agreement with an employee of Parent or its Subsidiaries that is then in effect, and (z) the granting of Parent Equity Awards in the ordinary course of business;

          (d)   make any acquisition (whether by merger, consolidation or acquisition of stock or assets) of any interest in any Person or any division or assets thereof that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger, except for any acquisition (whether by merger, consolidation or acquisition of stock or assets) that was publicly announced prior to the date of this Agreement;

          (e)   adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Parent or any material Subsidiary of Parent;

          (f)    incur any indebtedness for borrowed money or guarantees thereof, other than intercompany indebtedness or as would not reasonably be expected to have an adverse impact on or delay the Financing; or

          (g)   agree, resolve or commit to do any of the foregoing.

The Company acknowledges and agrees that: (i) nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent's or Merger Sub's operations prior to the Closing, (ii) prior to the Closing, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of the Company shall be required with respect to any matter set forth in this Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent would violate any applicable Law.

        Section 6.2    Obligations of Merger Sub.     Parent shall cause Merger Sub to perform when due its obligations under this Agreement and to consummate the Merger pursuant to the terms and subject to the conditions set forth in this Agreement.

        Section 6.3    Director and Officer Indemnification.

          (a)   For a period of not less than six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless each former and present director or officer of the Company or any of its Subsidiaries (each, together with such person's heirs, executors or administrators, a "Company Indemnified Party") against any costs, expenses (including advancing attorneys' fees and expenses in advance of the final disposition of any actual or threatened claim to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer, director, or other fiduciary of the Company or any of its Subsidiaries or of any Person if such service was at the request of or for the benefit of the Company or any of its Subsidiaries, to the fullest extent permitted by Law and as provided in their respective certificates of incorporation, bylaws (or comparable organizational documents) or any indemnification agreement as in effect on the date of this Agreement and made available by the Company to Parent prior to the date of this Agreement. All rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in effect as of the date of this Agreement in favor of the Company Indemnified Parties shall survive the Merger and continue in full force and effect in accordance with their terms, and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all the terms thereof. Notwithstanding anything herein to the contrary, if any Company Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.3, the provisions of this Section 6.3 shall continue in effect with respect to such matter until the final disposition of all claims relating thereto. No Company Indemnified Party shall settle, compromise or consent to the entry of any judgment in any actual or threatened claim in respect of which indemnification has been sought by such Company Indemnified Party hereunder without the prior written consent of Parent not to be unreasonably withheld or delayed.

          (b)   For a period of not less than six years after the Effective Time, Parent, to the fullest extent permitted under applicable Law, shall cause to be maintained in effect the provisions in the certificates of incorporation and bylaws and comparable organizational documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor thereto) regarding elimination of liability, indemnification and advancement of expenses no less favorable to the Company Indemnified Parties than in effect as of immediately prior to the Effective Time, and, during such six year period, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party, except as required by applicable Law.

          (c)   Parent shall or shall cause the Surviving Corporation to either (i) continue to maintain in effect for a period of no less than six years after the Effective Time the Company's directors' and officers' insurance policies (the "D&O Insurance") in place as of the date of this Agreement or (ii) purchase comparable D&O Insurance (from a carrier with the same or better credit rating as the Company's D&O Insurance carrier) for such six-year period, in each case, with coverage for the persons who are covered by the Company's existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company's existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year (the "Premium Cap"); provided, further, that if the amount necessary to procure such insurance coverage exceeds the Premium Cap, the Company may purchase the most advantageous policy available for an amount not to exceed the Premium Cap. At the Company's option, the Company may purchase, prior to the Effective Time, a prepaid "tail policy" for a period of no more than six years after the Effective Time with coverage for the persons who are covered by the Company's existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company's existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 6.3(c); provided that the aggregate premium for such policies shall not exceed the Premium Cap; provided, further, that if the amount of annual premiums necessary to maintain or procure such insurance coverage exceeds the Premium Cap, the Company may procure and maintain for such six-year period the most advantageous policy available for an annual premium equal to the Premium Cap. In the event the Company elects to purchase such a "tail policy," the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such "tail policy"

  in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder.

          (d)   In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall cause the successors and assigns of Parent or the Surviving Corporation, as the case may be, to succeed to or assume the applicable obligations of such Party set forth in this Section 6.3.

          (e)   The provisions of this Section 6.3 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnified Parties and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.

        Section 6.4    Employee Matters.

          (a)   For a period beginning on the Closing Date and continuing thereafter for twelve months or if shorter, the period of employment of the relevant Employee (the "Continuation Period"), Parent shall provide, or shall cause the Surviving Corporation and its Subsidiaries to provide, each Employee (excluding any Employees represented by labor unions and/or covered by the Collective Bargaining Agreements) as of immediately prior to the Effective Time who continues employment with Parent or any of its Subsidiaries, including the Surviving Corporation, following the Closing (the "Continuing Employees"), with (i) base salary or other base cash compensation that are at least the same as, in the aggregate, the base salary or other base cash compensation that were provided to such Continuing Employee immediately prior to the Effective Time, (ii) short-term annual cash incentive compensation opportunities (other than equity or equity-based compensation) that are no less favorable than the short-term annual cash incentive compensation opportunities (other than equity or equity-based compensation) that were provided to such Continuing Employee immediately prior to the Effective Time and (iii) employee benefits (including, but not limited to, any severance, retention and any other termination pay and benefits plans, practices and policies applicable to each Continuing Employee) that are substantially comparable in the aggregate to those employee benefits as are provided to similarly situated employees of Parent or its Subsidiaries immediately prior to the Effective Time. Notwithstanding the foregoing and except as provided for in Section 6.4(c) , (x) Parent shall cause to be maintained through December 31, 2017 those 2017 annual (or other short-term) cash incentive award programs covering the Employees substantially in the form as in effect immediately prior to the Effective Time, and (y) from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor the accrued and vested obligations of the Surviving Corporation and its Subsidiaries as of the Effective Time under the Company Plans. The compensation and benefits for Continuing Employees who are covered by a Collective Bargaining Agreement shall be provided in accordance with the applicable Collective Bargaining Agreement as amended, extended or terminated from time to time in accordance with its terms and applicable Law. The Company and Parent agree to take the actions described on Section 6.4(a) of the Company Disclosure Letter.

          (b)   Prior to the Closing, the Company and its Subsidiaries, as applicable, shall use reasonable best efforts to comply in all material respects with all notice, consultation, effects bargaining or other bargaining obligations to any labor union, labor organization, works council or group of employees of the Company and its Subsidiaries in connection with the Merger. Each of Parent and the Company agree to reasonably cooperate with each other in order to comply with such obligations.

          (c)   For purposes of eligibility, vesting, level of benefits and benefit accrual (but not for benefit accruals under defined benefit pension plans or post-retirement benefit plans) under the employee benefit plans, programs and arrangements established or maintained by Parent and its Subsidiaries (including the Surviving Corporation) in which Continuing Employees may become eligible to participate in after the Closing (the "New Benefit Plans"), each Continuing Employee shall be credited with the same amount of service as was credited by the Company immediately prior to the Effective Time under similar or comparable Company Plans in which such Continuing Employee participated immediately prior to the Effective Time (except to the extent such credit would result in a duplication of benefits or compensation). In addition, and without limiting the generality of the foregoing and subject to the terms and conditions of the applicable New Benefit Plans, (i) with respect to any New Benefit Plans in which the Continuing Employees may be eligible to participate following the Closing, each Continuing Employee will be eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under a similar or comparable Company Plan in which such Continuing Employee was participating immediately before such commencement of participation and (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to, for the applicable plan year in which the Closing occurs, (A) cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Plan in which such Continuing Employee participated immediately prior to the Effective Time and (B) subject to the terms and conditions of the New Benefit Plans, Parent shall use reasonable best efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such Continuing Employee's participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan.

          (d)   Annual short-term cash bonuses in respect of the year that the Closing Date occurs, if any, shall be paid to employees of the Company and its Subsidiaries in amounts calculated on the basis of actual performance for the applicable performance period determined and calculated in substantially the same manner as with respect to prior performance periods, with such payments to be made as soon as practicable after the finalization of the audited financial statements for the applicable fiscal year (the "Bonus Payment Date"); provided, however, that if the employment of any such employee who is eligible for an annual short-term cash bonus is terminated by Parent, the Company or any of their respective Subsidiaries, as applicable, without Cause (as defined in the Company's 2016 Incentive Compensation Plan) prior to the payment of the annual short-term cash bonus in respect of 2017, such employee shall be eligible to receive payment of an annual short-term cash bonus in respect of 2017, in amounts calculated on the basis of actual performance for the 2017 performance period determined and calculated in substantially the same manner as with respect to prior performance periods, with such amount to be prorated to reflect the portion of the 2017 performance period that the terminated employee was employed by Parent, the Company or any of their respective Subsidiaries prior to the date of termination of employment and paid on the applicable Bonus Payment Date. In all cases covered by this Section 6.4(d), the Company shall accrue such bonuses on its financial statements for each relevant period and shall make customary adjustments in the amount of such accruals in accordance with GAAP.

          (e)   The terms of this Section 6.4 are included for the sole benefit of the Parties and shall not confer any rights or remedies upon any Continuing Employee or former employee of the Company or any of its Subsidiaries, any participant or beneficiary in any Company Plan or any other Person or Governmental Authority (whether as a third party beneficiary or otherwise) other than the Parties hereto. Nothing contained in this Section 6.4 shall (i) constitute or be deemed to constitute establishment of or an amendment to or termination of any Company Plan or other compensation or benefit plan, policy, program, Contract or arrangement, (ii) obligate Parent or any of its Subsidiaries (including the Surviving Corporation) to retain the employment or service of (or provide any term or condition of employment or service to) any particular Employee or other Person or (iii) prevent Parent or any of its Subsidiaries (including the Surviving Corporation) from amending, modifying or terminating any Company Plan, Parent Plan, New Benefit Plan or other benefit or compensation plan, policy, program, Contract or arrangement, to the extent such amendment, modification, or termination is permitted by the terms of the applicable plan, policy, program, Contract, or arrangement.

          (f)    As soon as practicable, but in no event later than thirty (30) days after the date hereof, the Company will make available to Parent true and correct copies of preliminary Section 280G calculations (based on the assumptions set forth in the applicable calculations) with respect to each "disqualified individual" (within the meaning of Section 280G of the Code) who is reasonably likely to receive payments or benefits in connection with the transactions contemplated by this Agreement that possibly would not be deductible under Section 280G of the Code.

        Section 6.5    Merger Sub.     Parent will take all actions necessary to (a) form the Merger Sub and cause Merger Sub to execute and deliver a Joinder Agreement within one Business Day after the date hereof; (b) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement; and (c) ensure that Merger Sub prior to the Effective Time shall not conduct any business, incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

ARTICLE VII

COVENANTS OF PARENT AND THE COMPANY

        Section 7.1    Efforts.

          (a)   Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement, including (i) preparing and filing, in consultation with the other Parties, as promptly as reasonably practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party, in each case, that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement (including the Station Disposition) (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Merger pursuant to Article VIII).

          (b)   In connection with the Merger and the other transactions contemplated hereby, to the extent requested by Parent, the Parties shall use their reasonable best efforts to consummate the disposition of the Company Stations identified on Section 7.1(b) of the Parent Disclosure Letter in the manner set forth on Section 7.1(b) of the Parent Disclosure Letter and such contracts and assets related thereto as shall be reasonably determined by Parent (such disposition, the "Station

  Disposition"), whether or not such dispositions are necessary, proper or advisable to obtain the approvals, consents, registrations, permits, authorizations and other confirmations otherwise required to be obtained from any Governmental Authority to consummate and make effective the Merger. Without limiting the generality of the foregoing, the Company shall, and shall cause its Representatives to, cooperate in good faith with Parent and its Representatives and supply Parent and its Representatives with information, and enter into such agreements and documents, necessary or appropriate to facilitate the Station Disposition. Parent shall be entitled to direct, in consultation with the Company, the process for the Station Disposition. Notwithstanding anything to the contrary contained in this Section 7.1(b), none of the Company nor any of its Subsidiaries shall be obligated to consummate a Station Disposition, unless such Station Disposition is contingent upon the Closing.

          (c)   To the extent requested by Parent, the Company shall and shall cause its Subsidiaries to, assign the options under option agreements with the Company Sharing Companies and their equityholders to one or more of Parent's Affiliates or other designees of Parent, and take such other actions reasonably requested by Parent to cause one or more of the Company Stations licensed to a Company Sharing Company and subject to a Sharing Agreement with the Company or its Subsidiaries to be acquired by one or more of Parent's Affiliates or other designees, as applicable (each such assignment and/or acquisition, a "Sharing Station Acquisition"). Without limiting the generality of the foregoing, the Company shall, and shall cause its Representatives to, cooperate in good faith with Parent and its Representatives and supply Parent and its Representatives with information, and enter into such agreements and documents, necessary or appropriate to facilitate each Sharing Station Acquisition. Notwithstanding anything to the contrary contained in this Section 7.1(c), none of the Company nor any of its Subsidiaries shall be obligated to consummate a Sharing Station Acquisition, unless such Sharing Station Acquisition is contingent upon the Closing.

          (d)   In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) make, as promptly as reasonably practicable appropriate filings of Notification and Report Forms pursuant to the HSR Act with respect to the transactions contemplated by this Agreement; provided that the filing by each of Parent and the Company of a Notification and Report Form pursuant to the HSR Act with respect to the Merger shall be made within 10 Business Days of the date of this Agreement, unless a later date is agreed to in writing by both Parent and the Company and (ii) make, as promptly as reasonably practicable, the FCC Applications with respect to the transactions contemplated by this Agreement; provided that the FCC Applications with respect to the Merger shall be made within 20 Business Days of the date of this Agreement, unless a later date is agreed to in writing by both Parent and the Company. Each of the Company and Parent shall supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the foregoing, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods regarding the foregoing as soon as practicable. The Company and Parent shall each request early termination of the waiting period with respect to the Merger, the Stations Divestitures and any Sharing Station Acquisitions under the HSR Act. The Company and Parent shall each pay 50% of the filing fees payable under the HSR Act and FCC filing fees by the Company, Parent and each of their Subsidiaries relating to the Merger, irrespective of whether the transactions contemplated by this Agreement are consummated.

          (e)   Except as prohibited by applicable Law or Order, each of Parent and the Company shall (i) cooperate and consult with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform the other Party of (and if in writing, supply to the other Party) any substantive communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, the FCC or any other similar Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) consult with each other prior to taking any material position with respect to the filings under the HSR Act (or any other Competition Law), the Communications Act and the FCC Rules in discussions with or filings to be submitted to any Governmental Authority, (iv) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act (or any other Competition Law), the Communications Act and the FCC Rules and (v) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement or the transactions contemplated hereby under the HSR Act (or any other Competition Law), the Communications Act and the FCC Rules; provided that Parent shall be entitled to direct, in consultation with the Company, the timing for making, and approve (such approval not to be unreasonably withheld) the content of, any filings with or presentations or submissions to any Governmental Authority relating to this Agreement or the transactions contemplated hereby and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities relating to this Agreement or the transactions contemplated hereby.

          (f)    The Company and Parent acknowledge that, to the extent reasonably necessary to expedite the grant by the FCC of any application for renewal of any FCC License with respect to any Company Station and thereby to facilitate the grant of the FCC Consent with respect to such Company Station, each of the Company, Parent and their applicable Subsidiaries shall be permitted to enter into tolling agreements with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Company Station in connection with (i) any pending complaints that such Company Station aired programming that contained obscene, indecent or profane material or (ii) any other enforcement matters against such Company Station with respect to which the FCC may permit the Company or Parent (or any of their respective Subsidiaries) to enter into a tolling agreement.

          (g)   If the Closing shall not have occurred for any reason within the original effective periods of the FCC Consent, and neither party shall have terminated this Agreement pursuant to the terms hereof, the Company and Parent shall use their reasonable best efforts to obtain one or more extensions of the effective period of the FCC Consent to permit consummation of the transactions hereunder. Upon receipt of the FCC Consent, the Company and Parent shall use their respective reasonable best efforts to maintain in effect the FCC Consent to permit consummation of the transactions hereunder. No extension of the FCC Consent shall limit the right of the Company and Parent to terminate this Agreement pursuant to the terms hereof.

          (h)   Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Company and Parent shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of the Merger (including with respect to any of the actions referred to in Section 7.1(a)) without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep the non-participating Party reasonably apprised with respect thereto.

          (i)    Subject to Section 7.1(j), Parent shall use reasonable best efforts to take action to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably practicable, including (i) the prompt use of its reasonable best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including (A) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, (B) the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests therein of Parent or any of its Subsidiaries (including, after the Closing, the Company and its Subsidiaries) (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto, including the entry into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into commitments and obligations) (hereinafter referred to as the "Station Divestitures") and (C) the proffer and agreement by Parent of its willingness to take such other actions, and promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto, including the entry into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into commitments and obligations) (each an "Approval Action"), including, in the case of clause (B) and (C), the Approval Actions listed on Section 7.1(i) of the Parent Disclosure Letter, in each case if such action is necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any Proceeding in any forum or (y) issuance of any Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Governmental Authority and (ii) the prompt use of its reasonable best efforts to take, in the event that any permanent or preliminary Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement (including the Station Divestitures) in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement (including the Station Divestitures), any and all steps (including the appeal thereof and the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

          (j)    Notwithstanding anything herein to the contrary, nothing set forth in this Section 7.1 or otherwise in this Agreement shall:

              (i)  require, or be construed to require the Company, Parent or any of their respective Subsidiaries to take, or agree to take, any Approval Action, unless such Approval Action shall be conditioned upon the consummation of the Merger;

             (ii)  permit the Company or any of its Subsidiaries to agree or consent to or approve (without the prior consent of Parent, which need only be granted to the extent otherwise required hereunder) any Approval Action; or

            (iii)  require or be construed to require Parent or any of its Subsidiaries to agree to take or consent to the taking of any Approval Actions other than (x) the Approval Actions listed on Section 7.1(i) of the Parent Disclosure Letter and (y) such other Approval Actions (not involving the divestitures of Parent Stations or Company Stations or the modification or termination of Sharing Agreements or related option agreements) that would not reasonably be expected to result in an Approval Material Adverse Effect.

          (k)   For purposes of this Section 7.1, "Approval Material Adverse Effect" means a material adverse effect on the financial condition or results of operations of Parent and its Subsidiaries, taken as a whole (including, after the Closing, the Company and its Subsidiaries).

        Section 7.2    Preparation of SEC Documents; Stockholders' Meetings.

          (a)   Registration Statement and Prospectus.

              (i)  As promptly as practicable following the date hereof, and in any event within 30 Business Days following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Registration Statement, in which the Proxy Statement will be included. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Proxy Statement and the Registration Statement. The Company will cause the Proxy Statement to be mailed to stockholders of the Company promptly after the Registration Statement is declared effective under the Securities Act.

             (ii)  All filings by the Company or Parent with the SEC in connection with the transactions contemplated hereby and all mailings to the stockholders of the Company in connection with the Merger shall be subject to the prior review and comment by the other party.

            (iii)  Each of Parent and the Company shall (A) as promptly as practicable notify the other of (1) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement or the Registration Statement (including the time when the Registration Statement becomes effective and the issuance of any stop order or suspension of qualifications of the Parent Share Issuance) and (2) any request by the SEC for any amendment or supplements to the Proxy Statement or the Registration Statement or for additional information with respect thereto and (B) supply each other with copies of (1) all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the Merger and (2) all Orders of the SEC relating to the Registration Statement.

            (iv)  Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (B) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the meeting of the stockholders of the

    Company (the "Company Stockholders' Meeting") contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

             (v)  If at any time prior to the Effective Time any information relating to the Company, Parent or Merger Sub or any of their respective Affiliates, directors or officers is discovered by the Company, Parent or Merger Sub, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company and Parent.

          (b)   The Company shall duly give notice of, convene and hold the Company Stockholders' Meeting as promptly as practicable following the date the Registration Statement is declared effective under the Securities Act, for the purpose of seeking the Company Stockholder Approval and shall, subject to Section 7.3, (i) recommend to its stockholders the adoption of this Agreement and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit such adoption and obtain the Company Stockholder Approval. Once the Company Stockholders' Meeting has been called and noticed, the Company shall not adjourn or postpone the Company Stockholders' Meeting without the consent of Parent other than (x) to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its stockholders in advance of a vote on the adoption of this Agreement, or (y) if, as of the time for which the Company Stockholders' Meeting is originally scheduled, there are insufficient shares of Company Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting; provided that in the case of either clause (x) or (y), the Company Stockholders' Meeting shall only be adjourned or postponed for a minimum period of time reasonable under the circumstances (it being understood that any such adjournment or postponement shall not affect the Company's obligation to hold the Company Stockholders' Meeting as aforesaid). The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders' Meeting are solicited in compliance with applicable Law. Without limiting the generality of the foregoing, the Company's obligations pursuant to this Section 7.2(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal or by a Company Adverse Recommendation Change, unless this Agreement has been terminated in accordance with Section 9.1(d)(iii) .

          (c)   Except to the extent expressly permitted by Section 7.3(e), (i) the Company Board shall recommend that its stockholders vote in favor of the adoption of this Agreement at the Company Stockholders' Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Company Board has recommended that the stockholders of the Company vote in favor of approval of the Merger and the adoption of this Agreement at the Company Stockholders' Meeting and (iii) neither the Company Board nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of its board of directors that stockholders of the Company vote in favor of the adoption of this Agreement.

        Section 7.3    No Solicitation by the Company.

          (a)   From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX, and except as otherwise specifically provided for in this Agreement, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit any of its officers, directors, employees or Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent, its Affiliates and their respective Representatives) any nonpublic information relating to the Company and its Subsidiaries, in connection with any Company Acquisition Proposal, (iii) approve or recommend, or make any public statement approving or recommending, a Company Acquisition Proposal or, subject to Section 7.3(e), effect a Company Adverse Recommendation Change, (iv) enter into any letter of intent, merger agreement or other similar agreement providing for a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (each an "Alternative Company Acquisition Agreement"), (v) submit any Company Acquisition Proposal to a vote of the stockholders of the Company or (vi) resolve or agree to do any of the foregoing.

          (b)   Notwithstanding the limitations set forth in Section 7.3(a), if, prior to the time the Company Stockholder Approval is obtained, the Company receives a bona fide written Company Acquisition Proposal, which has not resulted from a material breach of this Section 7.3, that the Company Board determines in good faith, after consultation with the Company's outside financial advisors and outside legal counsel, (i) is or would reasonably be expected to lead to a Superior Company Proposal and (ii) failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law, then the Company may, in response to such Company Acquisition Proposal, furnish nonpublic information relating to the Company and its Subsidiaries to the Person or group (or any of their Representatives) making such Company Acquisition Proposal and engage in discussions or negotiations with such Person or group and their Representatives regarding such Company Acquisition Proposal; provided that (x) prior to furnishing any nonpublic information relating to the Company and its Subsidiaries to such Person or group or their respective Representatives, the Company enters into an Acceptable Confidentiality Agreement with the Person or group making such Company Acquisition Proposal and (y) promptly (but not more than one Business Day) after furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives). Notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries and the Company's Representatives may in any event inform a Person or group that has made or, to the Knowledge of the Company, is considering making, a Company Acquisition Proposal of the provisions of this Section 7.3.

          (c)   The Company shall promptly (and in any event within one Business Day) notify Parent after receipt of any Company Acquisition Proposal, any inquiry or proposal that would reasonably be expected to lead to a Company Acquisition Proposal or any inquiry or request for nonpublic information relating to the Company and its Subsidiaries by any Person who has made or would reasonably be expected to make a Company Acquisition Proposal and provide to Parent copies of all material correspondence and written materials sent or provided to the Company or any of its Subsidiaries relating to such Company Acquisition Proposal or such inquiry or proposal. Such notice shall indicate the identity of the Person making the proposal or offer, the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request. Thereafter, the Company shall keep Parent reasonably informed, on a prompt basis (and in any event within one Business Day), regarding any material changes to the status and material terms of any such proposal or offer (including any material amendments thereto or any material change to the scope or material terms or conditions thereof), and provide to Parent copies of all material correspondence and written materials sent or provided to the Company or any of its Subsidiaries relating to such proposal or offer.

          (d)   The Company shall, and shall cause each of its Subsidiaries to, and shall direct its Representatives to, immediately (i) cease any existing discussions or negotiations with any Person with respect to a Company Acquisition Proposal, (ii) terminate access for any Person (other than Parent, its Affiliates and their respective Representatives) to any data room and (iii) request the return or destruction of any non-public information provided to any Person (other than Parent, its Affiliates and their respective Representatives) in connection with a potential Company Acquisition Proposal.

          (e)   Notwithstanding anything to the contrary in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board may effect a Company Adverse Recommendation Change (and, in the case of a Company Acquisition Proposal that was unsolicited after the date of this Agreement and that did not result from a material breach of this Section 7.3, terminate this Agreement pursuant to Section 9.1(d)(iii) and concurrently pay the fee required by Section 9.3 in order to enter into a definitive agreement in connection with a Superior Company Proposal) if: (i) (A) a Company Acquisition Proposal is made to the Company after the date of this Agreement and such Company Acquisition Proposal is not withdrawn prior to such Company Adverse Recommendation Change or (B) there has been an Intervening Event; (ii) in the case of a Company Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company's outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Superior Company Proposal; and (iii) the Company Board concludes in good faith, after consultation with the Company's outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Laws.

          (f)    Prior to making any Company Adverse Recommendation Change or entering into any Alternative Company Acquisition Agreement, (i) the Company Board shall provide Parent at least four Business Days' prior written notice of its intention to take such action, which notice shall specify, in reasonable detail, the reasons therefor and, in the case of a Company Acquisition Proposal, the material terms and conditions of such proposal, including a copy of any proposed definitive agreement; (ii) during the four Business Days following such written notice, the Company Board and its Representatives shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by Parent in response to such Superior Company Proposal or Intervening Event, as applicable; and (iii) at the end of the four Business Day period described in the foregoing clause (ii), the Company Board concludes in good faith, after consultation with the Company's outside legal counsel and outside financial advisors (and taking into account any legally binding (if accepted by the Company) adjustment or modification of the terms of this Agreement proposed in writing by Parent), that, as applicable (A) the Company Acquisition Proposal continues to be a Superior Company Proposal or (B) the Intervening Event continues to warrant a Company Adverse Recommendation Change and, in each case, that failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Laws. After compliance with the foregoing sentence, the Company shall have no further obligations under the foregoing sentence, and the Company Board shall not be required to comply with such obligations with respect to any other Superior Company Proposal or Intervening Event.

          (g)   Nothing contained in this Agreement shall prohibit the Company Board from taking and disclosing to their stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or

  Rule 14d-9 promulgated under the Exchange Act; provided, however, that this Section 7.3(g) shall not permit the Company Board to effect a Company Adverse Recommendation Change except to the extent otherwise permitted by this Section 7.3. For the avoidance of doubt, any "stop, look and listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not constitute a Company Adverse Recommendation Change.

        Section 7.4    No Solicitation by Parent.     From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX, Parent shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit any of its officers, directors, employees or Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer which constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal or (ii) participate in any discussions, negotiations regarding, or furnish to any Person (other than the Company, its Affiliates and their respective Representatives) any nonpublic information relating to Parent and its Subsidiaries, in connection with any Parent Acquisition Proposal.

        Section 7.5    Public Announcements.     The initial press release with respect to the execution of this Agreement and the transactions contemplated hereby shall be a joint press release. Thereafter, so long as this Agreement is in effect, neither Parent nor the Company, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public statement relating to the Merger or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement, in which event such Party shall provide, on a basis reasonable under the circumstances, an opportunity to the other Party to review and comment on such press release or other announcement in advance, and shall give reasonable consideration to all reasonable comments suggested thereto. None of the limitations set forth in this Section 7.5 shall apply to any disclosure of any information (a) in connection with or following a Company Acquisition Proposal, Parent Acquisition Proposal, Company Adverse Recommendation Change or Parent Adverse Recommendation Change and matters related thereto, (b) in connection with any dispute between the Parties relating to this Agreement or (c) consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 7.5.

        Section 7.6    Notices of Certain Events.     Each of the Company and Parent shall promptly notify and provide copies to the other of (a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, (b) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Merger or the other transactions contemplated by this Agreement, (c) any Proceeding or investigation, commenced or, to its Knowledge, threatened against, the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that would be reasonably likely to (i) prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the Merger set forth in Article VIII to be satisfied, or (d) the occurrence of any event which would or would be reasonably likely to (i) prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the Merger set forth in Article VIII to be satisfied; provided that the delivery of any notice pursuant to this Section 7.6 shall not (x) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party hereunder or (y) update any section of the Company Disclosure Letter or the Parent Disclosure Letter.

        Section 7.7    Access to Information.

          (a)   From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article IX, upon reasonable advance notice and subject to applicable Law, (1) the Company shall (and shall cause its Subsidiaries to) afford to Parent, its Affiliates and its officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) ("Representatives") reasonable access during normal business hours, to all of its and its Subsidiaries' properties, books, Contracts, commitments, records, officers and employees and, during such period the Company shall (and shall cause its Subsidiaries to) furnish to Parent all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel (including for the purposes of Parent obtaining an insurance policy relating to the Cubs Tax Dispute) as Parent may reasonably request and (2) Parent shall afford the Company, its officers and employees reasonable access during normal business hours, to Parent's corporate level employees and consider in good faith access to all other information and personnel concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as the Company may reasonably request; provided that the Party receiving such request may restrict the foregoing access and the disclosure of information to the extent that, in the good faith judgment of such Party, (i) any Law applicable to such Party or its Subsidiaries requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) the information is subject to confidentiality obligations to a Third Party, (iii) disclosure of any such information or document could result in the loss of attorney-client privilege or (iv) such access would unreasonably disrupt the operations of such Party or any of its Subsidiaries. Each Party shall use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (b)   With respect to the information disclosed pursuant to Section 7.7(a), each of Parent and the Company shall comply with, and shall cause such party's Representatives to comply with, all of its obligations under the Confidentiality Agreement, which agreement shall remain in full force and effect in accordance with its terms.

        Section 7.8    Section 16 Matters.     Prior to the Effective Time, Parent and the Company shall use reasonable best efforts to take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

        Section 7.9    Stock Exchange Listing of Parent Common Stock and De-listing of Company Stock; Exchange Act Deregistration.     Parent shall use reasonable best efforts to cause the Parent Common Stock issuable in the Parent Share Issuance to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date. Parent shall also use its reasonable best efforts to obtain all necessary state securities Law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Parent shall, with the reasonable cooperation of the Company, take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Class A Stock from the NYSE and the deregistration of the Class A Stock and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time.

        Section 7.10    Stockholder Litigation.     Each Party shall promptly notify the other Party in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought against such Party, its Subsidiaries and/or any of their respective directors and shall keep the other Party informed on a reasonably current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, at its expense and subject to a customary joint defense agreement, in the defense or settlement of any such litigation, and the Company shall not settle any such litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Without limiting in any way the Parties' obligations under Section 7.1, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 7.10.

        Section 7.11    Takeover Statutes.     The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any other transaction contemplated hereby and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated hereby.

        Section 7.12    Financing and Financing Cooperation.

          (a)   Parent shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing on the terms and conditions specified in the Commitment Letters or any Substitute Debt Financing (and, in any event, no later than the time at which the Closing is required to occur pursuant to Section 2.2), including using its reasonable best efforts to (i)(A) maintain in effect the Commitment Letters and comply with all of their respective covenants and obligations thereunder, (B) negotiate and, assuming all conditions to Closing set forth in Section 8.1 and Section 8.2 hereof have been satisfied, enter into and deliver definitive agreements with respect to the Financing reflecting the terms and conditions contained in the Commitment Letters, so that such agreements are in effect no later than the time at which the Closing is required to occur pursuant to Section 2.2 and (C) enforce their rights under the Commitment Letters and (ii) satisfy on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are in Parent's (or its Subsidiaries') control. In the event that all conditions set forth in Article VIII have been satisfied or waived or, upon funding shall be satisfied or waived, and the Closing should otherwise occur pursuant to Section 2.2, Parent and its Affiliates shall use their reasonable best efforts to cause the Persons providing the Financing (the "Debt Financing Parties") to fund the Financing at the Effective Time.

          (b)   Parent shall use reasonable best efforts to keep the Company informed on a current basis of the status of the Financing and material developments with respect thereto and provide the Company promptly (and in no event later than one Business Day) with copies of any material definitive agreements related to the Financing. Without limiting the foregoing, Parent shall promptly (and in no event later than one Business Day) after obtaining knowledge thereof, give the Company written notice of any (i) breach or default by Parent, its Affiliates, any Debt Financing Party or any other party to the Commitment Letters or any definitive document related to the Financing (or any event or circumstance, with or without notice, lapse of time, or both, would give rise to any breach or default), (ii) threatened or actual withdrawal, repudiation, expiration, intention not to fund or termination of or relating to the Commitment Letters or the Financing, (iii) material dispute or disagreement between or among any parties to the Commitment Letters or any definitive document related to the Financing that could reasonably be expected to affect the availability of the Financing at Closing or (iv) if for any reason Parent in good faith no longer believes it will be able to obtain all or any portion of the Financing needed to consummate the Merger at the Effective Time. Parent may amend, modify, terminate, assign or agree to any waiver under the Commitment Letters without the prior written approval of the Company, provided that Parent shall not, without the Company's prior written consent, permit any such amendment, modification, assignment, termination or waiver to be made to, or consent to or agree to any waiver of, any provision of or remedy under the Commitment Letters which would (A) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount), (B) impose new or additional conditions to the Financing or otherwise expand, amend or modify any of the conditions to the Financing or (C) otherwise expand, amend, modify or waive any provision of the Commitment Letters or the Financing in a manner that in the case of this clause (C) would reasonably be expected to (I) delay, prevent or make less likely the consummation of the Merger or the funding of the Financing (or satisfaction of the conditions to the Financing) at the Effective Time, (II) adversely impact the ability of Parent to enforce its rights against the Debt Financing Parties or any other parties to the Commitment Letters or the definitive agreements with respect thereto or (III) adversely affect the ability of Parent to timely consummate the Merger and the other transactions contemplated hereby; provided further that the Commitment Letters may be amended to add additional Financing Sources. In the event that new commitment letters and/or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Commitment Letters permitted pursuant to this Section 7.12(b), such new commitment letters and/or fee letters shall be deemed to be a part of the "Financing" and deemed to be the "Commitment Letters" for all purposes of this Agreement. Parent shall promptly (and in any event no later than one Business Day) deliver to the Company true, correct and complete copies of any termination, amendment, modification or replacement of the Commitment Letters. If funds in the amounts set forth in the Commitment Letters, or any portion thereof, become unavailable, Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to, (x) notify the Company in writing thereof, (y) use their respective reasonable best efforts to obtain substitute financing sufficient to enable Parent to consummate the payment of the aggregate Cash Consideration pursuant to the Merger and the other transactions contemplated thereby in accordance with the terms hereof (the "Substitute Debt Financing") and (z) use their respective reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Debt Financing and, promptly after execution thereof (and, in any event, no later than one Business Day), deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters and related definitive financing documents with respect to such Substitute Debt Financing. Upon obtaining any commitment for any such Substitute Debt Financing, such financing shall be deemed to be a part of the "Financing" and any commitment letter for such Substitute Debt Financing shall be deemed the "Commitment Letters" for all purposes of this Agreement.

          (c)   Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Commitment Letters.

          (d)   Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub expressly acknowledge and agree that neither Parent's nor Merger Sub's obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining the Financing, any Substitute Debt Financing or any other financing.

          (e)   The Company and its Subsidiaries shall use their reasonable best efforts to, and to cause their Representatives to use reasonable best efforts to, provide to Parent such customary cooperation as may be reasonably requested by Parent to assist Parent in arranging the Financing, including:

    (1)
    assisting in preparation for and participation in, upon reasonable advance notice and at reasonable times, a reasonable number of meetings and calls (including customary one-on-one meetings with parties acting as lead arrangers, bookrunners or agents for, and prospective lenders of, the Financing), rating agency presentations, road shows and due diligence sessions (including accounting due diligence sessions) and assisting Parent in obtaining ratings (but not any specific ratings) in respect of Parent and public ratings in respect of any debt issued as part of the Financing from Standard & Poor's Financial Services LLC and Moody's Investors Service, Inc.;

    (2)
    assisting Parent and its potential financing sources in the preparation of (A) customary bank information memoranda, customary offering documents and other customary disclosure and similar marketing documents for any of the Financing, including the execution and delivery of customary authorization and representation letters in connection with the disclosure and marketing materials relating to the Financing authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders and identifying any portion of such information that constitutes material, nonpublic information regarding the Company or its Subsidiaries or their respective securities (in each case in accordance with customary syndication practices) and containing a representation that (to the extent accurate) the public-side version does not include material non-public information about the Company and its Subsidiaries or their respective securities and (B) customary materials for rating agency presentations for the Financing;

    (3)
    delivering to Parent the Required Financial Information;

    (4)
    delivering to Parent and its potential financing sources as promptly as reasonably practicable such pertinent financial and other customary information (including assistance with preparing projections, financial estimates, forecasts and other forward-looking information) to the extent reasonably requested by Parent or identified in paragraph 5 of Exhibit C to the Bank Commitment Letter, paragraph 5 or 8 of Exhibit C to the Bridge Commitment Letter in connection with the preparation of customary disclosure and marketing materials, as applicable, and assisting Parent in preparing pro forma (A) balance sheets and related notes as of the most recently completed interim period ended at least forty-five (45) days before the Closing Date (or ninety (90) days in case such period includes the end of the Company's fiscal year), (B) income statements and related notes for the most recently completed fiscal year, for the most recently completed interim period and for the twenty-four (24) month period ending on the last day of the most recently completed four (4) fiscal quarter period ended at least forty-five (45) days before the Closing Date (or ninety (90) days in case such period includes the end of the Company's fiscal year), and (C) any other pro forma financial statements, and for any periods, that would be required in accordance with Article 11 of Regulation S-X under the Securities Act, including, without limitation, explanatory footnotes of the type set forth in such article, that are customarily included in disclosure and marketing materials relating to the Financing, prepared after giving effect to the transactions described in this Agreement and the Commitment Letter as if such transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statements of income); provided that none of the Company, any of its Subsidiaries or any of their Representatives shall be responsible in any manner for information relating to the Parent and its Subsidiaries or the proposed debt and equity capitalization that is required for such pro forma financial information;

    (5)
    causing its independent registered public accounting firm to provide customary assistance with the due diligence activities of Parent and its Financing Sources and the preparation of any pro forma financial statements to be included in the documents referred to in clause (4) above, and customary consents to the use of audit reports in any disclosure and marketing materials relating to the Financing and related government filings and furnishing the information necessary to enable the applicable accountants to deliver customary "comfort" letters (including "negative assurance" comfort) of the type described in the definition of "Required Financial Information";

    (6)
    using commercially reasonable efforts to ensure that the Financing benefits from the existing lending relationships of the Company and its Subsidiaries;

    (7)
    assisting to identify the steps for repayment on the Closing Date of the Company Indebtedness (other than any Company Indebtedness identified by the Parent as intended to remain outstanding following the Closing Date) and cooperating with any back-stop, "roll-over" or termination of any existing letters of credit thereunder (and the release and discharge of all related liens and security interests), by providing to Parent at least three (3) Business Days prior to Closing customary pay-off letters (in substantially final form and with executed copies thereof to follow concurrently with the Closing), UCC-3 financing statements, filings with the United States Patent and Trademark and/or Copyright Office, and other similar and related ancillary agreements as are necessary in connection with the Financing (it being understood that no such documentation shall become effective until the Effective Time);

    (8)
    [reserved];

    (9)
    executing and delivering as of, but not effective before, the Effective Time, and subject in each case to the "Conditionality Provision" in the Commitment Letter: customary definitive financing documentation as may be reasonably requested by Parent, including pledge and security documents, guarantees, customary officer's certificates, instruments, copies of any existing surveys, UCC financing statements, filings, security agreements, control agreements, title insurance and other matters ancillary to, or required in connection with, the Financing (including delivering stock certificates for certificated securities with transfer powers executed in blank) of the Company and its domestic Subsidiaries to the extent required on the Closing Date by the terms of the Financing;

    (10)
    taking all corporate or organizational actions reasonably requested by Parent that are necessary to permit the consummation of the Financing (subject in each case to the "Conditionality Provision" in the Commitment Letter), including with respect to corporate actions of the Surviving Corporation to be effected immediately following the Effective Time, and to permit the cash at the Company and its Subsidiaries, if any, to be made available on the Closing Date to consummate the transactions contemplated hereby, including the repayment of outstanding Indebtedness of the Company and its Subsidiaries; provided that the foregoing shall not require the adoption of any corporate resolutions or actions that would be effective prior to the Effective Time; and

    (11)
    at least three (3) Business Days prior to the Closing Date, providing all documentation and other information relating to the Company and its Subsidiaries to be required by applicable "know your customer" and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested by Parent at least ten (10) Business Days prior to the Closing Date;

    provided that (i) no such cooperation shall be required to the extent that it would (A) require the Company to take any action that in the good faith judgment of the Company unreasonably interferes with the ongoing business or operations of the Company and/or its Subsidiaries, (B) require the Company or any of its Subsidiaries to incur any fee, expense or other liability prior to the Effective Time for which it is not promptly reimbursed or indemnified by Parent, (C) cause any representation or warranty of the Company in this Agreement to be breached, (D) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this

    Agreement by the Company, (E) be reasonably expected to cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability or (F) cause any breach of any applicable Law or any Contract to which the Company or any of its Subsidiaries is a party and (ii) the Company and its Subsidiaries shall not be required to enter into, execute, or approve any agreement or other documentation prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing (other than the execution of customary authorization and representation letters). Notwithstanding anything contained in this Agreement to the contrary, the condition set forth in Section 8.2(b), as applied to the Company's obligations under this Section 7.12(e), shall be deemed to be satisfied unless the Financing has not been obtained as a direct result of the Company's material breach of its obligations under this Section 7.12(e).

          (f)    The Company hereby consents to the use of all of its and its Subsidiaries' logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and subject to the prior review by, and consent of, the Company (such consent not to be unreasonably withheld or delayed). In addition, the Company agrees to use reasonable best efforts to supplement the written information (other than information of a general economic or industry specific nature) concerning the Company and its Subsidiaries provided pursuant to this Section 7.12 to the extent that any such information, to the knowledge of the Company contains any material misstatements of fact or omits to state any material fact necessary to make such information concerning the Company and its Subsidiaries, taken as a whole, not misleading in any material respect promptly after gaining knowledge thereof.

          (g)   Between the date of this Agreement and the Effective Time, as soon as promptly as practicable after receipt of any written request by Parent to do so, the Company shall:

              (i)  commence a consent solicitation to amend, eliminate or waive certain sections of the Company Indenture as specified by Parent (a "Consent Solicitation"), with respect to all of the outstanding Company Notes on such terms and conditions, including with respect to consent fees, that are proposed by Parent; provided that Parent shall consult with the Company and afford the Company a reasonable opportunity to review the necessary consent solicitation statement, supplemental indenture and other related documents in connection with such Consent Solicitation (the "Consent Solicitation Documents"). The Company shall provide and shall use its reasonable best efforts to cause its respective Representatives to provide all cooperation reasonably requested by Parent in connection with the Consent Solicitation including appointing a solicitation agent selected by Parent. The Company shall waive any of the conditions to the Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments set forth therein shall not become operative unless and until the Closing has occurred), so long as such waivers would not cause the Consent Solicitation to violate applicable Law, and shall not, without the prior written consent of Parent, waive any condition to the Consent Solicitation or make any change, amendment or modification to the terms and conditions of any Consent Solicitation other than as directed by Parent. Promptly following the expiration of a Consent Solicitation, assuming the requisite consent from the holders of the Company Notes (including from persons holding proxies from such holders) has been received, the Company shall cause an appropriate supplemental indenture (the "Supplemental Indenture") to become effective providing for the amendments of the Company Indenture contemplated in the Consent Solicitation Documents; provided, however, that notwithstanding the fact that a Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative unless and until the Effective Time has occurred. The form and substance of the Supplemental Indenture shall be reasonably satisfactory to Parent;

             (ii)  commence an offer to purchase, as specified by Parent, with respect to all of the outstanding Company Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent and reasonably acceptable to the Company ("Debt Tender Offer"), and Parent shall assist the Company in connection therewith; provided that Parent shall consult with the Company and afford the Company a reasonable opportunity to review the necessary offer to purchase, related letter of transmittal, supplemental indenture and other related documents in connection with such Debt Tender Offer (the "Debt Tender Offer Documents") and the material terms and conditions of the Debt Tender Offer. The terms and conditions specified by Parent for the Debt Tender Offer shall be in compliance with the Company Indenture, the Senior Credit Facility or any applicable Law. The closing of a Debt Tender Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and in accordance with the terms of the Debt Tender Offer, the Company shall accept for purchase and purchase the Company Notes properly tendered and not properly withdrawn in the Debt Tender Offer (provided that the proposed amendments set forth in any Debt Tender Offer Document may not become effective unless and until the Closing has occurred). The Company shall use its reasonable best efforts to provide and shall use its reasonable best efforts to cause its respective Representatives to provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offer, including appointing a dealer manager selected by Parent. The Debt Tender Offer shall comply with the requirements of Rule 14e-1 promulgated under the Exchange Act ("Rule 14e-1"), the Trust Indenture Act of 1939, as amended (the "TIA"), if applicable, and any other applicable Law, it being understood that the Company shall not be required to take any action that, in the good faith judgment of the Company and after consultation with Company counsel, does not comply with Rule 14e-1, the TIA, if applicable, or other applicable Law. The Company shall waive any of the conditions to a Debt Tender Offer as may be reasonably requested by Parent (other than the conditions that a Debt Tender Offer is conditioned on the Effective Time occurring), so long as such waivers would not cause a Debt Tender Offer to violate the Exchange Act, the TIA or any other applicable Law, and shall not, without the prior written consent of Parent, waive any condition to a Debt Tender Offer or make any change, amendment or modification to the terms and conditions of a Debt Tender Offer (including any extension thereof) other than as directed by Parent; and/or

            (iii)  deliver a notice to each holder of the Company Notes, in accordance with Section 3.9(b) of the Company Indenture, with respect to a Change of Control Offer (as defined in the Company Indenture) for the repurchase, on and subject to the occurrence of a Change of Control Payment Date (as defined in the Company Indenture), to be mutually agreed by Parent and the Company, of all of the Company Notes then outstanding and otherwise comply with the Company Indenture with respect to such Change of Control Offer; and

          (h)   (x) deliver a notice of redemption pursuant to Section 5.3 of the Company Indenture in accordance with the terms of the Company Indenture (including Section 6 of the First Supplement thereto), which may be conditioned upon the occurrence of the Effective Time; (y) cause the delivery, taking or making of all required documents, actions or payments (other than the deposit of the Company Notes Payoff Amount) under the Company Indenture to effect the (aa) satisfaction and discharge of the Company Indenture pursuant to Article VIII thereof and (bb) release of all obligations in respect of the Company Notes subject to the payment of the Company Notes Payoff Amount; and (z) deliver to Parent a schedule setting forth the Company Notes Payoff Amount.

        Section 7.13    Company Warrants.

          (a)   At the Effective Time, each outstanding Company Warrant shall be assumed by Parent and the Surviving Corporation in accordance with the terms of the Warrant Agreement, and each Company Warrant so assumed by Parent will continue to have, and be subject to, the same terms and conditions of such Company Warrant immediately prior to the Effective Time, except that such Company Warrant shall cease to represent a warrant to purchase Class A Stock or Class B Stock and will be converted into a warrant (the "Parent Warrant") exercisable for the Merger Consideration which the Class A Stock or Class B Stock issuable upon exercise of such Company Warrant immediately prior to the Effective Time would have been entitled to receive upon consummation of the Merger.

          (b)   In furtherance of the foregoing, prior to the Effective Time and in accordance with the Warrant Agreement, (i) the Parties shall use reasonable best efforts to deliver to Computershare Trust Company, N.A. the officer's certificate and opinion of counsel contemplated by Section 6.3 of the Warrant Agreement and (ii) Parent and the Surviving Corporation shall execute and deliver to the Company an assumption agreement as necessary to comply with Section 6.3 of the Warrant Agreement.

        Section 7.14    Dividend Coordination.     After the date of this Agreement, notwithstanding anything to the contrary contained in Section 5.1(b) or Section 6.1(b), each of Parent and the Company shall coordinate with the other with respect to the declaration of any dividend in respect of Parent Common Stock and Parent Class B Stock or Company Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that the holders of Company Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Stock and any Parent Common Stock that any such holder receives in exchange therefor in the Merger.

ARTICLE VIII

CONDITIONS TO THE MERGER

        Section 8.1    Conditions to Obligations of Each Party.     The obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual consent of Parent and the Company):

          (a)    Company Stockholder Approval.    The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

          (b)    Regulatory Approval.    (i) Any waiting period (and extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated and (ii) the FCC Consent shall have been granted by the FCC and shall be in effect as issued by the FCC or extended by the FCC.

          (c)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act, and no stop order or proceedings seeking a stop order shall have been initiated by the SEC.

          (d)    Exchange Listing.    The shares of Parent Common Stock issuable in connection with the Merger or otherwise pursuant to this Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance.

          (e)    Statutes and Injunctions.    No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger by any Governmental Authority that prohibits or makes illegal the consummation of the Merger.

        Section 8.2    Conditions to Obligations of Parent and Merger Sub.     The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent):

          (a)    Representations and Warranties.    The representations and warranties of the Company (i) contained in Section 3.5(a) and (b) shall be true and correct in all respects at and as of the Closing as if made at and as of the Closing (except representations and warranties that by their terms speak specifically as of another specified time, in which case as of such time) other than in each case for de minimis inaccuracies, (ii) contained in Section 3.10(a) shall be true and correct in all respects at and as of the Closing as if made at and as of the Closing, (iii) contained in Section 3.1, Section 3.2, Section 3.5(c) , Section 3.23 and Section 3.25 shall be true and correct in all material respects at and as of the Closing as if made at and as of the Closing and (iv) except for the representation and warranties described in the foregoing clauses (i) - (iii), the Company's representations and warranties contained in this Agreement shall be true and correct in all respects (disregarding all materiality and "Company Material Adverse Effect" qualifiers contained therein), in each case at and as of the Closing as if made at and as of the Closing (except any such representations and warranties that by their terms speak specifically as of another specified time, in which case as of such time), except where the failure of the representations and warranties contained in this clause (iv) to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects its covenants and obligations under this Agreement required to be performed by it at or prior to the Closing.

          (c)    No Company Material Adverse Effect.    Since the date of this Agreement, there shall not have been any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect.

          (d)    Company Certificate.    The Company shall have delivered to Parent and Merger Sub a certificate signed by an executive officer of the Company certifying on behalf of the Company, and not in such officer's personal capacity, that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

        Section 8.3    Conditions to Obligations of the Company.     The obligations of the Company to consummate the Merger are further subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the Company):

          (a)    Representations and Warranties.    The representations and warranties of Parent and Merger Sub (i) contained in Section 4.5(a) and (b) shall be true and correct in all respects at and as of the Closing as if made at and as of the Closing (except representations and warranties that by their terms speak specifically as of another specified time, in which case as of such time) other than in each case for de minimis inaccuracies, (ii) contained in Section 4.11(a) shall be true and correct in all respects at and as of the Closing as if made at and as of the Closing, (iii) contained in Section 4.1, Section 4.2 and Section 4.5(c) , (d) and (e) shall be true and correct in all material respects at and as of the Closing as if made at and as of the Closing and (iv) except for the representation and warranties described in the foregoing clauses (i) - (iii), Parent's representations and warranties contained in Article IV shall be true and correct in all respects (disregarding all materiality and "Parent Material Adverse Effect" qualifiers contained therein), in each case at and as of the Closing as if made at and as of the Closing (except representations and warranties that by their terms speak specifically as of another specified time, in which case as of such time), except where the failure of the representations and warranties contained in this clause (iv) to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)    Performance of Obligations of Parent and Merger Sub.    Parent and Merger Sub shall have performed in all material respects its covenants and obligations under this Agreement required to be performed by them at or prior to the Closing.

          (c)    No Parent Material Adverse Effect.    Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect.

          (d)    Parent Certificate.    Parent shall have delivered to the Company a certificate signed by an executive officer of Parent certifying on behalf of Parent, and not in such officer's personal capacity, that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

ARTICLE IX

TERMINATION

        Section 9.1    Termination.     This Agreement may be terminated at any time prior to the Effective Time (except as otherwise stated below):

          (a)   by mutual written consent of the Company and Parent;

          (b)   by either the Company or Parent:

              (i)  if the Effective Time shall not have occurred on or before May 8, 2018 (the "Initial End Date"); provided, that if on the Initial End Date any of the conditions set forth in Section 8.1(b) shall not have been satisfied but all other conditions set forth in Article VIII shall have been satisfied or waived or shall then be capable of being satisfied, then the Initial End Date shall be automatically extended to August 8, 2018 (the "Second End Date"). As used in this Agreement, the term "End Date" shall mean the Initial End Date, unless extended pursuant to the foregoing sentence, in which case, the term "End Date" shall mean the Second End Date. Notwithstanding the foregoing, the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to a Party if the failure of the Effective Time to occur before the End Date was primarily due to such Party's breach of any of its obligations under this Agreement;

             (ii)  if there shall have been issued an Order by a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the Merger and such Order shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 9.1(b)(ii) shall have used its reasonable best efforts to have such Order lifted; or

            (iii)  if the Company Stockholders' Meeting (including any adjournments or postponements thereof) shall have concluded following the taking of a vote to approve the Merger and the Company Stockholder Approval shall not have been obtained.

          (c)   by Parent:

              (i)  if (A) a Triggering Company Event shall have occurred or (B) the Company has materially breached any of its obligations under Section 7.2 or Section 7.3; or

             (ii)  if the Company shall have breached or failed to perform any of its (A) representations or warranties or (B) covenants or agreements set forth in this Agreement, in each case which breach or failure to perform (x) would give rise to the failure of a condition to the Merger set forth in Section 8.2(a) or Section 8.2(b) and (y) is incapable of being cured by the Company during the 30-day period after written notice from Parent of such breach or failure to perform, or, if capable of being cured during such 30-day period, shall not have been cured by the earlier of the end of such 30-day period and the End Date; provided that if such breach or failure to perform is capable of being cured by the Company and the Company ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Parent, Parent shall have the right to terminate this Agreement pursuant to this Section 9.1(c)(ii); provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements such that the Company has the right to terminate this Agreement pursuant to Section 9.1(d)(i).

          (d)   by the Company:

              (i)  if Parent or Merger Sub shall have breached or failed to perform any of its (A) representations or warranties or (B) covenants or agreements set forth in this Agreement, in each case which breach or failure to perform (x) would give rise to the failure of a condition to the Merger set forth in Section 8.3(a) or Section 8.3(b) and (y) is incapable of being cured by Parent and Merger Sub during the 30-day period after written notice from the Company of such breach or failure to perform, or, if capable of being cured during such 30-day period, shall not have been cured by the earlier of the end of such 30-day period and the End Date; provided that if such breach or failure to perform is capable of being cured by Parent and Merger Sub and Parent or Merger Sub cease using reasonable best efforts to cure such breach or failure to perform following written notice from the Company, the Company shall have the right to terminate this Agreement pursuant to this Section 9.1(d)(i); provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements such that Parent has the right to terminate this Agreement pursuant to Section 9.1(c)(ii); or

             (ii)  if (A) the Company Board authorizes the Company to enter into an Alternative Company Acquisition Agreement with respect to a Superior Company Proposal to the extent permitted by, and subject to the terms and conditions of, Section 7.3, (B) substantially concurrent with the termination of this Agreement, the Company enters into an Alternative Company Acquisition Agreement providing for a Superior Company Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds the fee required to be paid pursuant to Section 9.3.

        Section 9.2    Effect of Termination.     In the event of the termination of this Agreement by either Parent or the Company as provided in Section 9.1, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in compliance with Section 9.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party), other than the Confidentiality Agreement, this Section 9.2, Section 9.3, and Article X, which provisions shall survive such termination; provided, however, that, subject to the limitations set forth in Section 10.12, nothing in this Section 9.2 shall relieve any Party from liability for Willful Breach of this Agreement prior to such termination or the requirement to make the payments set forth in Section 9.3. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement.

        Section 9.3    Termination Fees; Expenses.

          (a)   Company Termination Fee.

              (i)  In the event that this Agreement is terminated by Parent pursuant to Section 9.1(c)(i), or in the event that this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii), then, in each case, the Company shall pay to Parent, by wire transfer of immediately available funds, a fee in the amount of $135,500,000 (the "Company Termination Fee") at or prior to the termination of this Agreement in the case of a termination pursuant to Section 9.1(d)(ii) or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination pursuant to Section 9.1(c)(i).

             (ii)  In the event that this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii), or in the event that this Agreement is terminated by Parent pursuant to Section 9.1(c)(ii) in respect of a Willful Breach by the Company of a covenant or agreement contained in this Agreement, and in each case at any time after the date of this Agreement prior to such termination (i) a Company Acquisition Proposal has been made to the Company and publicly announced and has not been withdrawn prior to the termination of this Agreement (or prior to the Company Stockholders' Meeting in the case of a termination pursuant to Section 9.1(b)(iii)) and (ii) within twelve months after such termination, the Company (A) enters into an agreement with respect to a Company Acquisition Proposal and such Company Acquisition Proposal is subsequently consummated or (B) consummates a Company Acquisition Proposal, then, in any such event, the Company shall pay to Parent, by wire transfer of immediately available funds, the Company Termination Fee less the amount of any Parent Expenses previously paid by the Company concurrently with the consummation of such transaction arising from such Company Acquisition Proposal (and in any event, within two Business Days following such consummation); provided, however, that for purposes of the definition of "Company Acquisition Proposal" in this Section 9.3(a)(ii), references to "15%" and "85%" shall be replaced by "50%").

          (b)   If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(iii), then the Company shall pay to Parent, by wire transfer of immediately available funds, an amount equal to (A) the documented out-of-pocket costs and expenses, including the fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement in an amount not to exceed $10,000,000 plus (B) $38,500,000 (the "Parent Expenses") as promptly as practicable (and, in any event, within two Business Days following such termination).

          (c)   The Parties acknowledge that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Company Termination Fee and Parent Expenses are not a penalty, but are liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for any amount due pursuant to this Section 9.3, then the Company shall pay Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 9.3 from the date such payment was required to be made until the date of payment at the annual rate of five percent plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (or such lesser rate as is the maximum permitted by applicable Law). All payments under this Section 9.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable. In no event shall a Company Termination Fee be payable more than once.

          (d)   Notwithstanding anything in this Agreement to the contrary, subject to Section 10.12 and other than in the case of Willful Breach or fraud, in the event that this Agreement is terminated under circumstances where the Company Termination Fee is payable pursuant to this Section 9.3, the payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future stockholders, directors, officers, employees, Affiliates or Representatives (the "Company Related Parties") for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE X

Miscellaneous

        Section 10.1    No Survival of Representations and Warranties.     None of the representations, warranties covenants and agreements in this Agreement, or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement, shall survive the Effective Time or, except as provided in Section 9.2, the termination of this Agreement pursuant to Section 9.1, as the case may be. This Section 10.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

        Section 10.2    Amendment and Modification.     Subject to applicable Law, this Agreement may be amended, modified or supplemented in any and all respects by written agreement of the Parties at any time prior to the Effective Time with respect to any of the terms contained herein; provided that after the Company Stockholder Approval is obtained, no amendment that requires further stockholder approval under applicable Law shall be made without such required further approval. A termination of this Agreement pursuant to Section 9.1 or an amendment or waiver of this Agreement pursuant to this Section 10.2 or Section 10.3 shall, in order to be effective, require, in the case of Parent, Merger Sub and the Company, action by their respective board of directors (or a committee thereof), as applicable. Notwithstanding anything set forth above, this Section 10.2, Section 7.12, Section 10.8, Section 10.11(b), Section 10.12(c), Section 10.13 and Section 10.14 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section, and any related definitions insofar as they affect such Sections) shall not be amended, waived or otherwise modified in a manner that is adverse to the interests of any Financing Source without the prior written consent of such Financing Source.

        Section 10.3    Extension; Waiver.     At any time prior to the Effective Time, subject to applicable Law, Parent or Merger Sub on the one hand, or the Company on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement of the other Parties or (c) subject to the proviso of the first sentence of Section 10.2, waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this

Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. The Parties acknowledge and agree that Parent shall act on behalf of Merger Sub and the Company may rely on any notice given by Parent on behalf of Merger Sub with respect to the matters set forth in this Section 10.3.

        Section 10.4    Expenses.     Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

        Section 10.5    Disclosure Letter References.     All capitalized terms not defined in the Company Disclosure Letter or Parent Disclosure Letter (as applicable, the "Disclosure Letter") shall have the meanings assigned to them in this Agreement. The Disclosure Letter shall, for all purposes in this Agreement, be arranged in numbered and lettered parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in the Disclosure Letter shall constitute an exception to or, as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in the Disclosure Letter relating to the representations and warranties (or covenants, as applicable) set forth in this Agreement to the extent a cross-reference within the Disclosure Letter is expressly made to such other part in the Disclosure Letter, as well as to the extent that the relevance of such item as an exception to or, as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from the face of such disclosure. The listing of any matter on the Disclosure Letter shall not be deemed to constitute an admission by the Company or Parent, as applicable, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company or Parent, as applicable, under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Disclosure Letter relating to any possible breach or violation by the Company or Parent, as applicable, of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Disclosure Letter be deemed or interpreted to expand the scope of the representations, warranties, covenants or agreements set forth in this Agreement.

        Section 10.6    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation of transmission), by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 10.6):

  if to Parent or Merger Sub, to:

    Sinclair Broadcast Group, Inc.
    10706 Beaver Dam Road
    Hunt Valley, Maryland 21030
    Attention:  Christopher S. Ripley
                       Barry Faber
    Facsimile:  [            ]
                       [            ]
    Email:        [            ]
                       [            ]

    with a copy (which shall not constitute notice) to:

    Fried, Frank, Harris, Shriver & Jacobson LLP
    One New York Plaza
    New York, NY 10004
    Attention:  Philip Richter
    Facsimile:  (212) 859-8000
    Email:        philip.richter@friedfrank.com

  if to the Company, to:

    Tribune Media Company
    685 Third Avenue, 31st Floor
    New York, NY 10017
    Attention: Edward Lazarus, General Counsel
    Facsimile No.: 646-563-8275
    Email: elazarus@tribunemedia.com

    with a copy (which shall not constitute notice) to:

    Debevoise & Plimpton LLP
    919 Third Avenue
    New York, NY 10022
    Attention:  Paul S. Bird
                       Jonathan E. Levitsky
    Facsimile:  (212) 909 6836
    Email:        psbird@debevoise.com
                       jelevitsky@debevoise.com

        Section 10.7    Counterparts.     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

        Section 10.8    Entire Agreement; No Third Party Beneficiaries.     This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between Parent and the Company and among the Parties with respect to the subject matter hereof and thereof; provided that (x) any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by this Agreement and (y) all standstill or similar provisions set forth in the Confidentiality Agreement shall terminate and no longer be in effect upon execution and delivery hereof) and (b) are not intended to and do not confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties and their respective successors and permitted assigns; provided, further, that notwithstanding the foregoing, following the Effective Time, the provisions of Section 6.3 shall be enforceable by each Company Indemnified Party hereunder and his or her heirs and his or her representatives. Notwithstanding anything to the contrary set forth above, the Financing Sources shall be a third party beneficiary of Section 7.12, Section 10.2, this Section 10.8, Section 10.11(b), Section 10.12(c) and Section 10.13 and Section 10.14.

        Section 10.9    Severability.     If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        Section 10.10    Assignment.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

        Section 10.11    Governing Law.

          (a)   This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

          (b)   Notwithstanding anything herein to the contrary, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, or any dispute arising out of or relating in any way to the Financing, the Commitment Letter, the performance thereof or the transactions contemplated thereby shall be governed by, and construed in accordance with, the Laws of the State of New York.

        Section 10.12    Enforcement; Exclusive Jurisdiction.

          (a)   The rights and remedies of the Parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the obligations to consummate the Merger, in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties' rights in this Section 10.12 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 10.12.

          (b)   In addition, each of the Parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 10.6.

          (c)   Notwithstanding anything herein to the contrary, each of the Parties acknowledges and irrevocably agrees that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, against any Financing Source arising out of, or relating to, the transactions contemplated by this Agreement (including the Financing) shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the Borough of Manhattan (and the appellate courts thereof) and each Party submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and agrees not to bring any such action or proceeding in any other court.

        Section 10.13    WAIVER OF JURY TRIAL.     EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM INVOLVING ANY FINANCING SOURCE).

        Section 10.14    No Recourse.     Notwithstanding anything herein to the contrary, the Company (on behalf of itself, its Subsidiaries and the equityholders, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of each of them) acknowledges and agrees that it (and such other Persons) shall have no recourse against the Financing Sources, and the Financing Sources shall be subject to no liability or claims by the Company (or such other Persons) in connection with the Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise. Subject to the rights of Parent under the Commitment Letter under the terms thereof, and notwithstanding anything to the contrary herein, Parent agrees on behalf of itself and its Affiliates that the Financing Sources shall not have any liability or obligation to Parent or any of its Affiliates (whether under contract or tort, in equity or otherwise) relating to this Agreement or any of the transactions contemplated herein (including the Financing).

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

TRIBUNE MEDIA COMPANY
By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Chief Executive Officer
SINCLAIR BROADCAST GROUP, INC.
By:	/s/ CHRIS RIPLEY
	Name:	Chris Ripley
	Title:	CEO

EXHIBIT A

JOINDER AGREEMENT

MAY [    ], 2017

        Reference is hereby made to that certain Agreement and Plan of Merger, dated as of May [    ], 2017 (the "Merger Agreement"), by and between [Parent], a Maryland corporation ("Parent"), and            , a Delaware corporation (the "Company"). Unless otherwise defined herein, terms used herein shall have the meanings given to them in the Merger Agreement.

        WHEREAS, the Merger Agreement provides that promptly following the execution and delivery thereof, Parent shall form a new wholly owned subsidiary as a Delaware corporation and Parent shall cause such entity to, and such entity shall, sign a joinder agreement to the Merger Agreement and be bound thereunder; and

        WHEREAS, the undersigned, [                    ], a Delaware corporation ("Merger Sub"), was duly incorporated by Parent on [                    ], 2017.

        NOW, THEREFORE, in consideration of the foregoing, the mutual covenants, representations, warranties and agreements set forth in the Merger Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, Merger Sub hereby agrees that it is and shall be deemed to be for all purposes, a party to the Merger Agreement, and is and shall be bound by all of the terms and conditions of the Merger Agreement applicable to Merger Sub, effective as of the date hereof, as if it were an original signatory thereto.

        [Signature Page Follows]

        IN WITNESS WHEREOF, Merger Sub has executed this Agreement as of the date set forth above and agrees to be bound by the terms of the Merger Agreement applicable to Merger Sub.

[ ]
By:
Name:

EXHIBIT B

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TRIBUNE MEDIA COMPANY

ARTICLE I

Name

        The name of the corporation is Tribune Media Company. (the "Corporation").

ARTICLE II

Registered Office and Registered Agent

        The address of the Corporation's registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The registered agent of the Company for service of process at such address is The Corporation Trust Company.

ARTICLE III

Corporate Purpose

        The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

ARTICLE IV

Capital Stock

        The total number of shares of all classes of stock that the Corporation shall have authority to issue is 100, all of which shall be shares of Common Stock, par value $0.01 per share.

ARTICLE V

Directors

        (1)   The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The Board of Directors shall consist of that number of directors to be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of directors then in office. The initial number of directors shall be two (2).

        (2)   Elections of directors of the Corporation need not be by written ballot, except and to the extent provided in the By-laws of the Corporation.

        (3)   To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law is amended or any other law of the State of Delaware is adopted or amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended, or such other law of the State of Delaware. Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation or adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article V shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal, modification or adoption of any inconsistent provision.

ARTICLE VI

Indemnification of Directors, Officers and Others

        (1)    Right to Indemnification of Directors and Officers.     The Corporation shall indemnify and hold harmless, to the fullest extent permitted by law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, trustee, manager, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise, nonprofit entity or other entity of any type, including service with respect to any employee benefit plan, whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving, at the request of the Corporation, as a director, officer, trustee, manager, employee or agent, against all liability and loss suffered and expenses (including attorneys' fees) actually and reasonably incurred by such Indemnified Person in such Proceeding; provided that, as provided in the Plan of Reorganization, no such indemnification or reimbursement rights shall apply to any LBO-Related Causes of Action (as defined in the Plan of Reorganization) arising prior to December 8, 2008. Notwithstanding the preceding sentence, except as otherwise provided in Section C of this Article VI, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by or on behalf of such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors. The Corporation hereby agrees: (i) that it is the indemnitor of first resort (i.e., in the event any Indemnified Person has the right to receive indemnification from one or more sponsors, affiliates or third parties, the Corporation's obligations to such Indemnified Person are primary); and (ii) that it shall be required to pay the full amount of expenses (including attorneys' fees) actually and reasonably incurred by such Indemnified Person in connection with any Proceeding in advance of its final disposition as required by the terms of this Amended and Restated Certificate of Incorporation, without regard to (A) any rights such Indemnified Person may have, or the exercise of any such rights by such Indemnified Person, against any other sponsors, affiliates or third parties or (B) any advance or payment made by such sponsors, affiliates or third parties on behalf of such Indemnified Person with respect to any claim for which such Indemnified Person is entitled to indemnification from the Corporation; and (iii) that it irrevocably waives, relinquishes and releases such sponsors or affiliates from any and all claims against such sponsors or affiliates for contribution, subrogation or any other recovery of any kind in respect thereof.

        (2)    Prepayment of Expenses.     The Corporation shall pay the expenses (including attorneys' fees) actually and reasonably incurred by an Indemnified Person in connection with any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article VI or otherwise.

        (3)    Claims by Indemnified Persons.     If a claim for indemnification or advancement of expenses under this Article VI is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation (and any undertaking required under Section B of this Article VI), the Indemnified Person may file suit to recover the unpaid amount of such claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses, the Indemnified Person shall be entitled to be paid the expense of prosecuting or defending such claim. In any such action, the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

        (4)    Indemnification of Employees and Agents.     The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, trustee, manager, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise, nonprofit entity or other entity of any type, including service with respect to any employee benefit plan, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or non-officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person described therein in connection with a Proceeding initiated by or on behalf of such person if the Proceeding was not authorized in advance by the Board of Directors.

        (5)    Advancement of Expenses of Employees and Agents.     The Corporation may pay the expenses (including attorneys' fees) actually and reasonably incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

        (6)    Non-Exclusivity of Rights.     The rights conferred on any person by this Article VI shall not be exclusive of any other rights which such person may have under the certificate of incorporation of the Corporation prior to the effectiveness of this Amended and Restated Certificate of Incorporation or have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        (7)    Other Indemnification.     Except as provided in Article VI.A, the Corporation's obligation under the provisions of this Article VI, if any, to indemnify any person who was or is serving at its request as a director, officer, trustee, manager, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise, nonprofit entity or other entity of any type, including service with respect to any employee benefit plan, shall be reduced by any amount such person collects as indemnification from such other corporation or such partnership, joint venture, limited liability company, trust, enterprise, nonprofit entity or other entity of any type; provided that no Indemnified Person shall have the obligation to reduce, offset, allocate, pursue or apportion any indemnification advancement, contribution or insurance coverage among multiple parties possessing such duties to such Indemnified Person prior to the Corporation's satisfaction of its obligations under the provisions of this Article VI.

        (8)    Insurance.     The Board of Directors may, to the full extent permitted by law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain, at the Corporation's expense, insurance: (i) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers, employees and agents under the provisions of this Article VI; and (ii) to indemnify or insure directors, officers, employees and agents against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VI.

        (9)    Amendment or Repeal.     Any repeal or modification of the foregoing provisions of this Article VI, or adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article VI, shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal, modification or adoption of any inconsistent provision. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ARTICLE VII

By-Laws

        The directors of the Corporation shall have the power to adopt, amend or repeal the By-Laws of the Corporation.

ARTICLE VIII

Amendment

        The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by law, and all the provisions of this Amended and Restated Certificate of Incorporation and all rights conferred on stockholders, directors and officers in this Amended and Restated Certificate of Incorporation are subject to this reserved power.

ANNEX B

TROLLEY VOTING AND SUPPORT AGREEMENT

        This TROLLEY VOTING AND SUPPORT AGREEMENT (this "Agreement") is entered into as of May 8, 2017, by and among Sinclair Broadcast Group, Inc., a Maryland corporation ("Samson"), and the Persons whose names are set forth on the signature pages hereto under the caption "Stockholders" (each individually a "Stockholder" and, collectively, the "Stockholders").

W I T N E S S E T H:

        WHEREAS, as of the date of this Agreement, each Stockholder owns the number of shares of Class A common stock, par value $0.001 per share (the "Trolley Class A Stock"), and of Class B common stock, par value $0.001 per share (the "Trolley Class B Stock" and together with the Trolley Class A Stock, the "Trolley Stock"), of Tribune Media Company, a Delaware corporation ("Trolley"), set forth on Schedule A attached hereto;

        WHEREAS, concurrently herewith, Samson and Trolley are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, modified, restated or supplemented from time to time, the "Merger Agreement"), pursuant to which Merger Sub (as defined below) will merge with and into Trolley (the "Merger") in accordance with the terms of the Merger Agreement and Trolley will survive the Merger as a wholly owned subsidiary of Samson and, except as set forth therein, each issued and outstanding share of Trolley Stock will be converted into the right to receive the Merger Consideration, all on the terms and subject to the conditions set forth in the Merger Agreement;

        WHEREAS, promptly following the date hereof, Samson will form a new wholly-owned subsidiary of Samson ("Merger Sub") as a Delaware corporation, and Samson will cause Merger Sub to, and Merger Sub will, execute and deliver a joinder agreement to the Merger Agreement and be bound thereunder; and

        WHEREAS, as a condition to the willingness of Samson to enter into the Merger Agreement, and as an inducement and in consideration therefor, Samson has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

        SECTION 1.1    Defined Terms.    For purposes of this Agreement, capitalized terms used in this Agreement that are defined in the Merger Agreement but not in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

        SECTION 1.2    Other Definitions.    For purposes of this Agreement:

          (a)   "Equity Award" means any outstanding equity award granted pursuant to any Company Equity Plan.

          (b)   "New Shares" means any shares of Trolley Stock (in each case other than Owned Shares) that are owned by a Stockholder at any time during the Voting Period.

          (c)   "owned" means direct or indirect beneficial ownership (within the meaning of the Exchange Act); provided, however, that no Stockholder shall be deemed to own any shares of Trolley Stock subject to any Equity Award unless and until such Stockholder acquires such shares upon the exercise or settlement of such Equity Award.

          (d)   "Owned Shares" means, with respect to any Stockholder, all of the shares of Trolley Stock owned by such Stockholder as of the date of this Agreement set forth on Schedule A.

          (e)   "Permitted Transferee" means any Affiliate of a Stockholder if such Affiliate executes and delivers to Samson an agreement agreeing to be bound by the terms of this Agreement as a Stockholder.

          (f)    "Transfer" means sell, transfer, assign or distribute, whether directly or indirectly, either voluntarily or involuntarily, by operation of Law or otherwise. For the avoidance of doubt, (x) any conversion of any shares of Trolley Class A Stock into Trolley Class B Stock shall constitute a Transfer of such shares of Trolley Class A Stock and (y) the exercise or settlement of any Equity Award in accordance with its terms shall not constitute a Transfer thereof of any Trolley Stock subject thereto.

          (g)   "Voting Period" means the period from and including the date of this Agreement through and including the earliest to occur of (i) the time at which the Company Stockholder Approval shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of Trolley, and (ii) the termination of the Merger Agreement in accordance with its terms.

ARTICLE 2
VOTING AGREEMENT AND IRREVOCABLE PROXY

        SECTION 2.1    Agreement to Vote.

          (a)   Each Stockholder hereby agrees that, during the Voting Period, such Stockholder shall take all such actions as may be required to cause all Owned Shares and New Shares owned by such Stockholder as of the record date for the Company Stockholders' Meeting (including at any adjournments or postponements thereof) to be voted at the Company Stockholders' Meeting (including at any adjournments or postponements thereof) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

          (b)   Subject to Section 3.2 hereof, each Stockholder hereby agrees that, during the Voting Period, such Stockholder shall vote or execute consents, as applicable, with respect to the Owned Shares and New Shares owned by such Stockholder as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares and New Shares owned by such Stockholder as of the applicable record date) against each of the matters set forth in clauses (i) and (ii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of Trolley Stock at or in connection with which any of the holders vote or execute consents with respect to any of the following matters:

              (i)  any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of the covenants or agreements of Trolley contained in the Merger Agreement or of such Stockholder contained in this Agreement; and

             (ii)  any Company Acquisition Proposal made prior to the termination of the Merger Agreement.

          (c)   Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that the Owned Shares and New Shares owned by each Stockholder are duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent.

          (d)   Notwithstanding anything in this Section 2.1 to the contrary, (i) no Stockholder shall be required to vote or consent (or cause to be voted or consented) any of its Owned Shares or New Shares to amend the Merger Agreement (including any Exhibit thereto) or take any action that could result in the amendment or modification, or a waiver of a provision therein (an "Adverse Amendment"), in any such case, in a manner that alters or changes the amount or kind of the consideration to be paid to Trolley's stockholders and (ii) each Stockholder shall remain free to vote (or execute consents or proxies with respect to) the Owned Shares and New Shares with respect to any matter not covered by this Section 2.1 in any manner such Stockholder deems appropriate, including in connection with the election of directors.

        SECTION 2.2    Grant of Irrevocable Proxy.    If a Stockholder fails to promptly take any actions required to be taken by such Stockholder pursuant to Section 2.1(a) or (b), each Stockholder hereby irrevocably appoints Samson and any designee of Samson, and each of them individually, as such Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents during the Voting Period, with respect to the Owned Shares and New Shares owned by such Stockholder as of the applicable record date, in each case solely to the extent and in the manner specified in Section 2.1(a) and (b). This proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder shall not, directly or indirectly grant any Person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of such Stockholder's Owned Shares or New Shares that is inconsistent with Sections 2.1 and 2.2.

        SECTION 2.3    Nature of Irrevocable Proxy.    The proxy and power of attorney granted pursuant to Section 2.2 by each Stockholder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder with regard to such Stockholder's Owned Shares and New Shares and such Stockholder acknowledges that the proxy constitutes an inducement for Samson and Merger Sub to enter into the Merger Agreement. The power of attorney granted by each Stockholder is a durable power of attorney and shall survive the bankruptcy, dissolution, death or incapacity of such Stockholder. The proxy and power of attorney granted hereunder shall terminate only upon the expiration of the Voting Period.

ARTICLE 3
COVENANTS

        SECTION 3.1    Transfer Restrictions.    Each Stockholder agrees that such Stockholder shall not, during the Voting Period, Transfer any Owned Shares or New Shares or any interest therein, or any economic or voting rights with respect thereto (including any rights decoupled from the underlying securities), other than (i) to a Permitted Transferee or (ii) with the prior written consent of Samson.

        SECTION 3.2    No Shop Obligations of Each Stockholder.    Each Stockholder agrees that, during the Voting Period, such Stockholder and its, his or her controlled Affiliates (excluding Trolley and its Subsidiaries) shall not, and shall not authorize or permit any of its, his or her Representatives (it being understood that, for purposes hereof, a Representative of Trolley or its Subsidiaries shall not constitute a Representative of a Stockholder unless such Stockholder shall have separately engaged or directed such Person in his, her or its capacity as a stockholder of Trolley and not as an officer, director or employee of Trolley) to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person (other than Samson, its Affiliates and their respective Representatives) any nonpublic information relating to Trolley and its Subsidiaries, in connection with any Company Acquisition Proposal, (iii) approve enter into any letter of intent, merger agreement or other similar agreement providing for a Company Acquisition Proposal or (iv) resolve or agree to do any of the foregoing; provided, that each Stockholder and its controlled Affiliates and Representatives shall be permitted to take any actions that a Representative of Trolley or Trolley is permitted to take under Section 7.3 of the Merger Agreement.

        SECTION 3.3    Stockholders' Capacity.    Samson acknowledges that no Stockholder is making any representation, warranty, agreement or understanding herein on behalf of Trolley or any of its Subsidiaries or in such Stockholder's capacity as a director or officer of Trolley and that each Stockholder is executing this agreement solely in such Stockholder's capacity as the direct or indirect owner of Trolley Stock and nothing herein shall limit or affect any actions taken by such Stockholder or its designees or Representatives in their capacity as a director or officer of Trolley.

        SECTION 3.4    Stop Transfer; Changes in Owned Shares and New Shares.    Each Stockholder agrees that (a) this Agreement and the obligations hereunder shall attach to its Owned Shares and shall be binding upon any Person to which legal or beneficial ownership of such Owned Shares shall pass, whether by operation of law or otherwise, including its successors or assigns and (b) other than as permitted by this Agreement, such Stockholder shall not request that Trolley register the Transfer (book-entry or otherwise) during the Voting Period of any certificate or uncertificated interest representing any or all of its Owned Shares or New Shares.

        SECTION 3.5    Further Assurances.    From time to time and without additional consideration, each party hereto shall take such further actions, as another party hereto may reasonably request as necessary for the purpose of carrying out and furthering the intent of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

        Each Stockholder hereby represents and warrants to Samson as follows:

        SECTION 4.1    Authorization.    Such Stockholder has all corporate or equivalent power and authority (or legal capacity in the case of an individual) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and, assuming it has been duly and validly authorized, executed and delivered by Samson, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or other similar Laws relating to or affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

        SECTION 4.2    Ownership of Shares.    As of the date hereof, the Owned Shares of such Stockholder are listed on Schedule A attached hereto and such Stockholder does not own, beneficially or of record, any shares of Trolley Stock other than the Owned Shares. Except as described in the Schedule 13G, as amended to the date hereof, of such Stockholder with respect to Trolley Stock or Forms 3, 4, or 5 filed by such Stockholder with the SEC on or prior to the date hereof, or as otherwise disclosed to Samson in writing on or prior to the date hereof, such Stockholder is the sole record and beneficial owner, free and clear of all Liens and all voting agreements and commitments of every kind (other than this Agreement), of all of the Owned Shares listed opposite such Stockholder's name, or described as being owned by such Stockholder, as applicable, on Schedule A hereto and has the sole power to vote (or cause to be voted) and to dispose of (or cause to be disposed of) such Owned Shares without restriction and no proxies through and including the date hereof have been given in respect of any or all of such Owned Shares other than proxies which have been validly revoked prior to the date hereof.

        SECTION 4.3    No Conflicts.    Assuming the accuracy of the representations and warranties set forth in Section 5.2, except for a filing of an amendment to a Schedule 13G or Schedule 13D and a filing of a Form 4 to the extent required by the Exchange Act, (a) no filing with any Governmental

Authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by such Stockholder or the performance by such Stockholder of such Stockholder's obligations hereunder and (b) none of the execution and delivery of this Agreement by such Stockholder, or the performance by such Stockholder of such Stockholder's obligations hereunder shall (i) result in, give rise to or constitute a violation or breach of or a default (or any event which with notice or lapse of time or both would become a violation, breach or default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on, any of the Owned Shares pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's Owned Shares are bound, or (ii) violate any applicable law, rule, regulation, order, judgment, or decree applicable to such Stockholder or any of its assets (including the Owned Shares), except for any of the foregoing as would not impair such Stockholder's ability to perform such Stockholder's obligations under this Agreement.

        SECTION 4.4    Transaction Fee.    Such Stockholder has not employed any investment banker, broker or finder in connection with the transactions contemplated by the Merger Agreement who might be entitled to any fee or any commission from Trolley or Samson or any of their respective Subsidiaries in connection with or upon consummation of the Merger or any other transaction contemplated by the Merger Agreement.

        SECTION 4.5    Actions and Proceedings.    As of the date hereof, there are no (a) Actions pending or, to the knowledge of such Stockholder, threatened against such Stockholder or any of its Affiliates (excluding Trolley and its Subsidiaries) or (b) outstanding Orders to which such Stockholder or any of its assets or Affiliates (excluding Trolley and its Subsidiaries) are subject or bound, in each case, that would or seek to prevent, materially delay, hinder, impair or prevent the exercise by Samson of its rights under this Agreement or the performance by such Stockholder of its obligations under this Agreement.

        SECTION 4.6    Acknowledgement.    Such Stockholder understands and acknowledges that Samson is entering into the Merger Agreement in reliance upon such Stockholder's execution, delivery and performance of this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SAMSON

        Samson hereby represents and warrants to the Stockholders as follows:

        SECTION 5.1    Authorization.    Samson has all corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Samson and, assuming it has been duly and validly executed and delivered by the Stockholders, constitutes a legal, valid and binding obligation of Samson, enforceable against it in accordance with the terms of this Agreement, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or other similar Laws relating to or affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

        SECTION 5.2    No Conflicts.    Except as contemplated by the Merger Agreement, (a) no filing with any Governmental Authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by Samson or the consummation of the transactions contemplated herein and (b) the execution and delivery of this Agreement by Samson does not and the performance of this Agreement by Samson will not (i) violate, conflict with, require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any provision of any Contract or financial obligation to which Samson is party or which is binding upon Samson or any of its properties or assets or any license, franchise, permit, certificate, approval or other similar authorization affecting Samson or (ii) conflict with or breach any provision of any Law or Order, in each case, except for any of the foregoing as would not impair the ability of Samson to perform its obligations under this Agreement or to consummate the transactions contemplated herein on a timely basis.

ARTICLE 6
TERMINATION

        This Agreement and all obligations of the parties hereunder (including the proxy described in Sections 2.2 and 2.3) shall automatically terminate upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the date of any Adverse Amendment. Upon the termination of this Agreement, neither Samson nor the Stockholders shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect; provided that, notwithstanding the foregoing, (i) this Article 6 and Sections 7.1 through 7.13 shall survive such termination and (ii) the termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party's breach of any of the terms of this Agreement prior to the date of termination.

ARTICLE 7
MISCELLANEOUS

        SECTION 7.1    Publication.     Each Stockholder hereby permits Samson, Trolley and/or Merger Sub to publish and disclose in press releases, Schedule 13D filings (if applicable), the Registration Statement, including the Proxy Statement to be filed with the SEC as part of the Registration Statement (including all documents and schedules filed with the SEC) and any other disclosures or filings required by applicable law such Stockholder's identity and ownership of shares of Trolley Stock, the nature of such Stockholder's commitments, arrangements and understandings pursuant to this Agreement and/or the text of this Agreement; provided, that except in the case of any disclosure or filing that is substantially consistent with any prior disclosure or filing, in advance of any such disclosure or filing, such Stockholder shall be afforded a reasonable opportunity to review and approve (not to be unreasonably withheld or delayed) such disclosure or filing.

        SECTION 7.2    Amendment or Supplement.     Subject to applicable Law, this Agreement may be amended, modified or supplemented in any and all respects by written agreement of the parties at any time prior to the Effective Time with respect to any of the terms contained herein whether before or after the Company Stockholder Approval and/or the Parent Stockholder Approval has been obtained. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

        SECTION 7.3    Specific Performance.     The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties' rights in this Section 7.3 are an integral part of the transactions contemplated hereby and each party hereby waives any objections to any remedy referred to in this Section 7.3.

        SECTION 7.4    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation of transmission), by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 7.4):

(a)	If to Samson, addressed to it at:
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030
Attention: Christopher S. Ripley
Barry Faber
Facsimile: [ ]
[ ]
Email: [ ]
[ ]
with a copy (which shall not constitute notice) to:
Fried, Frank, Harris, Shriver & Jacobson, LLP
One New York Plaza
New York, New York 10004
Attention: Philip Richter
Facsimile: (212) 859-4000
Email: philip.richter@friedfrank.com
(b)	If to the Stockholders, addressed to them at:
Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071
Attention: Kenneth Liang
Email: kliang@oaktreecapital.com
with a copy (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Kenneth M. Schneider
Ellen N. Ching
Facsimile: (212) 757-3990
Email: kschneider@paulweiss.com
eching@paulweiss.com

        SECTION 7.5    Headings.     The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

        SECTION 7.6    Severability.     If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        SECTION 7.7    Entire Agreement.     This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) including the Schedules hereto constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between parties with respect to the subject matter hereof.

        SECTION 7.8    Assignment; Successors.     Except as permitted under Section 3.1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

        SECTION 7.9    No Third Party Beneficiaries.     Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement; provided, each Non-Recourse Party shall be a third party beneficiary with respect to the provisions of Section 7.15 and entitled to enforce the terms thereof.

        SECTION 7.10    No Presumption Against Drafting Party.     In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

        SECTION 7.11    Governing Law and Consent to Jurisdiction.     THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY OTHER STATE. Each of the parties (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 7.4.

        SECTION 7.12    Waiver of Jury Trial.     EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

        SECTION 7.13    Counterparts.     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party need not sign the same counterpart. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

        SECTION 7.14    Appraisal Rights.     Each Stockholder hereby waives any rights of appraisal or rights of dissent from the Merger or the adoption of the Merger Agreement that such Stockholder may have under applicable Law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to such Stockholder's Owned Shares.

        SECTION 7.15    Non-Recourse.     This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate (other than the Stockholders) of any of the foregoing (each, a "Non-Recourse Party") shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

        SECTION 7.16    No Ownership Interests.     Nothing contained in this Agreement shall be deemed to vest in Samson any direct or indirect ownership or incidence of ownership of or with respect to any Owned Shares or New Shares. All rights, ownership and economic benefits of and relating to the Owned Shares and New Shares shall remain vested in and belong to the applicable Stockholder. Nothing in this Agreement shall be interpreted as creating or forming a "group" with any other Person, including Samson, for the purposes of Rule 13d-5(b)(1) of the Exchange Act or for any other similar provision of applicable law.

[Signature pages follow]

        IN WITNESS WHEREOF, Samson and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

SAMSON:
SINCLAIR BROADCAST GROUP, INC.
By:	/s/ CHRIS RIPLEY
	Name:	Chris Ripley
	Title:	CEO

[Signature Page to Trolley Voting and Support Agreement]

STOCKHOLDERS:
OCM FIE, LLC
By:	/s/ JENNIFER BOX
	Name:	Jennifer Box
	Title:	Authorized Signatory
By:	/s/ KENNETH LIANG
	Name:	Kenneth Liang
	Title:	Authorized Signatory
OAKTREE TRIBUNE, L.P.
By:	Oaktree AIF Investments, L.P.
Its:	General Partner
By:	/s/ JENNIFER BOX
	Name:	Jennifer Box
	Title:	Authorized Signatory
By:	/s/ KENNETH LIANG
	Name:	Kenneth Liang
	Title:	Authorized Signatory

        [Signature Page to Trolley Voting and Support Agreement]

SCHEDULE A

TROLLEY

OWNED SHARES

Stockholder	TROLLEY CLASS A STOCK		TROLLEY CLASS B STOCK
OCM FIE, LLC	36,514	(1)	0
Oaktree Tribune, L.P.	14,145,447		0
Total	14,181,961		0

(1)
In addition, OCM FIE owns 7,195 restricted stock units in respect of Class A Common Stock

ANNEX C

May 7, 2017

Board of Directors
Tribune Media Company
435 North Michigan Avenue
Chicago, Illinois 60611

Ladies & Gentlemen:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A common stock, par value $0.001 per share (the "Class A Common Stock") and Class B common stock, par value $0.001 per share (the "Class B Common Stock", and, together with the Class A Common Stock, "Company Common Stock"), of Tribune Media Company (the "Company"), other than the Acquiror (as defined below), the Company, Acquisition Sub (as defined below), Oaktree (as defined below), holders of shares of Company Common Stock who have demanded appraisal for such shares, and the respective affiliates of any of the foregoing (collectively, "Excluded Holders"), of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the "Agreement") to be entered into by the Company and Sinclair Broadcast Group (the "Acquiror"). As more fully described in the Agreement, a subsidiary of Acquiror ("Acquisition Sub") will be merged with and into the Company (the "Transaction") and each issued and outstanding share of Company Common Stock will be converted into the right to receive (i) $35.00 in cash and (ii) 0.2300 shares of Class A Common Stock, $0.01 par value per share, of the Acquiror (collectively, the "Consideration")

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and the Acquiror, including publicly available research analysts' financial forecasts; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed certain internal information relating to the business, including financial forecasts, of the Acquiror furnished to us by the Acquiror; (iv) conducted discussions with members of the senior management and representatives of the Company and the Acquiror concerning the information described in clauses (i) through (iii) of this paragraph, as well as the business and prospects of the Company and the Acquiror generally; (v) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vi) considered the results by or on behalf of the Company, including by us at the Company's direction, solicitations of indications of interest from third parties with respect to a possible acquisition of all or a portion of the Company; (vii) reviewed the financial terms of certain other transactions that we deemed relevant; (viii) reviewed a draft, dated May 7, 2017, of the Agreement; (ix) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors; and (x) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

        In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and the Acquiror as to the future performance of the Company and the Acquiror. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluation or appraisal.

        Our opinion does not address the Company's underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). We have assumed, with your consent, that the Class A Common Stock and the Class B Common Stock are identical, and, our opinion, therefore, does not take into account any differences between such classes of stock as set forth in the Company's organizational documents or otherwise. We are not expressing any opinion as to fair value or the solvency of the Company following the closing of the Transaction. We express no opinion as to what the value of Acquiror common stock will be when issued pursuant to the Agreement or the prices at which Acquiror common stock or Company Common Stock will trade in the future. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any respect material to our analysis from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis.

        Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

        We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquiror. We have provided investment banking and other services to the Company, Oaktree Capital Management, L.P. (together with its affiliates, "Oaktree") and the Acquiror unrelated to the Transaction and currently and in the future may provide such services to Oaktree and the Acquiror and have received and may receive compensation for such services. In the past two years prior to the date hereof, we, among other things, (i) acted as co-manager on three senior notes offerings or common stock offerings of the Acquiror in March 2016, August 2016 and March 2017, (ii) acted as financial advisor to the Acquiror in its evaluation of the FCC incentive auction, for which an engagement commenced in October 2015 and all work was completed in February 2016, (iii) acted as financial advisor on a general advisory assignment in May 2015 for the Acquiror, but for which we received no fees and no transaction occurred, (iv) have been engaged as a financial advisor to four portfolio companies of Oaktree or its affiliates, but have not invoiced any fees in connection with such engagements, (v) acted as the restructuring advisor to certain committees of creditors in which Oaktree or its affiliate was a member of such committees, (vi) acted as the restructuring advisor to a company in which Oaktree or its affiliate is a major equity owner, (vii) acted as financial advisor to a company in which Oaktree or its affiliate was a significant equity owner in April 2017, (viii) acted as co-manager for an offering of debt securities for a portfolio company of Oaktree or its affiliate in March 2016, (ix) acted as a financial advisor to a company in which Oaktree or its affiliate was a minority equity owner in December 2015, (x) acted as a financial advisor to a portfolio company of Oaktree or its affiliate in August 2015, and (xi) acted as a financial advisor to a portfolio company of Oaktree or its affiliate in April 2015.

        This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

        Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair from a financial point of view to such holders, other than Excluded Holders.

Very truly yours,
/s/ MOELIS & COMPANY LLC MOELIS & COMPANY LLC

ANNEX D

May 7, 2017

The Board of Directors
Tribune Media Company
435 North Michigan Avenue
Chicago, IL 60611

Members of the Board:

        We understand that Tribune Media Company ("Tribune") and Sinclair Broadcast Group, Inc. ("Sinclair") intend to enter into an Agreement and Plan of Merger to be dated as of May 8, 2017 (the "Agreement"), pursuant to which Sinclair will form a new wholly owned subsidiary of Sinclair ("Merger Sub") which will be merged with and into Tribune, with Tribune surviving the merger as the surviving corporation (the "Merger"). In connection with the Merger, each share of Class A common stock, par value $0.001 per share, of Tribune ("Tribune Class A Stock") and each share of Class B common stock, par value $0.001 per share, of Tribune (together with the Tribune Class A Stock, the "Tribune Stock") will be converted into the right to receive (i) $35.00 per share in cash, without interest and less any required withholding taxes (such amount, or any higher amount per share of Tribune Stock paid in accordance with the Agreement, the "Cash Consideration") and (ii) 0.2300 of a validly issued, fully paid and nonassessable share of Class A common stock, par value $0.01 per share, of Sinclair (the "Sinclair Stock" and such Sinclair Stock consideration, together with the Cash Consideration, the "Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement.

        You have asked us to render our opinion as to whether the Merger Consideration is fair, from a financial point of view, to the holders of Tribune Stock (excluding Sinclair and its affiliates).

        In the course of performing our reviews and analyses for rendering our opinion, we have:

  •
  Reviewed a draft of the Agreement dated as of May 7, 2017;

  •
  Reviewed certain publicly available business and financial information regarding each of Tribune and Sinclair;

  •
  Reviewed certain non-public business and financial information regarding Tribune's businesses and prospects (including certain financial projections for the years ended December 31, 2017 through December 31, 2021), all as prepared and provided to us by Tribune's senior management;

  •
  Reviewed certain non-public business and financial information regarding Sinclair's businesses and prospects (including certain financial projections for the years ended December 31, 2017 through December 31, 2020), all as prepared and provided to us by Sinclair's senior management;

  •
  Reviewed certain estimated operating synergies and other combination benefits, dis-synergies and estimated costs to achieve the same (collectively, "synergy estimates" or "synergies") expected to result from the Merger, all as prepared and provided to us by Sinclair's senior management and discussed with Tribune's senior management;

  •
  Discussed with each of Tribune's senior management and Sinclair's senior management their strategic and financial rationale for the Merger as well as their views of Tribune's and Sinclair's respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the broadcast television sector;

  •
  Reviewed the historical prices, trading multiples and trading activity of the Tribune Class A Stock and the Sinclair Stock;

  •
  Compared the financial performance of Tribune and Sinclair and the trading multiples and trading activity of the Tribune Class A Stock and the Sinclair Stock with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating Tribune and Sinclair;

  •
  Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Merger;

  •
  Performed discounted cash flow analyses based on the financial projections for Tribune and Sinclair and the synergy estimates, in each case as furnished to us by Tribune and Sinclair (as the case may be); and

  •
  Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

  •
  We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) furnished by or discussed with Tribune or Sinclair or obtained from public sources, data suppliers and other third parties.

  •
  We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial projections, synergy estimates, other estimates and other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of Tribune's senior management and Sinclair's senior management (as the case may be) that they are unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to any (i) financial projections, synergy estimates, other estimates and other forward-looking information furnished by or discussed with Tribune or Sinclair, (a) we have been advised by Tribune's senior management and Sinclair's senior management (as the case may be), and we have assumed, that such financial projections, synergy estimates, other estimates and other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Tribune's senior management and Sinclair's senior management (as the case may be) as to the expected future performance of Tribune and Sinclair (as the case may be), the expected amounts and realization of such synergies (and we have assumed that such synergies will be realized in the amounts and at the times projected) and the corporate income tax rates applicable to such financial projections, synergy estimates, other estimates and other forward-looking information and (b) we have assumed that the financial projections, synergy estimates, other estimates and other forward-looking information utilized in the course of performing our reviews and analyses for rendering our opinion have been reviewed by Tribune's Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

        During the course of our engagement, we were asked by Tribune's Board of Directors to solicit indications of interest from various potential strategic and private equity acquirors regarding a potential transaction with Tribune, and we have considered the results of such solicitation in rendering our opinion.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Tribune, Sinclair or any other entity or the solvency or fair value of Tribune, Sinclair or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Tribune, Sinclair and their respective other advisors with respect to such matters. Tribune's senior management and Sinclair's senior management have advised us that all tax-affected financial projections, synergy estimates, other estimates and other forward-looking information reflect the current U.S. federal corporate income tax regime pursuant to the Internal Revenue Code of 1986, as amended; at the direction of Tribune's Board of Directors and senior management, we have not considered or analyzed the impacts of any potential or proposed reform thereof in connection with our opinion and analyses. We are not expressing any view or rendering any opinion regarding the tax consequences of the Merger to Tribune, Sinclair or their respective securityholders.

        In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Tribune, Sinclair and Merger Sub will comply with all terms of the Agreement and (iii) the representations and warranties of Tribune, Sinclair and Merger Sub contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Merger will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Merger will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Tribune, Sinclair, the Merger or its contemplated benefits in any way meaningful to our analyses or opinion.

        In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the Tribune Stock or other securities of Tribune and the Sinclair Stock and other securities of Sinclair may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Merger.

        We have acted as a financial advisor to Tribune in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Merger. A portion of our compensation is payable upon delivery of our opinion and will be credited against the fee payable upon consummation of the Merger. In addition, Tribune has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

        As Tribune is aware, Guggenheim Securities, LLC ("Guggenheim Securities") (i) has been previously engaged during the past two years and is currently engaged by Tribune to provide financial advisory services in connection with Tribune's review of strategic and financial alternatives and various potential transactions related thereto (including the Merger) and (ii) has not been previously engaged during the past two years by Sinclair to provide financial advisory or investment banking services.

Specifically, we served as Tribune's financial advisor in connection with its sale of various companies collectively known as the Gracenote Companies to Nielsen Holding and Finance B.V., which transaction closed in January 2017 and in respect of which we have received agreed fees. Guggenheim Securities may seek to provide Tribune, Sinclair and their respective affiliates with certain financial advisory and investment banking services unrelated to the Merger in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of our and their customers, including: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to Tribune, Sinclair, other participants in the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or any of its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Tribune, Sinclair, other participants in the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in Tribune, Sinclair, other participants in the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Tribune, Sinclair, other participants in the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Merger that differ from the views of Guggenheim Securities' investment banking personnel.

        Our opinion has been provided to Tribune's Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Merger Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement/prospectus to be distributed to the holders of Tribune Stock in connection with the Merger.

        Our opinion and any materials provided in connection therewith do not constitute a recommendation to Tribune's Board of Directors with respect to the Merger, nor does our opinion constitute advice or a recommendation to any holder of Tribune Stock as to how to vote or act in connection with the Merger or otherwise. Our opinion does not address Tribune's underlying business or financial decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for Tribune, the financing of the Merger or the effects of any other transaction in which Tribune might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to the holders of Tribune Stock (excluding Sinclair and its affiliates) to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Merger or the Agreement (including, without limitation, the form or structure of the Merger) or (b) any stockholder voting agreement, other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Merger, (ii) any term, aspect or implication of Sinclair's debt commitment letters or (iii) the fairness, financial or otherwise, of the

Merger to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Tribune or Sinclair. Our opinion (i) does not address the individual circumstances of specific holders of Tribune's securities (including stock options and warrants) with respect to rights or aspects which may distinguish such holders or Tribune's securities (including stock options and warrants) held by such holders, (ii) does not address, take into consideration or give effect to any rights, preferences, restrictions or limitations or other attributes of any such securities (including stock options and warrants) or (iii) does not in any way address proportionate allocation or relative fairness. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Tribune's or Sinclair's directors, officers or employees, or any class of such persons, in connection with the Merger relative to the Merger Consideration or otherwise.

        Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Tribune Stock (excluding Sinclair and its affiliates).

Very truly yours,
/s/ GUGGENHEIM SECURITIES, LLC
GUGGENHEIM SECURITIES, LLC

ANNEX E

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.